Exhibit 99.1

CareDx’ offer to the shareholders of Allenex

Important information

This offer document (the “Offer Document”) has been prepared in accordance with the Swedish Financial Instruments Trading Act (SFS 1991:980) (The “Trading Act”), the Swedish Act on Public Takeovers on the Stock Market (SFS 2006:451) (the “Takeover Act”) and Nasdaq Stockholm“s Rules Regarding Takeover Offers (the “Takeover Rules”). This Offer Document has been prepared in Swedish and English. In the event of any discrepancy in content between the language versions, the Swedish version shall prevail.

The Swedish version of the Offer Document has been approved and registered by the Swedish Financial Supervisory Authority (Sw: Finansinspektionen) (the “SFSA”) pursuant to the provisions of Chapter 2 of the Takeover Act and Chapter 2 a of the Trading Act. Approval and registration by the SFSA do not imply that the SFSA guarantees that the information provided in this Offer Document is correct or complete.

CareDx, Inc.“s (“CareDx”) public offer to the shareholders in Allenex AB (publ) (“Allenex”) in accordance with the terms specified in this Offer Document (“the Offer”) and the Offer Document are governed by Swedish law. The Takeover Rules and the Swedish Securities Council“s rulings regarding interpretation and application of the Takeover Rules apply to the Offer. In accordance with the Takeover Act, CareDx has undertaken towards Nasdaq Stockholm to comply with the rules established by Nasdaq Stockholm for such offers and submit to the sanctions that Nasdaq Stockholm may decide upon in the event of violations of these rules. CareDx has informed the SFSA about the commitment to Nasdaq Stockholm on December 15, 2015. Any dispute relating to, or arising in connection with the Offer or the Offer Document, shall be settled exclusively by Swedish Courts with the Stockholm District Court as the court of first instance.

The information in the Offer Document is only provided in contemplation of the Offer and may not be used for any other purpose. There is no guarantee that the information provided in this Offer Document is current as of any date other than the date of the publication of this Offer Document or that there has not been any material change in CareDx’ or Allenex’ business since that date. If the information in this Offer Document becomes subject to any material change, such material change will be made public in accordance with the provisions of the Trading Act, which governs the publication of supplements to the Offer Document.

Except for what is stated on pages 64“65 and 109, or otherwise expressly stated in the Offer Document, no information in the Offer Document has been reviewed by CareDx’ or Allenex’ auditors. The figures reported in the Offer Document have in some cases been rounded off, and as a result the figures in tables may not tally with the stated totals.

Forward-looking statements

The Offer Document contains certain forward-looking statements. Forward-looking statements generally relate to future events, status and circumstances or future financial or operating performance, development, commercial activities, growth and other projections as well as benefits of the Offer. These statements may generally, but not always, be identified by the use of forward-looking terminology such as “believes”, “continue”, “intends”, “target”, “projects”, “contemplates”, “plans”, “seeks”, “estimates”, “could”, “should”, “feels”, “will”, “would”, “may”, “can”, “potential” and similar expressions or the negative of these terms. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to a variety of factors, many of which are outside the control of CareDx. Important factors that could cause CareDx’ actual results to differ include, but are not limited to: the closing conditions are not satisfied, and that the transaction may not close; the risk that Allenex’ and CareDx’ businesses will not be integrated successfully; the risk that synergies will not be realised or realised to the extent anticipated; the risk that the Combined Company will not realise on its financing or operating strategies; the products launched by the Combined Company are not successfully commercialized or commercialization efforts are slower than anticipated; the benefits of complementary product portfolios are not be realized; litigation in respect of either company or the transaction could arise; the risk that disruption caused by the combination of CareDx and Allenex if the Offer is completed would make it difficult to maintain certain strategic relationships; and the interest in current product offerings is not sustained and the Combined Company is unable to maintain current revenue levels. These risks and uncertainties also include those risks and uncertainties that are described in the section “Risk factors”. Any or all of the forward-looking statements in this Offer Document may turn out to be inaccurate and may be affected by inaccurate assumptions or by known or unknown risks and uncertainties. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Offer Document may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements. CareDx assumes no obligation to update any such forward-looking statements, except as specifically required by law. CareDx cautions readers not to place considerable reliance on the forward-looking statements contained in this Offer Document.

Important information for shareholders outside Sweden and for banks and other institutions holding nominee-registered shares for persons with residence outside Sweden

The Offer under this Offer Document is not being made to persons whose participation requires that any additional offer document or prospectus be prepared, or that any additional registration be effected or that any other measure be taken in addition to those required under Swedish and U.S. law and regulations.

The Offer Document, the acceptance forms and other documentation regarding the Offer will not be distributed and must not be sent, made available or otherwise distributed, directly or indirectly, in or into jurisdictions in such a way that would require any such additional measures to be taken or would contravene laws and regulations in such jurisdictions, including Australia, Hong Kong, Japan, Canada, New Zealand and South Africa and does not constitute, or form part of, any offer to acquire, subscribe, sell or exchange or any solicitation of an offer to acquire, subscribe, sell or exchange any securities to any person in such jurisdictions, and there shall be no sale, issue or transfer of the securities referred to in the Offer Document in any jurisdiction in contravention of applicable laws or where such action would require any additional documents, filings or measures other than those pursuant to Swedish and U.S. law and regulations (“Restricted Jurisdictions”). The Offer is not being made, directly or indirectly, in or into any Restricted Jurisdiction, or by use of mail or any other national or international means or instrumentality (including, without limitation, telephone, facsimile transmission, electronic mail and the Internet) or by a device owned by a stock exchange or any other market place in any Restricted Jurisdiction and the Offer cannot be accepted by such means or instrumentality or by such device or from any Restricted Jurisdiction. Banks, brokers and other institutions holding nominee-registered shares on behalf of person in any Restricted Jurisdiction may not forward the Offer Document or any documentation related to the Offer, or otherwise make the Offer available, to person. Any attempt to accept the Offer in violation of the abovementioned restrictions may be disregarded.

The issuance of shares in connection with the Offer have not been registered under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) or the securities laws of any state of the United States, and will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder. The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a Form CB in respect of the offer and sale of such shares. In connection with the Offer, CareDx has furnished this prospectus on Form CB pursuant to Rule 802 of the Securities Act with the SEC. Shareholders of Allenex should read this Offer Document carefully, as well as other documents filed with the SEC and the SFSA, because they will contain important information about the transaction. Shareholders of Allenex may obtain free copies of these documents and materials, any amendments of supplements thereto and other documents containing important information about CareDx and the transaction, if such documents and materials are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents and materials filed with the SEC by CareDx will also be available free of charge from CareDx’ website www.CareDx.com under the heading “Investor Relations”.

Contents

Summary 2

Risk factors 19

The Offer 37

Background and reasons 40

Terms, conditions and instructions 41

Statement by the Board of Directors of Allenex 44

Information about the Combined Company 46

Information about CareDx 66

Information about Allenex 110

Tax considerations 149

Addresses 155

Certain definitions

CareDx means CareDx, Inc. Allenex means Allenex AB (publ), corp. ID No. 556543-6127.

Combined Company means the combination of CareDx and Allenex if the Offer is completed.

Majority Shareholders means Midroc Invest AB, FastPartner AB and Xenella Holding AB jointly The Offer means CareDx’ public offer to the shareholders in Allenex in accordance with the terms specified in this Offer Document.

The Offer Document means this offer document, which has been prepared in connection with the Offer. The Transaction means CareDx’ acquisition of Allenex.

CareDx Shares means shares of CareDx common stock.

Allenex Shares means shares of Allenex common stock.

Euroclear means Euroclear Sweden AB. Nasdaq Stockholm means the Swedish regulated market, Nasdaq Stockholm, or, depending on the context, its market operator Nasdaq OMX Stockholm AB. SEK, EUR and USD means Swedish kronor, euro and U.S. dollars, respectively.

The offer in brief

CareDx offers the shareholders of Allenex, other than Midroc Invest AB, Fast-Partner AB and Xenella Holding AB, controlling approximately 78 percent of the shares in Allenex, (the “Majority Shareholders”), the following two consideration alternatives: An all cash alternative (“All Cash Alternative”) of SEK 2.50 per Allenex Share. A mixed offer consideration alternative (“Mixed Offer Consideration Alternative”) consisting of a cash consideration of SEK 1.731 per Allenex Share and 0.01458 CareDx Shares per Allenex Share. This Mixed Offer Consideration Alternative values each Allenex Share at approximately SEK 2.28. 1) The Majority Shareholders have agreed to tender their shares in Allenex in a deferred consideration alternative (“Deferred Consideration Alternative”, which is identical to the Mixed Offer Consideration Alternative save that payment of SEK 0.540 per Allenex Share of the cash component has been deferred until March 31, 2017 and is subject to Allenex achieving certain commercial and financial milestones in 2016.

The acceptance period of the Offer runs from March 8, 2016 until March 29, 2016. Settlement is expected to commence around April 13, 2016. CareDx reserves the right to extend the acceptance period as well as to postpone the date of settlement.

For further information regarding the Offer, see “The Offer” and “Terms, conditions and instructions.”

1) The implied offer value of approximately SEK 2.28 per Allenex share is based on i) a SEK/USD exchange rate of 8.4547 as of February 8, 2016, ii) the closing price for CareDx shares of USD

4.43 as of February 8, 2016 (the last trading day prior to announcement of the revised Offer), and iii) 120,288,448 outstanding Allenex Shares.

CareDx’ offer to the shareholders of Allenex|1

Summary

Summaries are made up of disclosure requirements "Elements", which are numbered in sections A–E (A.1–E.7). This summary contains Elements required to be included in a summary for the type of securities and issuer. As some Elements are not required to be addressed, there may be gaps in numbering sequence below. Even though an Element may be required to be inserted in the summary because of the type of securities and issuer, it is possible that no relevant information can be given regarding the Element. In this case a short description of the Element is included in the summary with the mention of "not applicable".

Section A – Introduction and warnings		
A.1	*Introductions and warnings*	This summary should be read as an introduction to the Offer Document. Any decision to invest in the securities should be based on consideration by the investor of the Offer Document as whole. If a claim relating to the information in the Offer Document is brought before a court, the plaintiff investor might, in accordance with applicable national legislation, have to bear the potential translation costs of the Offer Document before any legal proceedings can be initiated. Civil liability may only be imposed on those persons who have tabled the summary, including the translation thereof, although only if the summary is misleading, inaccurate or inconsistent with the other parts of the Offer Document, or if it does not, together with other parts of the Offer Document, provide key information to help investors when considering whether to invest in the securities.
A.2	*Consent to the use of the Offer Document for resale or final placement of the securities*	Not applicable. The Offer is not being marketed by any financial intermediary.

Section B – The Issuer		
B.1	*Legal and commercial name*	CareDx' full corporate name (and trading name) is CareDx, Inc.
B.2	*Domicile and legal form*	CareDx is a US corporation incorporated in the State of Delaware, under the Delaware corporate number 2982485. The address of CareDx' registered office is 3260 Bayshore Boulevard, Brisbane, CA 94005, USA.
B.3	*Nature of operations and principal activities*	CareDx, based in Brisbane, California, is a molecular diagnostics company focused on the discovery, development and commercialization of clinically differentiated, high-value, diagnostic surveillance solutions for transplant patients. CareDx has commercialized AlloMap®, a gene expression test that aids clinicians in identifying heart transplant patients with stable graft function who have a low probability of moderate/severe acute cellular rejection. CareDx is also pursuing the development of additional products for transplant monitoring using a variety of technologies, including AlloSure™, its next-generation sequencing–based test to detect donor-derived cell-free DNA ("**dd-cfDNA**") after transplantation.

2 | CareDx' offer to the shareholders of Allenex

Summary

<table>
<tr><td>B.4</td><td>Recent trends</td><td>CareDx continues to seek expansion of the adoption and utilization of its AlloMap heart transplant molecular test through ongoing studies to substantiate the clinical utility and actionability of AlloMap, secure positive reimbursement decisions for AlloMap from large private and public payers, develop and enhance its relationships with key members of the transplant community, including opinion leaders at major transplant centers, and explore opportunities and technologies for the development of additional solutions for post-transplant surveillance.
CareDx is also engaged in efforts to develop additional testing solutions. CareDx recently announced the completion of analytical validation of AlloSure, a proprietary next-generation sequencing ("NGS") test that measures the percent of donor-derived cfDNA in solid organ transplant recipients. Plasma samples for AlloSure will be tested in the recently expanded purpose-built CLIA laboratory space at CareDx' headquarters in California. This new product builds on CareDx' existing presence and expertise in post-organ transplant care. AlloSure is now available for order through CareDx, and the CareDx sales organization is working to market to and educate clinicians and administrators at treatment centers that have used AlloMap to use AlloSure and adopt formal protocols for AlloSure use.
CareDx continues its engagement in clinical trials in the transplant field to demonstrate the clinical utility of both AlloMap and AlloSure. Earlier in 2015, CareDx presented preliminary data on the increase of dd-cfDNA prior to rejection and the decrease of dd-cfDNA following immunosuppressive therapy in heart and kidney transplant recipients at several professional society meetings. Multi-centered observational studies for heart and kidney transplant patients are underway that are designed to establish clinical validity and clinical utility. In the process, CareDx is building a valuable biorepository of well annotated blood samples in transplantation for further research and development.
The use of NGS platforms for clinical testing has grown significantly in recent years. Several professional organizations such as the Association of Molecular Pathology ("AMP") have issued guidelines on the quality and consistency of results when NGS based technology is used for sequencing. CareDx is a participant in the federal level creation of standards for NGS sequencing and has used these same standards in the analytical validation of AlloSure.</td></tr>
<tr><td>B.5</td><td>Group</td><td>CareDx' legal structure consists of CareDx, Inc., corporate number 2982485.</td></tr>
<tr><td>B.6</td><td>Major shareholders, etc.</td><td>Under the Securities Exchange Act of 1934, as amended, shareholders who hold a 5 percent or greater security interest in the issuer are required to disclose their holdings to the U.S. Securities and Exchange Commission. The following table sets forth each person, known to the Board of Directors of CareDx based on such filings, holding a 5 percent or greater security interest in CareDx as of the date of the Offer Document.

<table>
<tr><th>Name</th><th>Number of shares</th><th>% of capital and votes</th></tr>
<tr><td>Gagnon Securities LLC</td><td>2,300,173</td><td>19.22%</td></tr>
<tr><td>TPG Group Holdings (SBS) Advisors, Inc.</td><td>1,075,090</td><td>8.98%</td></tr>
<tr><td>Kleiner Perkins Caufield & Byers X-A L.P.</td><td>799,408</td><td>6.68%</td></tr>
<tr><td>Paragon Associates and Paragon Associates II Joint Venture</td><td>652,969</td><td>5.46%</td></tr>
<tr><td>Industry Ventures Healthcare, LLC</td><td>642,099</td><td>5.37%</td></tr>
</table></td></tr>
</table>

CareDx' offer to the shareholders of Allenex | 3

Summary

B.7	*Selected historical financial information*	Presented below are CareDx' financial results in brief for fiscal years 2012–2014, as well as for the nine months of fiscal 2014 and 2015. CareDx' statements of operations are prepared in accordance with United States generally accepted accounting principles ("**U.S. GAAP**"). CareDx' selected historical financial information in summary set forth below is derived from CareDx' historical financial statements, which have been incorporated by reference, and should be read together with the accompanying notes that are an integral part of the historical financial statements.

Statements of operations

	Nine months ended September 30 (unaudited)		Years ended December 31		
(USD, in thousands, except share data)	**2015**	**2014**	**2014**	**2013**	**2012**
Revenue:					
Testing revenue	21,147	19,145	25,842	21,672	19,730
Collaboration and license revenue	349	209	1,464	426	721
Total revenue	**21,496**	**19,354**	**27,306**	**22,098**	**20,451**
Operating expenses:					
Cost of testing	7,786	6,337	8,541	9,078	7,930
Research and development	6,629	2,548	3,846	3,176	4,752
Sales and marketing	6,453	4,837	6,472	5,892	5,417
General and administrative	8,553	6,087	8,436	4,809	4,694
Change in estimated fair value of contingent consideration	(456)	(1,276)	(1,239)	–	–
Total operating expenses	**28,965**	**18,533**	**26,056**	**22,955**	**22,793**
Income (loss) from operations	**(7,469)**	**821**	**1,250**	**(857)**	**(2,342)**
Interest expense, net	(1,334)	(1,727)	(2,116)	(2,149)	(2,703)
Other income (expense), net	(142)	192	147	(536)	(14)
Loss before income taxes	**(8,945)**	**(714)**	**(719)**	**(3,542)**	**(5,059)**
Income tax benefit	–	1,500	1,500	–	–
Net (loss) income	**(8,945)**	**786**	**781**	**(3,542)**	**(5,059)**
Net (loss) income per share:					
Basic	(0.76)	0.21	0.13	(3.50)	(5.01)
Diluted	(0.76)	0.11	0.10	(3.50)	(5.01)
Shares used to compute net (loss) income per share:					
Basic	11,846,921	3,798,559	5,815,928	1,010,795	1,009,236
Diluted	11,846,921	8,298,903	9,283,001	1,010,795	1,009,236

4 | CareDx' offer to the shareholders of Allenex

Summary

B.7	*Selected historical financial information (cont)*	**Balance sheets**

(USD, in thousands)	September 30 (unaudited) 2015	2014	December 31 2014	2013	2012
ASSETS					
Current assets:					
Cash and cash equivalents	33,954	39,048	36,431	5,128	5,830
Accounts receivable	2,241	1,749	2,687	2,270	952
Inventory	814	496	686	518	576
Prepaid and other assets	960	718	542	255	248
Total current assets	**37,969**	**42,011**	**40,346**	**8,171**	**7,606**
Property and equipment, net	2,571	2,049	1,968	1,553	2,118
Intangible assets, net	6,650	6,650	6,650	–	–
Goodwill	12,005	12,005	12,005	–	–
Restricted cash	147	147	147	147	149
Other non-current assets	–	–	25	2	3
Total assets	**59,342**	**62,862**	**61,141**	**9,873**	**9,876**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)					
Current liabilities:					
Accounts payable	1,949	1,036	1,128	618	637
Accrued payroll liabilities	2,192	1,403	1,684	1,386	978
Accrued and other liabilities	2,331	1,911	1,616	1,048	1,009
Accrued royalties	252	297	241	–	1,545
Deferred revenue	136	673	505	80	813
Current portion of long-term debt	3,594	5,798	5,961	4,461	1,455
Total current liabilities	**10,454**	**11,118**	**11,135**	**7,593**	**6,437**
Deferred rent, net of current portion	1,490	1,734	1,684	1,885	2,030
Deferred revenue, net of current portion	724	1,004	471	1,623	–
Long-term debt, net of current portion	12,125	6,930	5,451	10,914	13,410
Contingent consideration	618	1,037	1,074	–	–
Other Liabilities	28	–	28	–	–
Accrued royalties	–	–	–	2,804	–
Convertible preferred stock warrant liability	–	–	–	525	–
Total liabilities	**25,439**	**21,823**	**19,843**	**25,344**	**21,877**
Convertible preferred shares	**–**	**–**	**–**	**135,202**	**135,202**
Stockholders' equity (deficit):					
Common stock	12	12	12	7	7
Additional paid-in capital	202,213	200,397	200,661	9,476	9,404
Accumulated deficit	(168,322)	(159,370)	(159,375)	(160,156)	(156,614)
Total stockholders' equity (deficit)	**33,903**	**41,039**	**41,298**	**(150,673)**	**(147,203)**
Total liabilities, convertible preferred shares and stockholders' equity (deficit)	**59,342**	**62,862**	**61,141**	**9,873**	**9,876**

CareDx' offer to the shareholders of Allenex | 5

Summary

B.7	*Selected historical financial information (cont)*	**Statements of cash flow**					
			Nine months ended September 30 (unaudited)		**Years ended December 31**		
		(USD, in thousands)	**2015**	**2014**	**2014**	**2013**	**2012**
		Operating activities:					
		Net income (loss)	(8,945)	786	781	(3,542)	(5,059)
		Adjustments to reconcile net income (loss) to net cash used in operating activities:					
		Depreciation and amortization	575	354	512	663	1,072
		Stock-based compensation	1,028	350	535	72	69
		Amortization of deferred revenue	(115)	(26)	(727)	(193)	(187)
		Amortization of debt discount and non cash interest expense	204	792	799	553	634
		Revaluation of contingent consideration to estimated fair value	(456)	(1,276)	–	–	–
		Revaluation of warrants and derivatives to estimated fair value	–	14	(1,464)	525	(2)
		Non-cash income tax benefit in connection with business combinations and gain on remeasurement of embedded derivative	–	(1,739)	(1,500)	–	–
		Changes in operating assets and liabilities:					
		Accounts receivable	446	521	(417)	(1,318)	(150)
		Inventory	(129)	22	(168)	58	(152)
		Prepaid and other assets	(393)	(461)	(310)	(4)	146
		Accounts payable	791	204	510	(19)	(113)
		Accrued payroll liabilities	508	17	298	408	(76)
		Accrued royalties	11	(2,507)	(2,563)	1,259	843
		Deferred revenue	–	–	–	1,083	1,000
		Accrued and other liabilities	699	321	364	(91)	199
		Net cash used in operating activities	**(5,776)**	**(2,628)**	**(3,350)**	**(546)**	**(1,776)**
		Investing activities:					
		Purchase of investments	–	–	–	–	(1,623)
		Sales of investments	–	–	–	–	383
		Maturities of investments	–	–	–	–	2,023
		Purchase of property and equipment	(1,123)	(333)	(733)	(98)	(141)
		Payment for acquisitions, net of cash acquired	–	(406)	(600)	–	–
		Net cash (used in) provided by investing activities	**(1,123)**	**(739)**	**(1,333)**	**(98)**	**642**

6 | CareDx' offer to the shareholders of Allenex

Summary

B.7 Selected historical Statements of cash flow (cont)

financial information Nine months ended

(cont) September 30 (unaudited) Years ended December 31

(USD, in thousands) 2015 2014 2014 2013 2012

Financing activities:

Proceeds from initial public

offering, net of underwriters

discount “ 39,246 39,246 “ “

Payment of initial public offering

costs “(3,716)(3,733) “ “

Proceeds from subordinated

convertible debt, net of issuance

costs “ “ 4,982 “ “

Proceeds from issuance of convert-

ible preferred stock,

net of issuance costs 203 “ “ “ 2,941

Proceeds from debt, net of

issuance costs 15,625 4,982 “ “ 14,650

Proceeds from exercise of stock

options 45 5 19 “ 10

Principal payments on debt and

capital leases(11,451)(3,230)(4,528)(58)(12,994)

Net cash provided by (used in)

financing activities 4,422 37,287 35,986(58) 4,607

Net increase (decrease) in cash

and cash equivalents(2,477) 33,920 31,303(702) 3,473

Cash and cash equivalents at

beginning of period 36,431 5,128 5,128 5,830 2,357

Cash and cash equivalents at end

of period 33,954 39,048 36,431 5,128 5,830

Supplemental disclosures of cash

flow information

Cash paid for interest “ “ 1,207 1,506 1,966

Supplemental disclosures of

noncash investing and financing

activities

Property and equipment

purchased under capital leases “ “ 193 “ 43

Common stock issued for

acquisition “ “ 14,242 “ “

Conversion of convertible

preferred stock to common stock

upon initial public offering “ “ 149,444 “ “

Conversion of convertible

preferred stock warrants to

common stock warrants upon

initial public offering “ “ 539 “ “

Conversion of subordinated

convertible note to common stock

upon initial public offering “ “ 5,108 “ “

Common stock issued for services “ “ 34 “ “

CareDx’ offer to the shareholders of Allenex|7

Summary

B.7	*Selected historical financial information (cont)*	**Unaudited key figures for the periods covered by CareDx' historical financial statements**[1]

	Nine months ended September 30		Years ended December 31		
	2015	2014	2014	2013	2012
Gross margin, %	63.2%	66.9%	66.9%	58.1%	59.8%
Operating margin, %	Neg.	4.2%	4.6%	Neg.	Neg.
Net margin, %	Neg.	4.1%	2.9%	Neg.	Neg.
Equity/assets ratio, %	57.1%	65.3%	67.5%	Neg.	Neg.
Debt/equity ratio, %	46.4%	31.0%	27.6%	Neg.	Neg.
Dividend per share (basic), USD	–	–	–	–	–
Dividend per share (diluted), USD	–	–	–	–	–
Average number of shares during the period (basic)	11,846,921	3,798,559	5,815,928	1,010,795	1,009,236
Average number of shares during the period (diluted)	11,846,921	8,298,903	9,283,001	1,010,795	1,009,236
Number of employees by the end of the period	91	64	68	53	64

1) Key figures presented below are not obtained from CareDx' financial reports and are thus unaudited.

Definitions of key figures

Gross margin
Testing revenue less cost of testing divided by testing revenue.

Operating margin
Income (loss) from operations divided by total revenue.

Net margin
Net income (loss) divided by total revenue.

Equity/assets ratio
Equity at the end of the period divided by total assets at the end of the period.

Debt/equity ratio
Interest-bearing liabilities at the end of the period divided by equity at the end of the period.

Dividend per share (basic)
Dividend divided by the weighted-average number of common shares outstanding during the period, without consideration for common share equivalents.

Dividend per share (diluted)
Dividend divided by the sum of the weighted-average number of common shares and common share equivalents outstanding during the period, to the extent that such common share equivalents are dilutive.

Average number of shares during the period (basic)
The weighted-average number of common shares outstanding during the period, without consideration for common share equivalents.

Average number of shares during the period (diluted)
The weighted-average number of common shares and common share equivalents outstanding during the period, to the extent that such common share equivalents are dilutive.

Significant events during the period covered by CareDx' historical financial statements

Comparison of nine months ended September 30, 2015 and 2014

Research and development expenses increased by USD 4.1 million, or 160 percent, for the nine months ended September 30, 2015 compared with the same period in 2014. The increase was primarily due to increased headcount and consulting related expenses of USD 2.7 million in connection with CareDx' increased diagnostic development programs.

General and administrative expenses increased by approximately USD 2.5 million, or 41 percent, for the nine months ended September 30, 2015 compared with the same period of 2014, primarily due to an increase in headcount related expenses and expenses associated with the filing of a registration statement on Form S-3 with the Securities and Exchange Commission which will allow CareDx to raise up to USD 75 million from the capital markets.

8 | CareDx' offer to the shareholders of Allenex

Summary

B.7 Selected historical

financial information

(cont)

Comparison of the years ended December 31, 2014 and 2013

General and administrative expenses increased approximately USD 3.6 million, or 75 percent in 2014 compared to 2013 due to increased employee costs of USD 1.1 million driven by additional hiring in preparation for CareDx’ initial public offering (IPO), professional fees related to of the acquisition of ImmuMetrix and the IPO (completed in July 2014), and increased compliance costs of being a public company.

Net cash provided by financing activities for the year ended December 31, 2014 of USD 35.9 million was primarily from the receipt of USD 35.5 million in net proceeds from CareDx’ July 2014 IPO, net of underwriters” discounts and issuance costs, the receipt of USD 5.0 million in net proceeds from borrowing in connection with CareDx’ April 2014 subordinated convertible note, partially offset by net payments of USD 4.6 million on CareDx’ existing debt.

Comparison of the years ended December 31, 2013 and 2012

No significant events.

Significant changes since September 30, 2015

On September 25, 2015 the Centers for Medicare and Medicaid Services (CMS) announced proposed changes in reimbursement for a number of established molecular diagnostic tests, including AlloMap. Under the proposed fee schedule, AlloMap reimbursement from the Medi-care program would be reduced by 77 percent. The draft fee schedule was subject to an open comment period before the final changes goes into effect on January 1, 2016.

On November 17, 2015 CMS issued its final clinical laboratory fee schedule with final pricing determinations which did not accept the proposed changes in reimbursement for AlloMap. The original payment rate of USD 2,821 will be maintained.

On December 23, 2015, CareDx completed the analytical validation of AlloSure, its Next Generation Sequencing test that measures donor-derived cell-free DNA in solid organ transplant patients. The AlloSure test will be performed in the recently expanded purpose-build CLIA laboratory space located at CareDx’s headquarters in California.

In January 2016, Diaxonhit, a French leader in specialty in-vitro diagnostics for transplantation, infectious diseases and cancer, announced the completion of the transfer of the CareDx proprietary AlloMap gene expression test into the Strasbourg University Hospital Central Immunology Laboratory (HUS) in France. This rigorous, multi-step validation process has demonstrated that AlloMap test results released from the HUS laboratory are equivalent to AlloMap results generated by the CareDx main laboratory in the United States. With the completion of this technology transfer, patient samples can now be tested at HUS. Commercialization of AlloMap in Europe is underway through CareDx’ partner Diaxonhit.

Diaxonhit has utilized its expertise in transplantation to design health economic studies for AlloMap reimbursement in Europe. The French Ministry of Health has recently approved the funding of a study designed to demonstrate that AlloMap is non-inferior to biopsy to inform about the risk of acute cellular rejection among French heart transplant patients. Otherwise, there have not been any significant changes in CareDx financial position or market position since the publication of the third quarter 2015 financial results was published on November 11, 2015. To fund a portion of the Transaction and for certain purposes described below, on December 15, 2015, CareDx entered into a commitment letter and fee letter (collectively, the “Commitment Letter”) with Oberland Capital SA Davos LLC (collectively with its affiliates and assignees, “Oberland Capital”), which Commitment Letter was amended and restated in its entirety on February 8, 2016, which sets forth the binding commitment to provide a six-month bridge loan of USD 18.0 million to CareDx. Interest based on a fixed rate of 20 percent will be paid monthly with principal due upon maturity. For further information please refer to the section “Capitalization, indebtedness and other financial information “ Credit facilities”.

CareDx’ offer to the shareholders of Allenex|9

Summary

B.8 Selected pro forma The following unaudited pro forma condensed combined financial information gives effect to the Offer and Transaction. The unaudited pro forma condensed combined statements of oper-

ations combine the historical statements of operations of CareDx for the nine months ended

September 30, 2015 and the year ended December 31, 2014, and Allenex for the nine months ended September 30, 2015 and the year ended December 31, 2014, as if the Transaction had been completed on January 1, 2014. The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of CareDx as of September 30, 2015 and Allenex as of September 30, 2015, as if the Transaction had been completed on September 30, 2015.

The unaudited pro forma condensed combined financial information has been prepared in accordance with the underlying principles of U.S. GAAP under guidance from Annex II Item 7 of

Commission Regulation (EC) No 809/2004.

The unaudited condensed combined pro forma information is provided for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the Transaction had been completed as of the dates set forth above, nor is it indicative of the future results of the Combined Company. Because of its nature, the unaudited pro forma condensed combined financial information addresses a hypothetical situation and, therefore,

does not represent the Combined Company“s actual financial position or results of operations.

Furthermore, the unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of the Combined Company following the Transaction. The unaudited pro forma condensed combined statements of oper-

ations do not reflect any revenue or cost savings (or associated costs to achieve such savings)

from synergies that may be directly related to the Transaction.

For purposes of determining the pro forma preliminary acquisition consideration and the related pro forma adjustments, it is assumed that the All Cash Alternative option is the choice made by the Minority Shareholders. The selected pro forma financial information set forth below is derived from the section “Unaudited pro forma condensed combined information” and should be read in together with the accompanying notes that are an integral part of the unau-

dited pro forma condensed combined financial information contained in this Offer Document.

10| CareDx’ offer to the shareholders of Allenex

Summary

B.8 *Selected pro forma (cont)*

Unaudited pro forma condensed combined balance sheet as of September 30, 2015

USD, in thousands	CareDx Historical	Allenex (U.S. GAAP) Note 3	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets					
Current assets:					
Cash and cash equivalents	33,954	346	(21,146)	5a	9,826
			(3,300)	5b	
			(28)	6a	
Accounts receivable	2,241	1,300	–		3,541
Inventory	814	4,722	4,921	5d	10,457
Prepaid and other assets	960	802	–		1,762
Deferred income taxes	–	–	–		
Total current assets	**37,969**	**7,170**	**(19,553)**		**25,586**
Deferred income taxes	–	350	–		350
Property, plant and equipment, net	2,571	427	190	5e	3,188
Intangible assets, net	6,650	7,113	24,197	5f	37,960
Goodwill	12,005	25,669	(11,427)	5g	26,247
Restricted cash	147	–	–		147
Total assets	**59,342**	**40,729**	**(6,593)**		**93,478**
Liabilities and stockholders' equity					
Current liabilities:					
Accounts payable	1,949	1,064	–		3,013
Accrued payroll liabilities	2,192	1,580	–		3,772
Accrued and other liabilities	2,331	78	4,779	5a	7,118
			(70)	6a	
Accrued royalties	252	–	–		252
Deferred revenue	136	–	–		136
Current portion of long-term debt	3,594	2,587	12,448	6a	18,629
Deferred income taxes	–	–	1,083	5h	1,083
Total current liabilities	**10,454**	**5,309**	**18,240**		**34,003**
Deferred income taxes	–	1,570	5,359	5h	6,929
Deferred rent, net of current portion	1,490	–	–		1,490
Deferred revenue, net of current portion	724	–	–		724
Long-term debt, net of current portion	12,125	10,617	(12,059)	6a	10,683
Contingent consideration	618	–	–		618
Other liabilities	28	–	–		28
Total liabilities	**25,439**	**17,496**	**11,540**		**54,475**
Stockholder's equity:					
Common stock	12	14,349	(14,349)	5c	13
			1	5a	
Additional paid-in capital	202,213	57,516	(57,516)	5c	210,859
			8,746	5a	
			(100)	5b	
Accumulated other comprehensive income (loss)	–	(2,231)	2,231	5c	–
Accumulated deficit	(168,322)	(46,401)	46,401	5c	(171,569)
			(3,200)	5b	
			(347)	6a	
Total stockholders' equity	**33,903**	**23,233**	**(18,133)**		**39,003**
Total liabilities and stockholders' equity	**59,342**	**40,729**	**(6,593)**		**93,478**

CareDx' offer to the shareholders of Allenex | 11

Summary

B.8	*Selected pro forma (cont)*	**Unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2015**

USD, in thousands	CareDx Historical	Allenex (U.S. GAAP) Note 3	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue:					
Testing revenue	21,147	11,861	–		33,008
Collaboration and license revenue	349	–	–		349
Other revenue	–	244	–		244
Total revenue	21,496	12,105	–		33,601
Operating expenses:					
Cost of testing	7,786	4,299	1,179	5e, f	13,264
Research and development	6,629	1,609	(221)	5f	8,017
Sales and marketing	6,453	4,176	525	5f	11,154
General and administative	8,553	1,416	4	5e	9,973
Change in estimated fair value of contingent consideration	(456)	–	–		(456)
Total operating expenses	**28,965**	**11,500**	**1,487**		**41,952**
Income (loss) from operations	**(7,469)**	**605**	**(1,487)**		**(8,351)**
Interest expense, net	(1,334)	(419)	(3,016)	6b	(4,769)
Other income (expense), net	(142)	(22)	–		(164)
Income (loss) before income taxes	**(8,945)**	**164**	**(4,503)**		**(13,284)**
Income tax benefit	–	16	991	5i	1,007
Net income (loss)	**(8,945)**	**180**	**(3,512)**		**(12,277)**
Net income (loss) attributable to combined company common stockholders:					
Basic	(0.76)	0.001		5k	(0.93)
Diluted	(0.76)	0.001		5k	(0.93)
Weighted average shares					
Basic	11,846,921	120,288,448	1,366,728	5j	13,213,649
Diluted	11,846,921	120,288,448	1,366,728	5j	13,213,649

During Q1 2015 Allenex acquired all minority holdings in the group from SSP Primers AB.

12 | CareDx' offer to the shareholders of Allenex

Summary

B.8	*Selected pro forma (cont)*	**Unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2014**

USD, in thousands	CareDx Historical	Allenex (U.S. GAAP) Note 3	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue:					
Testing revenue	25,842	18,254	–		44,096
Collaboration and license revenue	1,464	–	–		1,464
Other revenue	–	345	–		345
Total revenue	**27,306**	**18,599**	**–**		**45,905**
Operating expenses:					
Cost of testing	8,541	6,329	1,569	5e, f	21,360
			4,921	5d	
Research and development	3,846	826	(131)	5f	4,541
Sales and marketing	6,472	6,243	684	5f	13,399
General and administative	8,436	2,273	3,200	5b	13,916
			7	5e	
Change in estimated fair value of contingent consideration	(1,239)	–	609	5a	(630)
Total operating expenses	**26,056**	**15,671**	**10,859**		**52,586**
Income (loss) from operations	**1,250**	**2,928**	**(10,859)**		**(6,681)**
Interest expense, net	(2,116)	(749)	(623)	5a	(8,460)
			(4,972)	6b	
Other income (expense), net	147	381	(1,570)	6b	(1,042)
Income (loss) before income taxes	**(719)**	**2,560**	**(18,024)**		**(16,183)**
Income tax benefit / (expense)	1,500	(688)	3,965	5i	4,777
Net income (loss)	**781**	**1,872**	**(14,059)**		**(11,406)**
Less: Net income attributable to NCI	–	(280)	–		(280)
Net income (loss) attributable to Group	**781**	**1,592**	**(14,059)**		**(11,686)**
Net income (loss) attributable to combined company common stockholders:					
Basic	0.13	0.01		5k	(1.63)
Diluted[1]	0.10	0.01		5k	(1.63)
Weighted average shares					
Basic	5,815,928	120,288,448	1,366,728	5j	7,182,656
Diluted	9,283,001	120,288,448	1,366,728	5j	10,649,729

1) For the purposes of CareDx' historical diluted EPS calculation, the net income was increased by USD 126 thousand to adjust for the net expense impact of subordinated convertible note and related derivative.

B.9	*Profit forecast*	Not applicable. The Offer Document contains no profit forecast or calculation of anticipated earnings.
B.10	*Qualification of assurance report*	Not applicable. There are no qualifications of assurance reports.

CareDx' offer to the shareholders of Allenex | 13

Summary

B.11 Insufficient working CareDx believes that its current cash, cash equivalents and investments, including the cash capital payments expected to be made in connection with the Offer based on the assumption that all outstanding shares in Allenex, other than those held by the Majority Shareholders, are tendered in the Offer under the All Cash Alternative, will not be sufficient to meet the anticipated cash needs for working capital and capital expenditures for the next 12 months. CareDx projects that its existing working capital will be sufficient to the end of July 2016 and that its working capital deficit for the next 12 months amounts to approximately USD 26.8 million. This excludes the up to approximately USD 6.0 million in deferred consideration that CareDx will pay the Majority

Shareholders on March 31, 2017, subject to the achievement of certain commercial and finan-

cial milestones in 2016.

USD 18 million of the working capital deficit relates to repaying the bridge loan, which will mature on the date that is six (6) months from the closing date of the bridge loan. CareDx plans to refinance the bridge loan and raise additional working capital for the Combined Company through a combination of new senior debt financing, equity and equity-linked financing.

Such capital raising efforts may i) include the issuance of additional securities under the Form

S-3, filed with the SEC on August 10, 2015 and registered for sale a maximum of USD 75.0 million of its common stock, ii) be a public offering underwritten by an investment bank, or iii) take the form of a credit facility.

Additionally, CareDx may utilize its At The Market Issuance Sales Agreement (the “2015 ATM

Agreement”) with Cantor Fitzgerald & Co., dated as of August 10, 2015. Under which CareDx may sell up to an aggregate of USD 19.0 million of its common stock every twelve months. Following the filing of CareDx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015,

the maximum amount CareDx will be allowed to sell in the “At-the-Market” offering during the next twelve months shall be equal to one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of CareDx. The shares issued pursuant to the

2015 ATM Agreement are registered on the Form S-3.

If CareDx is unable to secure additional funding through these alternatives, CareDx may have to curtail or cease operations.

CareDx’ forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risk and uncertainties, and actual results could vary as a result of a number of factors. CareDx has based this estimate on assumptions that may prove to be wrong, and CareDx could utilize its available capital resources sooner than currently expected.

Section C “ Securities

C.1 Securities being CareDx’ common stock, each with a par value of USD 0.001 per share. The CareDx Shares are offered and admitted listed on The Nasdaq Global Stock Market LLC. The CUSIP (Committee on Uniform Securi-

to trading ties Identification Procedures) number for the CareDx Shares is 14167L103. The ISIN Code is

US14167L1035.

C.2 Currency The CareDx Shares have been issued under U.S laws and are denominated in USD.

C.3 Number of shares in Pursuant to CareDx’ Certificate of Incorporation, the authorized capital stock of CareDx consists the issuer of 110,000,000 CareDx Shares, 100,000,000 of which are designated as common stock and

10,000,000 of which are designated as preferred stock each with a par value of USD 0.001. The aggregate par value of CareDx’ authorized stock is USD 110,000.

As of the date of the Offer Document, there were 11,966,899 CareDx shares of common stock issued and outstanding. No shares of preferred stock were outstanding. The aggregate par value for CareDx’ issued and outstanding capital stock as of the date of the Offer Document was approximately USD 11,966.90. All issued and outstanding shares of capital stock have been fully paid.

14| CareDx’ offer to the shareholders of Allenex

Summary

C.4	*Rights attached to the securities*	CareDx has not paid any cash dividends on the CareDx Shares and does not currently intend to pay any cash dividends on the CareDx Shares in the near future. Should at some future date a dividend be paid on CareDx' Shares, the CareDx Shares issued as consideration in the Offer would carry equal rights with respect to such dividend as the CareDx Shares already issued and entitled to dividends. Delaware law and CareDx' certificate of incorporation provide that each shareholder is entitled to one vote for each CareDx Share held on all matters submitted to a vote of shareholders. CareDx' certificate of incorporation does not provide that shareholders possess any pre-emptive right to subscribe to additional issuances of CareDx' capital stock. Upon the liquidation, dissolution, or winding up of CareDx, the holders of CareDx Shares are entitled to receive ratably the net assets of CareDx available after the payment of all debts and liabilities and subject to the prior rights of any outstanding preferred stock. Holders of CareDx Shares do not have redemption rights under the certificate of incorporation and bylaws.
C.5	*Restriction on free transferability*	Not applicable. The CareDx Shares are freely transferable.
C.6	*Admission to trading*	CareDx' shares are listed on The Nasdaq Global Stock Market LLC.
C.7	*Dividend policy*	CareDx has not paid any cash dividends on its common stock and does not currently intend to pay any cash dividends on common stock in the near future.

Section D – Risks		
D.1	*Key risks specific to the issuer or the industry*	An acceptance of the Offer and ownership of CareDx Shares is associated with risk. Shareholders in Allenex should carefully consider the risk factors deemed to be of importance for CareDx. These risks include the following key risks related to the industry and CareDx' operations: • CareDx has a history of losses, and expects to incur net losses for the next several years; • CareDx' financial results are largely dependent on sales of one test, AlloMap, and CareDx will need to generate sufficient revenues from this and other future solutions to grow its business; • CareDx receives a substantial portion of its current revenues from Medicare, and the loss of, or a significant reduction in, reimbursement from Medicare would adversely affect its financial performance; • The development and commercialization of additional diagnostic solutions is key to CareDx' growth strategy. New test development involves a lengthy and complex process, and CareDx may not be successful in its efforts to develop and commercialize additional diagnostic solutions; • If CareDx is unable to raise additional capital on acceptable terms in the future, it may limit its ability to develop and commercialize new diagnostic solutions and technologies, and CareDx may have to curtail or cease operations; • Recent and future acquisitions and investments could disrupt CareDx' business and harm its financial condition and operating results; • In order to operate its laboratory, CareDx has to comply with the Clinical Laboratory Improvement Amendments of 1988, or CLIA, and state laws governing clinical laboratories; • CareDx' competitive position depends on maintaining intellectual property protection; and • CareDx may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in a loss of significant rights and the assessment of treble damages.

CareDx' offer to the shareholders of Allenex | 15

Summary

D.3	*Key risks specific to the securities*	An acceptance of the Offer and ownership of CareDx Shares is also subject to risks relating to the securities, which include the following: • CareDx may not be able to successfully integrate its business with the business of Allenex, and may not be able to achieve the anticipated strategic benefits of the proposed combination; • CareDx expects to expend cash in connection with the Offer, which will partially deplete its cash balance, which could have an adverse effect on CareDx' financial position; • If CareDx is unable to comply with the operating and financing covenants of its loan arrangements, or is unable to raise additional capital, it may have to curtail or cease operations; • The exchange ratios are fixed and will not be adjusted for fluctuations in CareDx' stock price or fluctuations in currency rates; • Holders of Allenex Shares that do not accept the Offer and whose Allenex Shares may be acquired in the compulsory acquisition proceedings may not receive payment for a significant period of time after the completion of the Offer; and • Full integration of CareDx' business with Allenex's business may not be achieved until/and if CareDx acquires the remaining shares of Allenex Shareholders under the compulsory acquisition procedures.

Section E – The Offer		
E.1	*Net proceeds and expenses*	The aggregate transaction costs of USD 3.4 million consist of approximately USD 3.3 million to be incurred by CareDx and USD 60 thousand to be incurred by Allenex. Transaction costs include fees for investment banking services, legal, accounting, tax and other services to complete the Offer.
E.2	*Reasons for the Offer*	The combination of CareDx and Allenex will create an international transplantation diagnostics company with strong presence and direct distribution in both the US and Europe. It is anticipated that CareDx' and Allenex' complementary geographies and product portfolios create a pre-post transplantation continuum, giving the combined company a strategic advantage to address the breadth of the international transplantation diagnostics market. The combination will create commercial channel synergies with opportunities to cross-sell CareDx' and Allenex' products since the product portfolios often address the same organ transplant patient and the same hospital transplant centers. Furthermore, the combined company will share a strong technology and innovation platform within both traditional sequencing and Next-Generation Sequencing ("**NGS**"), which would allow for the development of new outcome-oriented personalized patient management solutions. The goal is to create an international transplant diagnostics company with the vision to transform long-term patient care by offering personalized management solutions building on insights from clinical diagnostics.
E.3	*Terms and conditions of the Offer*	CareDx offers to the shareholders in Allenex, other than Midroc Invest AB, FastPartner AB and Xenella Holding AB, (the "**Majority Shareholders**"), controlling approximately 78 percent of the shares in Allenex, to tender all their shares in Allenex for an all cash consideration, the All Cash Alternative, or a consideration consisting of a mixture of cash and CareDx Shares, the Mixed Offer Consideration Alternative. The Majority Shareholders are offered and have agreed to sell their shares in Allenex in the offer for a mixed consideration alternative which includes a contingent deferred cash component (the "**Deferred Consideration Alternative**"). The value of the Deferred Consideration Alternative is identical to the value of the consideration offered in the Mixed Consideration Alternative, assuming that the contingencies for the deferred cash payments are met. *All Cash Alternative* Shareholders in Allenex, other than the Majority Shareholders, will be able to tender their shares for an all cash consideration of SEK 2.50 per Allenex Share.

16 | CareDx' offer to the shareholders of Allenex

Summary

E.3 Terms and conditions The Mixed Offer Consideration Alternative of the Offer (cont) Alternatively, CareDx offers shareholders in Allenex, other than the Majority Shareholders, the following:

SEK 1.731 per Allenex Share; and

0.01458 CareDx Shares per Allenex Share.

This Mixed Offer Consideration Alternative values each Allenex Share at approximately SEK 2.28. 1)

The Deferred Consideration Alternative

The Majority Shareholders are offered, and have accepted to sell their shares in Allenex in the offer, for:

an initial cash payment of SEK 1.191 per Allenex Share;

contingent deferred cash payments of up to SEK 0.540 per Allenex Share payable on March 31, 2017, subject to contingencies being met, and

0.01458 CareDx Shares per Allenex Share.

The value of the Deferred Consideration Alternative is identical to the value of the Mixed Consideration Alternative, assuming that the contingencies for the deferred cash payments are met, and therefore values each Allenex Share at approximately SEK 2.28. 2) If Allenex pays dividends, or makes any other distributions to its shareholders, with a record date occurring prior to the settlement of the Offer, the Offer consideration will be reduced accordingly.

No commission will be charged with respect to the settlement of the Allenex Shares tendered to CareDx under the Offer.

At the time of this announcement CareDx does not hold any Allenex Shares or any financial instruments that give financial exposure to Allenex Shares, nor has CareDx acquired or agreed to acquire (other than pursuant to the agreements with the Majority Shareholders; please see “Undertaking to accept the Offer”) any Allenex Shares or any financial instruments that give financial exposure to Allenex Shares during the six months preceding the announcement of the Offer.

Conditions for completion of the Offer

In addition to the condition set forth in the section “Undertaking to accept the Offer”, the completion of the Offer is subject to the following conditions:

(i) the Offer being accepted to such an extent that CareDx becomes the owner of Allenex Shares representing not less than 78 percent of the shares in Allenex;

(ii) no circumstance or circumstances, which CareDx did not have knowledge of at the time of the announcement of the Offer, having occurred which, individually or in the aggregate, would have or could reasonably be expected to have a material adverse effect on the sales, results, liquidity, equity ratio, equity or assets of Allenex and its subsidiaries, taken as a whole;

(iii) neither the Offer, nor the acquisition of Allenex being rendered wholly or partially impos- sible or significantly impeded as a result of legislation or other regulation, any decision by court or public authority, or any other similar circumstance which is actual or can reason- ably be expected, and which CareDx could not reasonably have foreseen at the time of the announcement of the Offer;

(iv) Allenex not taking any action that is likely to impair the prerequisites for making or completing the Offer; and

(v) no information made public by Allenex or disclosed by Allenex to CareDx prior to the time of the announcement of the Offer being materially inaccurate, incomplete or misleading, and Allenex having made public all material information which should have been made public by it.

1) The implied offer value of approximately SEK 2.28 per Allenex Share is based on i) a SEK/USD exchange rate of 8.4547 as of February 8, 2016 ii) the closing price for CareDx Shares of USD 4.43 as of February 8, 2016 (the last trading day prior to announcement of the revised Offer), and iii) 120,288,448 outstanding Allenex Shares.

2) See note 1.

CareDx’ offer to the shareholders of Allenex|17

Summary

E.3	*Terms and conditions of the Offer (cont)*	CareDx reserves the right to withdraw the Offer in the event that it becomes clear that one or more of the conditions is or are not or cannot be satisfied, provided that, in respect of conditions (ii)–(v), such withdrawal will only be made if the non-satisfaction, individually or in the aggregate, is of material importance to CareDx' acquisition of Allenex Shares. CareDx also reserves the right to waive, in whole or part, any conditions to the completion of the Offer.
E.4	*Interests material to the Offer*	On December 15, 2015, CareDx signed an agreement with each of the Majority Shareholders Midroc Invest AB, FastPartner AB and Xenella Holding AB, controlling approximately 78 percent of the shares in Allenex, pursuant to which the Majority Shareholders agreed to sell their shares in connection with the Offer. The agreements were amended on February 8, 2016. Pursuant to the agreements as amended, the Majority Shareholders have agreed to sell their shares in Allenex for the Deferred Consideration Alternative (and not the All Cash Alternative or the Mixed Consideration Alternative), provided that the Offer is declared unconditional no later than on April 8, 2016. The aforementioned agreements were signed by the Majority Shareholders on December 16, 2015 and the aforementioned amendments were signed by the Majority Shareholders on February 8, 2016.
E.5	*Entity offering to sell the security, lock-up arrangements*	Not applicable. No undertaking not to dispose of CareDx Shares, received as consideration in connection with the Offer, has been made by any party.
E.6	*Dilution*	Assuming all the outstanding shares of Allenex are tendered in the Offer under the Mixed Offer Consideration Alternative 1,753,806 CareDx Shares will be issued under the Offer, corresponding to approximately 14.7 percent of CareDx Shares outstanding as of the date of the Offer Document. Following completion of the Offer, assuming all the outstanding shares of Allenex are tendered in the Offer under the Mixed Offer Consideration Alternative, former Allenex Shareholders would hold CareDx Shares representing approximately 12.8 percent of the outstanding shares of and voting power in the Combined Company. Assuming all outstanding shares in Allenex, other than those held by the Majority Shareholders, are tendered in the Offer under the All Cash Alternative, 1,366,728 CareDx Shares will be issued under the Offer, corresponding to approximately 11.4 percent of CareDx Shares outstanding as of the date of the Offer Document. Following completion of the Offer, assuming all outstanding shares in Allenex, other than those held by the Majority Shareholders, are tendered in the Offer under the All Cash Alternative, former Allenex Shareholders would hold CareDx Shares representing approximately 10.3 percent of the outstanding shares of and voting power in the Combined Company.[1)] 1) Based on 120,288,448 outstanding shares in Allenex and 11,966,899 outstanding shares in CareDx.
E.7	*Expenses charged to the investors*	No commission will be charged with respect to settlement of the Allenex Shares tendered to CareDx under the Offer.

18 | CareDx' offer to the shareholders of Allenex

Risk factors

An acceptance of the Offer and ownership of CareDx Shares is associated with risk. Shareholders in Allenex should carefully consider the risks and uncertainties described below as well as all other information in the Offer Document, including documents incorporated by reference, before a decision is made to accept the Offer and receive CareDx Shares (in the case of the Mixed Offer Consideration Alternative). The risks presently considered to be of primary importance to CareDx are described below, without being ranked in order of importance. There are risks regarding specific circumstances relating to CareDx, or the diagnostics industry, owning CareDx Shares, risks relating to the Offer and those that are of a more general nature. The description below does not purport to be complete and, for natural reasons, not all risk factors can be predicted or described in detail. Therefore a thorough assessment must also include all other information in the Offer Document, as well as a general assessment of extraneous factors. The below risks and uncertainties may have a material adverse effect on CareDx’ business, financial condition and result of operations. They may also cause the CareDx Shares to decrease in value, which may result in CareDx Shareholders losing all or part of their invested capital. Additional factors of which CareDx is presently unaware, or which it currently deems not to be risks, may also have a corresponding negative effect.

Risks related to the CareDx shares and the Offer

The market price of CareDx’ common stock has been and will likely continue to be volatile, and you could lose all or part of your investment

CareDx’ stock is currently traded on the Nasdaq Global Market. If there is no active market or if the volume of trading is limited, holders of its common stock may have difficulty selling their shares. The market price of its common stock has been and may continue to be subject to wide fluctuations in response to various factors, some of which are beyond its control. In addition to the factors discussed in this “Risk Factors” section, factors that could cause fluctuations in the market price of its common stock include the following:

price and volume fluctuations in the overall stock market from time to time;

volatility in the market prices and trading volumes of life sciences stocks;

changes in operating performance and stock market valua- tions of other life sciences companies generally, or those in its industry in particular; sales of shares of its common stock by CareDx or its shareholders;

failure of securities analysts to maintain coverage of CareDx, changes in financial estimates by securities analysts who follow it, or its failure to meet these estimates or the expec- tations of investors;

the financial projections CareDx may provide to the public, any changes in those projections or failure to meet those projections;

announcements by CareDx or its competitors of new prod- ucts or services;

the public“s reaction to its press releases, other public announcements and filings with the SEC;

rumors and market speculation involving CareDx or other companies in its industry;

actual or anticipated changes in its operating results or fluc- tuations in its operating results;

actual or anticipated developments in its business, its com- petitor“s businesses or the competitive landscape generally;

litigation involving CareDx, its industry or both, or investiga- tions by regulators into its operations or those of its compet- itors;

developments or disputes concerning its intellectual prop- erty or other proprietary rights;

announced or completed acquisitions of businesses or tech- nologies by CareDx or its competitors;

new laws or regulations or new interpretations of existing laws or regulations applicable to its business;

changes in accounting standards, policies, guidelines, inter- pretations or principles;

any significant change in its management; and

general economic conditions and slow or negative growth of its markets

CareDx incurs costs and demands upon management as a result of complying with the laws and regulations affecting public companies in the U.S., which may adversely affect its operating results

As a public company listed in the U.S., CareDx incurs significant additional legal, accounting and other expenses. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and the Nasdaq Global Market exchange may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. Compliance with evolving laws, regulations and standards may result in increased general and administrative expenses and a diversion of management“s time and attention from revenue-generating activities to compliance activities. CareDx fails to comply with new laws, regulations and standards, regulatory authorities may initiate legal proceedings against CareDx, and its business may be harmed.

Further, failure to comply with these laws, regulations and standards might also make it more difficult for CareDx to obtain certain types of insurance, including director and officer liability

CareDx’ offer to the shareholders of Allenex|19

Risk factors

insurance, and CareDx might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for CareDx to attract and retain qualified persons to serve on its Board of Directors, on committees of its Board of Directors or as members of senior management.

CareDx’ financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm its stock price and exchange listing

As a public reporting company, CareDx will be required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of the Sarbanes-Oxley Act and other requirements will increase its costs and require additional management resources. If CareDx is unable to complete the required Section 404 assessment as to the adequacy of its internal control over financial reporting, if CareDx fails to maintain or implement adequate controls, or if its independent registered public accounting firm is unable to provide CareDx with an unqualified report as to the effectiveness of its internal control over financial reporting as of the date of its first Form 10-K for which compliance is required, its ability to obtain additional financing could be impaired.

CareDx’ organizational documents and Delaware law make a takeover of its company more difficult, which may prevent certain changes in control and limit the market price of its common stock

CareDx’ certificate of incorporation and bylaws and Section 203 of the Delaware General Corporation Law contain provisions that may have the effect of deterring or delaying attempts by its shareholders to remove or replace management, engage in proxy contests and effect changes in control. These provisions include:

its Board of Directors will be authorized, without prior share- holder approval, to create and issue preferred stock which could be used to implement anti-takeover devices;

advance notice will be required for director nominations or for proposals that can be acted upon at shareholder meet- ings;

its Board of Directors will be classified such that not all mem- bers of its board are elected at one time, which may make it more difficult for a person who acquires control of a majority of its outstanding voting stock to replace all or a majority of its directors;

shareholder action by written consent will be prohibited;

special meetings of the shareholders will be permitted to be called only by the chairman of its Board of Directors, a majority of its Board of Directors or by its chief executive officer or president (if at such time CareDx has no chief exec- utive officer);

shareholders will not be permitted to cumulate their votes for the election of directors; and

shareholders will be permitted to amend its bylaws and cer- tain provisions of its certificate of incorporation only upon receiving at least 66 2/3 percent of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

In addition, as a Delaware corporation, CareDx is subject to Delaware law, including Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder unless certain specific requirements are met as set forth in Section 203. These provisions, alone or together, could have the effect of deterring or delaying changes in incumbent management, proxy contests or changes in control.

These provisions also could discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of its common stock. Some provisions in its certificate of incorporation and bylaws may deter third parties from acquiring us, which may limit the market price of its common stock.

CareDx may not be able to successfully integrate its business with the business of Allenex, and may not be able to achieve the anticipated strategic benefits of the proposed combination

CareDx may not be able to integrate Allenex successfully into its existing business, and CareDx could assume unknown or contingent liabilities. The integration of acquired businesses, operations, personnel and technology requires significant time and resources, and CareDx may not manage these processes successfully. Integration of an acquired company, product or technology also may require management resources that otherwise would be available for ongoing development of CareDx’ business. Particularly since the operations are based in different countries, CareDx’ management may face integration challenges due to the geographical diversity of the post-acquisition company. CareDx’ ability to successfully integrate complex acquisitions is unproven, particularly with respect to companies that have significant operations. In particular, Allenex technology and products are new to CareDx, and accordingly CareDx may need to make substantial investments of resources to support the integration of Allenex, which will result in increased operating expenses and may divert resources and management attention from other areas of CareDx’ business. Additional unanticipated costs may be incurred in the course of integrating the respective businesses. As a result of any of the aforementioned challenges, as well as other challenges and factors that may be unknown to CareDx, CareDx may not be able to fully realize the anticipated strategic benefits of the acquisition, which includes a complementary product portfolio and significant cross-selling opportunities. If CareDx fails to successfully integrate Allenex, CareDx may not realize the benefits expected from the transaction and its business may be harmed.

20| CareDx’ offer to the shareholders of Allenex

CareDx expects to expend cash in connection with the Offer, which will partially deplete its cash balance, which could have an adverse effect on CareDx’ financial position

Allenex shareholders who accept the All Cash Alternative will receive cash consideration in exchange for 100 percent of their Allenex Shares they tender and Allenex shareholders who accept the Mixed Offer Consideration will receive cash consideration for approximately 76 percent of the Allenex Shares they tender. Further, the Majority Shareholders will under the Deferred Consideration Alternative receive cash consideration for approximately 76 percent of the Allenex Shares they tender, assuming that the contingencies for the deferred cash payments are met in full. CareDx also expects to incur costs as it integrates Allenex’ business and operations with those of CareDx. Additionally, if CareDx acquires more than 90 percent, but less than 100 percent, of the shares of Allenex, which is necessary to initiate compulsory acquisition proceedings under Swedish laws, CareDx intends to purchase the remaining shares in Allenex for cash, pursuant to such compulsory acquisition proceedings. The actual price per share purchased pursuant to such compulsory acquisition proceedings, initiated after a share exchange offer, will be determined by an arbitrational tribunal. As a result of the compulsory acquisition proceedings under Swedish law, CareDx may ultimately have to pay, in the aggregate, a higher price per share in order to purchase the remaining Allenex shares that are outstanding after completion of the Offer, further depleting CareDx’ cash reserves. On the assumption that all Allenex shareholders (other than the Majority Shareholders) accept the All Cash Alternative, the cash portion of the Offer will be approximately USD 27 million (in aggregate together with the cash portion of the Deferred Consideration Alternative), excluding financial advisory, legal and accounting fees (a portion of which must be paid whether or not the Offer is completed). Assuming that all Allenex shareholders (other than the Majority Shareholders) accept the Mixed Offer Consideration Alternative, the cash portion of the Offer will be approximately USD 24.6 million (in aggregate together with the cash portion of the Deferred Consideration Alternative), excluding financial advisory, legal and accounting fees (a portion of which must be paid whether or not the Offer is completed). In addition, CareDx expects to incur costs associated with realizing synergies from the Offer.

As a result of these expenditures, the Combined Company“s overall liquidity after completion of the Offer may be reduced relative to CareDx’ current liquidity, which could have an adverse effect on CareDx’ financial position.

If CareDx is unable to comply with the operating and financing covenants of its loan arrangements, or is unable to raise additional capital, it may have to curtail or cease operations

CareDx’s debt arrangement with Oberland Capital will be collateralized by substantially all of the assets of CareDx, and will contain operating and financial covenants. These include, among others, that CareDx’s and its subsidiaries” aggregated indebtedness does not exceed certain agreed amounts, that CareDx has not breached or violated certain limited representations in respect of itself, and that CareDx has complied with its obligations under the agreement. The restrictions and covenants may

Risk factors

restrict CareDx’s ability to finance its operations and engage in, expand, or otherwise pursue its business activities and strategies. CareDx’s ability to comply with these covenants and restrictions may be affected by events beyond its control, and breaches of these covenants and restrictions could result in a default and an acceleration of CareDx’s debt obligations.

CareDx expects to enter into a loan agreement with a maturity date of six months from the making of the loan thereunder. Upon maturity of its debt obligations, CareDx could be forced to restructure or refinance its indebtedness and enter into other financial transactions, seek additional equity capital, sell its assets or scale back its operations. Additionally, CareDx may not be able to refinance its debt obligations on favorable terms, or at all. If CareDx’s debt cannot be paid, refinanced or extended, CareDx may not be able to finance its business, and may be required to curtail or cease operations. Any refinancing of CareDx’s indebtedness could be at significantly higher interest rates, require additional restrictive financial covenants, require CareDx to incur significant transaction fees and/or require that CareDx issue equity securities or convertible securities which may result in dilution to its existing shareholders.

Each of CareDx’ and Allenex business relationships, including customer relationships, may be subject to disruption due to uncertainty associated with the Offer

Upon announcement of the Offer, customers, vendors, licensors, suppliers and other third parties with whom CareDx and Allenex do business or otherwise have relationships may experience uncertainty, and this uncertainty could materially affect their decisions with respect to existing or future business relationships with either while the transaction is pending, or with CareDx following completion of the Offer. Additionally, as CareDx completes the integration of the Allenex business, business relationships with third parties may be subject to disruptions or delays. These third parties may also attempt to negotiate changes to existing business agreements, which may result in additional obligations imposed on CareDx and Allenex. These types of disruptions could have a material adverse effect on CareDx’ and Allenex business, financial conditions and results of operations both during and following the completion of the transaction. In addition, the Offer could be viewed negatively by investors, which may adversely affect CareDx’ business or the price of its common stock.

Uncertainty regarding the completion of the Offer may have a negative impact on the market price of the CareDx Shares and/or Allenex Shares

CareDx has established certain conditions for completion of the Offer. The fulfillment of the conditions is not within CareDx’ control. There are therefore no guarantees that the Offer will be completed, or, when it can be completed, if at all, and the resulting uncertainty may negatively affect the market price for shares of Allenex or CareDx. Further, all or a portion of the costs incurred in connection with the preparation for the Offer will have to be paid by CareDx and Allenex regardless of whether the Offer is completed, which would have a negative effect on CareDx’ and Allenex respective results of operation and cash flow.

CareDx’ offer to the shareholders of Allenex|21

Risk factors

The exchange ratios are fixed and will not be adjusted for fluctuations in CareDx’ stock price or fluctuations in currency rates

Under the Mixed Offer Consideration Alternative, each Allenex Shareholder will be entitled to receive a fixed ratio of approximately 0.01458 CareDx Shares per Allenex Share, together with a fixed amount of SEK 1.731 in cash (subject to adjustment for dividends, if any, paid by Allenex prior to the settlement of the Offer) per Allenex Share.

Because the market price of the CareDx Shares will fluctuate, Allenex Shareholders cannot be sure of the total value at the time of settlement of the Offer, of the CareDx Shares that are issued as consideration in the Offer, and the market value of the deal to Allenex Shareholders will decrease if the market price of CareDx Shares decreases. There will be no adjustment to the Offer consideration for changes in the market price of CareDx Shares. Accordingly, the U.S. dollar value of CareDx Shares that Allenex Shareholders will receive upon settlement of the Offer will depend upon the market value of CareDx Shares at the time of settlement of the Offer, which may be lower or higher than USD 6.25, the closing price of CareDx Shares on December 15, 2015, the last day of trading prior to the announcement of the Offer.

Fluctuations in the exchange rate between the U.S. dollar and Swedish kronor may further affect the value in Swedish kronor of the CareDx Shares, which are issued as consideration in the Offer, at the time of settlement of the Offer as compared to the value in Swedish kronor of the CareDx Shares on the last trading day prior to announcement of the Offer. There will be no adjustment to the Offer consideration based on fluctuations in currency rates.

The market price of CareDx Shares may decline due to increased selling pressure as a result of the Offer

In connection with the Offer, CareDx could issue approximately 1.75 million shares to Allenex Shareholders if all Allenex Shareholders elect to tender their shares under the Mixed Offer Consideration Alternative. The new CareDx Shares to be issued as consideration in the Offer will be freely tradable upon consummation of the Offer. Sales of a substantial number of shares of CareDx’ common stock in the public market in connection with the Offer, or the perception that these sales could occur, could adversely affect the market price of CareDx’ common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

The acquisition of CareDx Shares by Allenex Shareholders who may not have the ability or wish to hold shares in a U.S. company may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, CareDx Shares.

The uncertainties associated with CareDx’ combination with Allenex may cause key personnel to leave Allenex or CareDx

CareDx’ employees and the employees of Allenex may perceive uncertainty about their future role with the combined business until strategies with regard to the combined business are announced or executed. Any uncertainty may affect either com-pany“s ability to attract and retain key personnel.

22| CareDx’ offer to the shareholders of Allenex

Charges to earnings resulting from acquisition and integration costs may materially adversely affect the market value of CareDx Shares following the completion of the Offer

As part of this Offer CareDx may pay substantial amounts of cash depending on the consideration selected by Allenex Shareholders, and incur debt to pay for the Offer, which could adversely affect its liquidity. The incurrence of indebtedness also results in increased fixed obligations, increased interest expense, and includes covenants or other restrictions that could impede CareDx’ ability to manage its operations. As part of this Offer, CareDx will issue equity securities, which could increase its expenses, adversely affect its financial results, and result in dilution to existing CareDx shareholders.

CareDx may also discover liabilities or deficiencies associated with the acquisition of Allenex that were not identified in advance, which may result in significant unanticipated costs. The effectiveness of CareDx’ due diligence review and its ability to evaluate the results of such due diligence are dependent upon the accuracy and completeness of statements and disclosures made or actions taken by Allenex or its representatives.

Intangibles acquired under the Offer may subsequently be impaired and, if so, could increase CareDx’ net accumulated deficit

CareDx is accounting for the combination with Allenex under the acquisition method of accounting in accordance with U.S. GAAP. The purchase price of Allenex will be allocated to the fair value of the identifiable tangible and intangible assets and liabilities that are acquired from Allenex. The excess of the purchase price over Allenex’ net assets and intangibles will be allocated to goodwill. CareDx is required to perform periodic impairment tests on goodwill and certain intangibles to evaluate whether the intangible assets and goodwill as a result of the Offer continue to have fair values that meet or exceed the amounts recorded on CareDx’ balance sheet. If the fair values of such assets decline below their carrying value on the balance sheet, CareDx may be required to recognize an impairment charge related to such decline.

Holders of Allenex Shares that do not accept the Offer and whose Allenex Shares may be acquired in the compulsory acquisition proceedings may not receive payment for a significant period of time after the completion of the Offer

As described above, in the event that CareDx obtains more than 90 percent, but less than 100 percent, of the Allenex Shares, CareDx intends to commence a compulsory acquisition procedure under the Swedish Companies Act to acquire all remaining Allenex Shares. It may take 18 months or more from initiation of the compulsory acquisition procedure until the arbitration tribunal decides on the purchase price. Thereafter, the purchase price will be distributed to the holders of Allenex Shares acquired through the compulsory acquisition procedure, together with interest thereon at a market rate set by the Swedish Central Bank pursuant to Swedish law. If advance title (Sw. förhands-tillträde) to the Allenex Shares is obtained by CareDx (which means that full ownership is obtained by CareDx with respect to the remaining Allenex Shares before the arbitration proceedings regarding the purchase price have been completed), CareDx may be required to make payment for part of the compulsory acquisition price prior to completion of the arbitration proceedings. In particular, following an award of advance title and at the request of a party to the proceedings or the legal representative for the minority shareholders, the arbitration tribunal may, but is not required to, issue a separate award with respect to that portion of the purchase price that is not disputed by CareDx. In that case, CareDx would be obliged to pay such portion prior to the final arbitration award. There is no guarantee, however, that such early payment will be awarded.

As a result, holders of Allenex Shares that do not accept the Offer and whose Allenex Shares may subsequently be acquired in the compulsory acquisition proceedings may not receive payment for a significant period of time after completion of the Offer.

Full integration of CareDx’ business with Allenex business may not be achieved until/and if CareDx acquires the remaining shares of Allenex shareholders

The Offer is conditional on being accepted to such an extent that CareDx becomes the owner of Allenex Shares representing not less than 78 percent of the shares in Allenex and it is therefore possible that CareDx will not be able to effect a compulsory acquisition in the case that holders of more than 90 percent of the outstanding shares in Allenex do not validly accept the Offer. This could prevent CareDx from realizing some or all of the anticipated strategic benefits of its acquisition of Allenex (e.g., by being somewhat limited in CareDx’ freedom to manage Allenex by the shareholder minority protection rules in the Swedish Companies Act). Even if CareDx acquires more than 90 percent of the outstanding shares in Allenex, full integration of CareDx’ business with Allenex business may not be achieved until CareDx has compulsorily acquired the remaining shares of Allenex Shareholders.

Risks related to CareDx and the industry

CareDx has a history of losses, and expects to incur net losses for the next several years

CareDx has incurred substantial net losses since its inception, and expect to continue to incur additional losses for the next several years. For the year ended December 31, 2014 net income was USD 0.8 million, for the years ended December 31, 2013 and 2012 CareDx incurred net losses of USD 3.5 million and USD 5.1 million respectively, and for the nine months ended September 2015 net loss was USD 8.9 million. As of September 30, 2015, CareDx had an accumulated deficit of USD 168 million. CareDx expects to continue to incur significant operating expenses and anticipate that expenses will increase.

Even if CareDx achieves significant revenues, CareDx may not become profitable, and even if CareDx achieves profitability, CareDx may not be able to sustain or increase profitability on a quarterly or annual basis. CareDx’ failure to become and remain consistently profitable could adversely affect the market price of its common stock and could significantly impair its ability to raise capital, expand its business or continue to pursue its growth strategy.

Risk factors

CareDx’ financial results are largely dependent on sales of one test, AlloMap, and CareDx will need to generate sufficient revenues from this and other future solutions to grow its business

CareDx’ ability to generate revenue is currently dependent on sales of the AlloMap heart transplant molecular test, or AlloMap. CareDx expects that sales of AlloMap will account for a substantial portion of CareDx’ revenue for at least the next several years. Although CareDx is working to develop a cell-free DNA (“cfDNA”) heart transplant solution, even if CareDx is successful in developing this new test, CareDx expects that it would be marketed as a part of AlloMap and that it would not generate additional standalone revenue. In addition, while CareDx is in the process of developing a cfDNA solution for kidney transplant recipients, even if CareDx is successful in developing this test, this test may not be commercially available for at least the next several years. If CareDx is unable to increase sales of AlloMap or successfully develop and commercialize other solutions or enhancements, its revenues and its ability to achieve profitability would be impaired, and the market price of its common stock could decline.

CareDx receives a substantial portion of its current revenues from Medicare, and the loss of, or a significant reduction in, reimbursement from Medicare would adversely affect its financial performance

Successful continued commercialization of AlloMap depends, in large part, on the availability of coverage and adequate reimbursement from government and private payers. Favorable third-party payer coverage and reimbursement are essential to meeting its immediate objectives and long-term commercial goals. CareDx does not recognize revenue for test results delivered without a contract for reimbursement, or an established coverage policy and a history of payment. Revenue for AlloMap is recognized on a cash basis if the conditions for recognizing revenue on an accrual basis are not met. CareDx delivered approximately 11,900 AlloMap results in 2014 and recognized revenue for approximately 9,700 tests; approximately 1,100 of which were for test results delivered prior to 2014.

For new diagnostic solutions, each private and government payer decides whether to cover the test, the amount it will reimburse for a covered test and the specific conditions for reimbursement. Clinicians and recipients may be likely not to order a diagnostic test unless third-party payers pay a substantial portion of the test price. Therefore, coverage determinations and reimbursement levels and conditions are critical to the commercial success of a diagnostic product, and if CareDx is not able to secure positive coverage determinations and reimbursement levels, its business will be materially adversely affected.

Coverage and reimbursement by a commercial payer may depend on a number of factors, including a payer“s determination that CareDx’ current and future solutions are:

not experimental or investigational;

medically necessary;

appropriate for the specific recipient;

cost-saving or cost-effective; and

supported by peer-reviewed publications.

CareDx’ offer to the shareholders of Allenex|23

Risk factors

In addition, several payers and other entities conduct technology assessments of new medical tests and devices and provide the results of their assessments for informational purposes to other parties. These assessments may be used by third-party payers and healthcare providers as grounds to deny coverage for or refuse to use a test or procedure. CareDx believes it has received a negative technology assessment from at least one of these entities and could receive more.

If third-party payers decide not to cover CareDx’ diagnostic solutions or if they offer inadequate payment amounts, its ability to generate revenue from AlloMap and future solutions could be limited. Payment for diagnostic tests furnished to Medicare beneficiaries is typically made based on a fee schedule set by the Centers for Medicare & Medicaid Services (“CMS”). In recent years, payments under these fee schedules have decreased and may decrease further. Any third-party payer may stop or lower payment at any time, which could substantially reduce its revenue. For example, in September 2015, CMS proposed drastic changes in reimbursement for a number of established molecular diagnostic tests, including AlloMap, under which AlloMap reimbursement would have been reduced by 77 percent. Ultimately this proposal was not implemented, but a reduction in reimbursement could occur in the future.

For the nine months ended September 2015 and the years ended December 31, 2014, 2013 and 2012, payments from Medicare for AlloMap represented approximately 50, 51, 53 and 52 percent, respectively, of testing revenue. CareDx anticipates that Medicare will continue to be the payer for a significant portion of its claims for the foreseeable future. There is a risk that Medicare reimbursements may not continue at the same payment amount or with the same breadth of coverage in the future, if at all.

Since each payer makes its own decision as to whether to establish a policy to reimburse for a test, seeking payer coverage and other approvals is a time-consuming and costly process. There is a risk that adequate coverage and reimbursement for AlloMap or future solutions will not be provided in the future by any third-party payer.

Reimbursement for AlloMap comes primarily from Medi-care, private third party payers such as insurance companies and managed care organizations, Medicaid and hospitals. The reimbursement process can take six months or more to complete depending on the payer. As of September 30, 2015, CareDx had been reimbursed for approximately 80 percent of AlloMap results delivered in the twelve months ended March 31, 2015. Coverage policies approving AlloMap have been adopted by many of the largest private payers and a number of state Medicaid programs. Many of the payers with positive coverage policies have also entered into contracts with CareDx to formalize pricing and payment terms. CareDx continues to work with third-party payers to seek such coverage and to appeal denial decisions based on existing and ongoing studies, peer-reviewed publications, support from physician and patient groups and the growing number of AlloMap tests that have been reimbursed by public and private payers. If CareDx’ test is considered on a policy-wide level by major third-party payers, whether at its request or on their own initiative, and its test is determined to be ineligible for coverage and reimbursement by such payers, its collection efforts and potential for revenue growth could be adversely impacted.

The development and commercialization of additional diagnostic solutions is a key to CareDx’ growth strategy. New test development involves a lengthy and complex process, and CareDx may not be successful in its efforts to develop and commercialize additional diagnostic solutions

A key element of CareDx’ strategy is to discover, develop, validate and commercialize a portfolio of new diagnostic solutions in addition to AlloMap. While CareDx has engaged in discovery and development activity for its planned cfDNA solution for heart transplant recipients, CareDx will be required to devote considerable additional efforts and resources to the further research and development of this test before it can be made available. CareDx’ planned new diagnostic solutions for organs other than the heart, such as CareDx’ planned cfDNA solution for kidney transplant recipients, are at much earlier stages of development. cfDNA solutions are a novel technology, and to date have not been used commercially in the field of transplantation surveillance. There is a risk that CareDx will not be able to successfully complete development of or commercialize any of its planned future solutions, or that they will prove to be not capable of reliably being used for organ surveillance in the heart or in other types of organs. Before CareDx can successfully develop and commercialize any of its currently planned or other new diagnostic solutions, CareDx will need to:

conduct substantial research and development;

obtain the necessary testing samples and relevant data;

conduct clinical validation studies;

expend significant funds;

expand and scale-up its laboratory processes;

expand and train its sales force;

gain acceptance from ordering clinicians at a larger number of transplant centers; and

seek and obtain regulatory clearance or approvals of its new solutions, as required by applicable regulations.

This process involves a high degree of risk and may take up to several years or more. CareDx’ test development and commercialization efforts may be delayed or fail for many reasons, including:

failure of the test at the research or development stage;

difficulty in accessing suitable testing samples, especially testing samples with known clinical results;

lack of clinical validation data to support the effectiveness of the test;

delays resulting from the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-ef- fective manner;

failure to obtain or maintain necessary clearances or approvals to market the test; or

lack of commercial acceptance by patients, clinicians, or third-party payers.

24| CareDx’ offer to the shareholders of Allenex

Few research and development projects result in commercial products, and success in early clinical studies often is not replicated in later studies. At any point, CareDx may abandon development of new diagnostic solutions, or CareDx may be required to expend considerable resources repeating clinical trials, which would adversely impact the timing for generating potential revenues from those new diagnostic solutions. In addition, as CareDx develops diagnostic solutions, CareDx will have to make additional investments in its sales and marketing operations, which may be prematurely or unnecessarily incurred if the commercial launch of a test is abandoned or delayed. If a clinical validation study fails to demonstrate the prospectively defined endpoints of the study, CareDx would likely abandon the development of the test or test feature that was the subject of the clinical trial, which could harm its business.

CareDx’ quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause the stock price to fluctuate or decline

Historically, CareDx’ financial results have been, and CareDx expects that its operating results will continue to be, subject to quarterly fluctuations. CareDx’ net income (loss) and other operating results will be affected by numerous factors, including:

its ability to successfully market and sell AlloMap;

its ability to commercialize new diagnostics solutions;

the amount of its research and development expenditures;

the timing of cash collections from third-party payers;

the extent to which its current test and future solutions, if any, are eligible for coverage and reimbursement from third- party payers;

changes in coverage and reimbursement or in reimburse- ment-related laws directly affecting its business;

any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which CareDx may become involved;

announcements by its competitors of new or competitive products;

regulatory developments affecting its test or competing products;

total operating expenses; and

changes in expectation as to its future financial performance, including financial estimates, publications or research reports by securities analysts.

If CareDx’ quarterly operating results fall below the expectations of investors or securities analysts, the price of its common stock could decline substantially. Furthermore, any quarterly fluctuations in its operating results may, in turn, cause the price of its stock to fluctuate substantially. CareDx believes that quarterly comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of its future performance.

Risk factors

If the utility of CareDx’ current solution and solutions in development is not supported by studies published in peer-reviewed medical publications, the rate of adoption of its current and future solutions by clinicians and treatment centers and the rate of reimbursement of its current and future solutions by payers may be negatively affected

The results of CareDx’ clinical trials involving AlloMap have been presented at major medical society congresses and published in peer-reviewed publications in leading medical journals. CareDx needs to maintain a continued presence in peer-reviewed publications to promote clinician adoption and favorable reimbursement decisions. CareDx believes that peer-reviewed journal articles that provide evidence of the utility of its current and future solutions or the technology underlying AlloMap or future solutions are very important to the commercial success of its current and any future solutions. Clinicians typically take a significant amount of time to adopt new products, testing practices and clinical treatments, partly because of perceived liability risks and the uncertainty of third-party reimbursement. It is critical to the success of its sales efforts that CareDx educates a sufficient number of clinicians and administrators about AlloMap and its future solutions, and demonstrate the clinical benefits of these solutions. Clinicians may not adopt, and third-party payers may not cover or adequately reimburse for, its current and future solutions unless they determine, based on published peer-reviewed journal articles and the experience of other clinicians, that its diagnostic current and future solutions provide accurate, reliable and cost effective information that is useful in monitoring transplant recipients and making informed and timely treatment decisions.

The administration of clinical and economic utility studies is expensive and demands significant attention from its management team. Data collected from these studies may not be positive or consistent with its existing data, or may not be statistically significant or compelling to the medical community. If the results obtained from its ongoing or future studies are inconsistent with certain results obtained from its previous studies, adoption of its current and future solutions would suffer and its business would be harmed. While CareDx has had success in generating peer-reviewed publications regarding AlloMap, peer-reviewed publications regarding its future solutions may be limited by many factors, including delays in the completion of, poor design of, or lack of compelling data from clinical studies that would be the subject of the article. If its current and future solutions or the technology underlying AlloMap or its future solutions do not receive sufficient favorable exposure in peer reviewed publications, the rate of clinician adoption and positive reimbursement coverage decisions could be negatively affected. The publication of clinical data in peer reviewed journals is a crucial step in commercializing and obtaining reimbursement for diagnostic solutions such as CareDx’, and its inability to control when, if ever, results are published may delay or limit its ability to derive sufficient revenue from any product that is the subject of a study.

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Risk factors

Transplant centers may not adopt AlloMap or future solutions due to historical practices or due to more favorable reimbursement policies associated with other means of monitoring transplants

Due to the historically limited monitoring options and the well-established coverage and reimbursement for biopsies, clinicians are accustomed to monitoring for acute cellular rejection in heart transplant recipients by utilizing biopsies. Many clinicians use CareDx’ test in parallel with biopsies rather than as an alternative to biopsies. While CareDx does not market AlloMap as a biopsy alternative, per se, if treatment center administrators view its test as an alternative to a biopsy and believe they would derive more revenue from the performance of biopsies, such administrators may be motivated to reduce or avoid the use of its test. Failure by CareDx to increase the frequency of use of its test by new and existing customers could adversely affect its growth and revenues.

If CareDx is unable to successfully compete with larger and more established players in the clinical surveillance of transplantation field, CareDx may be unable to increase or sustain its revenues or achieve profitability

CareDx’ AlloMap solution for heart transplant recipients competes against existing diagnostic tests utilized by pathologists, which, in the case of heart transplant rejection, generally involve evaluating biopsy samples to determine the presence or absence of rejection. This practice has been the standard of care in the United States for many years, and CareDx will need to continue to educate clinicians, transplant recipients and payers about the various benefits of its test in order to change clinical practice.

Competition for kidney surveillance diagnostics can also come from biopsies. However, because of the risks and discomforts of the invasive kidney biopsy procedure, as well as the expense and relatively low rate of finding moderate to severe grade rejection, biopsy is not a standard practice for surveillance of transplanted kidneys. Additional competition for kidney surveillance diagnostics currently comes from general, non-specific clinical chemistry tests such as serum creatinine, urine protein, complete blood count, lipid profile and others that are widely ordered by physician offices and routinely performed in clinical reference labs and hospital labs.

CareDx expects the competition for post-transplant surveillance to increase as there are numerous established and startup companies in the process of developing novel products and services for the transplant market which may directly or indirectly compete with AlloMap or its development pipeline. In addition to companies focused on pre-transplantation such as Thermo Fisher Scientific Inc.“s One Lambda and Immucor, Inc.“s LIFECODES businesses, companies who have not historically focused on transplantation, but with existing knowledge of cfDNA technology have indicated they are considering this market.

The field of clinical surveillance of transplantation is evolving. New and well established companies are devoting substantial resources to the application of molecular diagnostics to the treatment of medical conditions. Some of these companies may elect to develop and market diagnostic solutions in the post-transplant surveillance market.

Many of CareDx’ potential competitors have greater brand recognition and substantially greater financial and technical resources and development, production and marketing capabilities than CareDx does. Others may develop lower-priced, less complex tests that could be viewed by clinicians and payers as functionally equivalent to its test, which could force CareDx to lower the current list price of its test and impact its operating margins and its ability to achieve profitability. If CareDx is unable to compete successfully against current or future competitors, CareDx may be unable to increase market acceptance for and sales of AlloMap and its future solutions, which could prevent CareDx from increasing or sustaining its revenues or achieving profitability and could cause the market price of its common stock to decline.

CareDx’ research and development efforts will be hindered if CareDx are not able to acquire or contract with third parties for access to additional tissue and blood samples

CareDx’ clinical development relies on its ability to secure access to tissue and blood samples, as well as recipient information including biopsy results and clinical outcomes from the same patient. Furthermore, the studies through which its future solutions are developed rely on access to multiple samples from the same recipient over a period of time as opposed to samples at a single point in time or archived samples. CareDx will require additional samples and recipient data for future research, development and validation. Access to recipients and samples on a real-time, or non-archived, basis is limited and often on an exclusive basis, and there is no guarantee that initiatives such as the DART study will be successful in obtaining and validating additional samples. Additionally, the process of negotiating access to new and archive recipient data and samples is lengthy since it typically involves numerous parties and approval levels to resolve complex issues such as usage rights, institutional review board approval, recipient consent, privacy rights and informed consent of recipients, publication rights, intellectual property ownership and research parameters. If CareDx is not able to acquire or negotiate access to new and archived recipient data and blood samples with source institutions, or if other laboratories or its competitors secure access to these samples before us, its ability to research, develop and commercialize future solutions will be limited or delayed.

CareDx’ recent testing revenue growth rates may not be indicative of future growth, and CareDx may not continue to grow at its recent pace, or at all

Testing revenue increased by approximately 10 percent for the nine months period ended September 30, 2015 compared to the same period of 2014. From 2013 to 2014, CareDx’ testing revenue grew from USD 21.7 million to USD 25.8 million, which represents annual growth of 19 percent. In the future, its revenue may not grow as rapidly as it has over the past several years.

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If CareDx’ sole laboratory facility becomes inoperable, CareDx will be unable to perform AlloMap and future solutions, if any, and its business will be harmed

CareDx performs all of its diagnostic services in its laboratory located in Brisbane, California. CareDx does not have redundant laboratory facilities. Brisbane is situated on or near earthquake fault lines. CareDx’ facility and the equipment CareDx uses to perform AlloMap would be costly to replace and could require substantial lead time to repair or replace, if damaged or destroyed. The facility may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, wildfires, flooding and power outages, which may render it difficult or impossible for CareDx to perform its tests for some period of time. The inability to perform its tests may result in the loss of customers or harm its reputation, and CareDx may be unable to regain those customers in the future. Although CareDx possess insurance for damage to its property and the disruption of its business, this insurance may not be sufficient to cover all of its potential losses and may not continue to be available to CareDx on acceptable terms, if at all.

In order to establish a redundant laboratory facility, CareDx would have to spend considerable time and money securing adequate space, constructing the facility, recruiting and training employees, and establishing the additional operational and administrative infrastructure necessary to support a second facility. Additionally, any new clinical laboratory facility opened by CareDx would be required to be certified under the Clinical Laboratory Improvement Amendments of 1988, or CLIA, a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CareDx would also be required to secure and maintain state licenses required by several states, including California, Florida, Maryland, New York, and Pennsylvania, which can take a significant amount of time and result in delays in its ability to begin operations at that facility. If CareDx failed to secure any such licenses, CareDx would not be able to process samples from recipients in such states. CareDx also expects that it would be difficult, time-consuming and costly to train, equip and use a third-party to perform tests on its behalf. CareDx could only use another facility with the established state licensures and CLIA certification necessary to perform AlloMap or future solutions following validation and other required procedures. CareDx cannot assure you that CareDx would be able to find another CLIA-certified facility willing or able to adopt AlloMap or future solutions and comply with the required procedures, or that this laboratory would be willing or able to perform the tests for CareDx on commercially reasonable terms.

CareDx’ commercial partner in Europe will rely on a third party laboratory to perform AlloMap. Training and other preparation is required before the laboratory is operational, and its partner may encounter unanticipated obstacles. CareDx does not have access to redundant facilities in Europe and its exclusive arrangement precludes the engagement by CareDx of another collaboration partner whose laboratories CareDx could use in the event that its primary facility is harmed or rendered inoperable. Without immediate access to an alternative facility,

Risk factors

any disruption to its European partner“s laboratory may result in delays in the delivery of test results, patient claims, loss of customers or harm to its reputation.

Performance issues, service interruptions or price increases by CareDx’ shipping carriers could adversely affect its business and harm its reputation and ability to provide its services on a timely basis

Expedited, reliable shipping is essential to CareDx’ operations. CareDx relies heavily on providers of transport services for reliable and secure point-to-point transport of recipient samples to its laboratory and enhanced tracking of these recipient samples. Should a carrier encounter delivery performance issues such as loss, damage or destruction of a sample, it may be difficult to replace its recipient samples in a timely manner and such occurrences may damage its reputation and lead to decreased demand for its services and increased cost and expense to its business. In addition, any significant increase in shipping rates could adversely affect its operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services CareDx use would adversely affect its ability to receive and process recipient samples on a timely basis.

If CareDx is unable to raise additional capital on acceptable terms, it would not be able to continue its research and development or other activities at current levels and would have to curtail or cease operations

Due to its investment in research and development activities, CareDx is operating at a net loss and will need to raise additional capital to continue its operations at current levels. Additional capital may not be available on satisfactory terms, or at all. If CareDx raises additional funds by issuing equity securities, it could result in dilution to its existing shareholders. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of its common stock. If CareDx raises additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of its common stock, and the terms of the debt securities issued could impose significant restrictions on its operations. If CareDx raises additional funds through collaborations and licensing arrangements, CareDx might be required to relinquish significant rights to its technologies, AlloMap or its solutions under development, or grant licenses on terms that are not favorable to CareDx, which could lower the economic value of those programs to its company. If adequate funds are not available, CareDx would have to curtail its research and development and other activities and would adversely affect its business and future prospects.

CareDx expects capital outlays and operating expenditures to increase over the next several years as CareDx seeks to:

complete development of its proposed cfDNA test for heart and kidney or to develop other solutions for clinical surveil- lance in transplantation;

increase its selling and marketing efforts to drive market adoption and address competitive developments;

expand its clinical laboratory operations;

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Risk factors

fund its clinical validation study activities;

expand its research and development activities;

sustain or achieve broader commercialization of AlloMap or enhancements to that test;

acquire or license products or technologies, including through acquisitions; and

finance its capital expenditures and general and administra- tive expenses.

The loss of key members of CareDx’ senior management team or its inability to attract and retain highly skilled scientists, clinicians and laboratory and field personnel could adversely affect its business

CareDx’ success depends largely on the skills, experience and performance of key members of its executive management team. The efforts of each of these persons will be critical to CareDx as CareDx continues to develop its technologies and testing processes and as CareDx attempts to transition to a company with more than one commercialized test. If CareDx was to lose one or more of these key employees, CareDx may experience difficulties in competing effectively, developing its technologies and implementing its business strategies.

CareDx’ research and development programs and commercial laboratory operations depend on its ability to attract and retain highly skilled scientists and technicians, including geneticists, biostatisticians, engineers, licensed laboratory technicians and chemists. CareDx may not be able to attract or retain qualified scientists and technicians in the future due to the intense competition for qualified personnel among life science businesses, particularly in the San Francisco Bay Area. CareDx also face competition from universities, public and private research institutions and other organizations in recruiting and retaining highly qualified scientific personnel.

In addition, CareDx’ success depends on its ability to attract and retain laboratory and field personnel with extensive experience in post-transplant recipient care and surveillance and close relationships with clinicians, pathologists and other hospital personnel. CareDx may have difficulties locating, recruiting or retaining qualified salespeople, which could cause a delay or decline in the rate of adoption of AlloMap or its future solutions, if any. If CareDx is not able to attract and retain the necessary personnel to accomplish its business objectives, CareDx may experience constraints that will adversely affect its ability to support its discovery, development, verification and commercialization programs.

Recent and future acquisitions and investments could disrupt CareDx’ business and harm its financial condition and operating results

CareDx’ success will depend, in part, on its ability to expand its existing know-how, expertise and intellectual property in other fields, including for the development of other commercial tests. In some circumstances, CareDx may decide to do so through the acquisition of complementary businesses and technologies rather than through internal development, including, its 2014 acquisition of ImmuMetrix, Inc., and this Offer. The identification of suitable acquisition candidates can be difficult, time-con-

suming and costly, and CareDx may not successfully complete acquisitions that CareDx target in the future. The risks CareDx face in connection with acquisitions, including its acquisition of ImmuMetrix, Inc. and this Offer include:

diversion of management time and focus from operating its business to addressing acquisition integration challenges;

reduction of available cash reserves, assumption of debt or dilutive issuances of equity securities due to payment of con- sideration;

coordination of research and development and sales and marketing functions;

integration of product and service offerings;

acquired technology or research and development expecta- tions prove unsuccessful;

retention of key personnel from the acquired company;

financial reporting, revenue recognition or other financial control deficiencies of the acquired company that CareDx does not adequately address and that cause its reported results to be incorrect;

liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

litigation or other claims in connection with the acquired company, including claims from terminated employees, cus- tomers, former shareholders or other third parties.

CareDx’ failure to address these risks or other problems encountered in connection with its past or future acquisitions and investments could cause CareDx to fail to realize the anticipated benefits of these acquisitions or investments, cause CareDx to incur unanticipated liabilities, and harm its business generally. For example, CareDx completed its acquisition of ImmuMetrix, Inc. in June 2014, and some risks remain, including the risks that the intellectual property CareDx acquired in this acquisition may not lead to a successful product, risks associated with milestone payments due under the merger agreement and the probability of achieving them, and the risk that Stanford University could terminate its patent license relating to the diagnosis of rejection in organ transplant recipients using cfDNA if CareDx does not meet certain performance and commercialization conditions. Additionally, certain risks remain in connection with the Offer and the proposed acquisition of Allenex, as described elsewhere in this Offer Document. There is also a risk that future acquisitions will result in the incurrence of debt, contingent liabilities, amortization expenses, incremental operating expenses or the write-off of goodwill, any of which could harm its business and results of operations.

Defects in AlloMap or other solutions CareDx develops could result in substantial product liabilities or professional liabilities that exceed its resources

The marketing, sale and use of AlloMap and future solutions could lead to the filing of product liability claims if someone were to allege that its test failed to perform as it was designed. For example, a defect in one of its diagnostic solutions could lead to a false positive or false negative result, affecting the eventual

28| CareDx’ offer to the shareholders of Allenex

diagnosis. Any incomplete or inaccurate analysis on the part of its technicians could also affect the reliability of the test results. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for CareDx to defend. Although CareDx maintains product and professional liability insurance, its insurance may not fully protect CareDx from the financial impact of defending against product liability or professional liability claims or any judgments, fines or settlement costs arising out of any such claims. Any product liability or professional liability claim brought against us, with or without merit, could increase its insurance rates or prevent CareDx from securing insurance coverage in the future. Additionally, any product liability lawsuit could cause injury to its reputation, result in the suspension of its testing pending an investigation into the cause of the alleged failure, or cause current collaborators to terminate existing agreements and potential collaborators to seek other partners, any of which could impact CareDx’ results of operations.

CareDx relies extensively on third party service providers. Failure of these parties to perform as expected, or interruptions in its relationship with these providers or their provision of services to CareDx, could interfere with CareDx’ ability to provide test results

CareDx’ relationship with any of its third party service providers may impair its ability to perform its services. The failure of any of CareDx’ third party service providers to adequately perform their service obligations may reduce its revenues and increase its expenses or prevent it from providing its services in a timely manner or if at all. In addition, CareDx’ reputation, business and financial performance could be materially harmed if it is unable to, or is perceived as unable to, perform reliable services.

CareDx relies solely on certain suppliers to supply some of the laboratory instruments and key reagents that CareDx uses to perform AlloMap. These sole source suppliers include Thermo Fisher Scientific Inc., which supplies CareDx with instruments, laboratory reagents and consumables, Becton, Dickinson and Company, which supplies CareDx with cell preparation tubes, or CPTs, and Therapak Corporation, which supplies CareDx with a proprietary buffer reagent. One of the reagents supplied to CareDx by Therapak Corporation is, in turn, obtained by Ther-apak Corporation from Qiagen N.V. and is a proprietary formulation of Qiagen N.V. CareDx has no relationship with or control over, Qiagen N.V. CareDx do not have guaranteed supply agreements with Thermo Fisher Scientific Inc., Becton, Dickinson and Company, Therapak Corporation or Qiagen N.V., which exposes CareDx to the risk that these suppliers may choose to discontinue doing business with CareDx at any time.

In addition, CareDx’ ABI 7900 Thermocycler, a real time PCR instrument used in AlloMap, is no longer in production. Thermo Fisher Scientific Inc. has committed to provide service and support of this instrument through 2017. CareDx is in the process of validating an alternative instrument. There are relatively few suppliers other than Thermo Fisher Scientific Inc., Becton, Dickinson and Company and Qiagen N.V. that are currently capable of supplying the instruments, reagents and other supplies necessary for AlloMap. Even if CareDx were to identify sec-

Risk factors

ondary suppliers, CareDx may not able to enter into agreements with such suppliers on a timely basis on acceptable terms, if at all. If CareDx encounters delays or difficulties in securing from Thermo Fisher Scientific Inc., Becton, Dickinson and Company or Therapak Corporation, or Therapak Corporation encounters delays or difficulties with Qiagen N.V., the quality and quantity of reagents, or supplies, or instruments that CareDx requires for AlloMap or other solutions CareDx develops, CareDx may need to reconfigure its test processes, which would result in delays in commercialization or an interruption in sales. Clinicians who order AlloMap rely on the continued availability of its test and have an expectation that results will be reported within two to three business days. If CareDx is unable to provide results within a timely manner, clinicians may elect not to use its test in the future and its business and operating results could be harmed.

Security breaches, loss of data and other disruptions could compromise sensitive information related to CareDx’ business or prevent CareDx from accessing critical information and expose it to liability, which could adversely affect its business and its reputation

In the ordinary course of its business, CareDx and its third-party billing and collections provider collect and store sensitive data, including legally-protected health information, credit card information and personally identifiable information about its customers, payers, recipients and collaboration partners. CareDx also store sensitive intellectual property and other proprietary business information, including that of its customers, payers and collaboration partners. CareDx manages and maintains its applications and data utilizing a combination of on-site systems, managed data center systems and cloud-based data center systems. These applications and data encompass a wide variety of business critical information, including research and development information, commercial information and business and financial information.

CareDx faces four primary risks relative to protecting this critical information: loss of access risk, inappropriate disclosure risk, inappropriate modification risk and the risk of CareDx being unable to identify and audit its controls over the first three risks.

CareDx is highly dependent on information technology networks and systems, including the Internet, to securely process, transmit and store this critical information. Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure or modification of confidential information. The secure processing, storage, maintenance and transmission of this critical information is vital to its operations and business strategy, and CareDx devotes significant resources to protecting such information. CareDx’ information technology and infrastructure, and that of its third-party billing and collections provider, may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions.

A security breach or privacy violation that leads to disclosure or modification of or prevents access to consumer information (including personally identifiable information or protected health information) could harm its reputation, compel CareDx

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Risk factors

to comply with disparate state breach notification laws, require CareDx to verify the correctness of database contents and otherwise subject CareDx to liability under laws that protect personal data, resulting in increased costs or loss of revenue. If CareDx is unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, its operations could be disrupted, and CareDx may suffer loss of reputation, financial loss and other regulatory penalties because of lost or misappropriated information, including sensitive consumer data. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above.

Any such breach or interruption could compromise CareDx’ networks or those of its third-party billing and collections provider, and the information stored there could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt its operations, including its ability to perform tests, provide test results, bill payers or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, collect, process and prepare company financial information, provide information about its current and future solutions and other patient and clinician education and outreach efforts through its website, and manage the administrative aspects of its business and damage its reputation, any of which could adversely affect its business. Any such breach could also result in the compromise of its trade secrets and other proprietary information, which could adversely affect its competitive position.

In addition, the interpretation and application of consumer, health-related, privacy and data protection laws in the U.S., Europe and elsewhere are often uncertain, contradictory and in flux. These laws may be interpreted and applied in a manner that is inconsistent with CareDx’ practices. If so, this could result in government-imposed fines or orders requiring that CareDx change its practices, which could adversely affect its business. Complying with these various laws could cause CareDx to incur substantial costs or require CareDx to change its business practices and compliance procedures in a manner adverse to its business.

CareDx’ insurance policies are expensive and protect CareDx only from some business risks, which will leave CareDx exposed to significant uninsured liabilities

CareDx does not carry insurance for all categories of risk that its business may encounter. For example, CareDx does not carry earthquake insurance. In the event of a major earthquake in its region, its business could suffer significant and uninsured damage and loss. Some of the policies CareDx currently maintains include general liability, foreign liability, employee benefits liability, property, automobile, umbrella, workers” compen-

sation, products liability and directors” and officers” insurance. CareDx does not know, however, if CareDx will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require CareDx to pay substantial amounts, which would adversely affect its cash position and results of operations.

If CareDx uses hazardous materials in a manner that causes injury, CareDx could be liable for damages

CareDx’ activities currently require the use of hazardous chemicals. CareDx cannot eliminate the risk of accidental contamination or injury to employees or third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, CareDx could be held liable for any resulting damages, and any liability could exceed its resources or any applicable insurance coverage CareDx may have. Additionally, CareDx is subject on an ongoing basis to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products.

Changes in, or interpretations of, accounting rules and regulations could result in unfavorable accounting changes or require CareDx to change CareDx’ compensation policies

Accounting methods and policies for diagnostic companies, including policies governing revenue recognition, research and development and related expenses and accounting for stock-based compensation, are subject to further review, interpretation and guidance from relevant accounting authorities, including the SEC. Changes to, or interpretations of, accounting methods or policies may require CareDx to reclassify, restate or otherwise change or revise CareDx’ financial statements.

CareDx receives a substantial portion of its revenues from Medicare, and the loss of, or a significant reduction in, reimbursement from Medicare would adversely affect its financial performance

To date, CareDx has received a substantial portion of its revenues from Medicare, which has been paid by its California Medicare Administrative Contractor. Payments from Medicare for AlloMap represented approximately 51 percent of testing revenue for the year ended December 31, 2014 and approximately 53 percent of testing revenue for the year ended December 31, 2013. For the nine month period ended September 30 2015 it was 50 percent. CareDx anticipates that Medicare will continue to be the payer for a significant portion of its claims for the foreseeable future. However, CareDx may not be able to maintain or increase its rate of reimbursement by Medicare for a variety of reasons, including:

changes in the local Medicare Administrative Contractor (“MAC”), servicing its jurisdiction, which may result in a change in reimbursement practices for Medicare claims submitted by CareDx or others in California and other states affected by the change;

any policy level review of its test by the CMS contractors could result in a reduction or denial of coverage and payment for its test; and

30| CareDx’ offer to the shareholders of Allenex

the assignment of a specific billing code to its test by CMS may result in reductions in the per test amount reimbursed for its current and future solutions by Medicare.

On a five-year rotational basis, Medicare requests bids for its regional MAC services. Medicare reimbursement for AlloMap began in 2006 and has continued through three successive MACs. The MAC for California is currently Noridian Healthcare Solutions. CareDx’ current Medicare coverage through Nordian provides for reimbursement for tests performed for qualifying Medicare patients throughout the U.S. so long as the tests are performed in its California laboratory. Noridian or any future MAC may not continue to provide reimbursement for AlloMap at the same payment amount or with the same breadth of coverage in the future, if at all. Additional changes in the MAC processing Medicare claims for AlloMap could impact the coverage or payment amount for its test and its ability to obtain Medicare coverage for any products CareDx may launch in the future.

Any decision by CMS or its local contractors to reduce or deny coverage for CareDx’ test could have a significant adverse effect on its revenue and results of operations. Any such decision could also cause affected clinicians treating Medicare covered patients to reduce or discontinue the use of its test.

Billing complexities associated with obtaining payment or reimbursement for CareDx’ current and future solutions may negatively affect its revenue, cash flow and profitability

Billing for clinical laboratory testing services is complex. In cases where CareDx does not have a contract in place requiring the payment of a fixed fee per test, CareDx performs tests in advance of payment and without certainty as to the outcome of the billing process. In cases where CareDx does receive a fixed fee per test, CareDx may still have disputes over pricing and billing. CareDx receives payment from individual recipients and from a variety of payers, such as commercial insurance carriers and governmental programs, primarily Medicare. Each payer typically has different billing requirements. Among the factors complicating its billing of third-party payers are:

disputes among payers regarding which party is responsible for payment;

disparity in coverage among various payers;

different process, information and billing requirements among payers; and

incorrect or missing billing information, which is required to be provided by the prescribing clinician.

Additionally, from time to time, payers change processes that may affect timely payment. These changes may result in uneven cash flow or impact the timing of revenue recognized with these payers. With respect to payments received from governmental programs, factors such as a prolonged government shutdown could cause significant regulatory delays or could result in attempts to reduce payments made to CareDx by federal government healthcare programs. These billing complexities, and the related uncertainty in obtaining payment for AlloMap and future solutions, could negatively affect its revenue, cash flow and profitability.

Risk factors

Healthcare reform measures could hinder or prevent the commercial success of AlloMap

The pricing and reimbursement environment may change in the future and become more challenging as a result of any of several possible regulatory developments, including policies advanced by the U.S. government, new healthcare legislation or fiscal challenges faced by government health administration authorities. Specifically, there have been a number of legislative and regulatory proposals and initiatives to change the healthcare system in ways that could affect its ability to profitably sell any diagnostic products CareDx may develop and commercialize. Some of these proposed and implemented reforms could result in reduced reimbursement rates for its diagnostic products from governmental agencies or other third-party payers, which would adversely affect its business strategy, operations and financial results. For example, as a result of the Patient Protection and Affordable Care Act of 2010 (as amended by the Health Care and Education Reconciliation Act of 2010), or the Affordable Care Act, substantial changes could be made to the current system for paying for healthcare in the U.S., including changes made in order to extend medical benefits to those who currently lack insurance coverage. As part of the Affordable Care Act, a 2.3 percent excise tax has been imposed on the price of applicable products listed with the FDA sold by medical device manufacturers. However, on December 18, 2015, President Obama and Congress passed a budget brief that suspends this excise tax for two years. While CareDx does not believe that it was subject to this excise tax, the FDA has contended that clinical laboratory tests that are developed and validated by a laboratory for its own use, or LDTs, such as its proprietary tests, are medical devices. AlloMap is currently listed with the FDA. It is uncertain what will happen to this tax after the two year suspension. The tax may eventually be entirely repealed, though it is equally possible that the tax will be reinstated after this period. Further, the tax could also be extended to services such as ours in the future. The Affordable Care Act also provides that payments under the Medicare Clinical Laboratory Fee Schedule are to receive a negative 1.75 percent annual adjustment through 2015. There is a risk that the claims administrators will attempt to apply this adjustment to CareDx in the future.

Among other things, the Affordable Care Act includes payment reductions to Medicare Advantage plans. These cuts have been mitigated in part by a CMS demonstration program set to expire in 2015. Any reductions in payment to Medicare Advantage plans could materially impact coverage and reimbursement for AlloMap.

In addition to the Affordable Care Act, various healthcare reform proposals have also emerged from federal and state governments. For example, in February 2012, Congress passed the “Middle Class Tax Relief and Job Creation Act of 2012” which in part reduced the potential future cost-based increases to the Medicare Clinical Laboratory Fee Schedule (“CLFS”), by 2 percent. The Protecting Access to Medicare Act of 2014 introduced a multiyear pricing program for services paid under the CLFS. Under the program, beginning in 2016 laboratories will report to CMS the payment rates paid to the laboratories by commercial third-party payors including Medicare and Medicaid managed

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Risk factors

care plans, for each test and the volume of each test performed. CMS will use the reported data to set new payment rates under the CLFS in the future. For newly developed tests that are considered to be “advanced diagnostic lab tests,” the Medicare payment rate will be the actual list price offered to third-party payors for the first three quarters that the tests are offered, subject to later adjustment. CMS will establish subsequent payment rates using the commercial third-party payor data reported for those tests.

The government has shown significant interest in pursuing healthcare reform and reducing healthcare costs beyond the Affordable Care Act. Any government-adopted reform measures could decrease the amount of reimbursement available from governmental and other third-party payers. Additionally, annual federal budget negotiations frequently include healthcare payment reform measures impacting clinical laboratory payments. On April 1, 2013, cuts to the federal budget resulting from sequestration were implemented, requiring a 2 percent cut in Medicare payment for all services, including AlloMap. Federal budgetary limitations and changes in healthcare policy, such as the creation of broad limits for diagnostic products or requirements that Medicare patients pay for portions of clinical laboratory tests or services received, could substantially diminish the sale, or inhibit the utilization, of AlloMap and its future diagnostic solutions, increase costs, divert management”s attention and adversely affect its ability to generate revenue and achieve profitability.

In order to operate its laboratory, CareDx has to comply with the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”), and state laws governing clinical laboratories

CareDx is subject to CLIA, a federal law that regulates clinical laboratories that perform testing on specimens taken from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. If its laboratory is out of compliance with CLIA requirements, CareDx may be subject to sanctions such as suspension, limitation or revocation of its CLIA certificate, as well as a direct plan of correction, state on-site monitoring, civil money penalties, civil injunctive suit or criminal penalties. CareDx must maintain CLIA compliance and certification to be eligible to bill for services provided to Medicare beneficiaries. If CareDx were to be found to be out of compliance with CLIA program requirements and subjected to sanction, its business could be materially harmed.

In addition to federal certification requirements of laboratories under CLIA, licensure is required and maintained for its laboratory under California law. CareDx is required to maintain a license to conduct testing in California. California laws establish standards for day-to-day operation of its clinical laboratory, including the training and skills required of personnel and quality control. Moreover, several states, including New York, require that CareDx hold licenses to test specimens from patients residing in those states. Other states have similar requirements or may adopt similar requirements in the future. In addition to its California certifications, CareDx currently holds licenses in Florida, Maryland, New York, and Pennsylvania. The loss of any of these state certifications would impact its ability to provide services in those states, which could negatively affect its business. Finally, CareDx may be subject to regulation in foreign jurisdictions where CareDx offers its test. Failure to maintain certification in those states or countries where it is required could prevent CareDx from testing samples from those states or countries, could lead to the suspension or loss of licenses, certificates or authorizations, and could have an adverse effect on the CareDx’ business.

CareDx was inspected and recertified under CLIA in February 2014 and CareDx expects the next regular inspection under CLIA to occur in 2016. If CareDx was to lose its CLIA accreditation or California license, whether as a result of a revocation, suspension or limitation, CareDx would no longer be able to perform AlloMap, which would limit its revenues and materially harm its business. If CareDx was to lose its license in other states where CareDx are required to hold licenses, CareDx would not be able to test specimens from those states, which could also have a material adverse effect on its business.

If the FDA“s recently published draft guidance setting forth a comprehensive regulatory scheme for LDTs becomes final, CareDx could incur substantial costs and delays associated with trying to obtain premarket clearance or approval for those solutions

Clinical laboratory tests that are developed and validated by a laboratory for its own use are called laboratory developed tests (“LDTs”). The laws and regulations governing the marketing of diagnostic products for use as LDTs are extremely complex, and in many instances, there are no significant regulatory or judicial interpretations of these laws. For instance, while the FDA maintains that LDTs are subject to the FDA“s authority as diagnostic medical devices under the Federal Food, Drug, and Cosmetic Act (“FFDCA”), the FDA has in the past generally exercised enforcement discretion with respect to most LDTs performed by CLIA-certified laboratories.

The FDA has traditionally chosen not to exercise its authority to regulate LDTs because it regulates the primary components in most laboratory-developed tests and because it believes that laboratories certified as high complexity under CLIA, such as CareDx’, have demonstrated expertise and ability in test procedures and analysis. However, beginning in September 2006, the FDA issued draft guidance on a subset of LDTs known as “in vitro diagnostic multivariate index assays” (“IVDMIAs”). According to the draft guidance, IVDMIAs do not fall within the scope of LDTs over which FDA has exercised enforcement discretion because such tests incorporate complex and unique interpretation functions which require clinical validation. CareDx believed that AlloMap met the definition of IVDMIA set forth in the draft guidance document. As a result, CareDx applied for and obtained, in August 2008, 510(k) clearance for AlloMap for marketing and sale as a test to aid in the identification of recipients with a low probability of moderate or severe rejection. A 501(k) submission is a premarketing submission made to the FDA. Clearance may be granted by the FDA if it finds the device or test provides satisfactory evidence pertaining to the claimed intended uses and indications for the device or test.

32| CareDx’ offer to the shareholders of Allenex

On July 31, 2014, the FDA notified Congress (as required by the Food and Drug Administration Safety and Innovation Act of 2012) of its intent to publish a proposed and comprehensive risk-based framework for the regulation of LDTs. The notice to Congress provides the anticipated details and proposed timing of the implementation of the draft guidance and regulatory framework, including the requirement for premarket review and approval for higher-risk LDTs, such as its planned cfDNA solutions for heart, kidney and other organs. Such guidance, if and when finalized, will significantly impact the timing, availability and reimbursement of its future products, and will require CareDx to modify its business model in order to maintain compliance with these new laws. For its cfDNA test and all similar testing solutions, CareDx will be required to conduct additional clinical trials to clinically validate its test, and submit to the FDA a pre-market approval application, (PMA), or 510(k) clearance application and obtain approval or clearance for the test. CareDx’ solutions or additional uses of solutions for which CareDx will seek clearance or approval in the future may not be cleared or approved on a timely basis, or at all, and that labeling claims may not be consistent with its current claims or adequate to support continued adoption of and reimbursement for its current and future solutions. Moreover, any new FDA requirements could conflict with CLIA requirements and thereby complicate its compliance efforts.

There is a risk that the FDA or other regulatory agencies may find that CareDx is not in material compliance with applicable laws and regulations related to LDT. A determination that CareDx has violated these laws, or a public announcement that CareDx are being investigated for possible violation of these laws, could hurt its business and its reputation.

If CareDx was required to conduct additional clinical trials prior to marketing its solutions under development, those trials could lead to delays or a failure to obtain necessary regulatory approvals and harm its ability to be profitable

If the FDA decides to regulate CareDx’ solutions under development as medical devices, it could require extensive premarket clinical testing prior to submitting a regulatory application for commercial sales. Conducting clinical trials generally entails a long, expensive and uncertain process that is subject to delays and failure at any stage. If CareDx is required to conduct pre-market clinical trials, whether using prospectively acquired samples or archival samples, delays in the commencement or completion of clinical testing could significantly increase its development costs and delay test commercialization. Many of the factors that may cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to delay or denial of regulatory clearance or approval. The commencement of clinical trials may be delayed due to insufficient blood or tissue samples or insufficient data regarding the associated clinical outcomes. CareDx may find it necessary to engage contract research organizations to perform data collection and analysis and other aspects of its clinical trials, which might increase the cost and complexity of its trials and reduce its control over such activities. If these parties do not successfully carry out their contractual duties or obligations or meet expected

Risk factors

deadlines, or if the quality, completeness or accuracy of the clinical data they obtain is compromised due to the failure to adhere to its clinical protocols, applicable regulatory requirements, or for other reasons, its clinical trials may have to be extended, delayed or terminated. Its reliance on third parties that CareDx does not control would not relieve CareDx of any applicable requirement to ensure compliance with various procedures required under good clinical practices. CareDx may not be able to enter into replacement arrangements without undue delays or considerable expenditures. If there are delays in testing or approvals as a result of the failure to perform by third parties, its research and development costs would increase, and CareDx may not be able to obtain regulatory clearance or approval for its solutions under development. In addition, CareDx may not be able to establish or maintain relationships with these parties on favorable terms, if at all. Each of these outcomes would harm its ability to market its solutions under development and its ability to be profitable.

Any test for which CareDx obtains regulatory clearance will be subject to extensive ongoing regulatory requirements, and CareDx may be subject to penalties if CareDx or its contractors or commercial partners fail to comply with regulatory requirements or if CareDx experiences unanticipated problems with its products

AlloMap and CareDx’ solutions under development, along with the manufacturing processes, packaging, labeling, distribution, import, export, and advertising and promotional activities for such solutions or devices, are or will be subject to continual requirements of, and review by, CMS, state licensing agencies, the FDA and comparable regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, requirements relating to product labeling, advertising and promotion and recordkeeping. Regulatory clearance of a test or device may be subject to limitations by the regulatory body as to the indicated uses for which the product may be marketed or to other conditions of approval. For example, CareDx is exploring utilization of AlloMap in areas that could be considered outside the scope of its current labeling. Broader uses would require FDA approval as well as changes to the labeling. In addition, approval may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the test or device. Discovery of previously-unknown problems with its current or future solutions, or failure to comply with regulatory requirements, may result in actions such as:

restrictions on operations of its laboratory;

restrictions on manufacturing processes;

restrictions on marketing of a test;

warning or untitled letters;

withdrawal of the test from the market;

refusal to approve applications or supplements to approved applications that CareDx may submit;

fines, restitution or disgorgement of profits or revenue;

CareDx’ offer to the shareholders of Allenex|33

Risk factors

suspension, limitation or withdrawal of regulatory clear- ances;

exclusion from participation in U.S. federal or state health- care programs, such as Medicare and Medicaid;

refusal to permit the import or export of its products;

product seizure;

injunctions; and imposition of civil or criminal penalties.

CareDx is subject to numerous fraud and abuse and other laws and regulations pertaining to its business, the violation of any one of which could harm its business

The clinical laboratory testing industry is highly regulated, and the regulatory environment in which CareDx operates could change significantly and adversely in the future. CareDx’ arrangements with customers may expose CareDx to broadly applicable fraud and abuse and other laws and regulations that may restrict the financial arrangements and relationships through which CareDx market, sell and distribute its products. CareDx’ employees, consultants, principal investigators and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

Foreign governments may impose reimbursement standards, which may adversely affect its future profitability

When CareDx markets AlloMap and its solutions under development in foreign jurisdictions, CareDx is subject to rules and regulations in those jurisdictions relating to its testing. In some foreign countries, including countries in the European Union, the reimbursement of its current and future solutions is subject to governmental control. In these countries, reimbursement negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a test candidate. If reimbursement of its future solutions in any jurisdiction is unavailable or limited in scope or amount, or if reimbursement rates are set at unsatisfactory levels, CareDx may be unable to, or decide not to, market its test in that jurisdiction.

CareDx’ competitive position depends on maintaining intellectual property protection

CareDx’ ability to compete and to achieve and maintain profitability depends on its ability to protect its proprietary discoveries and technologies. CareDx currently relies on a combination of patents, copyrights, trademarks, trade secrets, confidentiality agreements and license agreements to protect its intellectual property rights.

CareDx’ patent position for AlloMap is based on issued patents and patent applications disclosing identification of genes differentially expressed between activated and resting leuko-cytes and demonstration of correlation between gene expression patterns and specific clinical states and outcomes.

As of September 30, 2015, CareDx had 16 issued U.S. patents, one pending U.S. patent application, and three pending patent applications outside the United States related to autoimmunity and transplant rejection. CareDx has five issued U.S. patents covering methods of diagnosing transplant rejection using 9 of the 11 informative genes measured in AlloMap. The expiration dates of these patents range from 2021 to 2024. In connection with its June 2014 acquisition of ImmuMetrix, CareDx obtained an exclusive license from Stanford University to a patent relating to the diagnosis of rejection in organ transplant recipients using cfDNA. This patent has an expiration date of November 5, 2030. CareDx has six issued U.S. patents covering a method of diagnosing or monitoring an autoimmune or chronic inflammatory disease, such as lupus, by detecting specific genes. While CareDx has clinical samples and patents covering lupus diagnostics, CareDx does not intend to actively pursue the lupus test opportunity. In cfDNA-based transplant diagnostics, CareDx has submitted a provisional patent application to cover some of its initial research and development work in this field. There is a risk that the U.S. Patent and Trademark Office (“PTO”), will not approve this provisional application. CareDx’ patents and patents that CareDx exclusively licenses from others address fields that are rapidly evolving, and, particularly with respect to cfDNA-based transplant diagnostics, it is possible that other patents have and will be granted to others that affect its ability to develop and commercialize its current and future solutions. If the reviewers of its patent applications at the PTO refuse its claims, CareDx may not be able to sufficiently protect its intellectual property. Further, recent and future changes in the patent laws and regulations of the United States and other jurisdictions may require CareDx to modify its patent strategy and could restrict its ability to obtain additional patents for its technology.

CareDx’ patents and the patents CareDx exclusively license from others may be successfully challenged by third parties as being invalid or unenforceable. Third parties may independently develop similar or competing technology that avoids the patents CareDx owns or exclusively license. There is a risk of misappropriation and unauthorized use of its intellectual property by others, particularly in foreign countries where the laws may not protect its proprietary rights as fully as in the United States.

The extent to which the patent rights of life sciences companies effectively protect their products and technologies is often highly uncertain and involves complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the proper scope of allowable claims of patents held by such companies has emerged to date in the United States. Various courts, including the United States Supreme Court, have rendered decisions that impact the scope of patentability of certain inventions or discoveries relating to diagnostic solutions or genomic diagnostics. A recent decision in the Ariosa Diagnostics, Inc. v. Sequenom, Inc. (Fed. Cir. 2015) case decided that a cfDNA product for fetal testing was not eligible for patent protection. These decisions generally stand for the proposition that inventions that recite laws of nature are not themselves patentable unless they have sufficient additional features that provide practical assurance that the processes are genuine inventive applications of those laws rather than patent drafting efforts designed to monopolize a law of nature itself. What constitutes a “sufficient” additional feature for this purpose is uncertain. This evolving case law in the United States may adversely impact CareDx’ ability to obtain new patents and may facilitate third-party challenges to its existing owned and exclusively licensed patents.

34| CareDx’ offer to the shareholders of Allenex

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of its intellectual property rights.

There is a risk that others have not filed patent applications that cover inventions that are the subject of pending applications that CareDx owns or exclusively licenses. Its competitors may have filed, and may in the future file, patent applications covering technology that is similar to or the same as its technology. Any such patent application may have priority over patent applications that CareDx owns or exclusively license and, if a patent issues on such patent application, CareDx could be required to obtain a license to such patent in order to carry on its business. If another party has filed a United States patent application covering an invention this is similar to, or the same as, an invention that CareDx owns or licenses, CareDx or its licensors may have to participate in an interference or other proceeding in the PTO or a court to determine priority of invention in the United States, for pre-AIA applications and patents. For post-AIA applications and patents, CareDx or its licensors may have to participate in a derivation proceeding to resolve disputes relating to inventor-ship. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in its inability to obtain or retain any United States patent rights with respect to such invention.

CareDx may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in its loss of significant rights and the assessment of treble damages

CareDx may in the future receive offers to license patents or notices of claims of infringement, misappropriation or misuse of other parties” proprietary rights. CareDx may also initiate claims to defend its intellectual property. Intellectual property litigation, regardless of outcome, is unpredictable, expensive and time-consuming, could divert management“s attention from its business and have a material negative effect on its business, operating results or financial condition. If there is a successful claim of infringement against us, CareDx may be required to pay substantial damages (including treble damages if CareDx was to be found to have willfully infringed a third party“s patent) to the party claiming infringement, develop non-infringing technology, stop selling its test or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. CareDx’ failure to develop non-infringning technologies or license the proprietary rights on a timely basis could harm its business. In addition, revising its current or future solutions to exclude any infringing technologies would require CareDx to re-validate the test, which would be costly and time consuming. Also, CareDx may be unaware of pending patent applications that relate to its current or future solutions. Parties making infringement claims on future issued patents may be able to obtain an injunction that would prevent CareDx from selling its current or future solutions or using technology that contains the allegedly infringing intellectual property, which could harm its business.

Risk factors

If equity research analysts do not publish research or reports about CareDx’ business, or if they issue unfavorable commentary or downgrade its common stock, the price of its common stock could decline

The trading market for CareDx’ common stock relies in part on the research and reports that equity research analysts publish about CareDx and its business. Securities analysts may elect not to provide research coverage of its common stock and such a lack of research coverage may adversely affect the market price of its common stock. The price of its stock could decline if one or more equity research analysts downgrade its stock or if those analysts issue other unfavorable commentary or cease publishing reports about CareDx or its business. If one or more equity research analysts cease coverage of its company, CareDx could lose visibility in the market, which in turn could cause its stock price to decline.

If CareDx is unable to substantially utilize its net operating loss carryforwards, its financial results could be harmed

As of December 31, 2014, CareDx’ net operating loss (“NOL”), carryforward amounts for U.S. federal income and California tax purposes were USD 164 million and USD 126 million, respectively. Under Section 382 of the Internal Revenue Code, a corporation that undergoes an “ownership change” may be subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. Ownership changes beyond these limits, as determined by the IRS, may limit its ability to utilize its NOLs in the future. Limitations imposed on its ability to utilize NOLs could cause U.S. federal and state income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such NOLs to expire unused, in each case reducing or eliminating the benefit of such NOLs. Furthermore, CareDx may not be able to generate sufficient taxable income to utilize its NOLs before they expire. If any of these events occur, CareDx may not derive some or all of the expected benefits from its NOLs.

Risks related to Allenex business

Operational and market risks

A significant part of Allenex’ business, is within the field of genomic HLA (“Human Leukocyte Antigen”) typing based on SSP (“Sequence Specific Primer”) technology. As a result, Allenex faces market risk in the form of competition from other producers, transition to more automated typing processes as well as new technologies, which may make it difficult for Allenex to maintain market share and margins.

Operating risk is primarily tied to Allenex ability to continuously update its product range and to produce test kits in pace with market demand.

Products sold and distributed on the basis of cooperation agreements with other companies carries an increased risk in light of the commitments with respect to resource investments and costs resulting from such agreements. This also involves significant competition and market risk. The ability to deliver the right quality on time has both a short and long term significance for the business. For example, the inability of the partner

CareDx’ offer to the shareholders of Allenex|35

Risk factors

to deliver due to production downtime could have a substantial negative effect on sales. Allenex has committed to a minimum level of purchases from the Australian company Conexio Genomics. It should also be noted the agreement ends in 2018.

The transplantation test XM-ONE® is currently primarily used as a research product by larger centers. To get the product established in broad clinical use has proven to take longer than planned and there is a risk that the product may not attain the success anticipated. This in turn could have a negative impact on the value of Allenex’ intangible assets and other assets. Allenex’ competitors are currently working to establish similar test methods. Therefore, there is a risk that Allenex’ competitors may challenge the XM-ONE®.

Intellectual property risks

The value of Allenex is partly dependent on its ability to maintain and protect patents, other intellectual property rights and specific expertise. Patent protection for medical, medtech and biotech products can be uncertain and involve complex legal and technical issues. Patents must usually be sought and maintained in several jurisdictions, and issued patents may be challenged, invalidated and circumvented. This may mean loss of or shortened patent protection, which in turn may mean that Allenex cannot prevent competitors from marketing similar products. The uncertainty associated with patents and patent litigation and other patent processes, may have a negative impact on the group“s competitiveness, which may have a negative effect on group operations.

Product liability risks

Both clinical trials and the marketing and sales of products pose a significant risk in terms of product liability. No assurance can be given that insurance will cover future claims against the group.

Currency exchange risk

A large part of Allenex sales are carried out in currencies other than. This may signify a currency risk for Allenex. Allenex does not conduct currency hedging activities.

Regulatory risks

Allenex’ operations and its affiliates are dependent on approval through clinical trials or regulatory approvals. No assurance can be given that it is possible to achieve satisfactory results in such trials, or that the required regulatory approvals are obtained. There might be additional requirements for further studies or clinical trials in order to receive approval, and such requirements may delay or increase the cost of new products. Even after receiving approval, Allenex business and marketed the technology will be under official supervision. In case hitherto unknown problems are revealed it may lead to restrictions in the product“s use or a withdrawal of the product from the market. In case problems arise to receive or keep necessary permits and approvals it may affect the operations, performance and financial condition of Allenex and its affiliates.

The regulatory framework governing product approvals are extensive and complex. In situations such as changes in regulatory requirements, their own interpretation of the regulations differ from the Authority or the regulatory authority has a high workload, there may arise delays in anticipated product approvals or refusals of applications for market authorization, which could affect Allenex, its subsidiaries and associated com-panies” operations, performance and financial condition.

Changes of laws and regulations in Europe, the United States or other countries may also have an impact on Allenex, its subsidiaries and associated companies” operations.

Risks concerning key personnel

Allenex and its associates are highly dependent on key personnel and qualified employees, both in management and in operational positions. If key personnel and qualified employees leave Allenex and its subsidiaries it may have a negative impact.

Allenex and its subsidiaries may experience difficulties in attracting and retaining qualified employees, and there can be no guarantee that this is done on acceptable terms, in which case the concerning company may experience difficulties in maintaining and developing its business. The companies” ability to recruit and retain qualified employees is greatly influenced by the companies” financing.

36| CareDx’ offer to the shareholders of Allenex

The Offer

The Offer

On December 16, 2015, CareDx announced, in accordance with the Swedish rules regarding takeover bids, an offer to the shareholders in Allenex, other than Midroc Invest AB, FastPartner AB and Xenella Holding AB, (the “Majority Shareholders”), controlling approximately 78 percent of the shares in Allenex, to tender all their shares in Allenex for an all cash consideration (the “All Cash Alternative”), or a consideration consisting of a mixture of cash and CareDx Shares (the “Mixed Offer Consideration Alternative”). The Majority Shareholders are offered and have agreed to sell their shares in Allenex in the offer for a mixed consideration alternative which includes a deferred cash component (the “Deferred Consideration Alternative”).

On February 9, 2016, CareDx announced an amendment to the terms of the Mixed Offer Consideration Alternative and the Deferred Consideration Alternative. based on revisions to the previously signed agreement with the Majority Shareholders. The undertakings signed by the Majority Shareholders to accept the Deferred Consideration Alternative remain unchanged following the revised Offer. The terms in the Offer Document are described in accordance with the above mentioned revised terms.

The value of the Deferred Consideration Alternative is identical to the value of the Mixed Consideration Alternative, assuming that the contingencies for the deferred cash payments are met. The All Cash Alternative corresponds to a total offer value of approximately SEK 300.7 million.1) The Mixed Offer Consideration Alternative and the Deferred Consideration Alternative corresponds to a total offer value of approximately SEK 273.9 million.2)

All Cash Alternative

Shareholders in Allenex, other than the Majority Shareholders, will be able to tender their shares for an all cash consideration of SEK 2.50 per Allenex Share.

The Mixed Offer Consideration Alternative

Alternatively, CareDx offers shareholders in Allenex, other than the Majority Shareholders, the following:

SEK 1.731 per Allenex Share; and

0.01458 CareDx Shares per Allenex Share.

This Mixed Offer Consideration Alternative values each Allenex Share at approximately SEK 2.28. 3)

The Deferred Consideration Alternative

The Majority Shareholders are offered, and have agreed to sell their shares in Allenex in the Offer, for:

an initial cash payment of 1.191 per Allenex Share;

contingent deferred cash payments of up to SEK 0.540 per Allenex Share payable on March 31, 2017, subject to contin- gencies being met, and

0.01458 CareDx Shares per Allenex Share.

The value of the Deferred Consideration Alternative, is identical to the value of the Mixed Consideration Alternative, assuming that the contingencies for the deferred cash payments are met, and therefore values each Allenex Share at approximately SEK 2.28. 4) If Allenex pays dividends, or makes any other distributions to its shareholders, with a record date occurring prior to the settlement of the Offer, the Offer consideration will be reduced accordingly.

No commission will be charged in respect of the settlement of the Allenex Shares tendered to CareDx under the Offer.

The Offer is compliant with the terms and conditions set forth in the section “Terms, conditions and instructions”.

Offer value and premium calculations

The All Cash Alternative values each Allenex Share at SEK 2.50 and corresponds to a total offer value of approximately SEK 300.7 million.5) The All Cash Alternative represents a premium of:

approximately 24 percent compared to the closing share price of SEK 2.02 for the Allenex Share on Nasdaq Stock- holm on December 15, 2015, the last trading day prior to announcement of the Offer;

approximately 17 percent compared to the one month volume-weighted average share price of SEK 2.14 for the Allenex Share on Nasdaq Stockholm, up to and including December 15, 2015, the last trading day prior to announce- ment of the Offer;

approximately 16 percent compared to the three month volume-weighted average share price of SEK 2.16 for the Allenex Share on Nasdaq Stockholm, up to and including December 15, 2015, the last trading day prior to announce- ment of the Offer; and

approximately 12 percent compared to the six month vol- ume-weighted average share price of SEK 2.23 for the Allenex Share on Nasdaq Stockholm, up to and including December 15, 2015, the last trading day prior to announce- ment of the Offer.

1) Based on 120,288,448 outstanding shares in Allenex.

2) The implied offer value of approximately SEK 2.28 per Allenex Share and the total offer value of SEK 273.9 million is based on i) a SEK/USD exchange rate of 8.4547 as of February 8, 2016, ii) the closing price for CareDx Shares of USD 4.43 as of February 8, 2016 (the last trading day prior to announcement of the revised Offer), and iii) 120,288,448 outstanding Allenex Shares.

3) See note 2.

4) See note 2.

5) See note 1.

CareDx’ offer to the shareholders of Allenex|37

The Offer

The Mixed Consideration Alternative and the Deferred Consideration Alternative, if paid in full, value each Allenex Share at approximately SEK 2.28 and correspond to a total offer value of approximately SEK 273.9 million.1) The Mixed Consideration Alternative and the Deferred Consideration Alternative, if paid in full, represent a premium of:

approximately 13 percent compared to the closing share price of SEK 2.02 for the Allenex Share on Nasdaq Stock- holm on December 15, 2015, the last trading day prior to announcement of the Offer;

approximately 7 percent compared to the one month vol-

ume-weighted average share price of SEK 2.14 for the Allenex Share on Nasdaq Stockholm, up to and including December 15, 2015, the last trading day prior to announcement of the Offer;

approximately 6 percent compared to the three month volume-weighted average share price of SEK 2.16 for the Allenex Share on Nasdaq Stockholm, up to and including December 15, 2015, the last trading day prior to announce- ment of the Offer;

approximately 2 percent compared to the six month vol- ume-weighted average share price of SEK 2.23 for the Allenex Share on Nasdaq Stockholm, up to and including December 15, 2015, the last trading day prior to announce- ment of the Offer.

CareDx’ shareholding in Allenex

At the time of this announcement CareDx does not hold any Allenex Shares or any financial instruments that give financial exposure to Allenex Shares, nor has CareDx acquired or agreed to acquire (other than pursuant to the agreements with the Majority Shareholders; please see “Undertaking to accept the Offer”) any Allenex Shares or any financial instruments that give financial exposure to Allenex Shares during the six months preceding the announcement of the Offer.

Undertaking to accept the Offer

On December 15, 2015, CareDx signed an agreement with each of the Majority Shareholders Midroc Invest AB, FastPartner AB and Xenella Holding AB, controlling approximately 78 percent of the shares in Allenex, pursuant to which the Majority Shareholders agreed to sell their shares in connection with the Offer. The agreements were amended on February 8, 2016. Pursuant to the agreements, as amended, the Majority Shareholders have agreed to sell their shares in Allenex for the Deferred Consideration Alternative (and not the All Cash Alternative or the Mixed Consideration Alternative), provided that the Offer is declared unconditional no later than on April 8, 2016.

The aforementioned agreements were signed by the Majority Shareholders on December 16, 2015 and the aforementioned amendments were signed by the Majority Shareholders on Feb-ruary 8, 2016.

Dilution, etc.

Assuming all the outstanding shares of Allenex are tendered in the Offer under the Mixed Offer Consideration Alternative 1,753,806 CareDx Shares will be issued under the Offer, corresponding to approximately 14.7 percent of CareDx Shares outstanding as of the date of the Offer Document. Following completion of the Offer, assuming all the outstanding shares of Allenex are tendered in the Offer under the Mixed Offer Consideration Alternative, former Allenex shareholders would hold CareDx Shares representing approximately 12.8 percent of the outstanding shares of and voting power in the Combined Company.

Assuming all outstanding shares in Allenex, other than those held by the Majority Shareholders, are tendered in the Offer under the All Cash Alternative, 1,366,728 CareDx Shares will be issued under the Offer, corresponding to approximately 11.4 percent of CareDx Shares outstanding as of the date of the Offer Document. Following completion of the Offer, assuming all outstanding shares in Allenex, other than those held by the Majority Shareholders, are tendered in the Offer under the All Cash Alternative, former Allenex shareholders would hold CareDx Shares representing approximately 10.3 percent of the outstanding shares of and voting power in the Combined Company.2) Only whole CareDx Shares will be delivered to Allenex shareholders who accept the Offer. Fractions of CareDx Shares will be combined and sold on the Nasdaq Global Market on behalf of the Allenex shareholders concerned, and the average net proceeds will thereafter be distributed as cash among such shareholders in relation to the size of each shareholder“s fraction of a CareDx Share. For further information see “Terms, conditions and instructions.”

Right to receive dividend

CareDx has not paid any cash dividends on its common stock and does not currently intend to pay any cash dividends on common stock in the near future.3)

Acceptance period

The acceptance period of the Offer runs from and including March 8, 2016 up to and including March 29, 2016. Settlement will begin as soon as practicable after CareDx has announced that the conditions for completion of the Offer have been fulfilled, or otherwise decided to complete the Offer. Provided that such announcement is made at the latest on March 29, 2016, settlement is expected to commence around April 13, 2016. CareDx reserves the right to extend the acceptance period for the Offer, as well as defer payment of consideration. For further information, see “Terms, conditions and instructions”.

1) The implied offer value of approximately SEK 2.28 per Allenex Share and the total offer value of SEK 273.9 million is based on i) a SEK/USD exchange rate of 8.4547 as of February 8, 2016, ii) the closing price for CareDx Shares of USD 4.43 as of February 8, 2016 (the last trading day prior to announcement of the revised Offer), and iii) 120,288,448 outstanding Allenex Shares.

2) Based on 120,288,448 outstanding shares in Allenex and 11,966,899 outstanding shares in CareDx.

3) Should at some future date a dividend be paid on CareDx’ common stock, the CareDx Shares issued as consideration under the Offer would carry equal rights with respect to such dividend as the CareDx Shares already issued and entitled to dividends, provided that the record date for such dividend occurs after the settlement of the Offer.

38| CareDx’ offer to the shareholders of Allenex

Board recommendation

The Allenex Board of Directors unanimously recommends that Allenex’ shareholders accept the Offer.1)

Financing of the Offer

The Offer is not subject to any financing conditions. CareDx will fund the All Cash Alternative, the cash portion of the Mixed Offer Consideration Alternative and the non-deferred cash portion of the Deferred Consideration Alternative by utilizing a combination of available cash and borrowed funds. CareDx has received a binding commitment from Oberland Capital SA Davos LLC (collectively with its affiliates and assignees, “Ober-land Capital”) pursuant to which Oberland Capital has agreed to lend USD 18.0 million to CareDx, of which approximately USD 16.0 million will be used to repay certain outstanding debt that will be required to be refinanced in connection with the consummation of the Offer and the remaining amounts, together with existing cash reserves, will be used to fund the cash payable in the Offer. Drawdowns under the loan agreement are subject to the terms and conditions of the Offer and of the agreements with the Majority Shareholders being satisfied or waived (which waiver or amendment requires Oberland Capital”s consent) and to certain other customary conditions, such as CareDx not being insolvent. Besides these conditions, drawdowns under the loan agreement are not subject to any conditions that CareDx does not control. These other conditions include, in all material respects, that CareDx repays the debt that is required to be refinanced in connection with the consummation of the Offer, that CareDx grants to Oberland Capital a perfected security interest in substantially all of its assets, that CareDx’ and its subsidiaries” aggregated indebtedness does not exceed certain agreed amounts, that CareDx has not breached or violated certain limited representations in respect of itself, and that CareDx has complied with its obligations under the loan agreement (including having paid all applicable fees, costs and expenses).

The bridge loan would mature on the date that is six (6) months from the closing date of the bridge loan. Interest on the bridge loan would accrue at a rate equal to 20 percent per annum. CareDx has the option to prepay the bridge loan prior to the 6 month maturity date, subject to the payment of a prepayment premium. The prepayment premium is equal to five (5) percent if CareDx prepays the bridge loan within one month of the closing of the bridge loan, with the premium decreasing by one (1) percent for each month that passes between the date of the prepayment and the closing of the bridge loan. There is no prepayment premium if prepayment occurs after the fifth month, but prior to the maturity date of the bridge loan.

Approvals from authorities

The Offer does not require pre-clearance filing with competition authorities.

Due diligence

CareDx has conducted a due diligence review customary and appropriate in connection with the preparation of the Offer.

The Offer

Allenex has advised CareDx that, CareDx has not received any non-public price-sensitive information in connection with the due diligence review. In addition, Allenex has performed a customary and appropriate due diligence review of certain business, financial and legal information relating to CareDx, in accordance with applicable Swedish rules.

Statement from the Swedish Securities Council

The Swedish Securities Council (Sw. Aktiemarknadsnämnden) has approved an extension of the period for preparing and filing the offer document with the Swedish Financial Supervisory Authority (the “SFSA”) (Sw. Finansinspektionen) from four weeks after the announcement of the Offer, to six weeks after such date. The reason for the extension is the time-consuming process of preparing pro forma financial statements, including converting Allenex’ financial statements from IFRS to U.S. GAAP (see ruling AMN 2015:42). In addition, the Swedish Securities Council has, inter alia, granted CareDx an exemption from the rule set out in provision II.10 of the Takeover Rules according to which the same compensation per share shall be offered to all shareholders of the same kind with regards to Majority Shareholders only being offered the Deferred Consideration Alternative (see ruling AMN 2015:42). The Swedish Securities Council also stated that it is not contrary to good stock exchange practice to exclude in the offer documentation details regarding the contingencies relevant for the payment of the deferred cash payments in the Deferred Consideration Alternative.

Applicable law and disputes

The Offer, as well as the agreements entered into between CareDx and the Allenex shareholders as a result of the Offer, shall be governed and construed in accordance with substantive Swedish law. Any dispute regarding the Offer, or which arises in connection therewith, shall be exclusively settled by Swedish courts, and the City Court of Stockholm (Sw. Stockholms tings-rätt) shall be the court of first instance.The Takeover Rules and the Swedish Securities Council“s rulings and statements on the interpretation and application of the Takeover Rules, including, where applicable, the Swedish Securities Council“s rulings and statements on the interpretation and application of the formerly applicable Rules on Public Offers for the Acquisition of Shares issued by the Swedish Industry and Commerce Stock Exchange Committee (Sw. Näringslivets Börskommitté), are applicable to the Offer. Furthermore, CareDx has, in accordance with the Swedish Takeover Act (Sw. lag (2006:451) om offentliga uppköpserbjudanden på aktiemarknaden), on December 15, 2015 contractually undertaken towards Nasdaq Stockholm, which received the undertaking on December 16, 2016, to comply with said rules, rulings and statements and to submit to any sanctions that can be imposed on CareDx by Nasdaq Stockholm in the event of a breach of the Takeover Rules. On December 16, 2015, CareDx informed the SFSA of the Offer and the abovementioned undertakings towards Nasdaq Stockholm.

1) Since the Majority Shareholders have agreed to sell their shares in connection with the Offer (please see “Undertaking to accept the Offer”), Oscar Ahlgren, Director of the Board of Directors of Midroc Invest AB and Xenella Holding AB, and Sven-Olof Johansson, CEO and main shareholder of Fastpartner AB and Director of the Board of Directors of Xenella Holding AB, have, due to conflict of interests, based on the above mentioned commitments, not participated in the preparations and issues related to the Offer in the Allenex Board of Directors. All other members of the Board of Directors of Allenex, all of which are independent of the company, the management and the major shareholders in the company, have participated in the handling of the issue and the Board of Directors has therefore been quorate.

CareDx’ offer to the shareholders of Allenex|39

Background and reasons

The combination of CareDx and Allenex will create an international transplantation diagnostics company with strong presence and direct distribution in both the US and Europe. It is anticipated that CareDx’ and Allenex’ complementary geographies and product portfolios create a pre-post transplantation continuum, giving the combined company a strategic advantage to address the breadth of the international transplantation diagnostics market.

The combination will create commercial channel synergies with opportunities to cross-sell CareDx’ and Allenex’ products since the product portfolios often address the same organ transplant patient and the same hospital transplant centers.

Furthermore, the combined company will share a strong technology and innovation platform within both traditional sequencing and Next-Generation Sequencing (“NGS”), which would allow for the development of new outcome-oriented personalized patient management solutions.

The goal is to create an international transplant diagnostics company with the vision to transform long-term patient care by offering personalized management solutions building on insights from clinical diagnostics.

The Board of Directors of Allenex has participated in the preparation of the description of Allenex on pages 110“147 of the Offer Document.

CareDx hereby declares that, having taken all reasonable care that such is the case, the information in the Offer Document is, to the best of CareDx’ knowledge, in accordance with the facts and contains no omission likely to affect its import.

Brisbane, California, USA, March 4, 2016

CareDx, Inc.

40| CareDx’ offer to the shareholders of Allenex

Terms, conditions and instructions

The Offer

All Cash Alternative

Shareholders in Allenex, other than the Majority Shareholders, will be able to tender their shares for an all cash consideration of SEK 2.50 per Allenex Share.

The Mixed Offer Consideration Alternative

Alternatively, CareDx offers shareholders in Allenex, other than the Majority Shareholders, the following:

SEK 1.731 per Allenex Share; and

0.01458 CareDx Shares per Allenex Share.

This Mixed Offer Consideration Alternative values each Allenex Share at approximately SEK 2.28. 1)

The Deferred Consideration Alternative2)

The Majority Shareholders are offered, and have accepted to sell their shares in Allenex in the offer, for:

an initial cash payment of SEK 1.191 per Allenex Share;

contingent deferred cash payments of up to SEK 0.540 per Allenex Share payable on March 31, 2017, subject to contin- gencies being met, and

0.01458 CareDx Shares per Allenex Share.

The value of the Deferred Consideration Alternative is identical to the value of the Mixed Consideration Alternative, assuming that the contingencies for the deferred cash payments are met, and therefore values each Allenex Share at approximately SEK 2.28. 3)

If Allenex pays dividends, or makes any other distributions to its shareholders, with a record date occurring prior to the settlement of the Offer, the Offer consideration will be reduced accordingly.

No commission will be charged with respect to the settlement of the Allenex Shares tendered to CareDx under the Offer.

At the time of this announcement CareDx does not hold any Allenex Shares or any financial instruments that give financial exposure to Allenex Shares, nor has CareDx acquired or agreed to acquire (other than pursuant to the agreements with the Majority Shareholders; please see “Undertaking to accept the Offer”) any Allenex Shares or any financial instruments that give financial exposure to Allenex Shares during the six months preceding the announcement of the Offer.

Conditions for completion of the Offer

In addition to the condition set forth in the section “Undertaking to accept the Offer”, the completion of the Offer is subject to the following conditions:

(i) the Offer being accepted to such an extent that CareDx becomes the owner of Allenex Shares representing not less than 78 percent of the shares in Allenex;

(ii) no circumstance or circumstances, which CareDx did not have knowledge of at the time of the announcement of the Offer, having occurred which, individually or in the aggre- gate, would have or could reasonably be expected to have a material adverse effect on the sales, results, liquidity, equity ratio, equity or assets of Allenex and its subsidiaries, taken as a whole;

(iii) neither the Offer, nor the acquisition of Allenex being ren- dered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision by court or public authority, or any other similar circumstance which is actual or can reasonably be expected, and which CareDx could not reasonably have foreseen at the time of the announcement of the Offer;

(iv) Allenex not taking any action that is likely to impair the pre- requisites for making or completing the Offer; and

(v) no information made public by Allenex or disclosed by Allenex to CareDx prior to the time of the announcement of the Offer being materially inaccurate, incomplete or mis- leading, and Allenex having made public all material infor- mation which should have been made public by it.

CareDx reserves the right to withdraw the Offer in the event that it becomes clear that one or more of the conditions is or are not or cannot be satisfied, provided that, in respect of conditions (ii)-(v), such withdrawal will only be made if the non-satisfaction, individually or in the aggregate, is of material importance to CareDx’ acquisition of Allenex Shares.

CareDx also reserves the right to waive, in whole or part, any conditions to the completion of the Offer.

1) The implied offer value of approximately SEK 2.28 per Allenex Share is based on i) a SEK/USD exchange rate of 8.4547 as of February 8, 2016, ii) the closing price for CareDx Shares of USD 4.43 as of February 8, 2016 (the last trading day prior to announcement of the revised Offer), and iii) 120,288,448 outstanding Allenex Shares.

2) Note that the Deferred Consideration Alternative is only offered to the Majority Shareholders and and that the value of the consideration, if paid in full, is identical to the value of the consideration offered in the Mixed Consideration Alternative, assuming that the contingencies for the deferred cash payments are met.

3) See note 1.

CareDx’ offer to the shareholders of Allenex|41

Terms, conditions and instructions

Acceptance

Shareholders in Allenex whose shares are directly registered with Euroclear who wish to accept the Offer must, during the period from and including March 8, 2016 up to an including March 29, 2016, at 17:00 (CET), sign and submit a duly completed acceptance form to:

SEB Issuer Department

R B6

SE-106 40 Stockholm

The acceptance form must be submitted or mailed, preferably using the enclosed prepaid envelope, in sufficient time prior to the final day of the acceptance period so as to be received by SEB Issuer Department no later than 17:00 (CET) on March 29,

2016.

The Offer document and acceptance forms will be sent to shareholders whose holdings in Allenex were registered in their own names with Euroclear on March 7, 2016. Securities account number (Sw. VP-konto) and details of current holdings of shares will be provided on the pre-printed acceptance form. The person who executes and submits the acceptance form is responsible for checking that the preprinted information on the acceptance form is correct.

Please note that incomplete or improperly filled out acceptance forms may be disregarded.

Acceptance forms are also available on SEB“s website (www.sebgroup.com/prospectuses) and CareDx’ website (www.caredx.com).

Shareholders in Allenex accepting the Offer authorise and direct SEB Issuer Department to deliver tendered shares in Allenex to CareDx in accordance with the terms and conditions for the Offer.

The fact that SEB Issuer Department is the settlement agent does not in itself mean that SEB Issuer Department regards the shareholders accepting the Offer as customers of the bank.

Receipt of shares under the Mixed Offer Consideration Alternative and the Deferred Consideration Alternative

Shareholders in Allenex who accept CareDx Shares as consideration in the Offer, are referred to their bank or broker for further information regarding how acquisition and transfers of CareDx Shares should be executed. It will be imperative for the shareholders to have a safe custody account with a Swedish bank or broker who expressly admit US shares to be received into and safe kept in the shareholders account.

Nominee registered holdings

Shareholders in Allenex whose holdings are registered in the name of a nominee will receive neither this Offer Document nor the pre-printed acceptance form. Such shareholders are instead requested to contact their nominee in order to obtain a copy of this Offer Document. Acceptances must be made in accordance with instructions received by the nominee.

Pledged shares

If shares in Allenex are pledged in the Euroclear system, both the shareholder and the pledgee must sign the acceptance form and confirm that the pledge will be terminated should the Offer be completed. The pledge on the relevant shares in Allenex must be de-registered in the Euroclear system at the time of delivery of the shares to CareDx.

Offer Document and acceptance form

This Offer Document and the acceptance form will be available on the following websites: www.caredx.com, the ABG Sundal Collier homepage under the ongoing transactions section (www.abgsc.com) (Offer Document only), the SEB homepage for prospectuses and offer documents (www.sebgroup.com/ prospectuses) and the SFSA website www.fi.se (Offer Document only).

Right to extend the Offer

The acceptance period of the Offer runs from March 8, 2016 up to and including March 29, 2016. CareDx reserves the right to extend the acceptance period for the Offer, as well as to postpone the settlement date. A notice of any such extension will be announced by CareDx through a press release in accordance with applicable law and regulations.

Right to withdraw acceptance

Shareholders in Allenex have the right to withdraw their acceptances of the Offer. To be valid, such withdrawal must have been received by SEB Issuer Department before CareDx has announced that the conditions for completion of the Offer have been satisfied or, if such announcement has not been made during the acceptance period, by 17:00 (CET) on the last day of the acceptance period. If conditions to the Offer, which CareDx has reserved the right to waive, remain during an extension of the Offer, the right to withdraw an acceptance will apply in the same manner throughout any such extension of the Offer. Shareholders in Allenex whose shares are nominee registered shall do so in accordance with instructions from the nominee.

Confirmation and transfer of shares in Allenex to blocked securities accounts

After SEB Issuer Department has received and registered an acceptance form which has been duly completed, the shares in Allenex will be transferred into a blocked securities account which has been opened for each shareholder in Allenex. In connection with such transfer, Euroclear will send a notice (“VP-notice”) showing the number of Allenex Shares that have been removed from the original securities account and a VP-notice showing the number of shares in Allenex which have been entered in the newly opened blocked securities account.

42| CareDx’ offer to the shareholders of Allenex

Settlement

Settlement of consideration will be initiated as soon as practicable after CareDx has announced that the conditions for completion of the Offer have been satisfied or waived. Provided that such announcement is made by March 29, 2016, settlement is expected to begin on or about April 13, 2016.

Settlement of the Offer will be arranged by sending a contract note to those who have accepted the Offer. The cash portion of the consideration will be credited to the proceeds account linked to the shareholder“s securities account in which the shares in Allenex were registered. Where shareholders in Allenex do not have a proceeds account linked to their securities account or if the account is defective, they will receive settlement in accordance with the instructions in the contract note. The CareDx Shares forming part of the consideration will be delivered to the custodian account as indicated on the acceptance form. By accepting the Offer and electing the Mixed Offer Consideration Alternative, and in the case of the Majority Shareholders, the accepting shareholders authorize SEB Issuer Department to subscribe for CareDx Shares on their behalf. Settlement of proceeds from the sale of fractions of Allenex Shares will be performed in the manner described below.

In conjunction with the settlement of the Offer, the shares in Allenex will be withdrawn from the blocked securities account, which is then closed. No statement evidencing the removal from the blocked securities account will be sent to the shareholders. By accepting the Offer, the accepting shareholders authorize SEB Issuer Department to deliver shares in Allenex to CareDx on their behalf. If the shares are registered in the name of a nominee, settlement will be made in accordance with the procedure for each separate nominee.

Excess shares, etc.

Only whole CareDx Shares will be delivered to Allenex shareholders who accept the Offer. Fractions of CareDx Shares will be combined and sold on the Nasdaq Global Market on behalf of the Allenex shareholders concerned, and the net proceeds, after conversion to SEK and rounding off to nearest SEK 0.50, will thereafter be distributed among such shareholders in relation to the size of each shareholder“s fraction of a CareDx Share. By accepting the Offer and electing the Mixed Offer Consideration Alternative, and in the case of the Majority Shareholders, the accepting shareholders authorize SEB to sell any fractions of CareDx Shares on their behalf and convert the proceeds from USD to SEK.

Terms, conditions and instructions

Trading in CareDx Shares

The CareDx shares issued pursuant to the Offer will not be registered under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) or the Securities laws of any state of the United States, and will be issued in reliance upon an exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder. The CareDx Shares are listed on The Nasdaq Global Stock Market LLC. Trading of the shares delivered as consideration in the Offer is expected to commence on the Nasdaq Global Market on April 13, 2016. The transfer agent and registrar for the CareDx Shares is Computershare Trust Company, N.A. The transfer agent”s address is 250 Royall Street, Canton, MA 02021.

Right to receive dividend

CareDx has not paid any cash dividends on its common stock and does not currently intend to pay any cash dividends on common stock in the near future.1)

Compulsory acquisition of the shares in Allenex and de-listing

The Offer is conditional upon a 78 percent acceptance rate. If CareDx would become owner of more than 90 percent of the shares in Allenex, CareDx intends to initiate a compulsory acquisition procedure in respect of the remaining shares in Allenex in accordance with the Swedish Companies Act (Sw. Aktiebolags-lagen (2005:551)). Following completion of the Offer, CareDx may, and, in connection with compulsory acquisition of shares in Allenex, CareDx will, promote a de-listing of the shares in Allenex from Nasdaq Stockholm.

Questions regarding the Offer

For questions regarding the practical handling of the Offer, please contact SEB Issuer Department on telephone +4686392750. Information is also available on the ABG Sundal Collier home-page under the ongoing transactions section (www.abgsc.com), the SEB homepage for prospectuses and offer documents (www.sebgroup.com/prospectuses) and CareDx’ website (www.caredx.com).

1) Should at some future date a dividend be paid on CareDx’ common stock, the CareDx Shares issued as consideration under the Offer would carry equal rights with respect to such dividend as the CareDx Shares already issued and entitled to dividends, provided that the record date for such dividend occurs after the settlement of the Offer.

CareDx’ offer to the shareholders of Allenex|43

Statement by the Board of Directors of Allenex

ALLENEX

Press release, Feb 18, 2016

STATEMENT BY THE BOARD OF DIRECTORS OF ALLENEX AB (PUBL) IN RELATION TO REVISED TERMS IN THE PUBLIC TAKEOVER OFFER FROM CAREDX, INC

Background

CareDx, Inc (the "**Bidder**") announced on 16 December 2015 a public takeover offer to the shareholders of Allenex AB (publ) ("**Allenex**") to acquire all of the outstanding shares of Allenex (the "**Offer**"). With the exception of Midroc Invest AB, Fastpartner AB and Xenella Holding AB, the shareholders of Allenex were offered a cash consideration of 2.50 SEK per share (the "**Cash Alternative**"). As an alternative offer, a cash consideration of SEK 1.731 per share and 0.01298 shares in the Bidder per share in Allenex was offered (the "**Mixed Alternative**"), which at the time of the publication of the offer corresponded to a value of 2.42 SEK[1] per share in Allenex.

The Board of Directors announced on the same date that it had resolved to recommend the shareholders of Allenex to accept the Offer. The Board of Directors also emphasized that the question whether the Cash Alternative or the Mixed Alternative is the most preferable alternative for the shareholders must be based on an assessment of the individual shareholder of Allenex.

By way of a press release dated 9 February 2016 the Bidder has revised the terms for the Offer as regards the Mixed Alternative. The total cash payment of 1.731 SEK per share in Allenex remains unchanged. The share component, however, is enhanced from 0.01298 shares in the Bidder per Allenex share to 0.01458 shares in the Bidder per Allenex share. At the time of the announcement of the revised terms, the Mixed Alternative corresponded to a value of 2.28 SEK per share in Allenex.[2] Computed as per 15 December 2015, i.e. the last trading day before the announcement of the Offer, the revised terms corresponds to a value of 2.51 SEK per share in Allenex.[3] The terms for the Cash Alternative were not changed.

For further information regarding the Offer, please refer to the Bidder's press release dated 9 February 2016 and the offer document which the Bidder will publish and distribute to the shareholders of Allenex.

This statement is made by the Board of Directors of Allenex pursuant to section II.19 of the rules concerning takeover bids on the stock market adopted by Nasdaq Stockholm (the "**Takeover Rules**"). The members of the Board of Directors of Allenex Oscar Ahlgren, member of the Board of Directors of Midroc Invest AB and Xenella Holding AB, and Sven-Olof Johansson, CEO and main shareholder of Fastpartner AB and member of the Board of Directors of Xenella Holding AB, have, due to conflict of interest, not participated in the preparations and resolutions regarding issues related to the Offer. All other members of the Board of Directors of Allenex, all of which are independent of the company, the management and the major shareholders of the company, have participated in the handling of the issue and the Board of Directors has therefore been quorate.

The Board of Directors' recommendation

The Board of Directors' earlier recommendation to the shareholders of Allenex to accept the Offer remains.

The Board of Directors notes that there are no proposed changes to the Cash Alternative. Whether the Cash Alternative or the Mixed Alternative is the most preferable for a shareholder must still be based on an assessment made by the individual shareholder of Allenex. The Board of Directors would in that context like to draw the shareholders' of Allenex particular attention to the fact that the value of the consideration of the Mixed Alternative will vary over time depending on the price of the shares of the Bidder and the USD/SEK exchange rate.

The Board of Directors refers to its statement dated 16 December 2015 for additional information.

This statement shall in all aspects be governed by and interpreted in accordance with Swedish law. Any disputes relating to or arising in connection with this statement shall be settled exclusively by Swedish courts.

Stockholm on 18 February 2016

Allenex AB (publ)

The Board of Directors

Adviser

Advokatfirman Lindahl KB is the legal adviser to Allenex.

For additional information, please contact:

Anders Williamsson, chairman of the Board of Directors of Allenex, 0708 – 72 18 65

About Allenex

Allenex is a life science company that develops, manufactures, markets and sells products for safer transplants of organs and bone marrow on the global market. Allenex is listed on NASDAQ Stockholm Small Cap (ticker: ALNX). 57 persons are employed in the Allenex group.

The information in this press release shall be disclosed by Allenex AB (publ) pursuant to the Securities Markets Act and the Takeover Rules. The information was submitted for publication on 18 February 2016, 08.30 am (CET).

[1] Based on the SEK/USD exchange rate of 8,4990 per 15 December 2015 and the closing price of the Bidder's share in USD of 6.25 per 15 December 2015.

44 | CareDx' offer to the shareholders of Allenex

Statement by the Board of Directors of Allenex

[2] Based on the SEK/USD exchange rate of 8,4547 per 8 February 2016 and the closing price of the Bidder’s share in USD of 4,43 per 8 February 2016.

[3] Based on the SEK/USD exchange rate of 8,4990 per 15 December 2015 and the closing price of the Bidder’s share in USD of 6,25 per 15 December 2015.

CareDx’ offer to the shareholders of Allenex|45

Information about the Combined Company

This section contains certain market and industry data provided by third parties. Although the information has been accurately reproduced and CareDx regards the sources as reliable, the information contained in third-party sources has not been independently verified by CareDx, and therefore, CareDx makes no representations as to the adequacy, fairness, accuracy or completeness of any information obtained from third party sources. However, as far as CareDx is aware and can verify by comparison with other information made public by these sources, no information has been omitted in such a way as to render the information reproduced incorrect or misleading.

CareDx in brief

CareDx is a commercial stage company that develops, markets and delivers a diagnostic surveillance solution for heart transplant recipients to help clinicians make personalized treatment decisions throughout the organ transplant patient“s lifetime. CareDx’ first commercialized testing solution, the AlloMap heart transplant molecular test, or AlloMap, is a blood-based test used to monitor heart transplant recipients for acute cellular rejection. Since 2008, CareDx has sought to expand the adoption and utilization of its AlloMap solution through ongoing studies to substantiate the clinical utility and actionability of AlloMap, secure positive reimbursement decisions for AlloMap from large private and public payers, develop and enhance its relationships with key members of the transplant community, including opinion leaders at major transplant centers, and explore opportunities and technologies for the development of additional solutions for post-transplant surveillance. CareDx believes the use of AlloMap, in conjunction with other clinical indicators, can help healthcare providers and their patients better manage long-term care following a heart transplant. In particular, CareDx believes AlloMap can improve patient care by helping health-care providers to avoid the use of unnecessary, invasive surveillance biopsies and to determine the appropriate dosage levels of immunosuppressants.

AlloMap is the only non-invasive method recommended in the International Society for Heart and Lung Transplantation (ISHLT) patient care guidelines for surveillance of heart transplant rejection in patients 15 years of age or older. AlloMap has received 510(k) clearance from the U.S. Food and Drug Administration (FDA), for marketing and sale as a test to aid in the identification of recipients with a low probability of moderate or severe acute cellular rejection. A 510(k) submission is a premar-keting submission made to the FDA. Clearance may be granted by the FDA if it finds the device or test provides satisfactory evidence pertaining to the claimed intended uses and indications for the device or test. Additionally, CareDx has obtained a CE mark, which indicates a product“s compliance with European Union (“EU”) legislation and enables the sale of such product within the EU. CareDx has a certificate of accreditation under Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) to perform “high complexity” testing. Almost all clinical laboratories are subject to regulation under CLIA, which is designed to ensure that laboratory testing services on materials derived from the human body are accurate and reliable.

Since the launch of AlloMap in January 2005 until Sep-tember 30, 2015, CareDx has performed more than 75,000 commercial AlloMap tests, of which 9,793 tests during the first nine months of 2015, in its Brisbane, California laboratory. During the first nine months of 2015, the test was used in 115 of the approximately 129 heart transplant management centers in the U.S. As of September 30, 2015, significantly all of CareDx’ testing revenue has come from the United States and all of its assets and operations are located in the United States, however in 2014 CareDx began to expand its AlloMap offering through a partnership in Europe and presence in Canada.

AlloMap has received positive coverage decisions for reimbursement from Medicare and many of the largest private payers. CareDx believes its success in achieving reimbursement confirms the value proposition of AlloMap to its key constituents. As of September 30, 2015, CareDx had been reimbursed for approximately 80 percent of AlloMap results delivered in the twelve months ended March 31, 2015.

CareDx has also successfully completed a number of landmark clinical trials in the transplant field demonstrating the clinical utility of AlloMap for surveillance of heart transplant recipients. CareDx initially established the analytical and clinical validity of AlloMap on the basis of its Cardiac Transplanted Organ Rejection Gene expression Observational (Crespo-Leiro M et al., AM. J. Transplantation, 2012), or CARGO, study, which was published in the American Journal of Transplantation. A subsequent trial, Invasive Monitoring Attenuation through Gene Expression (Pham MX et al., N. Eng. J. Med., 2010), or IMAGE, published in The New England Journal of Medicine, demonstrated that clinical outcomes in recipients managed with AlloMap surveillance were equivalent to outcomes in recipients managed with biopsies. The results of CareDx’ clinical trials have also been presented at major medical society congresses and published in peer-reviewed publications in leading medical journals.

CareDx is also engaged in efforts to develop additional testing solutions in the heart transplant market and new testing solutions in other organ transplant markets. For instance, CareDx is seeking to apply next generation sequencing platforms to detect and quantitate genetic differences between cfDNA in the blood stream emanating from the donor heart and cfDNA emanating from the transplant recipient. CareDx believes this solution may help determine rejection-specific activity manifested as cell damage in the transplanted heart.

46| CareDx’ offer to the shareholders of Allenex

As of September 30, 2015, CareDx had a total of 91 employees. Total revenue was USD 27 million in 2014 and USD 21 million for the nine months ended September 30, 2015. CareDx was listed in July 2014 and its shares are traded on The Nasdaq Global Stock Market. CareDx’ market capitalization as of March 3, 2016 was approximately USD 52 million.

Allenex in brief

Allenex is a life science company that develops, manufactures, markets and globally sells diagnostic tests that help match donor blood stem cells and organs with transplant recipients.

Customers comprise medical centers and laboratories active in the transplantation of blood stem cells and organs. The products facilitate efficient matching of donors and recipients prior to transplantation. Allenex core market is Europe, followed by the U.S. as the second largest market. Allenex is based in Stock-holm. Sales are conducted through proprietary sales companies in Vienna, Austria, and West Chester, PA, United States, as well as through sub-distributors in close to forty countries. Registration processes are ongoing for Allenex’ products in additional countries, with work underway to secure strong local sales/distribution partners in these markets.

Allenex was listed in December 2006 and its shares are traded on Nasdaq Stockholm.

The Combined Company

Allenex products are used to evaluate organ transplant patients prior to their transplant procedure with HLA matching diagnostic tests to ensure that a donor“s organ is compatible with the transplant recipient“s immune system to prevent rejection. CareDx’ tests measure the transplant recipient“s immune system post-transplant and the degree of rejection or injury.

The Combined Company would have an international presence, with approximately 70 percent of revenues in the U. S. and 30 percent in Europe. A combined CareDx “ Allenex would have products in two different and complimentary areas addressing the same organ transplant patient and the same hospital transplant centers.

Organization

CareDx recognizes the skills and capabilities of the management and employees of Allenex and CareDx and does not intend to make any material changes to the Allenex’ or CareDx’ employee base or to their respective existing organization and operations, including the terms of employment and locations of the businesses. CareDx appreciates the complementary geographies of its current and future employees with Allenex, and intends to continue to conduct both businesses in their respective ordinary course, with opportunities to cross-sell CareDx and Allenex products through the two existing organizations.

Dividend policy

CareDx has not paid any cash dividends on its common stock. In order to focus on maximizing the Combined Company“s prospects, the Combined Company does not currently intend to pay a shareholder dividend in the near future.

Information about the Combined Company

Shareholder structure

The Combined Company“s top three shareholders (based on publicly available filings made with the SEC, such as schedule 13D and schedule 13G filings, on CareDx’ shareholder structure and shares outstanding as of the date of the Offer Document and assuming that all outstanding shares in Allenex, other than those held by the Majority Shareholders, are tendered in the Offer under the Mixed Offer Consideration Alternative) are:

1. Gagnon Securities LLC (16.8 percent of the outstanding shares of and voting power in the Combined Company)

2. TPG Group Holdings (SBS) Advisors, Inc. (7.8 percent of the outstanding shares of and voting power in the Combined Company)

3. Kleiner Perkins Caufield & Byers X-A L.P. (5.8 percent of the outstanding shares of and voting power in the Combined Company)

Assuming all outstanding shares in Allenex, other than those held by the Majority Shareholders, are tendered in the Offer under the All Cash Alternative the Combined Company“s top three shareholders are:

1. Gagnon Securities LLC (17.3 percent of the outstanding shares of and voting power in the Combined Company)

2. TPG Group Holdings (SBS) Advisors, Inc. (8.1 percent of the outstanding shares of and voting power in the Combined Company)

3. Kleiner Perkins Caufield & Byers X-A L.P. (6.0 percent of the outstanding shares of and voting power in the Combined Company)

For further information about CareDx’ major shareholders, see “Shares and ownership structure “ Major shareholders.”

Legal structure

Immediately after completion of the Offer, Allenex will be a subsidiary of CareDx in the CareDx group structure and the subsidiaries in the Allenex group will remain in their current group structure, but with CareDx as the ultimate parent company.

Synergies and financial implications of the Offer

CareDx’ management believes that by combining the operations of CareDx and Allenex, greater revenue synergies can be achieved since there is minimal product overlap. This may allow for cross-selling opportunities since CareDx and Allenex have complementary products targeting the same transplant patients and/or transplantation centers. CareDx’ management further believes that the combination is expected to have a positive impact to CareDx’ operating loss in 2016 and going forward.

CareDx’ offer to the shareholders of Allenex|47

Information about the Combined Company

Unaudited pro forma condensed combined financial information

The following unaudited pro forma condensed combined financial information gives effect to the Offer and Transaction. The unaudited pro forma condensed combined statements of operations combine the historical statements of operations of CareDx for the nine months ended September 30, 2015 and the year ended December 31, 2014, and Allenex for the nine months ended September 30, 2015 and the year ended December 31, 2014, as if the Transaction had been completed on January 1,

2014.

The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of CareDx as of September 30, 2015 and Allenex as of September 30, 2015, as if the Transaction had been completed on September 30, 2015.

The historical financial statements of CareDx are presented in USD and have been prepared in accordance with U.S. GAAP. The historical financial statements of Allenex are presented in Swedish Kronor (SEK) and have been prepared in accordance with IFRS as adopted by the EU and also in accordance with the Swedish Annual Accounts Act (Sw. Årsredovisningslagen (1995:1554) and the Swedish Financial Reporting Board”s (Sw.

Rådet for finansiell rapportering) recommendation RFR1. The unaudited pro forma condensed combined financial information has been prepared in accordance with the underlying principles of U.S. GAAP, using the acquisition method of accounting under Accounting Standards Codification 805, Business Combinations (“ASC 805”), with CareDx treated as the accounting acquirer. The unaudited pro forma condensed combined financial information conforms to Annex II item 7 of Commission Regulation (EC) No 809/2004. This information is not in compliance with SEC Regulation S-X, and had the securities been registered under the US Securities Act of 1933, this unaudited pro forma condensed combined financial information, including the report by the auditor, would have been removed from the offering document.

The historical financial information has been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma matters that are directly attributable to the Transaction and factually supportable. The unaudited condensed combined statements of operations also include non-recurring items that are directly related to the Transaction, including but not limited to transaction related legal and advisory fees. Additionally, certain pro forma adjustments have been made to the historical consolidated financial statements of Allenex in order to (i) convert their financials to U.S. GAAP, (ii) conform their accounting policies to those applied by CareDx and (iii) present them in a manner consistent with CareDx’ presentation.

The acquisition method of accounting is dependent upon certain valuations and other studies that must be prepared as of the completion date of the Transaction and because there are limitations to the type of information that can be exchanged between CareDx and Allenex at this time, the unaudited pro forma condensed combined financial information is primarily based upon publicly available information of Allenex and is preliminary. Until the Transaction is complete, CareDx will not have complete access to all the relevant Allenex information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma condensed combined financial information. The value of the estimated purchase price consideration will change based on fluctuations in the share price of CareDx common stock and in the USD/SEK exchange rate at the closing date.

The unaudited condensed combined pro forma information is provided for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the Transaction had been completed as of the dates set forth above, nor is it indicative of the future results of the Combined Company. Because of its nature, the unaudited pro forma condensed combined financial information addresses a hypothetical situation and, therefore, does not represent the Combined Company“s actual financial position or results of operations. Furthermore, the unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of the Combined Company following the Transaction. The unaudited pro forma condensed combined statements of operations do not reflect any revenue or cost savings (or associated costs to achieve such savings) from synergies that may be directly related to the Transaction.

The unaudited condensed combined pro forma information should be read in conjunction with:

The accompanying notes to the unaudited pro forma con- densed combined financial information;

CareDx’ audited financial statements and related notes con- tained in the Annual Report on Form 10-K as of and for the year ended December 31, 2014, as incorporated by reference in this prospectus;

CareDx’ unaudited condensed financial statements and related notes contained in the Quarterly Report on Form 10-Q as of and for the nine months ended September 30, 2015, as incorporated by reference in this prospectus;

Allenex’ audited consolidated financial statements as of and for the year ended December 31, 2014, together with related notes which are available on Allenex’ website (www.allenex.com);

Allenex’ unaudited financial interim information and related notes contained in the Interim Report as of and for the nine months ended September 30, 2015, included elsewhere in this prospectus.

CareDx believes that its current cash, cash equivalents and investments, including the cash payments expected to be made in connection with the Offer based on the assumption that all outstanding shares in Allenex, other than those held by the Majority Shareholders, are tendered in the Offer under the All Cash Alternative, will not be sufficient to meet the anticipated cash needs for working capital and capital expenditures for the next 12 months. CareDx projects that its existing working capital will be sufficient to the end of July 2016 and that its working capital deficit for the next 12 months amounts to approximately USD 26.8 million. This excludes the up to approximately USD 6.0 million in deferred consideration that CareDx will pay to

48| CareDx’ offer to the shareholders of Allenex

the Majority Shareholders on March 31, 2017, subject to the achievement of certain commercial and financial milestones in

2016.

USD 18 million of the working capital deficit relates to repaying the bridge loan, which will mature on the date that is six (6) months from the closing date of the bridge loan. CareDx plans to refinance the bridge loan and raise additional working capital for the Combined Company through a combination of new senior debt financing, equity and equity-linked financing.

Such capital raising efforts may i) include the issuance of additional securities under the Form S-3, filed with the SEC on August 10, 2015 and registered for sale a maximum of USD 75.0 million of its common stock, ii) be a public offering underwritten by an investment bank, or iii) take the form of a credit facility.

Additionally, CareDx may utilize its At The Market Issuance Sales Agreement (the “2015 ATM Agreement”) with Cantor Fitzgerald & Co., dated as of August 10, 2015. Under which CareDx may sell up to an aggregate of USD 19.0 million of its

Information about the Combined Company

common stock every twelve months. Following the filing of CareDx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, the maximum amount CareDx will be allowed to sell in the “At-the-Market” offering during the next twelve months shall be equal to one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of CareDx. The shares issued pursuant to the 2015 ATM Agreement are registered on the Form S-3.

If CareDx is unable to secure additional funding through these alternatives, CareDx may have to curtail or cease operations.

CareDx’ forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risk and uncertainties, and actual results could vary as a result of a number of factors. CareDx has based this estimate on assumptions that may prove to be wrong, and CareDx could utilize its available capital resources sooner than currently expected.

CareDx’ offer to the shareholders of Allenex|49

Information about the Combined Company

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2015

USD, in thousands	CareDx Historical	Allenex (U.S. GAAP) Note 3	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets					
Current assets:					
Cash and cash equivalents	33,954	346	(21,146)	5a	9,826
			(3,300)	5b	
			(28)	6a	
Accounts receivable	2,241	1,300	–		3,541
Inventory	814	4,722	4,921	5d	10,457
Prepaid and other assets	960	802	–		1,762
Deferred income taxes	–	–	–		
Total current assets	**37,969**	**7,170**	**(19,553)**		**25,586**
Deferred income taxes	–	350	–		350
Property, plant and equipment, net	2,571	427	190	5e	3,188
Intangible assets, net	6,650	7,113	24,197	5f	37,960
Goodwill	12,005	25,669	(11,427)	5g	26,247
Restricted cash	147	–	–		147
Total assets	**59,342**	**40,729**	**(6,593)**		**93,478**
Liabilities and stockholders' equity					
Current liabilities:					
Accounts payable	1,949	1,064	–		3,013
Accrued payroll liabilities	2,192	1,580	–		3,772
Accrued and other liabilities	2,331	78	4,779	5a	7,118
			(70)	6a	
Accrued royalties	252	–	–		252
Deferred revenue	136	–	–		136
Current portion of long-term debt	3,594	2,587	12,448	6a	18,629
Deferred income taxes	–	–	1,083	5h	1,083
Total current liabilities	**10,454**	**5,309**	**18,240**		**34,003**
Deferred income taxes	–	1,570	5,359	5h	6,929
Deferred rent, net of current portion	1,490	–	–		1,490
Deferred revenue, net of current portion	724	–	–		724
Long-term debt, net of current portion	12,125	10,617	(12,059)	6a	10,683
Contingent consideration	618	–	–		618
Other liabilities	28	–	–		28
Total liabilities	**25,439**	**17,496**	**11,540**		**54,475**
Stockholder's equity:					
Common stock	12	14,349	(14,349)	5c	13
			1	5a	
Additional paid-in capital	202,213	57,516	(57,516)	5c	210,859
			8,746	5a	
			(100)	5b	
Accumulated other comprehensive loss	–	(2,231)	2,231	5c	–
Accumulated deficit	(168,322)	(46,401)	46,401	5c	(171,569)
			(3,200)	5b	
			(347)	6a	
Total stockholders' equity	**33,903**	**23,233**	**(18,133)**		**39,003**
Total liabilities and stockholders' equity	**59,342**	**40,729**	**(6,593)**		**93,478**

See Notes to Unaudited Pro Forma Condensed Combined Financial Information

50 | CareDx' offer to the shareholders of Allenex

Information about the Combined Company

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2015

USD, in thousands	CareDx Historical	Allenex (U.S. GAAP) Note 3	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue:					
Testing revenue	21,147	11,861	–		33,008
Collaboration and license revenue	349	–	–		349
Other revenue	–	244	–		244
Total revenue	21,496	12,105	–		33,601
Operating expenses:					
Cost of testing	7,786	4,299	1,179	5e, f	13,264
Research and development	6,629	1,609	(221)	5f	8,017
Sales and marketing	6,453	4,176	525	5f	11,154
General and administative	8,553	1,416	4	5e	9,973
Change in estimated fair value of contingent consideration	(456)	–	–		(456)
Total operating expenses	**28,965**	**11,500**	**1,487**		**41,952**
Income (loss) from operations	**(7,469)**	**605**	**(1,487)**		**(8,351)**
Interest expense, net	(1,334)	(419)	(3,016)	6b	(4,769)
Other income (expense), net	(142)	(22)	–		(164)
Income (loss) before income taxes	**(8,945)**	**164**	**(4,503)**		**(13,284)**
Income tax benefit	–	16	991	5i	1,007
Net income (loss)	**(8,945)**	**180**	**(3,512)**		**(12,277)**
Net income (loss) attributable to combined company common stockholders:					
Basic	(0.76)	0.001		5k	(0.93)
Diluted	(0.76)	0.001		5k	(0.93)
Weighted average shares					
Basic	11,846,921	120,288,448	1,366,728	5j	13,213,649
Diluted	11,846,921	120,288,448	1,366,728	5j	13,213,649

During Q1 2015 Allenex acquired all minority holdings in the group from SSP Primers AB.

See Notes to Unaudited Pro Forma Condensed Combined Financial Information

CareDx' offer to the shareholders of Allenex | 51

Information about the Combined Company

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2014

USD, in thousands	CareDx Historical	Allenex (U.S. GAAP) Note 3	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue:					
Testing revenue	25,842	18,254	–		44,096
Collaboration and license revenue	1,464	–	–		1,464
Other revenue	–	345	–		345
Total revenue	**27,306**	**18,599**	**–**		**45,905**
Operating expenses:					
Cost of testing	8,541	6,329	1,569	5e, f	21,360
			4,921	5d	
Research and development	3,846	826	(131)	5f	4,541
Sales and marketing	6,472	6,243	684	5f	13,399
General and administative	8,436	2,273	3,200	5b	13,916
			7	5e	
Change in estimated fair value of contingent consideration	(1,239)	–	609	5a	(630)
Total operating expenses	**26,056**	**15,671**	**10,859**		**52,586**
Income (loss) from operations	**1,250**	**2,928**	**(10,859)**		**(6,681)**
Interest expense, net	(2,116)	(749)	(623)	5a	(8,460)
			(4,972)	6b	
Other income (expense), net	147	381	(1,570)	6b	(1,042)
Income (loss) before income taxes	(719)	2,560	(18,024)		(16,183)
Income tax benefit / (expense)	1,500	(688)	3,965	5i	4,777
Net income (loss)	**781**	**1,872**	**(14,059)**		**(11,406)**
Less: Net income attributable to NCI	–	(280)	–		(280)
Net income (loss) attributable to Group	**781**	**1,592**	**(14,059)**		**(11,686)**
Net income (loss) attributable to combined company common stockholders:					
Basic	0.13	0.01		5k	(1.63)
Diluted[1]	0.10	0.01		5k	(1.63)
Weighted average shares					
Basic	5,815,928	120,288,448	1,366,728	5j	7,182,656
Diluted	9,283,001	120,288,448	1,366,728	5j	10,649,729

1) For the purposes of CareDx' historical diluted EPS calculation, the net income was increased by USD 126 thousand to adjust for the net expense impact of subordinated convertible note and related derivative.

See Notes to Unaudited Pro Forma Condensed Combined Financial Information

52 | CareDx' offer to the shareholders of Allenex

Information about the Combined Company

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1 Description of transaction

On December 16, 2015, CareDx, Inc. (NASDAQ: CDNA) issued a press release in Sweden and in the U.S. announcing its intent, to combine with Allenex (ALNX.ST: Sweden NASDAQ), pursuant to a tender offer, that is supported Allenex' its Board of Directors and three institutional investors ("**Majority Shareholders**") which together represent approximately 77.93 percent of the outstanding shares of Allenex as of December 31, 2015, to acquire 100 percent of Allenex' shares (the "**Transaction**"). The shareholders who own the remaining 22.07 percent of the outstanding shares, primarily based in Sweden ("**Minority Shareholders**") are also invited to participate in the tender offer. On February 9, 2016, CareDx announced revision to the Deferred Consideration Alternative which is the consideration alternative which the Majority Shareholders have agreed to sell their Allenex shares for in the Transaction. As a consequence of the enhanced share component following the revision, CareDx has also revised the Mixed Consideration Alternative which is offered to Minority Shareholders to reflect the enhanced share component.

The Transaction consideration payable to Majority Shareholders consists of SEK 1.191 per Allenex Share payable in cash (in aggregate, SEK 111.6 million, or USD 13.3 million, at December 31, 2015), up to SEK 0.54 per share payable in cash by March 31, 2017 subject to the achievement of certain financial and research and development milestones (in aggregate, SEK 50.6 million, or USD 6.0 million, at December 31, 2015), and 0.01458 shares of CareDx common stock per Allenex share held (in aggregate, 1,366,728 shares of CareDx common stock which had a fair value of SEK 73.6 million, or USD 8.7 million, at December 31, 2015).

The Transaction consideration payable to Minority Shareholders consists of SEK 2.50 per Allenex Share payable in cash (in aggregate, SEK 66.4 million, or USD 7.9 million, at December 31, 2015). Individual Minority Shareholders can elect to receive 0.01458 shares of CareDx common stock per Allenex Share held in lieu of a portion of cash consideration equal to SEK 0.769 per share. If all Minority Shareholders elected to receive shares in lieu of cash, 387,078 shares of CareDx common stock (fair value of SEK 20.9 million, or USD 2.5 million, at December 31, 2015) would be issued in lieu of cash aggregating SEK 20.4 million (USD 2.4 million at December 31, 2015).

The Transaction will be accounted for under the acquisition method of accounting in accordance with ASC 805, with CareDx treated as the accounting acquirer. Under the acquisition method of accounting, all of Allenex' acquired assets and liabilities assumed in the Transaction will be recorded by CareDx at their acquisition date estimated fair values, while all Transaction costs associated with the transaction will be expensed as incurred.

Note 2 Basis of presentation

Allenex' historical consolidated financial statements as of and for the nine month ended September 30, 2015 and the year ended December 31, 2014 have been prepared in accordance with IFRS as adopted by the EU and use the local currency, SEK, as the reporting currency. As a result, Allenex' historical consolidated financial statements have been converted from IFRS to U.S. GAAP (Note 3) and translated from SEK to USD for the preparation of the unaudited pro forma condensed combined financial information herein.

The unaudited pro forma financial information has been presented in USD, which is CareDx' functional and reporting currency. Allenex' historical financial information has been converted using the following rates as quoted by OANDA.com:

- the unaudited adjusted statements of operations for the nine months ended September 30, 2015 and the year ended December 31, 2014 were translated using the average exchange rate for the periods of SEK 8.41 per USD and SEK 6.86 per USD, respectively; and
- the unaudited adjusted balance sheet was translated at the closing rate of SEK 8.38 per USD as of September 30, 2015.

Sensitivity analysis

During the nine months ended September 30, 2015, the USD/SEK exchange rate averaged SEK 8.41 compared to 6.67 SEK during the nine months ended September 30, 2014, and amounted SEK 8.42 per USD as of December 31, 2015 as quoted by OANDA.com. A significant decline in the USD/SEK exchange rate may have a material adverse effect on the Allenex' reported SEK amounts of revenue and net income.

CareDx believes that a 25 percent fluctuation in the USD/SEK exchange rate is reasonably possible based on the average volatility described above. The table below illustrates the potential impact to Allenex' SEK amounts of revenue and net income as converted to USD resulting from a 25 percent increase or decrease in the USD/SEK exchange rate (in USD thousands):

	9 month ended September 30, 2015	
USD, in thousands	**25% increase in USD/SEK exchange rate**	**25% decrease in USD/SEK exchange rate**
Total revenue	9,484	15,806
Net income	144	240

Reclassifications

Based on information known and assessed on the date of the Offer Document and on the amounts reported in the statements of operations and balance sheets of CareDx and Allenex as of and for the nine months ended September 30, 2015 and statements of operations for the year ended December 31, 2014, certain financial line items included in Allenex' historical consolidated financial statement presentation have been reclassified to conform to corresponding line items included in CareDx' historical financial statement presentation. These reclassifications have no material impact on the historical operating income, net income, total assets, liabilities or stockholders' equity previously reported by Allenex (Note 3). Additionally, based on a comparison of Allenex' summary of significant accounting policies as disclosed in the notes to Allenex' consolidated financial statements, with those of CareDx, the nature and amount of any adjustments to the historical consolidated financial statements

CareDx' offer to the shareholders of Allenex | 53

Information about the Combined Company

of Allenex to conform its accounting policies to those of CareDx are not expected to be material, other than the adjustments required to conform to U.S. GAAP as discussed in Note 3.

In addition, the unaudited pro forma condensed combined financial information includes adjustments to reflect the financing structure established to fund the Transaction (Notes 5 and 6).

The unaudited pro forma condensed combined financial information is based on information available as of the date of the Offer document. Upon completion of the Transaction, further review of Allenex’ accounting policies and historical consolidated financial statements may result in further revisions to these adjustments to conform to CareDx’ financial statement presentation.

54| CareDx’ offer to the shareholders of Allenex

Information about the Combined Company

Note 3 Description of IFRS to U.S. GAAP adjustments

Unaudited adjusted Allenex consolidated balance sheet

As of September 30, 2015

In thousands	Allenex Historical IFRS (in SEK)	Reclassifications and IFRS to U.S. GAAP Adjustments (in SEK) Reclassifications 3 (a)	Capitalized development costs 3 (c)	Taxes on unrealized intercompany profit 3 (e)	Allenex adjusted U.S. GAAP (in SEK)	Allenex adjusted U.S. GAAP (in USD)
Assets						
Current assets:						
Cash and cash equivalents	2,903	–	–	–	2,903	346
Accounts receivable	–	10,899	–	–	10,899	1,300
Inventory	39,580	–	–	–	39,580	4,722
Current receivables	16,430	(16,430)	–	–	–	–
Prepaid and other assets	–	5,531	–	1,194	6,725	802
Deferred income taxes	–	1,357	–	(1,357)	–	–
Total current assets	**58,913**	**1,357**	**–**	**(163)**	**60,107**	**7,170**
Deferred income taxes	4,287	(1,357)	–	–	2,930	350
Property, plant and equipment, net	3,583	–	–	–	3,583	427
Intangible assets, net	72,449	–	(12,817)	–	59,632	7,113
Goodwill	215,187	–	–	–	215,187	25,669
Total assets	**354,419**	**–**	**(12,817)**	**(163)**	**341,439**	**40,729**
Liabilities and stockholders' equity						
Current liabilities:						
Accounts payable	–	8,917	–	–	8,917	1,064
Accrued payroll liabilities	–	13,248	–	–	13,248	1,580
Accrued and other liabilities	–	658	–	–	658	78
Non-interest bearing current liabilities	22,823	(22,823)	–	–	–	–
Current portion of long-term debt	21,685	–	–	–	21,685	2,587
Total current liabilities	**44,508**	**–**	**–**	**–**	**44,508**	**5,309**
Deferred income taxes	15,985	–	(2,820)	–	13,165	1,570
Long-term debt, net of current portion	89,000	–	–	–	89,000	10,617
Total liabilities	**149,493**	**–**	**(2,820)**	**–**	**146,673**	**17,496**
Stockholder's equity:						
Opening balance	220,480	(220,480)	–	–	–	–
Acquisition of minority holdings in subsidiaries[1]	(18,970)	18,970	–	–	–	–
Comprehensive results for the period	3,416	(3,416)	–	–	–	–
Common stock	–	120,288	–	–	120,288	14,349
Additional paid-in capital	–	482,160	–	–	482,160	57,516
Accumulated other comprehensive loss[2]	–	(18,701)	–	–	(18,701)	(2,231)
Accumulated deficit	–	(378,821)	(9,997)	(163)	(388,981)	(46,401)
Total stockholders' equity	**204,926**	**–**	**(9,997)**	**(163)**	**194,766**	**23,233**
Total liabilities and stockholders' equity	**354,419**	**–**	**(12,817)**	**(163)**	**341,439**	**40,729**

1) During Q1 2015 Allenex acquired all minority holdings in the group from SSP Primers AB.
2) Accumulated other comprehensive loss is attributable to translation differences.

CareDx' offer to the shareholders of Allenex | 55

Information about the Combined Company

Unaudited adjusted Allenex consolidated statement of operations

Nine months ended September 30, 2015

In thousands	Allenex Historical IFRS (in SEK)	Reclassifications 3 (a)	Capitalized personnel costs 3 (b)	Capitalized development costs 3 (c)	Insurance compensation 3 (d)	Taxes on unrealized intercompany profit 3 (e)	Allenex adjusted U.S. GAAP (in SEK)	Allenex adjusted U.S. GAAP (in USD)
		Reclassifications and IFRS to U.S. GAAP Adjustments (in SEK)						
Revenue:								
Testing revenue	–	99,799	–	–	–	–	99,799	11,861
Net sales	99,799	(99,799)	–	–	–	–	–	–
Change in inventories of finished goods	1,884	(1,884)	–	–	–	–	–	–
Capitalized development costs	1,630	–	(1,630)	–	–	–	–	–
Other revenue	2,765	(328)	–	–	(385)	–	2,052	244
Total revenue	**106,078**	**(2,212)**	**(1,630)**	**–**	**(385)**	**–**	**101,851**	**12,105**
Operating expenses:								
Cost of testing	–	36,559	–	–	(385)	–	36,174	4,299
Research and development	–	5,163	(1,630)	10,009	–	–	13,542	1,609
Sales and marketing	–	35,135	–	–	–	–	35,135	4,176
General and administative	–	11,914	–	–	–	–	11,914	1,416
Raw materials and consumables	21,724	(21,724)	–	–	–	–	–	–
Other expenses	30,168	(30,168)	–	–	–	–	–	–
Cost of employee remuneration	36,010	(36,010)	–	–	–	–	–	–
Depreciation/amortization	3,081	(3,081)	–	–	–	–	–	–
Total operating expenses	**90,983**	**(2,212)**	**(1,630)**	**10,009**	**(385)**	**–**	**96,765**	**11,500**
Income from operations	15,095	–	–	(10,009)	–	–	5,086	605
Interest expense, net	–	(3,523)	–	–	–	–	(3,523)	(419)
Other income (expense), net	–	(186)	–	–	–	–	(186)	(22)
Other financial expenses and income	(3,709)	3,709	–	–	–	–	–	–
Income before income taxes	**11,386**	**–**	**–**	**(10,009)**	**–**	**–**	**1,377**	**164**
Income tax benefit / (expense)	(1,900)	–	–	2,202	–	(163)	139	16
Net income	**9,486**	**–**	**–**	**(7,807)**	**–**	**(163)**	**1,516**	**180**
Net income per common share								
Basic	0.08	–	–	–	–	–	0.01	0.001
Diluted	0.08	–	–	–	–	–	0.01	0.001
Weighted average shares								
Basic	120,288,448	–	–	–	–	–	120,288,448	120,288,448
Diluted	120,288,448	–	–	–	–	–	120,288,448	120,288,448

During Q1 2015 Allenex acquired all minority holdings in the group from SSP Primers AB.

56 | CareDx' offer to the shareholders of Allenex

Information about the Combined Company

Unaudited adjusted Allenex consolidated statement of operations

Year ended December 31, 2014

		Reclassifications and IFRS to U.S. GAAP Adjustments (in SEK)						
In thousands	Allenex Historical IFRS (in SEK)	Reclassi-fications 3 (a)	Capitalized personnel costs 3 (b)	Capitalized develop-ment costs 3 (c)	Insurance compensa-tion 3 (d)	Taxes on unrealized intercompany profit 3 (e)	Allenex adjusted U.S. GAAP (in SEK)	Allenex adjusted U.S. GAAP (in USD)
Revenue:								
Testing revenue	–	125,216	–	–	–	–	125,216	18,254
Net sales	125,216	(125,216)	–	–	–	–	–	–
Change in inventories of finished goods	5,384	(5,384)	–	–	–	–	–	–
Capitalized development costs	711	–	(711)	–	–	–	–	–
Other revenue	4,209	(437)	–	–	(1,405)	–	2,367	345
Total revenue	**135,520**	**(5,821)**	**(711)**	**–**	**(1,405)**	**–**	**127,583**	**18,599**
Operating expenses:								
Cost of testing	–	44,820	–	–	(1,405)	–	43,415	6,329
Research and development	–	3,572	(711)	2,808	–	–	5,669	826
Sales and marketing	–	42,825	–	–	–	–	42,825	6,243
General and administative	–	15,592	–	–	–	–	15,592	2,273
Raw materials and consumables	26,169	(26,169)	–	–	–	–	–	–
Other expenses	38,850	(38,850)	–	–	–	–	–	–
Cost of employee remuneration	45,161	(45,161)	–	–	–	–	–	–
Depreciation/amortization	2,450	(2,450)	–	–	–	–	–	–
Total operating expenses	**112,630**	**(5,821)**	**(711)**	**2,808**	**(1,405)**	**–**	**107,501**	**15,671**
Income from operations	22,890	–	–	(2,808)	–	–	20,082	2,928
Interest expense, net	–	(5,137)	–	–	–	–	(5,137)	(749)
Other income (expense), net	–	2,617	–	–	–	–	2,617	381
Financial income	3,454	(3,454)	–	–	–	–	–	–
Financial expenses	(5,974)	5,974	–	–	–	–	–	–
Income before income taxes	20,370	–	–	(2,808)	–	–	17,562	2,560
Income tax benefit / (expense)	(5,182)	–	–	618	–	(160)	(4,724)	(688)
Net income	**15,188**	**–**	**–**	**(2,190)**	**–**	**(160)**	**12,838**	**1,872**
Less: Net income attributable to NCI	(2,270)	–	–	327	–	25	(1,918)	(280)
Net income attributable to Group	**12,918**	**–**	**–**	**(1,863)**	**–**	**(135)**	**10,920**	**1,592**
Net income attributable to company common stockholders:								
Basic	0.11	–	–	–	–	–	0.09	0.01
Diluted	0.11	–	–	–	–	–	0.09	0.01
Weighted average shares								
Basic	120,288,448	–	–	–	–	–	120,288,448	120,288,448
Diluted	120,288,448	–	–	–	–	–	120,288,448	120,288,448

CareDx' offer to the shareholders of Allenex | 57

Information about the Combined Company

Reclassification adjustments

(3a) The classification of certain items presented by Allenex under IFRS has been modified in order to align with the presentation used by CareDx under U.S. GAAP (amounts in SEK thousands):

- To present operating expenses on a functional basis (cost of testing, research and development, sales and marketing, general and administrative), rather than by nature (raw materials and consumables, employee benefit expenses, other expenses):

	Allenex Presentation			Reclassified Presentation	
SEK, in thousands	**9 months ended September 30, 2015**	**Year ended December 31, 2014**		**9 months ended September 30, 2015**	**Year ended December 31, 2014**
Raw materials and consumables	21,724	26,169	Cost of testing	38,443	50,204
Other expenses	30,168	38,850	Research and development	5,491	4,009
Cost of employee remuneration	36,010	45,161	Sales and marketing	35,135	42,825
Depreciation/amortization	3,081	2,450	General and administative	11,914	15,592
Total operating expenses	**90,983**	**112,630**	**Total operating expenses**	**90,983**	**112,630**

- To reclassify "net sales" to "testing revenue" line item:

	Allenex Presentation			Reclassified Presentation	
SEK, in thousands	**9 months ended September 30, 2015**	**Year ended December 31, 2014**		**9 months ended September 30, 2015**	**Year ended December 31, 2014**
Net sales	99,799	125,216	Testing revenue	99,799	125,216
Total revenue	**99,799**	**125,216**	**Total operating expenses**	**99,799**	**125,216**

- To reclassify "changes in inventories of finished goods" line item included in revenue to costs of testing:

	Allenex Presentation			Reclassified Presentation	
SEK, in thousands	**9 months ended September 30, 2015**	**Year ended December 31, 2014**		**9 months ended September 30, 2015**	**Year ended December 31, 2014**
Change in inventories of finished goods	1,884	5,384	Cost of testing	(1,884)	(5,384)
Total revenue	**1,884**	**5,384**	**Total operating expenses**	**(1,884)**	**(5,384)**

- To reclassify grant received included in "other revenue" line item to research and development costs:

	Allenex Presentation			Reclassified Presentation	
SEK, in thousands	**9 months ended September 30, 2015**	**Year ended December 31, 2014**		**9 months ended September 30, 2015**	**Year ended December 31, 2014**
Other revenue	328	437	Research and development costs	(328)	(437)
Total revenue	**328**	**437**	**Total operating expenses**	**(328)**	**(437)**

58 | CareDx' offer to the shareholders of Allenex

Information about the Combined Company

- To reclassify financial income and expenses to "interest (expense), net" and "other income (expense), net" line items:

SEK, in thousands	Allenex Presentation 9 months ended September 30, 2015	Allenex Presentation Year ended December 31, 2014		Reclassified Presentation 9 months ended September 30, 2015	Reclassified Presentation Year ended December 31, 2014
Financial income		3,454	Interest (expense), net	(3,523)	(5,137)
Financial expenses		(5,974)			
Other financial (expenses) and income	(3,709)		Other (expense) and income, net	(186)	2,617
Total	**(3,709)**	**(2,520)**	**Total**	**(3,709)**	**(2,520)**

- To reclassify "current receivables" to "accounts receivable" and "prepaid and other assets", and to reclassify "non-interest bearing current liabilities" to "accounts payable", "accrued payroll liabilities" and "accrued and other liabilities" on a separate pro forma balance sheet lines:

SEK, in thousands	Allenex Presentation As of September 30, 2015		Reclassified Presentation As of September 30, 2015
Current receivables	16,430	Accounts receivable	10,899
		Prepaid and other assets	5,531
Total current assets	**16,430**	**Total current assets**	**16,430**
Non-interest bearing current liabilities	22,823	Accounts payable	8,917
		Accrued payroll liabilities	13,248
		Accrued and other liabilities	658
Total current liabilities	**22,823**	**Total current liabilities**	**22,823**

- To reclassify stockholders' equity to common stock, additional paid-in capital, accumulated other comprehensive income and accumulated deficit separate pro forma balance sheet line items:

SEK, in thousands	Allenex Presentation As of September 30, 2015		Reclassified Presentation As of September 30, 2015
Stockholders' equity:		Stockholders' equity:	
Opening balance	220,480	Opening balance	
Acquisition of NCI	(18,970)	Acquisition of NCI	
Comprehensive result for the period	3,416	Comprehensive result for the period	
		Common stock	120,288
		Additional paid-in capital	482,160
		Accumulated comprehensive loss	(18,701)
		Accumulated deficit	(378,821)
Total stockholders' equity	**204,926**	**Total stockholders' equity**	**204,926**

- To reclassify "deferred tax asset" to current and non-current separate pro forma balance sheet line items:

SEK, in thousands	Allenex Presentation As of September 30, 2015		Reclassified Presentation As of September 30, 2015
Deferred tax assets (current)	–	Deferred tax assets (current)	1,357
Deferred tax assets (non-current)	4,287	Deferred tax assets (non-current)	2,930
Total stockholders' equity	**4,287**	**Total stockholders' equity**	**4,287**

CareDx' offer to the shareholders of Allenex | 59

Information about the Combined Company

Adjustments to convert to U.S. GAAP

The following adjustments are made to convert Allenex’ historical consolidated balance sheet as of September 30, 2015 and consolidated statements of operations for the nine months ended September 30, 2015 and the year ended December 31, 2014 to U.S. GAAP for purposes of the unaudited pro forma condensed combined financial information: (3b)Under IFRS, Allenex records its capitalized internal personnel cost as revenue within the line item “capitalized development costs”. The adjustment to the consolidated statements of operations represents the reclassification of capitalized personnel cost to research and development costs under U.S. GAAP.

(3c)Allenex capitalizes its development costs related to QTYPE product which includes Score 6 software in accordance with IAS 38, Intangible Assets. These capitalized development costs have not yet been amortized. Under U.S. GAAP all expenditures for the development of products should be expensed as incurred. The adjustment to the consolidated statements of operations represents the reversal of previously recorded capitalized development costs and underlying deferred tax liability.

(3d)Under IFRS, Allenex records insurance compensation received for goods damaged during shipping within the line item “other revenue”. Under U.S. GAAP, insurance compensation is reclassified in “cost of testing” as the related loss.

(3e)U.S. GAAP requires (i) income tax consequences on the intercompany sale to be deferred until underlying items of inventory are sold outside the group and (ii) to match the income tax consequences to the profit from the third part sale. The adjustments represent deferral of the current tax charge due in the seller”s jurisdiction and reversal of the deferred tax asset for the increase in tax basis arising from the intercompany sale.

Note 4Purchase accounting

Preliminary Acquisition Consideration

The preliminary acquisition consideration for the Transaction is estimated for pro forma purposes as follows (in USD thousands):

USD, in thousands

Fair value of CareDx shares issued for Allenex

outstanding shares 8,747

Cash consideration 21,146

Deferred cash consideration 2,515

Contingent cash consideration 2,264

Total preliminary acquisition consideration 34,672

The preliminary acquisition consideration was computed using Allenex’ outstanding shares as of December 31, 2015 of 120,288,448. The fair value of CareDx common stock shares was calculated based on the contractual exchange ratio of 0.01458

CareDx common shares per Allenex share and CareDx’ stock price of SEK 53.88 (USD 6.40), which was the closing price for CareDx common shares on December 31, 2015. The exchange rate at December 31, 2015 was SEK 8.42 per USD as quoted by OANDA.com.

For purposes of determining the pro forma preliminary acquisition consideration and the related pro forma adjustments, it is assumed that the All Cash Alternative option is the choice made by the Minority Shareholders.

Acquisition consideration offered to Majority Shareholders that is subject to the achievement of certain milestones was estimated as follows:

(i) SEK 0.27 per share (in aggregate, SEK 25.3 million, or USD 3.0 million, at December 31, 2015) is contingent on certain events, in each of the reference periods Q4 2015 and Q1

2016.

Because this element of preliminary acquisition consideration relates to the period prior to the expected closing of the Transaction in April 2016, the contingency is expected to be resolved at or shortly after the time of the closing, and the full amount associated with the contingency is expected to become payable on March 31, 2017. Accordingly, for pro forma purposes, the entire amount of consideration subject to this contingency was considered as deferred cash consideration element of the preliminary acquisition consideration and is included as a liability in CareDx’ unaudited pro forma condensed combined balance sheet at its estimated fair value of SEK 21.2 million (USD 2.5 million at December 31, 2015), determined using an estimated borrowing rate of 20 percent. The initial fair value will be accreted to the payment value over the period until the due date, with the accretion recorded as a component of interest expense in each reporting period.

(ii) An additional SEK 0.27 per share (in aggregate, SEK 25.3 million, or USD 3.0 million, at December 31, 2015) which is contingent on the other milestone, is to be paid in full by March 31, 2017 (assuming satisfaction of the milestone).

Consideration subject to this contingency was included in the total preliminary acquisition consideration at its estimated fair value, which was determined based on the CareDx management expectations of the likelihood and timing of when the above conditions could be achieved and discounted using an estimated borrowing rate of 20 percent. The fair value of this element of the preliminary acquisition consideration was estimated at SEK 19.1 million (USD 2.3 million at December 31, 2015) and is included as a liability in CareDx’ unaudited pro forma condensed combined balance sheet, and will be remeasured at fair value with the difference recorded as a component of operating expenses in income (loss) from operations in each reporting period until the contingency has been resolved, and accreted for the time value of money as a component of interest expense thereafter until the due date.

60| CareDx’ offer to the shareholders of Allenex

Information about the Combined Company

Sensitivity analysis

The final acquisition consideration and the resulting goodwill will be determined using the fair market value of CareDx' common shares at the consummation of the acquisition. CareDx believes that a 10 percent fluctuation in the market price of its common stock is reasonably possible based on its average volatility.

The table below illustrates the potential impact to the acquisition consideration resulting from a 10 percent increase or decrease in the price of CareDx' share price as of December 31, 2015 of 6.40 USD. For the purposes of this calculation, the total number of shares has been assumed to be the same as in the table above (in USD thousands):

USD, in thousands	10% increase in CareDx's share price	10% decrease in CareDx's share price
Share consideration	9,622	7,872
Cash consideration	21,146	21,146
Deferred cash consideration	2,515	2,515
Contingent cash consideration	2,264	2,264
Total estimated preliminary purchase price	**35,547**	**33,797**
Goodwill	**15,117**	**13,367**

Preliminary acquisition consideration allocation

Under the acquisition method of accounting, the estimated preliminary acquisition consideration, calculated as described above is allocated to the tangible and intangible assets acquired and liabilities assumed by CareDx based on their estimated fair values as of the closing date of the Transaction, with any excess of the acquisition consideration over the estimated fair values of net assets acquired recorded as goodwill. The estimated fair values of assets acquired and liabilities assumed were determined based on the recorded amounts reported by Allenex as of September 30, 2015 and are preliminary. Final amounts will be based on (i) the estimated fair values of assets acquired, including the fair values of the identifiable intangible assets, (ii) the estimated fair values of liabilities assumed, and (iii) the fair value of common stock issued, as of the date the Transaction is consummated.

The purchase accounting will be preliminary until CareDx completes a final valuation of identifiable intangible assets acquired and determines the estimated fair values of other assets and liabilities acquired. The final determination of the fair values of the assets acquired, liabilities assumed and the consideration transferred is expected to be completed as soon as practicable after consummation of the Transaction, and the final amounts could differ significantly from the amounts presented below.

The preliminary fair values of the assets acquired and liabilities assumed are as follows (in USD thousands):

USD, in thousands	
Cash	346
Accounts receivable	1,300
Prepaid and other assets	802
Inventory	9,643
Deferred tax assets	350
Property, plant and equipment, net	617
Customer relationships	11,510
Developed technology – SSP	12,110
Developed technology – Qtype	5,580
Tradename	2,110
Intangible assets	31,310
Goodwill	14,242
Assumed liabilities	(23,938)
Total preliminary acquisition consideration	**34,672**

Preliminary Valuation

For purposes of preparing the preliminary valuation, CareDx used limited information that could be provided by Allenex management prior to consummation of the Transaction, publicly available information, as well as a variety of other assumptions, including market participant assumptions, cost and development assumptions, expected synergies and other cost savings that a market participant would be expected to realize as a result of the Transaction, and certain other high-level assumptions. The estimated fair values of identifiable intangibles assets were determined using the following methodologies:

- **Tradename** – Tradenames were valued using the relief from royalty approach which assumes that the value of the asset equals the amount a third party would pay to use the asset. Under this approach, a royalty rate is applied to the forecasted revenue to estimate the pre-tax income associated with the asset. Projections of revenue generated from using the tradename were developed based on Allenex historical financial information and CareDx management business projections.
- **Customer relationships** – Customer relationships were valued using the income approach. Revenues for the existing customer relationships were projected based on Allenex historical financial information, CareDx management business projections and taking into account estimated customer attrition. Costs of sales and operating expenses were projected based on Allenex historical financial information and CareDx management business projections. Contributory charges for the utilization of working capital, developed technology, tradename and other long-lived assets were added.
- **Technology** – Technology assets were valued using the relief from royalty approach, and projections of revenue from sales of products underlying the relevant technologies, which were developed based on Allenex historical financial information and CareDx management business projections.

CareDx' offer to the shareholders of Allenex | 61

Information about the Combined Company

The tradename, customer relationships and developed technology are amortized using the straight-line basis over their estimated useful lives ranging from ten to fifteen years. The carrying value of the intangible assets will be periodically reviewed to determine if the facts and circumstances suggest that a potential impairment may have occurred. Impairment charges, if any, will be recorded in the period in which the impairment occurs.

Transaction Funding

To fund a portion of the Transaction and for certain purposes described below, on December 15, 2015, CareDx entered into a commitment letter and fee letter (collectively, the “Commit-ment Letter”) with Oberland Capital SA Davos LLC (collectively with its affiliates and assignees, “Oberland Capital”), which Commitment Letter was amended and restated in its entirety on February 8, 2016, which sets forth the binding commitment to provide a six-month bridge loan of USD 18.0 million to CareDx. Interest based on a fixed rate of 20 percent will be paid monthly with principal due upon maturity.

Pursuant to the bridge loan, Oberland Capital will lend USD 18.0 million to CareDx, of which approximately USD 16.0 million will be used to repay certain outstanding CareDx debt that will be required to be refinanced in connection with the consummation of the Offer. Fees incurred with Oberland Capital and third parties in connection with this financing are estimated to approximate USD 1.6 million and USD 0.4 million, respectively. Drawdowns under the bridge loan are subject to the terms and conditions of the Offer and of the agreements with the Majority Shareholders being satisfied or waived (which waiver or amendment requires Oberland Capital”s consent) and to certain other customary conditions, such as CareDx not being insolvent. Besides these conditions, the bridge loan is not subject to any conditions that CareDx does not control. These other conditions include, in all material respects, that CareDx repays the debt that is required to be refinanced in connection with the consummation of the Offer, that CareDx grants to Oberland Capital a perfected security interest in substantially all of its assets, that CareDx and its subsidiaries” aggregated indebtedness does not exceed certain agreed amounts, that CareDx has not breached or violated certain limited representations in respect of itself, and that CareDx has complied with its obligations under the bridge loan (including having paid all applicable fees, costs and expenses).

For the purposes of preparing the unaudited condensed combined pro forma financial information, the bridge loan of USD 18.0 million is considered issued on September 30, 2015 for the pro forma condensed combined balance sheet and on Jan-uary 1, 2014 for the pro forma condensed combined statements of operations. Because the bridge loan with Oberland Capital is due within six months from the borrowing date, and CareDx did not have sufficient cash on June 30, 2014 to repay such loan had it been drawn to replace the actual debt obligations CareDx had outstanding during 2014 and through September 30, 2015, for purposes of the pro forma condensed combined statements of operations a replacement debt financing with a term of 21 months is considered issued on June 30, 2014 in the amount of USD 18 million at a 32 percent fixed interest rate, which is the annual interest rate equivalent to the fixed interest rate of 20

62| CareDx’ offer to the shareholders of Allenex

percent payable to Oberland Capital plus the annual rate corresponding to lender and third party origination costs of USD 2.0 million incurred in the Oberland financing if such costs were related to the period from July 1, 2014 through September 30,

2015.

Note 5Pro Forma Adjustments Related to Transaction

The pro forma adjustments included in the unaudited condensed combined financial information are as follows: (5a)To record the acquisition consideration consisting of cash consideration of USD 21,146 thousand, the fair value of deferred cash consideration of USD 2,515 thousand and contingent cash consideration of USD 2,264 thousand, as well as the par value of USD 1 thousand and the additional paid-in capital of USD 8,747 thousand reflecting the issuance of the 1,366,728 CareDx common shares in connection with the Transaction. Refer to Note 4 for further details.

Also to reflect in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 (i) changes in the fair value of contingent cash consideration for USD 609 thousand in operating expenses until the CE-marking contingency is resolved (determined under the assumption that the contingency will be achieved), and (ii) accretion of discount on deferred cash consideration and the amount that becomes due upon resolution of the CE-marking contingency, determined using the effective interest method, into interest expense for USD 491 and 132 thousand, respectively.

(5b)To record the total estimated transaction costs of USD 3,200 thousand and issuance costs of USD 100 thousand expected to be incurred by CareDx. Transaction costs include fees for investment banking services, legal, accounting, due diligence, tax, valuation, printing and other services necessary to complete the Transaction. The estimated transaction costs and issuance costs are reflected in the pro forma balance sheet as of September 30, 2015 as a decrease in cash of USD 3,300 thousand and a corresponding charge to accumulated deficit (USD 3,200 thousand) and to additional paid-in capital (USD 100 thousand).

The estimated transaction costs are reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 as a one-time expense (“non-recurring item”) in “general and administrative” line item.

(5c)To eliminate Allenex historical stockholders” equity accounts.

(5d)To record preliminary fair value of inventory (USD 9,643 thousand) as of September 30, 2015 and to reverse Allenex’ historical value of inventory (USD 4,722 thousand).

Also to record a one-time impact on cost of testing (“non-recurring item”) due to the step-up on inventory that is recognized on the sale of finished goods for the year ended December 31, 2014 (under the assumption that such inventory will be sold within one year).

(5e)To record preliminary fair value of property, plant & equipment acquired of USD 617 thousands and related estimated amortization expense of USD 19 and USD 30 thousands during the nine months ended September 30, 2015 and the year ended December 31, 2014. Also to record reversal of Allenex’ historical net value of property, plant & equipment of USD 427 thousand and the related amortization expense of USD 23 thousand and USD 37 thousand during the nine months ended September 30, 2015 and the year ended December 31, 2014.

(5f)To record preliminary fair value of intangible assets acquired of USD 31,310 thousand and related estimated amortization expense of USD 1,763 and USD 2,350 thousands during the nine months ended September 30, 2015 and the year ended December 31, 2014. Also to record reversal of Allenex’ historical net value of intangible assets of USD 7,113 thousand and the related amortization expense of USD 272 thousand and USD 215 thousand during the nine months ended September 30, 2015 and the year ended December 31, 2014.

(5g)To eliminate the historical Allenex goodwill of USD 25,669 thousand and to record preliminary estimate of goodwill of USD 14,242 thousand for the excess of the preliminary acquisition consideration transferred over the estimated fair value of the assets acquired and liabilities assumed as shown in Note 4. The goodwill will not be amortized but will be tested for impairment at least annually. (5h)To record the deferred tax liability associated with the estimated fair value of inventory, intangible assets, property, plant & equipment of USD 8,012 thousand, using the Swedish statutory rate of 22 percent to reflect the temporary differences arising from applying the acquisition method of accounting and to reverse historical deferred tax liability of USD 1,570 thousand. Tax bases are USD

4,721 thousand for inventory (compared to an estimated fair value of USD 9,643 thousand) and USD 427 thousand for property, plant & equipment (compared to an estimated fair value of USD 617 thousand). The tax base for intangible assets is nil (compared to an estimated fair value of USD 31,310 thousand).

(5i)To reflect the tax impact, at the Swedish statutory rate of 22 percent, on pro forma adjustments recorded in the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2015 and for the year ended December 31, 2014 (USD 991 thousand and USD 3,965 thousand, respectively): amortization expense due to the step-up recognized on property, plant & equipment and intangible assets (5e,f), fair value adjustment on contingent cash consideration and accretion of discount on deferred and contingent cash consideration (5a), interest expense on refinancing (6b) as well as the non-recurring items for the year ended December 31, 2014

Information about the Combined Company

(transaction costs (5b), impact of the step-up on inventory (5d) and loss upon extinguishment of CareDx existing loans (6b)).

(5j)To reflect increase in CareDx common shares outstanding for EPS purposes due to issuance of 1,366,728 shares to Allenex Majority Shareholders.

(5k)Pro forma combined basic and diluted net loss per share is computed by dividing loss attributable to combined company common stockholders by the weighted average pro forma number of shares outstanding during the nine months ended September 30, 2015 and the year ended December 31, 2014, assuming that the shares issued by CareDx as preliminary acquisition consideration have been outstanding since January 1, 2014.

Note 6Pro Forma Adjustments Related to Financing

The following adjustments have been included in the pro forma condensed combined financial information to reflect the impact of the bridge loan financing contemplated by the Commitment Letter entered into by CareDx in connection with the Transaction: 6(a)To record issuance of the bridge loan granted by Ober-land Capital for USD 18,000 thousand; the disbursement of cash of USD 16,070 thousand to repay CareDx’ existing loan, whose carrying value (including accrued interest) amounted to USD 15,723 thousand at September 30, 2015, and the resulting loss upon extinguishment as of this date of USD 347 thousand (with a corresponding charge to accumulated deficit). Also, to reflect the capitalization and amortization of issuance costs (including financing fee) related to the bridge loan of USD 1,958 thousand.

6(b)To record pro forma interest expense on the bridge loan, based on the 20 percent fixed interest rate, plus amortization of issuance costs, over six months for the year ended December 31, 2014 (USD 3,768 thousand), and on the assuming replacement loan, based on the 32 percent fixed interest rate, over six months for the year ended December 31, 2014 and nine months ended September 30, 2015 (USD

2,936 thousand and USD 4,356 thousand, respectively) and to remove interest expense historically recorded by CareDx in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014 (USD 1,732 thousand) and for the nine months ended September 30, 2015 (USD 1,340 thousand).

Also, to reflect the loss upon extinguishment of CareDx’ existing loan (USD 464 thousand) and CareDx’ previous loans repaid in January 2014 (USD 1,106 thousand) as one-time expenses (“non-recurring items”) in the unau-dited pro forma condensed combined statement of operations for the year ended December 31, 2014 in the “Other income (expense), net” line item.

CareDx’ offer to the shareholders of Allenex|63

Information about the Combined Company

Independent Assurance Report on Pro Forma Financial Information

To the Board of Directors of CareDx, Inc.

We have completed our assurance engagement to report on the compilation of the unaudited pro forma financial information (“Pro Forma Financial Information”) of CareDx, Inc. (the “Company”) by the Company“s Board of Directors and Management (the “Management”). The Pro Forma Financial Information consists of the unaudited pro forma condensed combined balance sheet as of September 30, 2015, the unaudited pro forma condensed combined statements of operations of the Company for the nine month period ended September 30, 2015, and the year ended December 31, 2014 and accompanying notes, which are set out on pages 48”63 of the Company“s Offer Document dated March 4, 2016. Management has compiled the Pro Forma Financial Information in accordance with the Commission”s Regulation (EC) No 809/2004.

The Pro Forma Financial Information has been compiled by Management to illustrate the impact of the acquisition set out on page 53 of the Offer Document as if the Transaction had taken place at September 30, 2015 for the unaudited condensed combined balance sheet as of September 30, 2015 and January 1, 2014 for the unaudited condensed combined statements of operations for the nine month period ended September 30, 2015 and the year ended December 31, 2014. As part of this process, information about (i) the Company”s financial position and financial performance has been extracted from the Company“s financial statements for the year ended December 31, 2014, on which an audit report has been issued, and the Company”s condensed financial statements as of September 30, 2015 and the nine month period then ended, on which no review report has been issued; and (ii) the financial information for Allenex AB has been extracted from Allenex’ consolidated financial statements for the year ended December 31, 2014, on which an audit report has been issued, and Allenex’ unaudited condensed consolidated financial statements as of September 30, 2015 and the nine month period then ended, for which an auditors” report under ISRE 2410 Review of interim financial information performed by the independent auditor of the entity has been issued; and the financial information for Allenex has been adjusted for unaudited pro forma adjustments to comply with the recognition and measurement requirements of Generally Accepted Accounting Principles in the United States (U.S. GAAP) as described on page 60 of the basis of the applicable criteria.

Management“s responsibility for the Pro Forma Financial Information

Management is responsible for compiling the Pro Forma Financial Information in accordance with the requirements of Commission Regulation (EC) No 809/2004.

Practitioner“s responsibilities

Our responsibility is to express an opinion, as required by Annex II item 7 of Commission Regulation (EC) No 809/2004, about whether the Pro Forma Financial Information has been compiled, in all material respects, by Management on the basis of the requirements of Commission Regulation (EC) No 809/2004.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3420, Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus, issued by the International Auditing and Assurance Standards Board. This standard requires that the practitioner comply with ethical requirements and plan and perform procedures to obtain reasonable assurance about whether the Company has compiled, in all material respects, the pro forma financial information on the basis of the requirements of Commission Regulation (EC) No 809/2004.

The historical financial information of Allenex, as of September 30, 2015 and for the nine months then ended, is unaudited and accordingly we do not accept any responsibility for that information.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the Pro forma Financial Information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the Pro Forma Financial Information.

The purpose of Pro Forma Financial Information is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of the entity as if the event had occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the event or transaction would have been as presented.

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Information about the Combined Company

A reasonable assurance engagement to report on whether the Pro Forma Financial Information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by Management in the compilation of the pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

The related pro forma adjustments give appropriate effect to those criteria; and

The pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on the practitioner“s judgment, having regard to the practitioner“s understanding of the nature of the company, the event or transaction in respect of which the pro forma financial information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the Pro Forma Financial Information. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the Pro Forma Financial Information has been properly compiled on the basis stated and such basis is consistent with the accounting policies of CareDx, Inc.

Restriction on distribution and use of the report

This report is issued for the sole purpose of including in the Offer Document prepared pursuant to the Commission Regulation (EC) No 809/2004. Therefore, this report is not appropriate in other jurisdictions and should not be used or relied upon for any purpose other than the public takeover offer as described above. We accept no duty or responsibility to and deny any liability to any party in respect of any use of, or reliance upon, this report in connection with any type of transaction, including the sale of securities other than the public takeover offer described above.

Redwood City, California, USA

March 4, 2016

Ernst & Young LLP

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Information about CareDx

This section contains certain market and industry data provided by third parties. Although the information has been accurately reproduced and CareDx regards the sources as reliable, the information contained in third-party sources has not been independently verified by CareDx, and therefore CareDx makes no representations as to the adequacy, fairness, accuracy or completeness of any information obtained from third party sources. However, as far as CareDx is aware and can verify by comparison with other information made public by these sources, no information has been omitted in such a way as to render the information reproduced incorrect or misleading.

Medical background

Limitations of existing approaches for surveillance of transplant recipients

The care of organ transplant recipients is an intense and costly effort and requires life-long surveillance and management by highly specialized clinicians and other healthcare providers. For example, heart transplant recipients often incur lifetime costs of more than USD 1.9 million and kidney transplant recipients often incur lifetime costs of more than USD 1.1 million.1) The historical standard for heart transplant surveillance has been the microscopic examination of heart tissue obtained through an invasive endomyocardial biopsy. In the biopsy procedure, a catheter is inserted into the right internal jugular vein via the recipient”s neck and threaded through blood vessels into the inner chamber of the heart. Four pieces of tissue are cut from the wall of the heart and sent to a laboratory for examination by a pathologist who uses a microscope to look for evidence of cellular rejection. Due to the limitations of biopsies, including pathologist evaluations which are subjective and dependent upon visual assessment and qualitative interpretation, the risk of sampling errors and the potential for complications and other health risks, these procedures are not frequently used by clinicians to tailor the use of immunosuppressants. The typical schedule of biopsy surveillance may involve eight to ten biopsies within the first six months after transplant and a total of ten to fifteen biopsies within the first year post-transplant. Because repeated biopsies incur cumulative risk and trauma to the recipient, the frequency of biopsy surveillance after one year has been low, despite the fact that recipients would benefit from continued monitoring for rejection and management of their immunosuppressive drugs for the rest of their lives. With less biopsy data collected after the first year post-transplant, clinicians have less information upon which to tailor immunosup-pression treatment for their recipients.

The use of renal biopsies for surveillance of kidney transplants is also limited due to the risks associated with such biopsies. Therefore the main clinical test indicator of transplanted kidney dysfunction is an increase in serum creatinine levels, which though widely used, literature suggests may be nonspe-cific and only detected late, after significant and irreversible renal function loss has occurred. As the current solutions for the surveillance of organ transplant recipients provide only limited and infrequent information on the presence or absence of rejection, clinicians tend to administer relatively high levels of immunosuppression therapy to control rejection risk, which may be more than required for an individual recipient. Due in part to this long-term high level of immunosuppression therapy, illness and mortality rates among transplant recipients remain well above those of the general population.

Immunosuppression of heart and kidney transplant recipients

The risk of rejection in heart and kidney transplant recipients is managed primarily through the use of immunosuppressive drugs. Surveillance biopsies are infrequent after the first year because of invasive procedural risks, discomfort, inconvenience, expense and the low rate of finding moderate to severe grade rejection. As a result, clinicians have limited and infrequent information about an individual recipient“s risk of rejection over the months and years following transplant. In the average recipient, the immune system gradually adapts to the organ graft, and the need for immunosuppression declines over time. However, there is meaningful variation in the level of rejection activity and need for immunosuppression among transplant recipients. Limited insight into the risk profile of the individual recipient often causes clinicians to apply a one-size-fits” all approach to immu-nosuppression to help protect against the severe consequences of rejection. Although typical doses of immunosuppressants result in a low rate of rejection in the transplant population as a whole, many individuals receive more immunosuppressants than they may actually need. Improved post-transplantation diagnostics are necessary to make further gains in the long-term care and health outcomes of heart, kidney and other organ transplant recipients.

1) Millman Report 2011, Mckinsey & Co. analysis, Journal National Cancer Institute 2011: 103:1-12, and HCFA reports.

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The need for a better surveillance solution

More effective solutions for the surveillance and risk assessment of recipients would improve the clinician“s ability to individualize immunosuppression therapy and to reduce the use of invasive biopsies. CareDx believes that core elements of effective surveillance solutions include:

Highly accurate and quantitative results

Non-invasive, without creating risks to the recipient

Easy to administer

Differentiate rejection from quiescence

Detect rejection earlier

Timing and frequency of results that allow informed and effective treatment decisions

Company overview

CareDx is a commercial stage company that develops, markets and delivers a diagnostic surveillance solution for heart transplant recipients to help clinicians make personalized treatment decisions throughout the organ transplant patient“s lifetime. CareDx’ first commercialized testing solution, the AlloMap heart transplant molecular test, or AlloMap, is a blood-based test used to monitor heart transplant recipients for acute cellular rejection. Since 2008, CareDx has sought to expand the adoption and utilization of its AlloMap solution through ongoing studies to substantiate the clinical utility and actionability of AlloMap, secure positive reimbursement decisions for AlloMap from large private and public payers, develop and enhance its relationships with key members of the transplant community, including opinion leaders at major transplant centers, and explore opportunities and technologies for the development of additional solutions for post-transplant surveillance. CareDx believes the use of AlloMap, in conjunction with other clinical indicators, can help healthcare providers and their patients better manage long-term care following a heart transplant. In particular, CareDx believes AlloMap can improve patient care by helping health-care providers to avoid the use of unnecessary, invasive surveillance biopsies and to determine the appropriate dosage levels of immunosuppressants.

AlloMap is the only non-invasive method recommended in the International Society for Heart and Lung Transplantation (ISHLT) patient care guidelines for surveillance of heart transplant rejection in patients 15 years of age or older. AlloMap has received 510(k) clearance from the U.S. Food and Drug Administration (FDA), for marketing and sale as a test to aid in the identification of recipients with a low probability of moderate or severe acute cellular rejection. A 510(k) submission is a premar-keting submission made to the FDA. Clearance may be granted by the FDA if it finds the device or test provides satisfactory evidence pertaining to the claimed intended uses and indications for the device or test. Additionally, CareDx has obtained a CE mark, which indicates a product“s compliance with European

Information about CareDx

Union (EU) legislation and enables the sale of such product within the EU. CareDx has a certificate of accreditation under CLIA (Clinical Laboratory Improvement Amendments of 1988) to perform “high complexity” testing. Almost all clinical laboratories are subject to regulation under CLIA, which is designed to ensure that laboratory testing services on materials derived from the human body are accurate and reliable.

Since the launch of AlloMap in January 2005 until September 30, 2015, CareDx has performed more than 75,000 commercial AlloMap tests, including 9,793 tests during the first nine months of 2015, in its Brisbane, California laboratory. During 2015, the test was used in 115 of the approximately 129 heart transplant management centers in the U.S. As of September 30, 2015, significantly all of CareDx’ testing revenue has come from the United States and all of its assets and operations are located in the United States, however in 2014 CareDx began to expand its AlloMap offering through a partnership in Europe and presence in Canada.

AlloMap has received positive coverage decisions for reimbursement from Medicare and many of the largest private payers. CareDx believes its success in achieving reimbursement confirms the value proposition of AlloMap to its key constituents. As of September 30, 2015, CareDx had been reimbursed for approximately 80 percent of AlloMap results delivered in the twelve months ended March 31, 2015.

CareDx has also successfully completed a number of landmark clinical trials in the transplant field demonstrating the clinical utility of AlloMap for surveillance of heart transplant recipients. CareDx initially established the analytical and clinical validity of AlloMap on the basis of its Cardiac Transplanted Organ Rejection Gene expression Observational (Crespo-Leiro M et al., AM. J. Transplantation, 2012), or CARGO, study, which was published in the American Journal of Transplantation. A subsequent trial, Invasive Monitoring Attenuation through Gene Expression (Pham MX et al., N. Eng. J. Med., 2010), or IMAGE, published in The New England Journal of Medicine, demonstrated that clinical outcomes in recipients managed with AlloMap surveillance were equivalent to outcomes in recipients managed with biopsies. The results of CareDx’ clinical trials have also been presented at major medical society congresses and published in peer-reviewed publications in leading medical journals.

CareDx is also engaged in efforts to develop additional testing solutions in the heart transplant market and new testing solutions in other organ transplant markets. For instance, CareDx is seeking to apply next generation sequencing platforms to detect and quantitate genetic differences between cfDNA in the blood stream emanating from the donor heart and cfDNA emanating from the transplant recipient. CareDx believes this solution may help determine rejection-specific activity manifested as cell damage in the transplanted heart.

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Information about CareDx

CareDx’ history

CareDx was originally incorporated in Delaware in December 1998 under the name Hippocratic Engineering, Inc.

In April 1999, CareDx changed its name to BioCardia, Inc. in June 2002 to Expression Diagnostics and in July 2007 to XDx, Inc. Finally the company changed its name to CareDx, Inc. in March 2014.

In June 2014 CareDx acquires the company Immumetrix, Inc.

In July 2014 CareDx finalizses its initial public offering on Nasdaq Global Market.

In June 2015 CareDx enters into collaboration for develop- ment of cell-free DNA reference standards with Horizon Dis- covery Group plc.

In September 2015 CMS proposes a drastic change in reim- bursement rates starting in the Clinical Laboratory Fee Schedule (CLFS) Preliminary Determiniations for 2016, which would severely reduce the revenues for AlloMap.

In November CMS announced its revised and final CFLS, according to which the reimbursement for AlloMap is kept at the 2015 year level during 2016.

Products and services

CareDx develops and provides a diagnostic surveillance testing solution for heart transplant recipients. CareDx’ initial test, AlloMap, is designed to help clinicians to regularly monitor for heart transplant rejection throughout the life of the recipient, modulate the use of immunosuppression and make more personalized treatment decisions. The AlloMap test uses a sample of the patient“s blood. Blood draws are relatively painless and the process is routinely performed in laboratories around the world. AlloMap may be used instead of a surveillance heart biopsy to rule out acute cellular rejection in heart transplant recipients. AlloMap offers rapid, high quality results, and for approximately 91 percent of patients, CareDx returns AlloMap results to the clinician within three business days after the blood draw.

Overview

AlloMap uses gene expression technology to aid in the identification of heart transplant recipients at low risk of rejection. The test measures the molecular signatures that correlate with biological activity associated with moderate to severe acute cellular rejection. Gene expression may indicate acute cellular rejection well before the evidence of damage is visible from a tissue biopsy sample. AlloMap applies a proprietary mathematical algorithm comprised of the expression values, or RNA levels, of 20 genes of which 11 are informative and 9 are for quality control, and then yields a single AlloMap score. AlloMap may be used for heart transplant recipients 15 years of age or older 55 days post transplant.

AlloMap provides a single integer score ranging from 0 to 40 and determines the probability of moderate to severe acute cellular rejection. A key benefit of the AlloMap score is its negative predictive value, (NPV). The NPV of AlloMap is the likelihood that a heart transplant recipient is at low risk for rejection. The NPV for recipients with an AlloMap score below the threshold range for one or more years post-transplant can be greater than 99 percent depending on the actual score.

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The utility of AlloMap is well established. AlloMap is the first and only non-invasive method recommended in the ISHLT patient care guidelines for surveillance of heart transplant recipients for rejection in non-infants. AlloMap has obtained 510(k) clearance from the FDA as an In Vitro Diagnostic Multivariate Index Assay (IVDMIA). In addition, the clinical utility of AlloMap is supported by numerous clinical trials sponsored by CareDx, the results of which have been published in leading peer-reviewed medical journals.

Through September 30, 2015, CareDx has performed more than 75,000 commercial AlloMap tests in total. CareDx estimates that there are approximately 129 centers performing heart transplants in the United States. In 2014, AlloMap was used in 115 of these centers.

In incorporating AlloMap into their practice, clinicians may consider recipient history, a physical exam, graft function and the results of AlloMap at each post-transplant clinic visit. If the recipient“s AlloMap score is below an applicable threshold, in the absence of other clinical indicators of rejection, clinicians may elect not to conduct a surveillance biopsy at that time. Where there are signs or indications of rejection, evidence of failure or impaired function or an AlloMap score greater than the applicable threshold, a biopsy may be ordered.

Clinical trials of AlloMap

The clinical validation and utility of AlloMap is supported by a number of major clinical trials involving more than 2,000 heart transplant recipients and published in leading peer-reviewed medical journals. CareDx trials have been designed to evaluate the clinical utility of CareDx’ solutions and are an integral part of its business strategy, clinical development and marketing programs. In heart transplantation, two major observational trials, CARGO and CARGO II, enabled the initial development, validation and further validation of AlloMap to detect and monitor acute cellular rejection in heart transplant recipients. Blood samples and clinical data from these two trials have been preserved in a multi-year, multi-center registry which CareDx is sponsoring. CareDx expects these samples and data to enable further discovery and product development of new indicators of rejection activity, or biomarkers, and new diagnostic solutions. CareDx believes these repositories, which contain over 37,000 samples, are rich sources for further new product research and development because individual recipients were followed for 10 serial visits over one year or more, on average, and in many cases associated biopsy rejection grades and other clinical outcome endpoints are available for analysis, correlative studies and validation efforts that CareDx believes will be useful for new product development.

Additional trials, including IMAGE and EIMAGE, have demonstrated that clinical outcomes in recipients managed with AlloMap surveillance were equivalent to outcomes in recipients managed with biopsies. CareDx has also completed two studies analyzing data from earlier trials to observe how the variability in AlloMap scores over time may be useful in predicting the risk of rejection and graft dysfunction.

Research and development

CareDx’ research and development activities focus on developing cutting edge organ transplant surveillance solutions, and CareDx seeks to continuously explore and develop new clinically-relevant approaches to its products. CareDx’ ongoing research and development efforts include:

further refinement of the AlloMap product line;

undertaking additional studies to expand the clinical utility of AlloMap and generate additional data to enhance clinical understanding of transplant rejection;

new product development in other areas of transplant sur- veillance, such as the use of cfDNA technology as a biomarker for rejection; and

technology platform development to increase efficiency and lower costs in its testing and laboratory operations.

CareDx’ research and development efforts are not limited to specific technology platforms, biomarkers or methodologies. Instead, CareDx aims to leverage current and future innovations in biomarker identification and measurement in developing future solutions.

As of September 30, 2015, CareDx had 11 employees engaged in research and development functions. CareDx’ research and development expenses for the year ended December 31, 2014, 2013 and 2012 was USD 3.8 million, 3.2 million and 4.8 million respectively.

cfDNA as a biomarker for organ rejection

CareDx is currently engaged in discovery and development efforts using cfDNA to develop additional post-transplant diagnostic solutions, with a focus on a test for heart rejection followed by a test for kidney rejection. CareDx believes donor derived cfDNA may be useful as a biomarker for the detection of rejection related organ damage in solid organ transplant recipients. cfDNA are short fragments of DNA that are released into the blood stream when cells die. cfDNA assays have transformed pre-natal testing by providing a non-invasive, accurate method to detect genetic abnormalities in a fetus, without needing an invasive amniocentesis procedure. In a transplant recipient, CareDx believes the differences in the relative amounts of cfDNA from the donated organ and the recipient can be used to distinguish between a healthy or damaged donor organ.

Initial studies such as “Heart Transplants Are Genome Transplants: Universal Noninvasive Detection of Organ Transplant Rejection” (Snydev T M et al., Proceedings N. Academy Sciences, 2011) and the “Highly Sensitive Non-Invasive Cardiac Transplant Rejection Monitoring Using Targeted Qualification of Donor Specific Cell Free DNA” (Hidestrand M et. al., J. Am. Coll. Cardiology, 2013) indicate that cfDNA may be a universally applicable marker for rejection, not only for heart, but for kidney, liver and lung as well. CareDx’ initial studies and other outside studies have reported that the proportions of donor derived cfDNA in heart transplant recipients increase as much as five-fold during rejection episodes. Measuring the level and changes in the relative amount of donor derived cfDNA in the blood stream may be a useful new method for detecting rejection. This technique involves measuring the cfDNA released by dying cells from the donor organ into the recipient“s blood stream. The level of donor

Information about CareDx

specific cfDNA from the transplanted organ can be monitored in the recipient“s blood stream over time, and changes in organ status may be detected as changes in the donor cfDNA level. The rationale for this approach arises from the observation that both acute and chronic rejection processes are associated with high levels of cell death in the transplanted organ.

cfDNA for heart transplants

CareDx is pursuing development of a cfDNA-based solution for heart transplant recipients. CareDx believes that a cfDNA-based solution for heart transplant recipients could provide additional value to clinicians, particularly in situations where a recipient“s AlloMap score does not suggest a low probability of rejection activity. Studies have reported that a higher percentage of donor derived cfDNA in the blood stream indicated the likelihood of rejection in over 90 percent of the cases where moderate or severe rejection was found in an associated biopsy specimen. CareDx believes a cfDNA solution for heart would help enable clinicians to identify recipients with a higher probability of rejection and make any subsequent biopsy a more effective diagnostic tool, because the likelihood of detecting rejection in the biopsy specimen would be substantially enhanced.

CareDx has completed internal studies to define methods to be used to test its collection of samples as well as additional samples to be acquired by CareDx. CareDx has established its proprietary strategy for quantification of donor specific cfDNA and has completed initial proof of concept studies. CareDx has further developed a research use only version of its cfDNA solution now in use with a limited number of heart transplant centers and physicians under research agreements as part of the D-OAR study.

Other steps in CareDx’ development process for a cfDNA solution in heart include publication of abstracts on the results of the clinical performance of its cfDNA solution for heart based on its CARGO II sample and data repository.

cfDNA for kidney transplants

CareDx intend to apply the expertise it gains in developing its heart transplant cfDNA solution to develop a cfDNA solutions for other organ transplants, beginning with kidney transplants. CareDx has a proprietary library of longitudinal blood and urine samples from kidney transplant recipients acquired during the course of its Kidney Transplanted Organ Rejection Gene expression Observational Study, or KARGO. In addition to reviewing its KARGO sample repository for aspects of its cfDNA biomarker research, CareDx is also commencing an independent initiative to collect additional samples.

CareDx may seek to acquire rights to access additional well-curated samples from other university hospitals and other sample repository consortiums in the United States with which CareDx maintains relationships. If CareDx is successful in developing a cfDNA-based kidney solution, it plans to move this solution into a lab compliant with the Clinical Laboratory Improvement Amendments of 1988, or CLIA, to complete the validation required to commercialize a solution for use in kidney transplant recipients. If developed, CareDx expects to commercialize this solution as a Laboratory Developed Test, or LDT, under CLIA.

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Information about CareDx

CareDx previously applied for and obtained FDA clearance for its AlloMap solution based on draft guidance published by the FDA in September 2006. That guidance was not finalized by the FDA and, at present, do not anticipate seeking 510(k) clearance from the FDA for its cfDNA-based kidney solution as part of its initial launch. If the FDA changes its current policy with respect to the regulation of LDTs, CareDx may be required to seek FDA clearance or premarket approval for its cfDNA-based kidney solution. The time required to develop and validate a test for kidney transplants depends on a number of factors, including the success and timing of developing a cfDNA test for heart transplants and the time required to acquire sufficient samples.

CareDx initiated a prospective clinical outcomes study in kidney transplant recipients applying a cfDNA-based test in the second half of 2015.

Reimbursement

CareDx has been successful in achieving reimbursement from many payers. The reimbursement process can take six months or more to complete depending on the payer. As of September 30, 2015, CareDx had been reimbursed for approximately 80 percent of AlloMap results delivered in the twelve months ended March 31, 2015.

Reimbursement for AlloMap comes primarily from Medicare, private third party payers such as insurance companies and managed care organizations, Medicaid and hospitals. A number of payers have adopted coverage policies approving AlloMap for reimbursement. Such policies often approve reimbursement for tests performed from six-months or one year post-transplant through five years post-transplant. For tests performed outside the scope of the payer“s policy, and for tests performed where the payer has not adopted a coverage policy, CareDx pursues reimbursement on a case-by-case basis. If a reimbursement claim is denied, CareDx generally pursues the appeals process for the particular payer. AlloMap has been billed since the inception of the test using an unlisted CPT code. This approach is consistent with the billing approach for many diagnostic tests.

Medicare

CareDx is reimbursed for a substantial portion of its tests performed on recipients covered by Medicare. These represented 37 percent, 39 percent and 40 percent of all AlloMap tests in 2014, 2013 and 2012, respectively. Approximately 51 percent, 53 percent and 52 percent of all testing revenue was derived from Medicare reimbursements for the years ended December 31, 2014, 2013 and 2012, respectively. Medicare reimbursement for AlloMap began in 2006 and has continued through three successive Medicare Administrative Contractors, which are the local organizations that make most coverage decisions for Medicare.

Private payers and Medicaid payers

CareDx is reimbursed for a substantial portion of the tests CareDx performs on patients covered by private payers and Medicaid payers. Coverage policies approving AlloMap for reimbursement have been adopted by many of the largest private payers and a number of state Medicaid programs. Many of the payers with positive coverage policies have also entered into contracts with CareDx to formalize pricing and payment terms. With private payers and Medicaid payers that have not yet adopted positive coverage policies, CareDx obtain reimbursement from those payers on a case-by-case basis for a significant portion of claims.

Europe

In Europe, CareDx receives revenue in two ways. First, through CareDx’ sale of testing materials to its partner, Diaxonhit SA, and second, through royalties on Diaxonhit SA“s net sales of AlloMap in Europe.

Testing and laboratory operations

CareDx’ laboratory operations are headquartered at its Bris-bane, California laboratory, which is certified under the Clinical Laboratory Improvement Amendment of 1988 (CLIA) and where it performs all testing. Through its commercial partner, CareDx has secured a dedicated laboratory for AlloMap testing in Europe and its partner is taking steps to make the laboratory operational. CareDx believes that its laboratory capacity will be adequate to meet demand for AlloMap for the next several years. CareDx intends to expand its laboratory facility as it moves into other areas of organ transplant surveillance.

When AlloMap is ordered by a clinician, a blood sample is drawn and processed to isolate the white blood cells, which are subsequently broken down, frozen and sent via overnight courier to its laboratory. Each of the 20 genes comprising AlloMap are tested in triplicate and results are reported to the ordering clinician by fax within three business days of receipt of the sample. Rigorous quality control testing is conducted at every phase of the test process. Test samples that fail to meet quality control criteria are immediately re-tested and the ordering clinician is notified of the need to re-test if turnaround time will be affected.

AlloMap testing process

CareDx relies solely on single suppliers to provide certain laboratory instruments and reagents that it uses to perform AlloMap. These sole source suppliers include Thermo Fisher Scientific Inc., which supplies CareDx with instruments, laboratory reagents and consumables, Becton, Dickinson, and Company which supplies CareDx with cell preparation tubes, and Therapak Corporation, which supplies CareDx with a proprietary buffer reagent. One of the reagents supplied to CareDx by Therapak Corporation is, in turn, obtained by Therapak Corporation from Qiagen

N. V. and is a proprietary formulation of Qiagen N.V. CareDx has completed all the verification and validation studies with ThermoFisher for the development of a custom master mix. All three full scale validation lots passed CareDx’ acceptance testing. CareDx now routinely purchase this material for routine use in the production of its AlloMap test plates.

Sales and marketing

CareDx’ sales organization consists of a direct sales team in the United States which interacts with all aspects of the transplantation channel, including sales, medical science, reimbursement,

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customer service and field laboratory/draw site support. As of September 30, 2015, CareDx’ sales and marketing team consisted of 9 employees, including transplant account sales executives, reimbursement account managers, medical science liaisons and patient service center and customer service personnel. All personnel are field based except for customer service, which are based in CareDx’ California headquarters.

As of September 30, 2015, AlloMap was used in 115 of the approximately 129 heart transplant centers in the United States. CareDx’ marketing focuses on the clinical and economic benefits of AlloMap and the scientific validation that supports its test. CareDx’ strategy includes continued marketing to and education of clinicians and administrators at treatment centers that have used its test to increase the number of clinicians at those centers using its test, and to have centers adopt formal protocols for AlloMap use.

Internationally, CareDx has commercial agreements in Europe that provide for exclusive rights to promote AlloMap in those territories. In Europe, Diaxonhit SA (Diaxonhit) is its commercial partner. Diaxonhit is a French, publicly traded specialty diagnostics company with activities in France, Switzerland and Belgium. Diaxonhit has agreed to commercialize AlloMap in all countries in western and central Europe directly and through sub-partners. Under the terms of the agreement, CareDx will provide Diaxonhit with training and a license to perform AlloMap and Diaxonhit, through a third party laboratory, has agreed to perform AlloMap in Europe to facilitate the turnaround time and cost effectiveness of the test process. Diaxonhit will pay royalties to CareDx on the net sales, as defined in the agreement, of AlloMap tests, in the mid to high teens. Diaxonhit made an upfront payment to CareDx in cash of approximately EUR 387,500 (approximately USD 503,000) and Diaxonhit“s publicly traded common stock with a value at the time of EUR 387,000 following execution of the agreement. The first commercial sale in Europe through Diaxonhit occurred in June 2014.

Competition

CareDx believes the principal competitive factors in its target markets include:

quality and strength of clinical and analytical validation data;

confidence in diagnostic results;

the extent of reimbursement;

inclusion in practice guidelines;

cost-effectiveness; and

ease of use.

CareDx believes it compete favorably on the factors described above.

Existing diagnostic tests for heart transplant rejection generally involve evaluating biopsy samples to determine the presence or absence of rejection, and for kidney transplant rejection include general, non-specific clinical chemistry tests, though biopsies are also a surveillance diagnostic tool. Both of these practices have been the standard of care in the United States for many years, and CareDx will need to continue to educate clinicians, transplant recipients and payers about the various benefits of its test in order to change clinical practice. Also, many

Information about CareDx

transplant centers are located within hospitals that have their own laboratory facilities and have capacity to conduct various tests, so hospitals may choose to rely on internally developed and/or internally performed surveillance and diagnostic tests. Competition for kidney surveillance diagnostics can also come from biopsies. However, because of the risks and discomforts of the invasive kidney biopsy procedure, as well as the expense and relatively low rate of finding moderate to severe grade rejection, biopsy is not a standard practice for surveillance of transplanted kidneys. Additional competition for kidney surveillance diagnostics currently comes from general, non-specific clinical chemistry tests such as serum creatinine, urine protein, complete blood count, lipid profile and others that are widely ordered by physician offices and routinely performed in clinical reference labs and hospital labs.

CareDx also expects the competition for post-transplant surveillance to increase as there are numerous established and early-stage companies in the process of developing novel products and services for the transplant market which may directly or indirectly compete with AlloMap or its development pipeline. In addition to companies focused on pre-transplantation such as Thermo Fisher Scientific Inc.“s One Lambda and Immucor, Inc.“s LIFECODES businesses, companies who have not historically focused on transplantation, but have knowledge of cfDNA technology, have indicated they are considering this market.

CareDx’ potential competitors may have widespread brand recognition and substantially greater financial, technical and research and development resources and selling and marketing capabilities than CareDx does. Others may develop products with prices lower than ours that could be viewed by clinicians and payers as functionally equivalent to CareDx’ solution, or offer solutions at prices designed to promote market penetration, which could force CareDx to lower the price of its current and future solutions and affect its ability to achieve or maintain profitability.

Intellectual property

Patents and proprietary technology

In order to remain competitive, CareDx seeks to develop and maintain protection on the proprietary aspects of its technologies. CareDx relies on a combination of patents, copyrights, trademarks, material data transfer agreements and licenses to protect its intellectual property rights. CareDx also relies upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain its competitive position. CareDx generally protects this information with confidentiality and reasonable security measures.

CareDx’ core patent position for AlloMap is based on issued patents and patent applications disclosing identification of genes differentially expressed between activated and resting leukocytes and demonstration of correlation between gene expression patterns and specific clinical states and outcomes. CareDx’ strategy is to continue to broaden its intellectual property estate for AlloMap through the discovery and protection of gene expression patterns and their correlation with specific clin-

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ical states and outcomes, as well as the algorithms needed for clinical assessment.

As of September 30, 2015, CareDx has 16 issued United States patents, one pending United States patent application, and three pending patent applications outside the United States related to transplant rejection and autoimmunity. CareDx has five issued United States patents covering methods of diagnosing transplant rejection using 9 of the 11 informative genes measured in AlloMap. The expiration dates of these patents range from 2021 to 2024. CareDx has six issued United States patents covering a method of diagnosing or monitoring an auto-immune or chronic inflammatory diseases, such as lupus, by detecting specific genes. While CareDx has clinical samples and patents covering lupus diagnostics, it does not intend to actively pursue the lupus test opportunity.

In the area of cfDNA-based transplant diagnostics, CareDx has filed a patent application to cover its research and development work in this field. In connection with its acquisition of ImmuMetrix, Inc., CareDx has an exclusive license from Stanford University to an issued US patent relating to the diagnosis of rejection in organ transplant recipients using cfDNA.

AlloMap, AlloSure, XDx and CareDx are registered trademarks of CareDx in the United States.

CareDx has developed trade secrets and know-how since its inception. These are found particularly in technical areas such as optimized systems for making precise and reproducible quantitative PCR measurements, and in the analysis of genomic data and algorithm development.

License agreements

CareDx currently relies on license agreements to obtain rights under certain patents that CareDx believes may be necessary to make, use and sell its AlloMap test and future solutions. CareDx may in the future rely, at least in part, upon licensing agreements with third parties to obtain patent rights and transfers of technology, information and know-how that enable CareDx to further its development of additional solutions for post-transplant surveillance.

In November 2004, CareDx entered into a license agreement with Roche Molecular Systems, Inc. (Roche), which was amended in January 2007, July 2007, October 2008 and Sep-tember 2014. The agreement grants CareDx the right to use PCR and quantitative real time PCR for use in clinical laboratory services. This is a non-exclusive license agreement in the United States covering the claims in multiple Roche patents. Under the terms of the agreement, CareDx is required to report and pay royalties, after adjustment due to a discount for combination services, in the mid-single digits on test revenues from products using the licensed intellectual property on a quarterly basis until September 2017.

In June 2014, CareDx entered into an amended and restated license agreement with Stanford University (Stanford) which granted CareDx an exclusive license to a patent relating to the diagnosis of rejection in organ transplant recipients using cfDNA and a non-exclusive license to related technology provided by Stanford. Subject to various rights of extension, CareDx is required to achieve certain development and commercialization milestones set forth in the license agreement. Under the terms of the license agreement, CareDx is required to report and pay an annual license maintenance fee, six milestone payments and royalties in the low single digits on net sales of products incorporating the licensed technology.

Organization

Subsidiaries

CareDx has no subsidiaries.

Employees

As of September 30, 2015, CareDx had a total of 91 employees, including 9 employees in sales and marketing and 11 employees in research and development. From time to time CareDx also employs independent contractors, consultants and temporary employees to support its operations. None of CareDx’ employees are subject to collective bargaining agreements. CareDx has never experienced a work stoppage and believe that its relations with its employees are good.

Properties

CareDx’ headquarters in Brisbane, California comprise approximately 46,000 square feet of leased space, which includes office space, its clinical laboratory and its research and development laboratories. The lease agreement for the Brisbane facility expires on December 31, 2020. CareDx does not own any real property. CareDx believes that the leased facilities are adequate to meet CareDx’ current needs and that additional facilities are available for lease to meet future needs.

Environmental matters

CareDx’ operations require the use of hazardous materials (including biological materials) which subjects CareDx to a variety of federal, state and local environmental and safety laws and regulations. Some of these regulations provide for strict liability, holding a party potentially liable without regard to fault or negligence. CareDx could be held liable for damages and fines as a result of its, or others”, business operations should contamination of the environment or individual exposure to hazardous substances occur. CareDx cannot predict how changes in laws or new regulations will affect its business, operations or the cost of compliance.

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Information about CareDx

Selected historical financial information

Below is a summary of CareDx' financial results and positions for the fiscal years 2012–2014 and for the first nine months of 2014 and 2015. CareDx' financial statements are prepared in accordance with U.S GAAP. The information should be read in conjunction with the section "*Capitalization, indebtedness and other financial information*" below and CareDx' financial statements for the fiscal years 2012 – 2014 and the first nine months of 2014 and 2015 which are incorporated by reference into this Offer Document. For further information on CareDx' accounting policies, see "*Summary of significant accounting policies*" on page 79 and onwards in CareDx' Annual Report on Form 10-K for the year ended December 31, 2014.

Statements of operations

	Nine months ended September 30 (unaudited)		Years ended December 31		
(USD, in thousands, except share data)	**2015**	**2014**	**2014**	**2013**	**2012**
Revenue:					
Testing revenue	21,147	19,145	25,842	21,672	19,730
Collaboration and license revenue	349	209	1,464	426	721
Total revenue	**21,496**	**19,354**	**27,306**	**22,098**	**20,451**
Operating expenses:					
Cost of testing	7,786	6,337	8,541	9,078	7,930
Research and development	6,629	2,548	3,846	3,176	4,752
Sales and marketing	6,453	4,837	6,472	5,892	5,417
General and administrative	8,553	6,087	8,436	4,809	4,694
Change in estimated fair value of contingent consideration	(456)	(1,276)	(1,239)	–	–
Total operating expenses	**28,965**	**18,533**	**26,056**	**22,955**	**22,793**
Income (loss) from operations	**(7,469)**	**821**	**1,250**	**(857)**	**(2,342)**
Interest expense, net	(1,334)	(1,727)	(2,116)	(2,149)	(2,703)
Other income (expense), net	(142)	192	147	(536)	(14)
Loss before income taxes	**(8,945)**	**(714)**	**(719)**	**(3,542)**	**(5,059)**
Income tax benefit	–	1,500	1,500	–	–
Net (loss) income	**(8,945)**	**786**	**781**	**(3,542)**	**(5,059)**
Net (loss) income per share:					
Basic	(0.76)	0.21	0.13	(3.50)	(5.01)
Diluted	(0.76)	0.11	0.10	(3.50)	(5.01)
Shares used to compute net (loss) income per share:					
Basic	11,846,921	3,798,559	5,815,928	1,010,795	1,009,236
Diluted	11,846,921	8,298,903	9,283,001	1,010,795	1,009,236

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Balance sheets

(USD, in thousands)	September 30 (unaudited) 2015	2014	December 31 2014	2013	2012
ASSETS					
Current assets:					
Cash and cash equivalents	33,954	39,048	36,431	5,128	5,830
Accounts receivable	2,241	1,749	2,687	2,270	952
Inventory	814	496	686	518	576
Prepaid and other assets	960	718	542	255	248
Total current assets	**37,969**	**42,011**	**40,346**	**8,171**	**7,606**
Property and equipment, net	2,571	2,049	1,968	1,553	2,118
Intangible assets, net	6,650	6,650	6,650	–	–
Goodwill	12,005	12,005	12,005	–	–
Restricted cash	147	147	147	147	149
Other non-current assets	–	–	25	2	3
Total assets	**59,342**	**62,862**	**61,141**	**9,873**	**9,876**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)					
Current liabilities:					
Accounts payable	1,949	1,036	1,128	618	637
Accrued payroll liabilities	2,192	1,403	1,684	1,386	978
Accrued and other liabilities	2,331	1,911	1,616	1,048	1,009
Accrued royalties	252	297	241	–	1,545
Deferred revenue	136	673	505	80	813
Current portion of long-term debt	3,594	5,798	5,961	4,461	1,455
Total current liabilities	**10,454**	**11,118**	**11,135**	**7,593**	**6,437**
Deferred rent, net of current portion	1,490	1,734	1,684	1,885	2,030
Deferred revenue, net of current portion	724	1,004	471	1,623	0
Long-term debt, net of current portion	12,125	6,930	5,451	10,914	13,410
Contingent consideration	618	1,037	1,074	–	–
Other Liabilities	28	–	28	–	–
Accrued royalties	–	–	–	2,804	–
Convertible preferred stock warrant liability	–	–	–	525	–
Total liabilities	**25,439**	**21,823**	**19,843**	**25,344**	**21,877**
Convertible preferred shares	**–**	**–**	**–**	**135,202**	**135,202**
Stockholders' equity (deficit):					
Common stock	12	12	12	7	7
Additional paid-in capital	202,213	200,397	200,661	9,476	9,404
Accumulated deficit	(168,322)	(159,370)	(159,375)	(160,156)	(156,614)
Total stockholders' equity (deficit)	**33,903**	**41,039**	**41,298**	**(150,673)**	**(147,203)**
Total liabilities, convertible preferred shares and stockholders' equity (deficit)	**59,342**	**62,862**	**61,141**	**9,873**	**9,876**

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Information about CareDx

Statements of cash flow

(USD, in thousands)	Nine months ended September 30 (unaudited) 2015	2014	Years ended December 31 2014	2013	2012
Operating activities:					
Net income (loss)	(8,945)	786	781	(3,542)	(5,059)
Adjustments to reconcile net income (loss) to net cash used in operating activities:					
Depreciation and amortization	575	354	512	663	1,072
Stock-based compensation	1,028	350	535	72	69
Amortization of deferred revenue	(115)	(26)	(727)	(193)	(187)
Amortization of debt discount and non cash interest expense	204	792	799	553	634
Revaluation of contingent consideration to estimated fair value	(456)	(1,276)	–	–	–
Revaluation of warrants and derivatives to estimated fair value	–	14	(1,464)	525	(2)
Non-cash income tax benefit in connection with business combinations and gain on remeasurement of embedded derivative	–	(1,739)	(1,500)	–	–
Changes in operating assets and liabilities:					
Accounts receivable	446	521	(417)	(1,318)	(150)
Inventory	(129)	22	(168)	58	(152)
Prepaid and other assets	(393)	(461)	(310)	(4)	146
Accounts payable	791	204	510	(19)	(113)
Accrued payroll liabilities	508	17	298	408	(76)
Accrued royalties	11	(2,507)	(2,563)	1,259	843
Deferred revenue	–	–	–	1,083	1,000
Accrued and other liabilities	699	321	364	(91)	199
Net cash used in operating activities	**(5,776)**	**(2,628)**	**(3,350)**	**(546)**	**(1,776)**
Investing activities:					
Purchase of investments	–	–	–	–	(1,623)
Sales of investments	–	–	–	–	383
Maturities of investments	–	–	–	–	2,023
Purchase of property and equipment	(1,123)	(333)	(733)	(98)	(141)
Payment for acquisitions, net of cash acquired	–	(406)	(600)	–	–
Net cash (used in) provided by investing activities	**(1,123)**	**(739)**	**(1,333)**	**(98)**	**642**
Financing activities:					
Proceeds from initial public offering, net of underwriters discount	–	39,246	39,246	–	–
Payment of initial public offering costs	–	(3,716)	(3,733)	–	–
Proceeds from subordinated convertible debt, net of issuance costs	–	–	4,982	–	–
Proceeds from issuance of convertible preferred stock, net of issuance costs	203	0	–	–	2,941
Proceeds from debt, net of issuance costs	15,625	4,982	–	–	14,650
Proceeds from exercise of stock options	45	5	19	–	10
Principal payments on debt and capital leases	(11,451)	(3,230)	(4,528)	(58)	(12,994)
Net cash provided by (used in) financing activities	**4,422**	**37,287**	**35,986**	**(58)**	**4,607**
Net increase (decrease) in cash and cash equivalents	**(2,477)**	**33,920**	**31,303**	**(702)**	**3,473**
Cash and cash equivalents at beginning of period	**36,431**	**5,128**	**5,128**	**5,830**	**2,357**
Cash and cash equivalents at end of period	**33,954**	**39,048**	**36,431**	**5,128**	**5,830**
Supplemental disclosures of cash flow information					
Cash paid for interest	–	–	1,207	1,506	1,966
Supplemental disclosures of noncash investing and financing activities					
Property and equipment purchased under capital leases	–	–	193	–	43
Common stock issued for acquisition	–	–	14,242	–	–
Conversion of convertible preferred stock to common stock upon initial public offering	–	–	149,444	–	–
Conversion of convertible preferred stock warrants to common stock warrants upon initial public offering	–	–	539	–	–
Conversion of subordinated convertible note to common stock upon initial public offering	–	–	5,108	–	–
Common stock issued for services	–	–	34	–	–

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Unaudited key figures for the periods covered by CareDx' historical financial statements[1)]

	Nine months ended September 30		Years ended December 31		
	2015	2014	2014	2013	2012
Gross margin, %	63.2%	66.9%	66.9%	58.1%	59.8%
Operating margin, %	Neg.	4.2%	4.6%	Neg.	Neg.
Net margin, %	Neg.	4.1%	2.9%	Neg.	Neg.
Equity/assets ratio, %	57.1%	65.3%	67.5%	Neg.	Neg.
Debt/equity ratio, %	46.4%	31.0%	27.6%	Neg.	Neg.
Dividend per share (basic), USD	–	–	–	–	–
Dividend per share (diluted), USD	–	–	–	–	–
Average number of shares during the period (basic)	11,846,921	3,798,559	5,815,928	1,010,795	1,009,236
Average number of shares during the period (diluted)	11,846,921	8,298,903	9,283,001	1,010,795	1,009,236
Number of employees by the end of the period	91	64	68	53	64

1) Key figures presented below are not obtained from CareDx' financial reports and are thus unaudited.

Definitions of key figures

Gross margin

Testing revenue less cost of testing divided by testing revenue.

Operating margin

Income (loss) from operations divided by total revenue.

Net margin

Net income (loss) divided by total revenue.

Equity/assets ratio

Equity at the end of the period divided by total assets at the end of the period.

Debt/equity ratio

Interest-bearing liabilities at the end of the period divided by equity at the end of the period.

Dividend per share (basic)

Dividend divided by the weighted-average number of common shares outstanding during the period, without consideration for common share equivalents.

Dividend per share (diluted)

Dividend divided by the sum of the weighted-average number of common shares and common share equivalents outstanding during the period, to the extent that such common share equivalents are dilutive.

Average number of shares during the period (basic)

The weighted-average number of common shares outstanding during the period, without consideration for common share equivalents.

Average number of shares during the period (diluted)

The weighted-average number of common shares and common share equivalents outstanding during the period, to the extent that such common share equivalents are dilutive.

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Information about CareDx

Operational and financial review

Comparison of nine months ended September 30, 2015 and 2014

Testing revenue

Testing revenue increased by USD 2.0 million, or 10 percent, for the nine months ended September 30, 2015 compared to the same period of 2014. AlloMap test results delivered increased by approximately 950 or 11 percent for the nine months ended September 30, 2015 as compared to the nine months ended September 30, 2014. The revenue increase was primarily related to test volume.

Collaboration and license revenue

Collaboration and license revenue increased by USD 140,000 or 67 percent, for the nine months ended September 30, 2015 compared to the same period in 2014 primarily due to USD 60,000 in increased revenue recognized from our collaboration with Diaxonhit, and an increase in royalties of USD 110,000 from CardioDx, partially offset by decreases in collaboration revenue of USD 30,000 from LabCorp and other collaborations, respectively.

Cost of testing

Cost of testing increased by approximately USD 1.4 million or 23 percent, for the nine months ended September 30, 2015 compared to the same period in 2014. The main driver in this increase was higher headcount expenses of USD 0.8 million. In addition, there was an increase in royalty expense of USD 0.4 million in 2015 compared to 2014 as a result of a settlement with Roche in 2014 which resulted in a one-time credit in 2014. Other drivers in the increase in cost of testing expense include increased material and other expenses of USD 0.2 million. CareDx expects to see its cost of testing increase in absolute dollars as CareDx expects test volumes to increase in the future.

Research and development

Research and development expenses increased by USD 4.1 million, or 160 percent, for the nine months ended September 30, 2015 compared with the same period in 2014. The increase was primarily due to increased headcount and consulting related expenses of USD 2.7 million in connection with CareDx' increased diagnostics development programs, an increase of USD 0.6 million in the area of cfDNA technology, increased clinical trial expenses of USD 0.6 million, and an increase of USD 0.2 million in various research and development activities. CareDx expects its research and development expenses will increase in absolute dollars in future periods as CareDx invests in research and discovery work to develop its cfDNA technology, as well as clinical outcomes studies for AlloMap and new tests, if and when developed.

Sales and marketing

Sales and marketing expenses increased by approximately USD 1.6 million or 33 percent, for the nine months ended September 30, 2015 compared with the same period in 2014. The increase was primarily related to increased headcount and consulting expenses of USD 0.9 million, an increase of USD 0.4 million in marketing programs such as physician forums, speaker programs and advertising, and an increase in USD 0.3 million in other marketing expenses as CareDx ramps up its commercialization efforts. CareDx expects sales and marketing expenses to increase in the future as CareDx continues to expand its presence in the diagnostic surveillance market.

General and administrative

General and administrative expenses increased by approximately USD 2.5 million, or 41 percent, for the nine months ended September 30, 2015 compared with the same period of 2014, primarily due to a USD 1.4 million increase in headcount related expenses driven primarily by the hiring of key management personnel and the insourcing of CareDx' billing function, an increase in professional fees of USD 0.8 million, and an increase in USD 0.3 million in other expenses. The increased professional fees were primarily due to the expenses associated with the filing of a registration statement on Form S-3 with the Securities and Exchange Commission which will allow CareDx to raise up to USD 75 million from the capital markets, and business development activities. CareDx anticipates its general and administrative expenses will increase as CareDx continues to operate as a public company.

Interest expense, net

Interest expense, net decreased by USD 0.4 million for the nine months ended September 30, 2015 compared with the same period of 2014. Interest expense, net in the quarter ended September 30, 2015 includes a loss on extinguishment of USD 0.6 million as CareDx paid off a previous term loan in January 2015, and interest expense of USD 0.7 million on the new senior secured notes. Interest expense, net was USD 1.7 million for the nine months ended September 30, 2014 and reflects interest associated with the USD 5.0 million Illumina subordinated convertible note issued in April 2014 as well as interest expense associated with a previous term loan that was subsequently paid off in January 2015.

Other income (expense), net

Other income (expense), net for the nine months ended September 30, 2015 was USD (142,000) consisting primarily of state franchise taxes. CareDx recorded other income (expense), net of USD 0.2 million for the nine months ended September 30, 2014 which was primarily for the remeasurement of the convertible preferred warrants and the derivative associated with the Illumina subordinated convertible note.

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Income tax benefit

In conjunction with the acquisition of IMX a tax benefit of USD 1.5 million was recognized during the nine months ended Sep-tember 30, 2014. This benefit resulted from the expectation that amortization of the in-process technology acquired, when completed and placed in service, is not expected to be deductible for tax purposes, as the transaction was structured as a tax-free reorganization. Accordingly, a deferred tax liability was recorded at the acquisition date for the difference between the financial reporting and tax basis of the acquired in-process technology. While the in-process technology is currently considered an indefinite lived intangible asset, this asset is expected to be amortized or impaired prior to the expiration of net operating loss carryforwards available to us.

Comparison of the years ended December 31, 2014 and 2013

Testing revenue

AlloMap test results delivered increased by approximately 1,800 or 18 percent in 2014 compared to 2013. Testing revenue increased by USD 4.2 million or 19 percent in 2014 compared to 2013 primarily due to increased test volume and secondarily to increased number of payers for whom CareDx recognize revenue on an accrual basis of approximately USD 2.6 million, of which Medicare accounted for USD 1.3 million of the increase, and additional cash collections of approximately USD 1.6 million from payers from which CareDx recognize revenue on a cash basis.

Collaboration and license revenue

Collaboration and license revenue increased by approximately USD 1.0 million, or 244 percent in 2014 compared to 2013 primarily due to recognition of the termination fee of USD 0.5 million paid to CareDx in connection with the termination of the Collaboration and License Agreement with Laboratory Corporation of America Holdings, dated April 2, 2012, as amended on September 13, 2012 (LabCorp Agreement), and amortization of the remaining deferred revenue balance under that agreement of USD 0.6 million.

Cost of testing

Cost of testing decreased by approximately USD 0.5 million, or 6 percent in 2014 compared to 2013 primarily due to royalty settlement with Roche, which resulted in a one-time reduction to royalty expense in 2014 of approximately USD 0.5 million.

Research and development

Research and development expenses increased USD 0.7 million or 21 percent in 2014 compared to 2013 primarily due to increased expenditure of USD 0.3 million in the area of cfDNA technology, an increase in headcount related expenses of USD 0.2 million, and an increase in expenditure of USD 0.2 million on AlloMap.

Sales and marketing

Sales and marketing expenses increased by approximately USD 0.6 million, or 10 percent in 2014 compared to 2013. The increase primarily reflects increased salaries of USD 0.3 million, and increased travel and conference expenses of USD 0.3 million as CareDx increased its commercialization efforts.

General and administrative

General and administrative expenses increased approximately USD 3.6 million, or 75 percent in 2014 compared to 2013 due to increased employee costs of USD 1.1 million driven by additional hiring in preparation for CareDx’ initial public offering (IPO) increased tax, audit and professional fees of USD 0.8 million as a result of the acquisition of ImmuMetrix and the IPO (completed in July 2014), and increased compliance costs of being a public company, USD 0.4 million of increased consulting fees, increased legal costs of USD 0.8 million largely as a result of the acquisition of ImmuMetrix and arbitration with Roche, USD 0.3 million associated with recruiting expenses of key employees and USD 0.2 million in general expenses. CareDx anticipate its general and administrative expenses will increase as it operates as a public company.

Interest expense, net

Interest expense, net was flat from 2013 to 2014. There was an increase of USD 0.4 million associated with the USD 5.0 million Illumina subordinated convertible note issued in April 2014 with an interest rate of 8 percent which converted to common stock upon CareDx’ IPO in July 2014, which was offset by a one-time reduction in interest expense of approximately USD 0.1 million due to the Roche settlement and a USD 0.3 million decrease in interest under its debt obligations due to principal payments.

Other income (expense), net

Other income, net was USD 0.1 million in 2014 compared to USD 0.5 million in other expense, net in 2013. Other income, net for 2014 was primarily due to the remeasurement of the derivative associated with the Illumina subordinated convertible note. The subordinated convertible note was converted to common stock in July 2014 in connection with the IPO. Other expense, net for 2013 was primarily due to the remeasurement of the estimated fair value of the warrants to purchase shares of convertible preferred stock. The warrants to purchase CareDx’ convertible preferred stock were converted to warrants to purchase common stock in July 2014 in connection with the IPO and were reclassified to additional paid-in capital on the IPO date at which point CareDx ceased to record any further related periodic fair value adjustments.

Income tax benefit

In conjunction with the acquisition of ImmuMetrix, a tax benefit of USD 1.5 million was recognized in 2014. This benefit resulted from the expectation that amortization of the in-process technology acquired, when completed and placed in service, is not expected to be deductible for tax purposes, as the transaction was structured as a tax free reorganization. Accordingly, a deferred tax liability was recorded at the acquisition date for

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the difference between the financial reporting and tax basis of the acquired in-process technology. While the in-process technology is considered an indefinite lived intangible asset, this asset is expected to be amortized or impaired prior to the expiration of net operating loss carryforwards available to us.

Liquidity and capital resources

Since CareDx’ inception, substantially all of its operations have been financed through the issuance of CareDx’ convertible preferred stock, the issuance of common stock in its July 2014 initial public offering, the incurrence of debt, and cash received from AlloMap testing revenues. Through December 31, 2014, CareDx has received net proceeds of USD 151 million from the issuances of preferred stock, including preferred stock issued on conversion of promissory notes, USD 35.5 million from its initial public offering, USD 15.0 million in proceeds from a venture debt loan, USD 5.0 million from a subordinated convertible note and approximately USD 131 million from AlloMap testing revenues. As of December, 2014, CareDx had cash and cash equivalents of USD 36.4 million and USD 11.4 million of debt outstanding under its debt and capital lease obligations. CareDx has been using and plan to continue to use the USD 35.5 million of net proceeds from its initial public offering for research and development, including research aimed at expanding the clinical utility of AlloMap and the development of new solutions for the surveillance of heart and kidney transplant patients such as its cell-fee DNA technology, sales and marketing activities, general and administrative expenses and for working capital and other general corporate purposes. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, services or products. CareDx has no current agreements or commitments with respect to any such acquisition or investment. In April 2014, CareDx issued a USD 5.0 million subordinated convertible note to Illumina, Inc., which provided for interest at an annual rate of 8.0 percent. Conversion was mandatory in the event of a qualified initial public offering, and the note converted into 510,777 shares of CareDx’ common stock upon its IPO in July 2014 at a conversion price of USD 10.00 per share.

CareDx cannot be certain that any of its development of new transplant surveillance solutions will be successful or that CareDx will be able to raise sufficient additional funds, if necessary, to see these programs through to a successful result. CareDx’ forecast of the period of time through which its financial resources will be adequate to support its operations is a forward looking statement and involves risk and uncertainties, and actual results could vary as a result of a number of factors. CareDx has based this estimate on assumptions that may prove to be wrong, and CareDx could utilize its available capital resources sooner than it currently expect.

Cash flows from operating activities

Net cash used in operating activities for the year ended December 31, 2014 was USD 3.4 million. The net income of USD 0.8 million reflects a non-cash income tax benefit of USD 1.5 million related to CareDx’ acquisition of ImmuMetrix, the recognition of USD 0.7 million in collaboration revenue primarily from

Information about CareDx

the termination of the LabCorp agreement, a USD 1.5 million decrease in the fair value of a contingent consideration related to the ImmuMetrix acquisition and an embedded derivative as a result of mark-to-market adjustments, partially offset by an increase in debt discount accretion and other non-cash interest expense of USD 0.8 million, depreciation and amortization of USD 0.5 million and stock-based compensation expense of USD 0.5 million, and an increase in net operating assets of USD 2.3 million. The increase in net operating assets primarily comprised of a decrease in accrued royalties of USD 2.6 million, an increase in accounts receivable of USD 0.4 million and an increase in inventory of USD 0.1 million as a result of an increase in CareDx’ testing revenue, an increase in prepaid expenses and other assets of USD 0.3 million primarily due to CareDx’ purchase of a directors and officers insurance policy when CareDx became a public company in July 2014, partially offset by an increase in accounts payable of USD 0.5 million and an increase in accrued and other liabilities of USD 0.3 million as CareDx’ expenditures increased in line with the growth of CareDx’ core business, an increase in payroll related liabilities of USD 0.3 million due to an increase in headcount. The decrease in accrued royalties was the result of a USD 2.8 million payment of past due royalties to Roche in September 2014 upon settlement of CareDx’ dispute with Roche.

Cash flows from investing activities

For the year ended December 31, 2014 net cash used in investing activities was USD 1.3 million consisting USD 0.4 million in cash used to purchase ImmuMetrix and USD 0.7 million in purchases of property and equipment.

Cash flow from financing activities

Net cash provided by financing activities for the year ended December 31, 2014 of USD 35.9 million was primarily from the receipt of USD 35.5 million in net proceeds from CareDx’ July 2014 IPO, net of underwriters” discounts and issuance costs, the receipt of USD 5.0 million in net proceeds from borrowing in connection with CareDx’ April 2014 subordinated convertible note, partially offset by net payments of USD 4.6 million on CareDx’ existing debt.

Comparison of the years ended December 31, 2013 and 2012

Testing revenue

Testing revenue increased by USD 1.9 million or 10 percent, in 2013 compared to 2012 primarily due to additional volume and to a lesser extent, an increase in payers meeting revenue recognition criteria. There was no material change year over year to CareDx’ average revenue per test. Revenue recognized in 2013 as a result of payers meeting accrual criteria rather than remaining on the cash basis was approximately USD 0.3 million. Testing volume increased approximately 21 percent in 2013, as compared to 2012. The percentage increase in testing revenue was less than the percentage increase in testing volume due to the timing of the tests performed and CareDx’ ability to recognize related revenue until the revenue recognition criteria were met.

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Collaboration and license revenue

Collaboration and license revenue decreased by USD 0.3 million or 41 percent in 2013 compared to 2012 primarily due to lower revenues from the LabCorp Agreement. Under the LabCorp Agreement, in 2012, CareDx provided certain samples to the collaboration partner for USD 250,000; no such samples were provided under the agreement in 2013.

Cost of testing

Cost of testing increased USD 1.1 million, or 14 percent in 2013 compared to 2012 reflecting CareDx’ 21 percent testing volume growth in 2013. These increases included payroll and related expenses of USD 1.0 million, specimen processing of USD 0.2 million, licensing fees of USD 0.1 million and expired reagents of USD 0.2 million, partially offset by decreased depreciation of USD 0.4 million as certain lab equipment and software became fully depreciated. Royalty expense, included in cost of testing, was USD 1.1 million in 2012 and USD 1.2 million in 2013.

Research and development

Research and development expenses decreased by USD 1.6 million, or 33 percent, in 2013 compared with 2012. The decrease reflects lower payroll and related costs of USD 1.0 million due to reduced headcount primarily in CareDx’ informatics, clinical and regulatory groups. In addition, there was a reduction of approximately USD 0.5 million in depreciation and facilities-related expenses. During 2013, CareDx focused its efforts on stabilizing and enhancing its current AlloMap business, choosing not to spend its limited resources on new product development. CareDx expects its research and development expenses will increase in absolute dollars in future periods as CareDx invests in research and discovery work to develop new surveillance solutions, as well as clinical outcomes studies for AlloMap and new tests, when developed.

Sales and marketing

Sales and marketing increased by USD 0.5 million, or 9 percent in 2013 compared with 2012 primarily as a result of increased commissions of USD 0.3 million and increased marketing activities such as physician and nurse advisory boards and speaker programs of USD 0.2 million.

General and administrative

General and administrative expenses increased USD 0.1 million, or 2 percent, in 2013 compared with 2012 primarily due to 2013 expenses of USD 0.3 million in connection with the evaluation of strategic alternatives, increased payroll and related costs of USD 0.2 million, partially offset by a reduction in costs associated with reporting capabilities for executive management of USD 0.3 million, and decreased outside services of USD 0.1 million.

Interest expense, net

Interest expense, net decreased by USD 0.6 million, or 20 percent, in 2013 compared with 2012. In April 2012, CareDx converted all of its convertible subordinated promissory notes of

USD 12.4 million principal and interest which had been issued in 2010, into preferred stock and preferred stock warrants. Interest expense on these notes recorded in 2012 was USD 0.4 million. In August 2012, CareDx entered into a USD 15.0 million loan, and repaid at that time an existing loan with a principal balance of USD 10.3 million. Prepayment penalties and write off of the remaining unamortized costs associated with the paid off loan resulted in a charge to interest expense in 2012 of USD 0.6 million. The reduction in interest expense in 2013 compared to 2012 was partially offset by a higher effective interest rate on the USD 15.0 million loan compared to the previous USD 10.3 million loan.

Other income (expense), net

CareDx recorded other expense of USD 0.5 million, for the year ended December 31, 2013 compared to a negligible amount for the year ended December 31, 2012. This change is due to the remeasurement of the estimated fair value of the warrants to purchase shares of its convertible preferred stock.

Cash flows from operating activities

Net cash used in operating activities for the year ended December 31, 2013 was USD 0.5 million and reflected (i) net loss of USD 3.5 million, (ii) net non-cash items of USD 1.6 million, consisting primarily of depreciation and amortization of USD 0.7 million, amortization of debt discount and non-cash interest expense of USD 0.5 million and revaluation of warrants to estimated fair value of USD 0.5 million, and (iii) a net cash inflow from changes in balances of operating assets and liabilities of USD 1.4 million. The significant items comprising the changes in balances of operating assets and liabilities were a higher balance of accrued royalties of USD 1.3 million and a higher deferred revenue balance of USD 1.1 million, partially offset by increased accounts receivable balance of USD 1.3 million. The increased accounts receivable balance was due to increased volume of approximately USD 0.7 million, the change in CareDx’ Medicare contractor effective October 2013, resulting in slower payments for Medicare tests of approximately USD 0.3 million, and more payers meeting CareDx’ revenue recognition criteria of approximately USD 0.3 million. CareDx’ experience with Medicare contractor changes in the past has shown initially slower payments, which accelerate after the new contractor is in place for some period.

Cash flows from investing activities

For the year ended December 31, 2013, net cash used in investing activities was USD 0.1 million and consisted of purchases of property and equipment.

Cash flows from financing activities

Net cash used in financing activities for the year ended December 31, 2013 was USD 0.1 million and primarily consisted of principal payments on capital lease obligations.

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Information about CareDx

Capitalization, indebtedness and other financial information

Since the inception of CareDx, substantially all of its operations have been financed through the issuance of convertible preferred stock, the issuance of common stock in its July 2014 initial public offering, the incurrence of debt, and cash received from AlloMap testing revenues. The tables below set out CareDx' unaudited capitalization and financial indebtedness as of December 31, 2015.

Capitalization

CareDx' unaudited capitalization as of December 31, 2015 is shown below.

USD, in millions (unaudited)	
Total current interest-bearing liabilities	**3.0**
Guaranteed	–
Secured	3.0
Unguaranteed/secured	–
Total non-current interest-bearing liabilities	**13.0**
Guaranteed	–
Secured	13.0
Unguaranteed/secured	–
Total stockholders' equity	**29.5**
Common stock	–
Legal reserve	–
Other reserves	–
Additional paid-in capital	202.6
Accumulated other comprehensive loss	–
Accumulated deficit	(173.1)

Financial indebtedness

CareDx' unaudited financial indebtedness as of December 31, 2015 is set forth below.

USD, in millions (unaudited)	
(A) Cash	29.9
(B) Cash equivalents	–
(C) Current financial investments	–
(D) Liquidity (A)+(B)+(C)	**29.9**
(E) Current financial receivables	**2.9**
(F) Current bank debt	–
(G) Current portion of non-current debt	3.0
(H) Other current financial debt	7.2
(I) Current financial debt (F)+(G)+(H)	**10.2**
(J) Net current indebtedness (I)-(E)-(D)	**(22.1)**
(K) Non-current bank loans	13.0
(L) Bonds issued	–
(M) Other non-current liabilities	3.0
(N) Non-current financial indebtedness (K)+(L)+(M)	**16.0**
(O) Net financial indebtedness (J)+(N)	**(6.1)**

Credit facilities

East West

On January 30, 2015, CareDx entered into a loan and security agreement with East West Bank, which provides a secured term loan facility in an aggregate principal amount of up to USD 20.0 million. CareDx borrowed the first advance of USD 16.0 million on January 30, 2015.

Oberland Capital

To fund a portion of the Transaction and for certain purposes described below, on December 15, 2015, CareDx entered into a commitment letter and fee letter (collectively, the "**Commitment Letter**") with Oberland Capital SA Davos LLC (collectively with its affiliates and assignees, "**Oberland Capital**"), which Commitment Letter was amended and restated in its entirety on February 8, 2016 and sets forth the terms of a USD 18.0 million bridge loan.

Pursuant to the bridge loan, Oberland Capital will, at the time of consummation of the Transaction, lend USD 18.0 million to CareDx. Such bridge loan, if utilized, will be used to pay down the loan with East West Bank and to fund a portion of the cash consideration in the Transaction. Drawdowns under the bridge loan are subject to the terms and conditions of the Offer and of the agreements with the Majority Shareholders being satisfied or waived (which waiver or amendment requires Oberland Capital's consent) and to certain other customary conditions, such as CareDx not being insolvent. Besides these conditions, the bridge loan is not subject to any conditions that CareDx does not control. These other conditions include, in all material respects, that CareDx repays the debt that is required to be refinanced in connection with the consummation of the Offer, that CareDx grants to Oberland Capital a perfected security interest in substantially all of its assets, that CareDx and its subsidiaries' aggregated indebtedness does not exceed certain agreed amounts, that CareDx has not breached or violated certain limited representations in respect of itself, and that CareDx has complied with its obligations under the bridge loan (including having paid all applicable fees, costs and expenses).

The bridge loan would mature on the date that is six (6) months from the closing date of the bridge loan. Interest on the bridge loan would accrue at a rate equal to 20 percent per annum. CareDx has the option to prepay the bridge loan prior to the 6 month maturity date, subject to the payment of a prepayment premium. The prepayment premium is equal to five (5) percent if CareDx prepays the bridge loan within one month of the closing of the bridge loan, with the premium decreasing by one (1) percent for each month that passes between the date of the prepayment and the closing of the bridge loan. There is no prepayment premium if prepayment occurs after the fifth month, but prior to the maturity date of the bridge loan.

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Information about CareDx

Working capital statement

CareDx believes that its current cash, cash equivalents and investments, including the cash payments expected to be made in connection with the Offer based on the assumption that all outstanding shares in Allenex, other than those held by the Majority Shareholders, are tendered in the Offer under the All Cash Alternative, will not be sufficient to meet the anticipated cash needs for working capital and capital expenditures for the next 12 months. CareDx projects that its existing working capital will be sufficient to the end of July 2016 and that its working capital deficit for the next 12 months amounts to approximately USD 26.8 million. This excludes the up to approximately USD 6.0 million in deferred consideration that CareDx will pay to the Majority Shareholders on March 31, 2017, subject to the achievement of certain commercial and financial milestones in

2016.

USD 18 million of the working capital deficit relates to repaying the bridge loan, which will mature on the date that is six (6) months from the closing date of the bridge loan. CareDx plans to refinance the bridge loan and raise additional working capital for the Combined Company through a combination of new senior debt financing, equity and equity-linked financing.

Such capital raising efforts may include the issuance of additional securities under the Form S-3, filed with the SEC on August 10, 2015 and registered for sale a maximum of USD 75.0 million of its common stock, may be a public offering underwritten by an investment bank, or may take the form of a credit facility.

Additionally, CareDx may utilize its At The Market Issuance Sales Agreement (the “2015 ATM Agreement”) with Cantor Fitzgerald & Co., dated as of August 10, 2015. Under which CareDx may sell up to an aggregate of USD 19.0 million of its common stock every twelve months. Following the filing of CareDx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, the maximum amount CareDx will be allowed to sell in the “At-the-Market” offering during the next twelve months shall be equal to one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of CareDx. The shares issued pursuant to the 2015 ATM Agreement are registered on the Form S-3.

If CareDx is unable to secure additional funding through these alternatives, CareDx may have to curtail or cease operations.

CareDx’ forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risk and uncertainties, and actual results could vary as a result of a number of factors. CareDx has based this estimate on assumptions that may prove to be wrong, and CareDx could utilize its available capital resources sooner than currently expected.

Capital expenditures

CareDx’ capital expenditures in property, plant and equipment include the following asset categories: laboratory and manufacturing equipment, furniture and fixtures, computer hardware and software, and leasehold improvements. CareDx does not currently have material investment plans that would require capital expenditure (as a percentage of CareDx’ revenue) to materially exceed the levels recorded for the year ended December 31, 2014. As of the date of the Offer Document, CareDx has not made any firm commitments on current and future investments.

Nine months ended Years ended

September 30, 2015 September 30, 2014

USD, in thousands(Unaudited)(Unaudited) December 31, 2014 December 31, 2013 December 31, 2012

Capital expenditures 1,123 333 733 98 141

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Significant business and industry trends

No documented trends in terms of production, sales and sales prices, inventory, costs related to purchases or fixed costs during the current financial year.

CareDx continues to seek expansion of the adoption and utilization of AlloMap through ongoing studies to substantiate the clinical utility and actionability of AlloMap, secure positive reimbursement decisions for AlloMap from large private and public payers, develop and enhance its relationships with key members of the transplant community, including opinion leaders at major transplant centers, and explore opportunities and technologies for the development of additional solutions for post-transplant surveillance.

CareDx is also engaged in efforts to develop additional testing solutions. CareDx recently announced the completion of analytical validation for AlloSure, a proprietary NGS test that measures the percent of dd-cfDNA in solid organ transplant recipients. Plasma samples for AlloSure will be tested in the recently expanded purpose-built CLIA laboratory space at CareDx. This new product builds on CareDx’ existing presence and expertise in post-organ transplant care. AlloSure is now available for order through CareDx, and the CareDx sales organization is working to market to and educate clinicians and administrators at treatment centers that have used AlloMap to use AlloSure and adopt formal protocols for AlloSure use.

CareDx continues its engagement in clinical trials in the transplant field to demonstrate the clinical utility of both AlloMap and AlloSure. Earlier in 2015, CareDx presented preliminary data on the increase of dd-cfDNA prior to rejection and the decrease of dd-cfDNA following immunosuppressive therapy in heart and kidney transplant recipients at several professional society meetings. Multi-centered observational studies for heart and kidney transplant patients are underway to inform future studies that are designed to establish clinical validity and clinical utility. In the process, CareDx is building a valuable biorepository of well annotated blood samples in transplantation for further research and development.

The use of NGS platforms for clinical testing has grown significantly in recent years. Several professional organizations such as the Association of Molecular Pathology (AMP) have issued guidelines on the quality and consistency of results when NGS based technology is used for sequencing. CareDx is a participant in the federal level creation of standards for NGS sequencing and has used these same standards in the analytical validation of AlloSure.

Information about CareDx

Significant changes since September 30, 2015

On September 25, 2015 the Centers for Medicare and Medicaid Services (CMS) announced proposed changes in reimbursement for a number of established molecular diagnostic tests, including AlloMap. Under the proposed fee schedule, AlloMap reimbursement from the Medicare program would be reduced by 77 percent. The draft fee schedule was subject to an open comment period before the final changes goes into effect on January 1, 2016.

On November 17, 2015 CMS issued its final clinical laboratory fee schedule with final pricing determinations which did not accept the proposed changes in reimbursement for AlloMap. The original payment rate of USD 2,821 will be maintained.

On December 23, 2015, CareDx completed the analytical validation of AlloSure, its Next Generation Sequencing test that measures donor-derived cell-free DNA in solid organ transplant patients. The AlloSure test will be performed in the recently expanded purpose-build CLIA laboratory space located at CareDx’s headquarters in California.

In January 2016, Diaxonhit, a French leader in specialty in-vitro diagnostics for transplantation, infectious diseases and cancer, announced the completion of the transfer of the CareDx proprietary AlloMap gene expression test into the Strasbourg University Hospital Central Immunology Laboratory (HUS) in France. This rigorous, multi-step validation process has demonstrated that AlloMap test results released from the HUS laboratory are equivalent to AlloMap results generated by the CareDx main laboratory in the United States. With the completion of this technology transfer, patient samples can now be tested at HUS. Commercialization of AlloMap in Europe is underway through CareDx’ partner Diaxonhit.

Diaxonhit has utilized its expertise in transplantation to design health economic studies for AlloMap reimbursement in Europe. The French Ministry of Health has recently approved the funding of a study designed to demonstrate that AlloMap is non-inferior to biopsy to inform about the risk of acute cellular rejection among French heart transplant patients. Otherwise, there have not been any significant changes in CareDx financial position or market position since the publication of the third quarter 2015 financial results was published on November 11,

2015.

To fund a portion of the Transaction and for certain purposes described below, on December 15, 2015, CareDx entered into a commitment letter and fee letter (collectively, the “Commit-ment Letter”) with Oberland Capital SA Davos LLC (collectively with its affiliates and assignees, “Oberland Capital”), which Commitment Letter was amended and restated in its entirety on February 8, 2016, which sets forth the binding commitment to provide a six-month bridge loan of USD 18.0 million to CareDx. Interest based on a fixed rate of 20 percent will be paid monthly with principal due upon maturity. For further information please refer to the section “Capitalization, indebtedness and other financial information “ Credit facilities”.

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Information about CareDx

Board of Directors, Senior Management and Auditors

The members of the Board of Directors of CareDx, the year of their initial election, their current term of office, position, committee memberships and independence in relation to CareDx are set out in the table below:

Name	Year of initial election	Annual Meeting when term expires	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Science and Technology Committee	Independent in relation to CareDx[1]
Michael D. Goldberg *Chairman of the Board*	2011	2017	Member	Member			Yes
Peter Maag *President, Chief Executive Officer and Director*	2012	2017					No
Brook Byers *Director*	2003	2016		Chair	Member		Yes
Fred E. Cohen *Director*	2003	2016		Member		Member	Yes
Ralph Snyderman *Director*	2005	2018			Chair	Chair	Yes
George W. Bickerstaff III *Director*	2014	2018	Chair				Yes
William Hagstrom *Director*	2015	2016	Member				Yes

1) Independence determined in accordance with current listing standards of Nasdaq Global Market.

Biographies for the members of the Board of Directors

Peter Maag, Ph.D

President, Chief Executive Officer and Director

Dr. Peter Maag has served as the President, Chief Executive Officer and Director at CareDx since October 2012. Prior to joining CareDx Dr. Maag held numerous positions with increasing responsibilities at Novartis International AG from 2001 to 2012, including President of Novartis Diagnostics between 2009 and 2012. Dr. Maag also worked at McKinsey & Company, focusing on healthcare and globalization from 1996 to 2001. Dr. Maag studied pharmaceutical sciences in Heidelberg and London, and received his Ph.D. from the University of Berlin, Germany.

Current other assignments: Phoenix Pharmahandel GmbH & Co KG, Molecular MD, Cobaltix, LLC.

Other assignments the past 5 years: Novartis International AG.

Michael D. Goldberg

Chairman of the board

Michael D. Goldberg has served as a member and the chairman of the board since November 2011. From January 2005 to May 2011, Mr. Goldberg was a partner at Mohr Davidow Ventures, a venture capital firm, where he led life sciences investments in the area of molecular diagnostics, personalized medicine, and wireless healthcare. From October 2000 to December 2004, Mr. Goldberg operated a management and financial consultancy business. In 1995, Mr. Goldberg founded OnCare, Inc., an oncology disease management company, and served as chairman until August 2001 and as chief executive officer until March 1999. In 1987, Mr. Goldberg founded Axion, Inc., a cancer treatment services company, and served as chief executive officer until its sale in 1995. Prior to Axion, Mr. Goldberg was a partner at the venture capital firm, Sevin Rosen Management Company, from 1985 to 1987, where he established the firm's life science practice, and was director of corporate development at Cetus Corporation from 1981 to 1985. Mr. Goldberg has served on boards and advisory boards of a number of industry, academic, and public policy institutions in biotechnology and finance, including the board of the Independent Citizens Oversight Committee, which is the governing board for the California Institute for Regenerative Medicine, the board of the Western Association of Venture Capitalists, the advisory boards for the Harvard Center for Genetics and Genomics, the Berkeley Center for Law and Technology, and the UCSF Center for Translational and Policy Research on Personalized Medicine. Mr. Goldberg holds a BA from Brandeis University and an MBA from the Stanford Graduate School of Business.

Current other assignments: DNAnexus, Inc, Nodality Inc., Ince-Health, Inc., eHealth, Inc.

Other assignments the past 5 years: iRythm Technologies, Inc. Conventis, Inc., Ventus Medical, Inc.

Brook Byers

Director

Brook Byers has served as a board member since January 2003. Mr. Byers has been a venture capital investor since 1972 and is a managing partner of Kleiner Perkins Caufield & Byers (KPCB), a venture capital firm, which he joined in 1977. He has been

84 | CareDx' offer to the shareholders of Allenex

closely involved with more than sixty new technology-based ventures, many of which have subsequently become public companies. He formed the first life sciences practice group in the venture capital profession in 1984 and led KPCB to become a premier venture capital firm in the medical, healthcare and biotechnology sectors. Mr. Byers is on the board of trustees of Stanford University and serves as a board member for the non profits, University of California, San Francisco Medical Foundation and the New Schools Foundation. Mr. Byers received the UCSF Medal, its honorary degree equivalent, in 2007. In 2008, Mr. Byers was elected a fellow of the American Academy of Arts and Scientists. Mr. Byers received the Lifetime Achievement Award from the National Venture Capital Association in 2009, and in 2010 he received an honorary PhD from Georgia Institute of Technology. Mr. Byers received an MBA from Stanford University and a BS in Electrical Engineering from Georgia Institute of Technology.

Current other assignments: Zephyr Health, Inc., Pacific Biosciences of California, Inc., TechNet, UCSF Foundation, Navi-genics, Inc., NewSchools Venture Fund, Enjoy, Inc., Newsela

Other assignments the past 5 years: Veracyte, Inc., Genomic Health, Inc., CardioDX, Inc., Crescendo Biosciences, Inc., Elcelyx, Inc., Five Prime Therapeutics, Inc., Foundation Medicine, Inc., Navigenics Corporation, OptiMedica, Inc., Tethys Bioscience,

Inc.

Fred E. Cohen

Director

Fred E. Cohen has served as a board member since January 2003. Dr. Cohen is a Partner at TPG, a global private equity firm. Dr. Cohen joined TPG in 2001, and serves as head of TPG”s bio-technology group. Dr. Cohen continues to serve as an Adjunct Professor of Cellular and Molecular Pharmacology at the University of California, San Francisco, where he has taught since 1988. Dr. Cohen has played a role on the Board of Directors or scientific advisory board of a variety of biotechnology companies including UCSF until 2014. He received his MD from Stanford University, his PhD in Molecular Biophysics from Oxford University as a Rhodes Scholar, and his BS in Molecular Biophysics and Biochemistry from Yale University. Dr. Cohen was elected to the Institute of Medicine of the National Academics in 2004 and the American Academy of Arts and Sciences in 2008. Dr. Cohen also serves as a fellow of the American College of Physicians since 1989, a member of the American Society for Clinical Investigation and the Association of American Physicians, and is the recipient of several awards and honors including the Burroughs-Wellcome New Initiatives in Malaria Award, the LVMH Science Pour L”Art Prize (shared with Stanley Prusiner), a Searle Scholars Award, and Young Investigator Awards from the Endocrine Society and the Western Society for Clinical Investigation.

Current other assignments: BioCryst Pharmaceuticals, Inc., Roka Bioscience, Inc., Veracyte, Inc., Five Prime Therapeutics, Inc., Genomic Health, Inc.

Other assignments the past 5 years: Anoborex, Inc., Proteo-Genix, Inc., Aptalis Pharma US, Inc., Quintiles Transnational, Inc.

Information about CareDx

Ralph Snyderman, M.D.

Director

Ralph Snyderman has served as a board member since May 2005. Dr. Snyderman has held the position of chancellor emeritus and James B. Duke Professor of Medicine at Duke University since July 2004. From January 1989 to June 2004, he served as chancellor for health affairs at the Duke University School of Medicine, and was the founding CEO and president of the Duke University Health System. From January 2006 to November 2009, he was a Venture Partner at New Enterprise Associates, a venture capital firm. He previously served on the boards of directors of The Procter & Gamble Company, Pharmaceutical Product Development, LLC (PPD), Trevena, Inc., Crescendo Bioscience, Inc. and Targacept, Proventys, and Predictive Health Technologies. He currently serves on the boards of Nodality, Inc., Press Ganey Associates, Inc., Liquida Technologies, Inc., SenGenix, Inc., Linus Oncology, and Veritas Collaborative Holdings, LLC Dr. Snyderman is a member of the Association of American Physicians, where he served as president from 2003 to 2004, the Association of American Medical Colleges, where he served as chair from 2001 to 2002, the Institute of Medicine, and the American Academy of Arts & Sciences. Dr. Snyderman holds a BS in pre-medical studies from Washington College, an MD from the State University of New York, Downstate Medical Center, and completed an internship and residency in Medicine at Duke University.

Current other assignments: Nodality, Inc., Press Ganey Associates, Inc., Liquidia Technologies, Inc., SenGenix, Inc., Linus Oncology, Inc., Veritas Collaborative Holdings, Inc.

Other assignments the past 5 years: The Procter & Gamble Company, Pharmaceutical Product Development, LLC (PPD), Trevena, Inc., Crescendo Bioscience, Inc., Targacept, Inc., Proventys, Inc., Predictive Health Technologies, Inc.

George W. Bickerstaff III

Director

George W. Bickerstaff III has served as a board member since April 2014. Mr. Bickerstaff is currently the managing director of M.M. Dillon & Co., LLC, which he joined in 2005. Prior to that, Mr. Bickerstaff held various positions with Novartis International AG, a global leader in pharmaceuticals and consumer health, including chief financial officer of Novartis Pharma AG from October 2000 to May 2005. From December 1999 to September 2000, Mr. Bickerstaff served as executive vice president and chief financial officer of Workscape, Inc. a provider of employee-related information services. From July 1998 to December 1999, Mr. Bickerstaff served as executive vice president and chief financial officer of Uniscribe Professional Services, Inc., a nationwide provider of paper and technology-based document management solutions. From January 1998 to June 1998, Mr. Bickerstaff served as executive vice president and chief financial officer of Intellisource Group, Inc., a provider of information technology solutions to the federal, state and local government and utility markets. From July 1997 to December 1997, Mr. Bickerstaff served as vice president of finance at Cognizant Corporation, a global business information services company. From January 1990 to June 1997, Mr. Bickerstaff

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served in various senior finance roles, including chief financial officer of IMS Healthcare, a global business information services company in the healthcare and pharmaceutical industries. Prior to that, Mr. Bickerstaff held various finance, audit, and engineering positions with the Dun & Bradstreet Corporation from 1985 to 1989, and General Electric Company from 1978 to 1985. Mr. Bickerstaff”s nonprofit activities include serving on the Board of Directors of the International Vaccine Institute, the International Centre for Missing and Exploited Children, the Center for Disease Dynamics, Economics & Policy, and The Global Alliance for Vaccines and Immunization. Mr. Bickerstaff received a BS in engineering and a BA in business administration from Rutgers University in 1978.

Current other assignments: CarDax Pharmaceuticals, Inc., Cardax, Inc., and Viventia, Inc.

Other assignments the past 5 years: “

William Hagstrom

Director

William Hagstrom has served as a board member since March 2015. William Hagstrom is currently the founder and CEO of Octave Bioscience, an early stage molecular diagnostics company focused on neurodegenerative diseases and conditions. In 2007, Mr. Hagstrom secured financing for Crescendo Bioscience, a specialty diagnostics company focused on autoimmune and inflammatory diseases managed by rheumatologists. Serving as president and chief executive officer, he led the development of the company”s product pipeline, operations infrastructure and commercial strategy. In 2014, Crescendo was acquired by Myriad Genetics as a wholly owned subsidiary. Prior to founding Crescendo Bioscience, Mr. Hagstrom was president of Alpha BioPartners, a strategic consulting firm for early stage biotech-nology companies. While at Alpha, Mr. Hagstrom co-founded Biolytx Pharmaceuticals and Altheus Therapeutics. Mr. Hag-strom also served as interim CEO of Selexys Pharmaceuticals and Inoveon. Prior to this he was Chairman and CEO of UroCor, a specialty diagnostics company focused on urological cancers and complex diseases. Under Mr. Hagstrom”s leadership, the company was an Inc. 500 company from 1992 through 1995, before becoming public in 1996. Previously, Mr. Hagstrom held executive positions at some of the largest multinational health-care companies in the world, including Becton Dickinson, Amer-ican Hospital Supply and Baxter International, where he served as vice president of the company”s billion-dollar scientific products division. Mr. Hagstrom has served on a variety of Boards over the last 15 years, including Prometheus Laboratories. Mr. Hagstrom received a BS degree in business management from Bob Jones University.

Current other assignments: Crescendo Bioscience, Inc. Other assignments the past 5 years: “

Board committees

The Board has four standing committees: an Audit Committee, a Compensation Committee, a Technology Committee and a Nominating and Corporate Governance Committee. Below is a description of each standing committee of the Board. Each committee of the Board has a written charter approved by the Board.

Audit Committee

The Audit Committee oversees CareDx’ corporate accounting and financial reporting process and assists the Board of Directors in oversight of the integrity of the financial statements, compliance with legal and regulatory requirements, the independent auditor“s qualifications, independence and performance, and the internal accounting and financial controls. The Audit Committee is responsible for selecting and hiring CareDx’ independent registered public accounting firm and pre-approving any audit and non-audit services to be performed by CareDx’ independent registered public accounting firm. The Audit Committee is also responsible for reviewing and discussing with management and the independent registered public accounting firm the results of CareDx’ annual audit, its quarterly financial statements and its publicly filed reports.

The current members of the Audit Committee are George W. Bickerstaff (Chairman), William Hagstrom and Michael D. Gold-berg.

Compensation committee

The Compensation Committee is responsible for reviewing, approving and overseeing CareDx’ overall compensation strategy and compensation policies and programs. The Compensation Committee is also responsible for overseeing CareDx’ overall compensation philosophy, compensation plans and benefits programs as well as administrating CareDx’ equity compensation plans.

The current members of the Compensation Committee are Brook Byers (Chairman), Fred E. Cohen and Michael D. Goldberg.

Science and Technology Committee

The Science and Technology Committee is responsible for meeting with CareDx’ science and technology leaders to review CareDx’ internal research and technology leaders to review CareDx’ internal research and technology development activities and provide input as deems appropriate. The Science and Technology Committee is also responsible for reviewing technologies that CareDx considers for licensing and acquisition and reviewing CareDx’ development of its technical goals and research and development strategies.

The current members of the Science and Technology Committee are Ralph Snyderman (Chairman) and Fred E. Cohen.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for evaluating and making recommendations regarding the composition, organization, and governance of CareDx’ Board of Directors and its committees and reviewing and making recommendations with regard to CareDx’ corporate governance guidelines and compliance with laws and regulations. The Nominating and Corporate Governance Committee is also responsible for reviewing and approving conflicts of interest of CareDx’ directors and corporate officers, other than related person transactions reviewed by the audit committee.

The current members of the Nominating and Corporate Governance Committee are Ralph Snyderman (Chairman) and Brook Byers.

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Corporate governance and code of business conduct and ethics

CareDx complies with the rules and regulations of the SEC and the listing rules for companies listed on Nasdaq Global Market. CareDx’ Board of Directors has adopted Corporate Governance Guidelines. These guidelines address items such as the qualifications and responsibilities of CareDx’ directors and director candidates and corporate governance policies and standards applicable to CareDx in general. In addition, CareDx’ Board of Directors has adopted a Code of Business Conduct and Ethics that applies to all of CareDx’ employees, officers and directors, including the Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers.

Remuneration to the Board of Directors

Directors who are employees do not receive any additional compensation for their service on CareDx’ Board of Directors. CareDx reimburse its non-employee directors for their reasonable out-of-pocket costs and travel expenses in connection with their attendance at Board of Directors and committee meetings. In 2014, certain of CareDx non-employee directors received cash compensation and options to purchase shares of CareDx’ common stock pursuant to its 2008 Equity Incentive Plan and 2014 Equity Incentive Plan.

The table below sets forth the compensation for non-employee directors during fiscal 2014.

Annual Retainer Fee

Position(USD)

Information about CareDx

Two-thirds of each non-employee director“s retainer was paid in the form of common stock of CareDx, the remaining one-third was paid in cash. At the individual“s election each quarter, each nonemployee director was permitted to elect to receive 100 percent of their retainer in the form of common stock of CareDx.

In addition, nondiscretionary, automatic grants of nonstatu-tory stock options will be made to CareDx’ non-employee directors. Any nonemployee director who first joins CareDx’ Board of Directors on or after the effective date of its 2014 Equity Incentive Plan will be automatically granted an initial stock option to purchase 10,948 shares of CareDx’ common stock at an exercise price equal to the fair market value of CareDx’ common stock on the date of grant. The options will vest and become exercisable in equal monthly installments beginning with the first monthly anniversary after the grant date over the following three years. On the first business day after each annual meeting of CareDx’ shareholders, each non-employee director who continues to serve on the Board of Directors will be automatically granted an option to purchase an additional 5,255 shares of CareDx’ common stock at an exercise price equal to the fair market value of CareDx’ common stock on the date of grant. Each of these options will vest and become exercisable in equal monthly installments beginning with the first monthly anniversary after the grant date over the following one year. The vesting of the options described above will accelerate in full upon a “change in control” as defined in CareDx’ 2014 Equity Incentive Plan.

Non-Employee Director 30,000

Chairman of the Board 65,000

Audit Committee Chair 20,000

Audit Committee Member 10,000

Compensation Committee Chair 12,000

Compensation Committee Member 6,000

Nominating and Corporate Governance

Committee Chair 8,000

Nominating and Corporate Governance

Committee Member 4,000

Science and Technology Committee Chair “

Science and Technology Committee Member “

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Information about CareDx

The following table sets forth the compensation accrued or paid by CareDx to certain non-employee directors during the year ended December 31, 2014, for service on the Board of Directors.

Name	Fees Earned or Paid in Cash (USD)	Stock Awards[1]	Option Awards (USD)[2]	Total (USD)
Michael D. Goldberg	75,227	31,166	304,854[3]	411,247
Brook Byers	3,194	17,060	77,033[4]	97,287
Ralph Snyderman	2,639	14,091	77,033[5]	93,762
Fred E. Cohen	7,028	12,913	77,033[6]	96,973
George W. Bickerstaff, III	12,184	19,219	77,033[7]	108,436
William A. Hagstrom[8]	–	–	–	–

1) The amounts in this column represent the fair value of common stock granted in lieu of cash retainers pursuant to CareDx' outside director compensation plan. Amounts represent the aggregate fair value of the stock awards computed as of the grant date of each stock award in accordance with FASB ASC Topic 718. CareDx' assumptions with respect to the calculation of these values are set forth in the notes to CareDx' audited financial statements included in CareDx' Annual Report on Form 10-K for fiscal year 2014 filed with the SEC.
2) Amounts represent the aggregate fair value of the option awards computed as of the grant date of each option award in accordance with FASB ASC Topic 718. CareDx' assumptions with respect to the calculation of these values are set forth in the notes to CareDx' audited financial statements included in CareDx' Annual Report on Form 10-K for fiscal year 2014 filed with the SEC. There can be no assurance that option awards will be exercised (in which case no value will be realized by the individual) or that the value on exercise will approximate the fair value as computed in accordance with FASB ASC Topic 718.
3) As of December 31, 2014, Mr. Goldberg held (i) an option to purchase 5,255 shares of CareDx' common stock with an exercise price of USD 10.00 per share, which vests in equal monthly installments over a one year period from July 21, 2014, (ii) an option to purchase 64,525 shares of CareDx' common stock with an exercise price of USD 2.9455 per share; 1/8 th of the shares subject to the option vested on October 31, 2011 and 1/48 th of the shares subject to the option vest monthly thereafter and (iii) an option to purchase 61,386 shares of CareDx' common stock with an exercise price of USD 12.3985 per share; 1/4 th of the shares subject to the option vested on April 7, 2015 and 1/48 th of the shares subject to the option vest monthly thereafter.
4) As of December 31, 2014, Mr. Byers held (i) an option to purchase 5,255 shares of CareDx' common stock with an exercise price of USD 10.00 per share, which vests in equal monthly installments over a one year period from July 21, 2014 and (ii) an option to purchase 10,948 shares of CareDx' common stock with an exercise price of USD 12.3985 per share; 1/36 th of the shares subject to the option vested on May 15, 2014 and 1/36 th of the shares subject to the option vest monthly thereafter.
5) As of December 31, 2014, Dr. Snyderman held (i) an option to purchase 5,255 shares of CareDx' common stock with an exercise price of USD 10.00 per share, which vests in equal monthly installments over a one year period from July 21, 2014, (ii) an option to purchase 10,948 shares of CareDx' common stock with an exercise price of USD 12.3985 per share; 1/36 th of the shares subject to the option vested on May 15, 2014 and 1/36 th of the shares subject to the option vest monthly thereafter (iii) an option to purchase 11,678 shares of CareDx' common stock with an exercise price of USD 2.329 per share, which is fully vested and (iv) an option to purchase 14,598 shares of CareDx' common stock with an exercise price of USD 3.699 per share, which is fully vested.
6) As of December 31, 2014, Dr. Cohen held (i) an option to purchase 5,255 shares of CareDx' common stock with an exercise price of USD 10.00 per share, which vests in equal monthly installments over a one year period from July 21, 2014 and (ii) an option to purchase 10,948 shares of CareDx' common stock with an exercise price of USD 12.3985 per share; 1/36 th of the shares subject to the option vested on May 15, 2014 and 1/36 th of the shares subject to the option vest monthly thereafter.
7) As of December 31, 2014, Mr. Bickerstaff held (i) an option to purchase 5,255 shares of CareDx' common stock with an exercise price of USD 10.00 per share, which vests in equal monthly installments over a one year period from July 21, 2014 and (ii) an option to purchase 10,948 shares of CareDx' common stock with an exercise price of USD 12.3985 per share; 1/36 th of the shares subject to the option vested on May 15, 2014 and 1/36 th of the shares subject to the option vest monthly thereafter.
8) Mr. Hagstrom joined the Board of Directors in March of 2015 and therefore did not receive any compensation during 2014.

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Executive Officers of CareDx

Biographies of the Executive Officers of CareDx

Below are the biographies for the Executive Officers of CareDx. For the biography of Peter Maag, PhD., see “Biographies for the Members of the Board of Directors”

James P. Yee, MD, PhD

Executive Vice President and Chief Medical Officer

Dr. James P. Yee has served as the executive vice president and chief medical officer since August 2006. Prior to joining CareDx Dr. Yee served as Vice President and Head of Development for Celera Genomics, from January 2003 to June 2006. From June 1995 to December 2002, Dr. Yee served as Vice President of Clinical and Pre-Clinical Research for the Inflammatory and Viral Diseases Unit at Roche Pharmaceuticals. Earlier in his career, Dr. Yee held a variety of research positions of increasing responsibility at Syntex Corporation, including Vice President and Director of the Institute for Clinical Medicine from 1989 to 1992. Dr. Yee is certified in internal medicine by the American Board of Internal Medicine. Dr. Yee holds a B.S. in Electrical Engineering and Computer Science and a Ph.D. in Biophysics from the University of California at Berkeley, and an M.D. from the University of Cali-fornia, Los Angeles School of Medicine.

Current other assignments: “ Other assignments the past 5 years: “

Matthew J. Meyer, JD

Chief Business Officer

Matthew J. Meyer has served as Chief Business Officer at CareDx since February 2012. Prior to that, he served as Vice President of Corporate Development and Legal Affairs starting in August 2010. Mr. Meyer has over 15 years of business development, marketing, legal and commercial experience in the global life sciences industry. Prior to joining CareDx, Mr. Meyer was Vice President, Business Development and General Counsel at Cer-imon Pharmaceuticals from January 2008 to August 2010, where he led the in-license and partnering of prescription pharmaceuticals in the fields of pain and inflammation. Prior to that, Mr. Meyer held Executive Officers positions at Draeger Medical Systems, most recently serving as Vice President and General Counsel from September 2006 to December 2007. Prior to Draeger, from July 2004 to August 2006 Mr. Meyer held positions of increasing responsibility at Novartis Pharma AG in Basel, Switzerland, including serving as Head of Global Marketing Channel Solutions. Previously, from January 2000 to June 2004 Mr. Meyer was Vice President, Global Business Development and Legal Affairs at RxCentric, Inc., which was acquired by Allscripts Healthcare Solutions Inc. in 2003 and integrated into its Physician”s Interactive division, which was a leader in online life science marketing programs to physicians. Prior to that, Mr. Meyer served as a commercial and transactional attorney at Pfizer Inc. from 1995 to 2000, working in the US headquarters

Information about CareDx

and the United Kingdom. Mr. Meyer graduated cum laude and Phi Beta Kappa with a Bachelor of Arts degree from Cornell University. He earned his Juris Doctor degree from Villanova University School of Law.

Current other assignments: “ Other assignments the past 5 years: “

Mitchell J. Nelles, PhD

Chief Operating Officer

Mitchell J. Nelles has served as Chief Operating Officer at CareDx since January 2012. Prior to that, Dr. Nelles served as CareDx’ Vice President, Research and Development and Technical Operations since December 2006. From August 2003 to October 2006, Dr. Nelles was Vice President of North America Research and Development at bioMerieux Inc. in an in vitro diagnostics company. From December 2001 to July 2003 Dr. Nelles was Vice President of R&D at TriPath Oncology (TriPath Imaging) where he led the efforts to develop molecular-based products for the diagnosis and prognosis of breast and cervical cancer. Earlier in his career, Dr. Nelles held a variety of technical and managerial positions of increasing responsibility, including Vice President, Transfusion Medicine and Immunodiagnostic Assay R&D at Ortho Clinical Diagnostics (Johnson & Johnson) between 1982 and 2001. Dr. Nelles received his bachelor”s degree from Rutgers College in biological sciences, his PhD in immunology/biomedical sciences from the University of Texas, Health Sciences Center at Dallas (UTHSCD)/Southwestern Medical School, and completed postdoctoral training in immune regulation at Brandeis University.

Current other assignments: “ Other assignments the past 5 years: “

Ken Ludlum, MBA

Chief Financial Officer

Ken Ludlum has served as Chief Financial Officer at CareDx since March 2014. From April 2011 to October 2013, Mr. Ludlum served as the Vice President and Chief Financial Officer of Endo-Gastric Solutions, Inc. From April 2008 to November 2009, he served as Senior Vice President Finance & Administration, CFO for Paracor Medical Inc. Mr. Ludlum has over 30 years of business and financial experience working with healthcare and bio-tech companies, including service as CFO for two other publicly-held companies, Perclose, Inc, from 1995 to 2000, and Alteon, Inc., from 1992 to 1994. He has served on the Board of Directors of several public and private medical or biotechnology companies. Mr. Ludlum holds a Bachelor of Science degree in business from Lehigh University and a Master of Business Administration degree from Columbia University.

Current other assignments: “ Other assignments the past 5 years: “

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Information about CareDx

John J. Sninsky, Ph.D
Chief Scientific Officer
Dr. John Sninsky has served as the Chief Scientific Officer at CareDx since January 2015. Most recently, Dr. Sninsky served as Vice President of Discovery Research at Celera Corporation (now part of Quest Diagnostics) from October 2000 to August 2004 (May 2011 to August 2014 as part of Quest Diagnostics). He has co-authored over 100 scientific papers and was the recipient of the Hoffmann-La Roche R & D Prize in 1997 for his efforts in applying PCR to virology and developing assays for measuring viral load in HIV-infected individuals, as well as the Centers for Disease Control (CDC) Charles C. Shepherd Science Award in 1988 and the Pan American Society for Clinical Virology Award in 1992. Dr. Sninsky received a bachelor's degree in biology from Bates College and a Ph.D. in biology from Purdue University. He was a postdoctoral fellow in Genetics and Medicine at Stanford University School of Medicine. Early in Dr. Sninsky's career, he was on the faculty at Albert Einstein College of Medicine (AECOM) in the Department of Microbiology and Immunology with a joint appointment in the Department of Molecular Biology and a member of the AECOM Liver and Cancer Centers.
Current other assignments: –
Other assignments the past 5 years: –

Remuneration to Executives Officers

Summary compensation table

The following table provides information regarding the compensation awarded to, or earned by, CareDx' Executive Officers, including each of its named Executive Officers, during 2013 and 2014.

Name and Principal Position Year	Year	Salary (USD)[1]	Bonus (USD)	Stock Awards (USD)	Option Awards (USD)[2]	Non-Equity Incentive Plan Compensation (USD)	Total (USD)
Peter Maag	2014	370,735	176,904	–	535,180	–	1,082,819
President and Chief Executive Officer	2013	350,000	190,000	–	–	–	540,000
James P. Yee	2014	373,877	150,648	–	102,916	–	627,441
Chief Medical Officer	2013	365,650	146,260	–	–	–	511,910
Matthew J. Meyer	2014	317,498	128,000	–	68,606	–	514,104
Chief Business Officer	2013	308,250	123,300	–	–	–	431,550

1) Represents amounts paid as a discretionary bonus to CareDx' Executive Officers, including CareDx' named Executive Officers, for their performance in 2014 as compared against the performance goals set in accordance with CareDx' Executive Incentive Compensation Plan.
2) The amounts in this column represent the aggregate fair value of the award computed as of the grant date of each option award in accordance with FASB ASC Topic 718. Our assumptions with respect to the calculation of these values are set forth in the notes to CareDx' audited financial statements included in CareDx' Annual Report on Form 10-K for fiscal year 2014 filed with the SEC.

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Information about CareDx

Outstanding Equity Awards at Fiscal Year-End

The following table presents certain information concerning equity awards held by CareDx' Executive Officers, including each of CareDx' named Executive Officers, as of December 31, 2014.

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price (USD)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares That Have Not Vested (#)
Peter Maag	10/17/2012[1)]	131,901	58,037	0.548	10/17/2022	–	–
	04/08/2014[2)]	113,868	–	12.3985	04/08/2024	–	–
James P. Yee	10/25/2006[2) 3) 5)]	14,598	–	3.25	10/25/2016	–	–
	09/27/2007[3) 4) 5)]	29,197	–	3.3565	09/27/2017	–	–
	04/08/2010[3) 4) 5)]	3,649	–	3.699	04/08/2020	–	–
	08/27/10[3) 4) 5)]	3,649	–	3.973	08/27/2020	–	–
	04/08/2014[2)]	21,897	–	12.3985	04/08/2024	–	–
Matthew J. Meyer	01/10/2011[2) 3) 5)]	3,317	–	3.014	01/10/2021	–	–
	01/10/2011[2) 3) 5)]	33,178	–	3.014	01/10/2021	–	–
	04/08/2014[2)]	14,598	–	12.3985	04/08/2024	–	–

1) The shares subject to the stock option vest as follows: 2/48 th of the total shares vest each month on the monthly anniversary of the vesting commencement date for twelve (12) months, and, thereafter, 1/36 th of the remaining shares vest in equal monthly installments, subject to executive's continued employment on each applicable vesting date.
2) The shares subject to the stock option vest as follows: 1/4 th of the total shares vest on the one year anniversary of the vesting commencement date, and, thereafter, 1/48 th of the total shares vest in equal monthly installments, subject to executive's continued employment on each applicable vesting date.
3) The stock option is subject to accelerated vesting as to the unvested portion of the option upon a qualifying termination of the executive's employment with CareDx following a change of control, as described under "*Potential payments and benefits upon termination or change in control for executive officers.*"
4) The shares subject to the stock option vest as follows: 1/48 th of the total shares vest in equal monthly installments on the monthly anniversary of the vesting commencement date, subject to executive's continued employment on each applicable vesting date.
5) The option is exercisable as to unvested shares, provided that any unvested shares are subject to a repurchase right upon a termination of service.

Non-equity incentive plan compensation

Each of CareDx' named Executive Officers is eligible for cash annual incentive payments. For 2014, Dr. Maag had a target annual incentive of up to 55 percent of his base salary, as contractually set forth in his Chief Executive Employment Agreement described below. Each other named Executive Officers is eligible for a target annual incentive of 40 percent of his base salary.

Payment of an incentive is based on CareDx' performance against certain key performance indicators. For 2014, CareDx' key performance indicators included patients served, its profits, its partnering relationships, its pipeline, and its performance culture. CareDx measure its actual performance against its budgeted goals, and then determine an incentive payout.

Potential payments and benefits upon termination or change of control for Executive Officers

Peter Maag

Pursuant to Dr. Maag's Change of Control and Severance Agreement, dated May 1, 2014, if within two months prior to, or twelve months following a change of control, CareDx or its successor terminate Dr. Maag's employment without cause, Dr. Maag will be entitled to (a) twelve months' severance, (b) acceleration of vesting equal to 100 percent of any unvested options, (c) a lump sum payment equal to Dr. Maag's annual bonus, and (d) twelve months of continued benefits, provided, that such reimbursement will cease on the date that Dr. Maag becomes covered under a similar plan of a new employer. Pursuant to the agreement, if CareDx or a successor terminate Dr. Maag's employment without cause and such termination occurs outside of a change of control event, Dr. Maag will be entitled to (a) twelve months' severance, and (b) twelve months of continued benefits, provided, that such reimbursement will cease on the date that Dr. Maag becomes covered under a similar plan of a new employer.

James P. Yee

Pursuant to Dr. Yee's Change of Control and Severance Agreement, dated May 1, 2014, if within two months prior to, or twelve months following a change of control, CareDx or its successor terminate Dr. Yee's employment without cause, Dr. Yee will be entitled to (a) twelve months' severance, (b) acceleration of vesting equal to 100 percent of any unvested options, (c) a lump sum payment equal to Dr. Yee's annual bonus and (d) twelve months of continued benefits, provided, that such reimbursement will cease on the date that Dr. Yee becomes covered under a similar plan of a new employer. Pursuant to the agreement, if CareDx or a successor terminate Dr. Yee's employment without cause and such termination occurs outside of a change of control event, Dr. Yee will be entitled to (a) six months' severance, and (b) six months of continued benefits, provided, that such reimbursement will cease on the date that Dr. Yee becomes covered under a similar plan of a new employer.

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Information about CareDx

Matthew J. Meyer

Pursuant to Mr. Meyer's Change of Control and Severance Agreement, dated May 1, 2014, if within two months prior to, or twelve months following a change of control, CareDx or its successor terminate Mr. Meyer's employment without cause, Mr. Meyer will be entitled to (a) twelve months' severance, (b) acceleration of vesting equal to 100 percent of any unvested options, (c) a lump sum payment equal to Mr. Meyer's annual bonus and (d) twelve months of continued benefits, provided, that such reimbursement will cease on the date that Mr. Meyer becomes covered under a similar plan of a new employer. Pursuant to the agreement, if CareDx or a successor terminate Mr. Meyer's employment without cause and such termination occurs outside of a change of control event, Mr. Meyer will be entitled to (a) six months' severance, and (b) six months of continued benefits, provided, that such reimbursement will cease on the date that Mr. Meyer's becomes covered under a similar plan of a new employer.

For purposes of the change of control agreements, "cause" means generally:

- executive's material failure to perform his stated duties after a notice of failure and a cure period of ten days;
- executive's material violation of CareDx' policies or any written agreement or covenant with CareDx;
- executive's conviction of, or entry of a plea of guilty or nolo contendere to, a felony;
- a willful act by executive that constitutes gross misconduct and which is injurious to CareDx;
- executive's commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to CareDx;
- the unauthorized use or disclosure by executive of any of CareDx' proprietary information or trade secrets or any other party to whom he owes an obligation of nondisclosure as a result of his relationship with CareDx; or
- executive's willful failure to cooperate with an investigation by a governmental authority

Shareholdings in CareDx by the Directors and Executive Officers

The table below sets out information about the directors and Executive Officers holding of CareDx Shares and CareDx Shares subject to awards and options as of the date of the Offer Document.

Directors and Named Executive Officers	Common stock	Shares subject to stock awards outstanding	Shares subject to option awards outstanding
Peter Maag	33,250	40,000	447,556
James P. Yee	17,098	18,500	140,990
Matthew J. Meyer	2,500	18,500	119,093
Mitchell J. Nelles	28,777	18,500	97,195
Ken Ludlum	14,500	33,500	148,949
John J. Sninsky	75,000	11,000	33,000
George W. Bickerstaff, III	8,282	–	21,458
Brook Byers	768,741	–	21,458
Fred E. Cohen	6,947	–	21,458
Michael D. Goldberg	43,454	–	136,421
Ralph Snyderman	21,046	–	59,412
William A. Hagstrom	4,408	–	16,203

2008 Plan, 2014 Plan and ESPP

Prior to its IPO in July 2014, CareDx had one active stock option plan, the 2008 Equity Incentive Plan ("**2008 Plan**"), one assumed stock option plan (the ImmuMetrix 2013 Equity Incentive Plan) and one terminated stock option plan, the 1998 Stock Plan. Upon its IPO, CareDx reserved 838,695 shares of common stock for issuance under a new 2014 Equity Incentive Plan ("**2014 Plan**"). The shares reserved for issuance under the 2014 Plan also include shares returned to the 2008 Plan as the result of expiration or termination of options, provided that the maximum number of shares that may be added to the 2014 Plan thereby is limited to a maximum of 865,252 shares. The number of shares available for issuance under the 2014 Plan will also include an annual increase on the first day of each year beginning in 2014, equal to the least of:

- 357,075 shares;
- 4.0 percent of the outstanding shares of common stock as of the last day of the immediately preceding year;
- Or such other number of shares as CareDx' Board of Directors may determine.

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Information about CareDx

Share-based incentive programs

The following table summarizes option activity and related information for the period January 1 – September 30, 2015:

	Stock Options Outstanding	Weighted-average Exercise Price (USD)
Balance – December31, 2014	1,031,804	7.4
Granted	558,578	6.4
Exercised	(23,284)	1.9
Forfeited	(55,450)	7.8
Expired	(1,169)	12.4
Balance – September 30, 2015	1,510,479	7.1

There were 434,255 shares available for the granting of stock options, restricted stock units and restricted stock from the 2014 Plan as of September 30, 2015. Options outstanding and exercisable that have vested or are expected to vest as of September 30, 2015 are as follows:

	No. of Shares	Weighted-average Exercise Price (USD)	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (USD thousands)
Vested	629,151	5.52	7.34	834
Expected to vest	881,328	8.13	9.10	127
Total	1,510,479			961

2014 Employee Stock Purchase Plan

CareDx' Board of Directors adopted our 2014 Employee Stock Purchase Plan (the "**ESPP**") in March 2014 and its shareholders approved the ESPP in July 2014.

However, CareDx' ESPP was not made available to its employees until January 1, 2015. The first offering period of the ESPP began on January 1, 2015 and ended June 30, 2015. Under the first offering period, 36,696 shares were purchased under the ESPP. At September 30, 2015, the proceeds from the issuance of shares were USD 0.2 million and a total of 186,473 shares of CareDx' common stock is available for sale under the ESPP.

The option price per share of common stock to be paid by a participant upon exercise of the participant's option on the applicable exercise date for an offering period shall be equal to 85 percent of the lesser of the fair market value of a share of common stock on (a) the applicable grant date or (b) the applicable exercise date.

Additional information on the Board of Directors and Executive Officers

All members of the Board and the Executive Officers may be reached at the address of CareDx' principal executive offices, 3260 Bayshore Boulevard, Brisbane, CA 94005, USA. There are no family ties between the members of the Board and/or the Executive Officers. No member of the Board of Directors or Executive Officers has been convicted in any fraudulent offences in the past five years. No member of the Board of Directors or the Executive Officers has been involved in any bankruptcy, receiverships or liquidations in the past five years. Nor has any of the Board of Directors or Executive Officers in the past five years been the subject of any incrimination and/or sanction by statutory or regulatory authorities. No member of the board or Executive Officers of CareDx has, during the past five years, been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of affairs of a company. No member of the Board of Directors of CareDx or the Executive Officers has any private interests which could conflict with those of CareDx. CareDx has not entered into any agreement with any member of the board or Executive Officers concerning benefits after termination of the assignment. However, certain senior managers may be entitled to severance payment if CareDx terminate their employment. For further information see "*Potential Payments and Benefits upon Termination or Change of Control for Officers*".

Auditors

Ernst & Young LLP (275 Shoreline Drive, Redwood City, CA 94065, USA) has been CareDx' independent registered public accounting firm since 2010. Ernst & Young LLP conducts its audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). At CareDx' Annual Meeting held on June 16, 2015, Ernst & Young LLP was reappointed as independent registered public accounting firm for the fiscal year ending December 31, 2015.

CareDx' offer to the shareholders of Allenex | 93

Information about CareDx

Share capital and ownership structure

Share and share capital

The CareDx Shares are listed on The Nasdaq Global Stock Market LLC. The CUSIP (Committee on Uniform Securities Identification Procedures) number for the CareDx Shares is 14167L103. The ISIN Code is US14167L1035.

Pursuant to CareDx' Certificate of Incorporation, the authorized capital stock of CareDx consists of 110,000,000 CareDx shares, 100,000,000 of which are designated as common stock and 10,000,000 of which are designated as preferred stock each with a par value of USD 0.001. The aggregate par value of CareDx' authorized stock is USD 110,000.

As of the date of the Offer Document, there were 11,966,899 CareDx Shares of common stock issued and outstanding. No shares of preferred stock were outstanding. The aggregate par value for CareDx' issued and outstanding capital stock as of the date of the Offer Document, was approximately USD 11,966.90. All issued and outstanding shares of capital stock have been fully paid.

Since September 30, 2015 through the date of the Offer Document, CareDx' issued and outstanding capital stock has increased by 74,381 shares. The aggregate par value of the increase in capital stock is approximately USD 74.38. Such increase is a result of issuances of 74,381 CareDx shares as a result of shares issued under CareDx' equity incentive and employee benefit programs.

Assuming all outstanding shares in Allenex, other than those held by the Majority Shareholders, are tendered in the Offer under the All Cash Alternative, 1,366,728 CareDx Shares will be issued under the Offer, corresponding to approximately 11.4 percent of CareDx Shares outstanding as of the date of the Offer Document.

Assuming all the outstanding shares of Allenex are tendered in the Offer under the Mixed Offer Consideration Alternative 1,753,806 CareDx Shares will be issued under the Offer, corresponding to approximately 14.7 percent of CareDx Shares outstanding as of the date of the Offer Document.

The CareDx Shares have been issued under U.S. laws and are denominated in USD. These shares are not subject to any mandatory takeover bids, squeeze-outs or sell-out process. No takeover bid has occurred since CareDx was established.

For further information about the rights attached to the CareDx Shares, see "*Constitutional documents and legal comparison*".

Year	Transaction	Change in number of shares[1]	Change, aggregate par value, USD	Total number of shares	Par value per share, USD	Aggregate par value, USD
2012	Balance as of January 1, 2012 – first day of fiscal year			5,460,307	0.001	5,460.31
2012	Equity financing	708,038	708.04	6,168,345	0.001	6,168.34
2012	Issued under incentive programs	2,928	2.93	6,171,273	0.001	6,171.27
2013	Issued under incentive programs	213	0.21	6,171,486	0.001	6,171.49
2014	Acquisition of ImmuMetrix, Inc.	888,135	888.14	7,059,621	0.001	7,059.62
2014	Initial public offering	4,220,000	4,220.00	11,279,621	0.001	11,279.62
2014	Debt financing conversion	510,777	510.78	11,790,398	0.001	11,790.40
2014	Issued under incentive programs	13,572	13.57	11,803,970	0.001	11,803.97
2015	Issued under incentive programs	98,393	98.39	11,902,363	0.001	11,902.36
2016	Issued under incentive programs	64,553	64.54	11,966,916	0.001	11,966.92
2016	Returned to Treasury Shares	(17)	(0.02)	11,966,899	0.001	11,966.90
2016	Balance as of March 4, 2016 – Date of the Offer Document			11,966,899	0.001	11,966.90

1) As adjusted for a 1 for 6.85 reverse stock split that was approved on July 1, 2014 and assuming the conversion of all preferred stock to common stock.

94 | CareDx' offer to the shareholders of Allenex

Information about CareDx

Major shareholders

Under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), shareholders who hold a 5 percent or greater security interest in the issuer are required to disclose their holdings to the SEC. The following table sets forth each person, known to the Board of Directors of CareDx based on such filings, holding 5 percent or greater security interest in CareDx as of the date of the Offer Document.

Name	Number of Shares	% of capital and votes
Gagnon Securities LLC	2,300,173	19.22%
TPG Group Holdings (SBS) Advisors, Inc.	1,075,090	8.98%
Kleiner Perkins Caufield & Byers X-A L.P.	799,408	6.68%
Paragon Associates and Paragon Associates II Joint Venture	652,969	5.46%
Industry Ventures Healthcare, LLC	642,099	5.37%

Share price development

The CareDx Shares are listed on the Nasdaq Global Market under the symbol "CDNA". The chart below shows the share price development for CareDx for since its initial public offering on July 17, 2014 until December 15, 2015, the last trading day prior to the announcement of the Offer.


Share price, USD
Volume, millions
12.00
10.00
8.00
6.00
4.00
2.00
0.00
2.00
1.50
1.00
0.50
0.00
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15
CareDx
S&P500
Volume, millions

Depository

The CareDx Shares are listed on the Nasdaq Global Market in the United States. The registrar and transfer agent for CareDx Shares is Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021, USA.

Shareholders' agreements

As far as the Board of Directors of CareDx is aware, there are no shareholders' agreements or other agreements in place between the shareholder in CareDx which aim to exercise a joint influence over CareDx. Nor is the Board of Directors of CareDx aware of any agreements or equivalent which may result in any change of control over CareDx. For a description regarding the undertakings from the Majority Shareholders to accept the Offer, please see "*The Offer – Undertaking to accept the Offer*".

Dividend and dividend policy

CareDx has not paid any cash dividends on its common stock and does not currently intend to pay any cash dividends on common stock in the near future.

Board authorizations

On August 10, 2015, CareDx filed a registration statement on Form S-3 ("**Shelf Filing**") with the Securities and Exchange Commission which will allow CareDx to raise up to USD 75.0 million of common stock, preferred stock, depositary shares, warrants, debt securities and/or units in one or more offerings and in any combination.

In addition, on August 10, 2015 CareDx entered into an At The Market Issuance Sales Agreement (the "**2015 ATM Agreement**"), with Cantor Fitzgerald and Company ("**Cantor**") under which it may sell shares of its common stock from time to time in an aggregate amount not to exceed USD 19.6 million per year per the 2015 ATM Agreement and not to exceed USD 75 million in total per the Shelf Filing. Cantor may sell the shares by any method permitted by law deemed to be an "At the Market" offering as defined in Rule 415 of the Securities Act, including without limitation sales made directly on The Nasdaq Global Market, on any other existing trading market for CareDx' common stock or to or through a market maker. Cantor also may sell the shares in privately negotiated transactions, subject to

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Information about CareDx

CareDx’ prior approval. CareDx will pay Cantor a commission equal to 3 percent of the gross proceeds of the sales price of all shares sold through it as sales agent under the 2015 ATM Agreement. Approximately USD 0.3 million of costs associated with this Shelf Filing and 2015 ATM Agreement are included in general and administrative expenses for the three and nine months ending September 30, 2015.

Share-based incentive programs

CareDx has adopted two share-based incentive programs (the 2014 Plan and the ESPP). Under the 2014 Plan and the ESPP, 1,024,986 CareDx Shares are available for future grant as of the date of the Offer Document, corresponding to approximately 8.59 percent of CareDx’ Shares outstanding as of the date of the Offer Document. For further information on the share-based incentive programs, see “Board of Directors, Executive Officers and Auditor“Share-based incentive programs.”

Stock options and warrants

On June 10, 2014, in accordance with an agreement and plan of merger, CareDx acquired ImmuMetrix, Inc. (“IMX”). CareDx acquired all of the issued and outstanding capital stock of IMX for the total estimated purchase price of USD 17.2 million consisting of USD 600,000 in cash; 911,364 shares of CareDx’ Series G convertible preferred stock with an estimated fair value of USD 14.2 million; and an additional payment of 227,845 shares of CareDx Series G convertible preferred stock if a future milestone is achieved. All shares of Series G convertible preferred stock and options to acquire Series G convertible preferred stock were converted into common stock and options to acquire common stock immediately prior to the closing of CareDx’ initial public offering. The additional 227,845 shares to be paid for the achievement of the milestone will also be issued in common stock. As of the date of the Offer Document the milestone has not been achieved and no shares have been paid out.

On January 30, 2015, CareDx entered into a Loan and Security Agreement (the “Loan Agreement”) with East West Bank, which provides a secured term loan facility in an aggregate principal amount of up to USD 20.0 million. CareDx borrowed the first advance of USD 16.0 million (“Draw A”) on January 30, 2015. Under the terms of the Loan Agreement, following a six month period from the closing date and until any time before December 31, 2015, CareDx may, at its option, borrow from the lender a second advance of USD 4.0 million (“Draw B”), subject to CareDx’ satisfaction of certain conditions described in the Loan Agreement. In connection with the Loan Agreement, CareDx agreed to issue to the lender detachable warrants to purchase shares of CareDx’ common stock upon the drawdown of each advance in an amount equal to 1.5 percent of the amount drawn, divided by the exercise price per share for that tranche. The fair value of the warrants are reflected as a discount to the debt. As a result of Draw A, CareDx issued to the lender a warrant to purchase an aggregate of 34,483 shares of CareDx’ common stock, at an exercise price equal to USD 6.96 per share. The fair value of the warrants was estimated to be USD 90,000 on January 30, 2015, using the Black-Scholes Model with the following assumptions: expected volatility of 39.83 percent, a contractual term of 5 years, risk-free interest rate of 1.18 percent, underlying common stock price of USD 7.06, and dividend yield of 0 percent. The warrants are included in stockholders” equity with the offset to debt discount that is amortized over the term of the loan using the effective interest method. The warrants are not subject to remeasurement.

96| CareDx’ offer to the shareholders of Allenex

Information about CareDx

Legal considerations and supplementary information

Corporate information

CareDx was originally incorporated in Delaware in December 1998 under the name Hippocratic Engineering, Inc. In April 1999, it changed its name to BioCardia, Inc., in June 2002, it changed its name to Expression Diagnostics, Inc., in July 2007, it changed its name to XDx, Inc., and in March 2014, it changed its name to CareDx, Inc.

CareDx’ full corporate name is CareDx, Inc. and its shares trade under the symbol CDNA in the U.S. CareDx is a U.S. corporation incorporated in the State of Delaware, under the Del-aware corporate number 2982485. The registered address of CareDx is 3260 Bayshore Boulevard, Brisbane, CA 94005, USA. CareDx is headquartered in Brisbane, California and its business is conducted in accordance with the laws of Delaware.

Material agreements

Below is a summary of material agreements (other than contracts entered into in the ordinary course of business) into which either CareDx has entered into within the two years immediately preceding the date of this Offer Document, as well as summary of any other contract which CareDx has entered into that contains obligations or entitlements that are material to CareDx as of the date of this Offer Document.

On December 16, 2015, CareDx entered into agreements (the “Loan Extension Agreements”) with each of FastPartner AB (one of the Majority Shareholders) and Mr. Mohammed Al Almoudi (who indirectly controls Midroc Invest AB (one of the Majority Shareholders)), to extend the maturity of shareholder loans provided by FastPartner AB and Mr. Mohammed Al Almoudi to Allenex in an aggregate principal amount of SEK 20,000,000 and with approximately SEK 4,000,000 in aggregate accrued interest as per 30 September, 2015 (such principal and interest accrued from time to time, the “Shareholder Loans”). Under the Loan Extension Agreements, the maturity of the Shareholder Loans is extended until 31 December, 2016.

On December 15, 2015, CareDx signed an agreement with each of the Majority Shareholders pursuant to which the Majority Shareholders agreed to sell their shares in connection with the Offer. The agreements were amended on February 8, 2016. Pursuant to the agreements as amended, the Majority Shareholders have agreed to sell their shares in Allenex for the Deferred Consideration Alternative. The deferred cash component of the Deferred Consideration Alternative is payable on March 31, 2017, subject to contingencies being met.

Internationally, CareDx has commercial agreements in Europe that provide for exclusive rights to promote AlloMap in those territories. In Europe, Diaxonhit SA (Diaxonhit) is its commercial partner. Diaxonhit is a French, publicly traded specialty diagnostics company with activities in France, Switzerland and Belgium. Diaxonhit has agreed to commercialize AlloMap in all countries in western and central Europe directly and through sub-partners. Under the terms of the agreement, CareDx will provide Diaxonhit with training and a license to perform AlloMap and Diaxonhit, through a third party laboratory, has agreed to perform AlloMap in Europe to facilitate the turnaround time and cost effectiveness of the test process. Diaxonhit will pay royalties to CareDx on the net sales, as defined in the agreement, of AlloMap tests, in the mid to high teens. Diaxonhit made an upfront payment to CareDx in cash of approximately EUR 387,500 (USD 503,000) and Diaxonhit“s publicly traded common stock with a value at the time of EUR 387,000 following execution of the agreement. The first commercial sale in Europe through Diaxonhit occurred in June 2014.

In November 2004, CareDx entered into a license agreement with Roche Molecular Systems, Inc. (Roche), which was amended in January 2007, July 2007, October 2008 and Sep-tember 2014. The agreement grants CareDx the right to use PCR and quantitative real time PCR for use in clinical laboratory services. This is a non-exclusive license agreement in the United States covering the claims in multiple Roche patents. Under the terms of the agreement, CareDx is required to report and pay royalties, after adjustment due to a discount for combination services, in the mid-single digits on test revenues from products using the licensed intellectual property on a quarterly basis.

On June 10, 2014, in accordance with an agreement and plan of merger, CareDx acquired ImmuMetrix, Inc. (“IMX”), a privately held development stage company working in new technologies using cell-free donor DNA technology for the diagnosis, treatment and management of transplant rejection, immune disorders and diseases, including the development of a new, non-invasive test designed to detect the early stages of solid organ transplant rejection. CareDx acquired all IMX assets associated with transplant diagnostics, including related immune repertoire and infectious diseases. An IMX successor company retained the limited assets not associated with transplant diagnostics.

CareDx acquired all of the issued and outstanding capital stock of IMX for the total estimated purchase price of USD 17.2 million consisting of USD 600,000 in cash; 911,364 shares of CareDx’ Series G convertible preferred stock with an estimated fair value of USD 14.2 million; and an additional payment of 227,845 shares of CareDx Series G convertible preferred stock if a future milestone is achieved. All shares of Series G convertible preferred stock and options to acquire Series G convertible preferred stock were converted into common stock and options to acquire common stock immediately prior to the closing of CareDx’ initial public offering. The additional shares to be paid for the achievement of the milestone will also be issued in common stock.

The intellectual property acquired includes an exclusive license from Stanford University to a patent relating to the diagnosis of rejection in organ transplant recipients using cfDNA. The license provides for CareDx to pay royalties to Stanford University on sales of CareDx’ cfDNA tests.

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Information about CareDx

In June 2014, CareDx entered into an amended and restated license agreement with Stanford University (Stanford) which granted CareDx an exclusive license to a patent relating to the diagnosis of rejection in organ transplant recipients using cfDNA and a non-exclusive license to related technology provided by Stanford. Subject to various rights of extension, CareDx is required to achieve certain development and commercialization milestones set forth in the license agreement. Under the terms of the license agreement, CareDx is required to report and pay an annual license maintenance fee, six milestone payments and royalties in the low single digits on net sales of products incorporating the licensed technology.

On January 30, 2015, CareDx entered into a Loan and Security Agreement (the “Loan Agreement”) with East West Bank, which provides a secured term loan facility in an aggregate principal amount of up to USD 20.0 million. CareDx borrowed the first advance of USD 16.0 million (“Draw A”) on January 30, 2015. Under the terms of the Loan Agreement, following a six month period from the closing date and until any time before December 31, 2015, CareDx may, at its option, borrow from the lender a second advance of USD 4.0 million (“Draw B”), subject to CareDx’ satisfaction of certain conditions described in the Loan Agreement. Draw A and Draw B each bear interest at a daily floating rate equal to 2.00 percent, plus the greater of (i) 3.25 percent or (ii) the prime rate published by the lender.

The maturity date of the loan is December 1, 2018. Principal pay-down of the loan begins on January 1, 2016 with the loan being payable in 36 equal monthly installments. The principal pay-down of the loan may be delayed to July 1, 2016 with the loan being payable in 30 equal monthly installments, if on December 31, 2015, CareDx has achieved certain net product revenue milestones as described in the Loan Agreement.

The Loan Agreement requires collateral by a security interest in all of CareDx’ assets except intellectual property and contains customary affirmative and negative covenants including financial maintenance covenants, and also includes standard events of default, including payment defaults. Upon the occurrence of an event of default, a default interest rate of an additional 5 percent may be applied to the outstanding loan balances, and the lender may declare all outstanding obligations immediately due and payable and take such other actions as set forth in the Loan Agreement. The Loan Agreement is expected to be refinanced through the USD 18.0 million bridge loan from to Oberland Capital as further described on page 81 under the section “Capitali-zation, indebtedness and other financial information”.

98| CareDx’ offer to the shareholders of Allenex

On August 10, 2015, CareDx filed a registration statement on Form S-3 with the SEC which will allow CareDx to raise up to USD 75.0 million of common stock, preferred stock, depositary shares, warrants and debt securities or units in one or more offerings. CareDx concurrently entered into an At the Market Issuance Sales Agreement (the “2015 ATM Agreement”) with Cantor Fitzgerald and Company, under which it may sell its common stock up to an aggregate of USD 19.6 million per year, up to the maximum of USD 75.0 million registered on Form S-3. Cantor may sell the shares by any method permitted by law deemed to be an “At the Market” offering as defined in Rule 415 of the Securities Act, including without limitation sales made directly on The Nasdaq Global Market, on any other existing trading market for CareDx’ common stock or to or through a market maker. Cantor also may sell the shares in privately negotiated transactions, subject to CareDx’ prior approval. CareDx will pay Cantor a commission equal to 3 percent of the gross proceeds of the sales price of all shares sold through it as sales agent under the 2015 ATM Agreement.

Legal and arbitration proceedings

CareDx is not currently in any legal and arbitrational proceedings that are material to its business, financial condition or results of operations. CareDx may from time to time become involved in legal proceedings arising in the ordinary course of business.

Related party transactions

No transactions have taken place between CareDx and related parties during the fiscal years 2012“2014 and during the current fiscal period up to the date of this Offer Document.

Advisors

CareDx has retained ABG Sundal Collier AB, as financial adviser; Baumgarten Byström Rooth & Partners Advokater AB as Swedish legal adviser; and Wilson Sonsini Goodrich & Rosati, P.C. as U.S. legal adviser in connection with the Offer.

Information about CareDx

Constitutional documents and legal comparison

CareDx is incorporated in the State of Delaware and the rights of CareDx Shareholders are governed by the Delaware General corporate Law (the “DGCL”) Nasdaq Listing Rules, U.S. Federal law and the Certificate of Incorporation and Bylaws of CareDx (the “Constitutive Documents”). Allenex is organized under the laws of Sweden and the rights of Allenex Shareholders are currently governed by Swedish law and regulations, Nasdaq Stock-holm“s Rulebook for Issuers, the Swedish Corporate Governance Code (the “Swedish Code”) and by Allenex’ articles of association. After completion of the Offer, shareholders of Allenex will become shareholders of CareDx and will become subject to the Constitutive Documents. Below is a summary of the rights of holders of CareDx Shares. The summary also sets out certain differences between Delaware corporate law and Delaware corporate governance principles compared to Swedish Companies Act (the “Companies Act”) (to the extent applicable to companies whose shares are traded on a regulated market) and the Swedish Code with the aim of highlighting material differences. The summary does not purport to govern all respective rights of CareDx Shareholders and Allenex Shareholders. It does not claim to provide an exhaustive description of all potentially relevant differences.

General

CareDx’ amended and restated certificate of incorporation and its amended and restated bylaws are effective as of July 22, 2014. The following is a summary of the rights of CareDx’ common stock and preferred stock and certain provisions of CareDx’ amended and restated certificate of incorporation and amended and restated bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of CareDx’ amended and restated certificate of incorporation and amended and restated bylaws.

The business of CareDx

Delaware law/CareDx’ Constitutive Documents

Under the DGCL, a corporation“s certificate must set forth the nature of the business or purposes to be conducted or promoted. It is sufficient to state, either alone or with other businesses or purpose, that the purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL, and by such statement all lawful acts and activities shall be within the purposes of the corporation, except for any express limitations, if any.

Pursuant to Article II of its amended and restated certificate of incorporation, the purpose of CareDx is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

Swedish law

Under the Companies Act, the objectives of a Swedish company are set out in the articles of association. The objectives set out the limits within which the company can operate.

Shares and share capital

Delaware law/CareDx’ Constitutive Documents

Under the DGCL, if the corporation is to be authorized to issue more than one class of stock, the certificate of incorporation must set forth the total number of shares of all classes of stock which the corporation shall have authority to issue and the number of shares of each class and must specify the par value of the shares of each such class.

CareDx’ authorized capital stock will consist of 110,000,000 shares, with a par value of USD 0.001 per share, of which:

100,000,000 shares are designated as common stock; and

10,000,000 shares are designated as preferred stock

CareDx’ Board of Directors will have the authority, without further action by the shareholders, to issue from time to time up any shares of preferred stock in one or more series. CareDx’ Board of Directors may designate the rights, preferences, privileges, and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series.

As of the date of the Offer Document, there were 11,966,899 shares of common stock outstanding and no shares of preferred stock outstanding.

Swedish law

Under the Companies Act, the articles of association of a company state the share capital or, where the share capital may be determined at a lower or higher amount without an alteration of the articles of association, the minimum share capital and maximum share capital, whereupon the minimum share capital shall be not less than one fourth of the maximum share capital. The articles of association also state the number of shares or, where a minimum share capital and a maximum share capital are stated in the articles of association, a minimum and maximum number of shares whereupon the relationship between the minimum share capital and the minimum number of shares shall be the same as the relationship between the maximum share capital and the maximum number of shares.

Under the Companies Act, a company may issue different classes of shares provided that such classes of shares are specified in the company“s articles of association and that the maximum number of shares in the articles of association are not exceeded.

Issuance of Shares

Delaware law/CareDx’ Constitutive Documents

The authorized but unissued shares of CareDx common stock and preferred stock are available for future issuance without shareholder approval, subject to any limitations imposed by the Nasdaq Global Market (see “Certain extraordinary corporate actions and restrictions on change of control” below). Thus, CareDx’ Board of Directors can authorize, by majority vote and

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Information about CareDx

without shareholder approval, the issuance of additional CareDx common stock or preferred stock, up to the number of shares authorized but unissued.

The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock These additional shares, in particular preferred stock, may be deemed to have an anti-takeover effect and may have the effect of delaying, deterring, or preventing a change in control of CareDx and discouraging a potential acquirer from making an unsolicited acquisition attempt or otherwise deter a transaction that a majority of the shareholders might believe is in their best interest.

Swedish law

Under the Companies Act, resolutions on new share issues are passed by the shareholders at a shareholders” meeting. At a shareholders” meeting, the shareholders may also authorize the Board of Directors to issue new shares, provided that the authorization is within the limits of the number of shares and share capital set out in the company“s articles of association. Further, the Board of Directors may resolve to issue new shares without such authorization, provided that the resolution is conditioned upon the shareholders” approval at a shareholders” meeting and within the limits of the number of shares and share capital set out in the company“s articles of association.

Further, under the Companies Act, an alteration of the articles of association to amend the limits of the number of shares and share capital requires a resolution passed at a shareholders” meeting. The number of votes required for a valid resolution depends on the type of alteration, however in any case a valid resolution requires not less than two-thirds of the votes cast and of the shares represented at the meeting.

Preemptive Rights

Delaware law/CareDx’ Constitutive Documents

Under the DGCL, absent express provisions in a corporation“s certificate of incorporation, a shareholder does not, by operation of law, possess preemptive rights to subscribe to additional issuance of the corporation“s stock.

CareDx’ amended and restated certificate of incorporation does not provide that shareholders possess any preemptive rights to subscribe to additional issuances of CareDx’ capital stock.

Swedish law

Under the Companies Act, shareholders have pre-emptive rights (Sw. företrädesrätt) to subscribe for new shares issued in proportion to their shareholdings as of a certain record date for the new share issue. Pre-emptive rights to subscribe do not apply with respect to shares issued for consideration other than cash, shares issued pursuant to convertible debentures or warrants previously granted by the company. The pre-emptive rights to subscribe for new shares may also be set aside by a resolution passed by two-thirds of the votes cast and shares represented at the shareholders” meeting resolving upon the issue.

Redemption Provisions

Delaware law/CareDx’ Constitutive Documents

Under the DGCL, any corporation may purchase, redeem or dispose of its own shares, except that it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption, provided that if a corporation redeems its stock, immediately following any such redemption, the corporation must have outstanding one or more shares of one or more classes which shares together must have the full power to vote on matters submitted to a vote of shareholders.

Holders of CareDx’ common stock do not have redemption rights under the amended and restated certificate of incorporation or the amended and restated bylaws.

Swedish law

Under the Companies Act, a listed company may purchase a maximum of ten percent of all outstanding shares in the company provided that a shareholders” meeting has resolved upon this with a qualified majority. A shareholders” meeting may also resolve upon the redemption of the company“s shares. Purchase of own shares or redemption of the company“s shares may only be made if, after the payment of the purchase or redemption price, there is a sufficient coverage for the company“s restricted equity and the payment is justified, taking into consideration the equity required for the type of operations, the company“s need for consolidation and liquidity as well as the company“s financial position in general.

Voting Rights

Delaware law/CareDx’ Constitutive Documents

The DGCL and CareDx’ amended and restated certificate of incorporation provides that the holders of CareDx common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders and do not have cumulative voting rights. Should the CareDx Board of Directors authorize the issuance of shares of preferred stock, the Board of Directors is authorized, subject to limitations prescribed by law, to fix the voting rights for these shares of preferred stock.

Swedish law

Under the Companies Act, different classes of shares may have different voting rights. No share may however have a voting right which exceeds the voting rights of any other share by more than ten times.

Dividends

Delaware law/CareDx’ Constitutive Documents

CareDx has not paid any cash dividends to date and does not intend to pay any cash dividends in the near future. If CareDx should change its policy and in the future pay cash dividends with respect to its shares, the holders of outstanding shares of common stock would be entitled to receive ratably any dividends declared by CareDx’ Board of Directors out of assets legally available, subject to preferences that may be applicable to any preferred stock outstanding at the time. The Board of Directors determines the record date for any dividends

100| CareDx’ offer to the shareholders of Allenex

declared. Thereafter, the ex-dividend date would typically be set by CareDx’ stock exchange. Holders of outstanding shares of CareDx common stock on the record date will be entitled to receive the dividend payment. Any party who purchases CareDx stock on or after the ex-dividend date will not be entitled to the dividend payment.

If a holder of CareDx common stock entitled to a future dividend, if any, cannot be reached for a certain period of time (which time period varies from state to state), the sharehold-er“s claim to the dividend amount will typically be abandoned to the shareholder“s last know state of residence. In the case of a foreign shareholder, the dividend amount would typically revert to CareDx’ state of incorporation. Neither the DGLC, nor CareDx’ amended and restated certificate of incorporation or amended and restated bylaws contain any restrictions regarding the right of dividends of shareholders outside the United States or Sweden. However, U.S. withholding tax is normally deducted with respect to non-U.S. shareholders. For further information, see “Material U.S. federal income tax considerations “ Tax consequences to non-U.S. holders “ Consequences of ownership of CareDx Shares “ Dividends.”

Swedish law

Under the Companies Act, only a vote of shareholders at a shareholders” meeting may authorize the payment of dividends. A resolution to pay dividends may, with some exceptions, not exceed the amount recommended by the Board of Directors. Dividends may only be made if, after the payment of the dividend, there is sufficient coverage for the company“s restricted equity and the payment of dividends is justified, taking into consideration the equity required for the type of operation, the company“s need for consolidation and liquidity as well as the company“s financial position in general. Each person who is registered as a shareholder in the share register maintained by Euroclear as of the record date for the dividend determined at the shareholders” meeting (usually the second business day following the shareholders” meeting) will be entitled to receive the dividend distribution. Dividends are normally distributed to the shareholders through Euroclear. Where a shareholder cannot be reached through Euroclear, the shareholder“s claim on the company with respect to the dividend amount will remain in force and shall be limited in time only pursuant to the general Swedish rules regarding a 10-year limitations period for claims. Where any claim is time-barred, the dividend shall inure to the company.

Distribution of assets upon liquidation

Delaware law/CareDx’ Constitutive Documents

A corporation dissolved in accordance with DGCL is required to make arrangements to pay all claims or obligations in full if there are sufficient assets. If there are insufficient assets, claims and obligations shall be paid or provided for in accordance with their priority, and. Among claims of equal priority, ratably to the extent of assets legally available. Any remaining assets shall be distributed to the shareholders of the dissolved corporation (but not before the expiration of 150 days from the date of the last notice provided pursuant to the DGCL).

Information about CareDx

Upon CareDx’ liquidation, dissolution, or winding up, holders of CareDx’ common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock.

Swedish law

Under the Companies Act, all shares carry equal rights in a liquidation unless otherwise provided in the articles of association of the company.

Shareholders” meetings

Annual meetings and extraordinary meetings

Delaware law/CareDx’ Constitutive Documents

The DGCL provides that the annual meeting of shareholders shall be held at such place, on such date and at such time as may be designated from time to time by the Board of Directors. Notwithstanding the foregoing, the Nasdaq Listing Rules require CareDx to hold an annual meeting of shareholders no later than one year after the end of its last completed fiscal year. In addition, under the DGCL, if a company does not hold an annual meeting of shareholders within 13 months of its last annual meeting, any shareholder or director may seek an order from the Delaware Court of Chancery to require a meeting. Special meetings of the shareholders may be called by the Board of Directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

CareDx’ bylaws require that an annual meeting be held each year and that special meetings of the shareholders be called only by (A) the affirmative vote of a majority of the Board of Directors, (B) the chairperson of the Board of Directors, (C) the chief executive officer, or (D) the president (in the absence of a chief executive officer). The Board of Directors may determine that a meeting of the shareholders shall not be held at any place, but may instead be held solely by means of remote communication. Business transacted at any special meeting of shareholders is limited to matters relating to the purpose or purposes stated in the notice of meeting. The results of a shareholder vote shall be filed with the SEC within four business days after the meeting.

Swedish law

Under the Companies Act, shareholders” meetings shall be held in the city where the Board of Directors holds its office. An annual shareholders” meeting shall be held within six months of the expiry of each financial year. The Swedish Code stipulates that the Chairman of the Board of Directors together with a quorum of directors, as well as the managing director, shall attend shareholders” meetings. The Chairman of the share-holders” meeting shall be nominated by the nomination committee and elected by the shareholders” meeting. The minutes of a shareholders” meeting shall be available on the company“s website no later than two weeks after the meeting.

Extraordinary shareholders” meetings may be called by the Board of Directors, where the Board believes that reason exists to hold a general meeting prior to the next ordinary general meeting. The Board of Directors shall also convene an extraordinary general meeting where an auditor of the company or owners of not less than one-tenth of all shares in the company

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Information about CareDx

demand in writing that such a meeting be convened to address a specified matter.

Notices

Delaware law/CareDx’ Constitutive Documents

Under the DGCL, written notice of any meeting of the shareholders must be given to each shareholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Swedish law

Under the Companies Act, notice of an annual general meeting of shareholders must be issued no sooner than six weeks and no later than four weeks before the date of an annual general meeting. In general, notice of extraordinary general meetings must be issued no sooner than six weeks and no later than three weeks before the meeting. Listed companies must always notify shareholders of a general meeting by advertisement in the Swedish Official Gazette and on the company“s website. Subject to its articles of association, the company must either publish the full notice in a daily newspaper with nation-wide circulation or a short form message containing information regarding the notice and where it can be found. The notice shall include an agenda listing each item that the meeting is to resolve upon.

Record date

Delaware law/CareDx’ Constitutive Documents

Under the DGCL and CareDx’ bylaws, the Board of Directors may fix the record date for a shareholder meeting, which record date must not be more than 60 nor less than 10 days before the date of such meeting.

Swedish law

Under the Companies Act, in order for a shareholder in a company to participate in a shareholder“s meeting, the holder must have his or her shares registered in his or her own name in the shareholders” register kept by the central securities depository on the fifth weekday prior to the date of the shareholders” meeting.

Advance notice requirements for shareholder proposals and director nominations

Delaware law/CareDx’ Constitutive Documents

CareDx’ bylaws provide for advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors. To be timely, a shareholder nominating individuals for election to the Board of Directors or proposing business must provide advance notice to CareDx not less than 45 days nor more than 75 days prior to the anniversary date on which CareDx mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year“s annual meeting. In the case of shareholder nominations of directors at a special meeting, notice must be provided to CareDx not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

Swedish law

A shareholder who wishes to have a matter addressed at a shareholders” meeting shall submit a written request therefor to the Board of Directors. The matter shall be addressed at the meeting, provided the request was received by the Board of Directors: (i) not later than one week prior to the earliest date on which notice to attend the shareholders” meeting may be issued; or (ii) after the date specified in point (i), but in due time for the matter to be included in the notice to attend the meeting.

Voting at shareholders” meetings

Delaware law/CareDx’ Constitutive Documents

Shareholders holding shares as of the record date may vote their shares in person at a shareholder meeting. Shares held beneficially in street name (including shares held by nominee with Euroclear) may be voted in person at the shareholder meeting only if the shareholder obtains a legal proxy issued in its name from the broker, trustee or other nominee that holds such shareholder“s shares.

Shareholders of record may also vote by submitting a proxy by mail or over the internet, or by telephone. Shareholders that hold shares beneficially in street name may vote by proxy by submitting voting instructions to their broker, trustee or other nominee.

Swedish law

Under the Companies Act, shareholders of record as of the record date are entitled to vote at a general meeting (in person or by appointing a proxy holder). Shareholders who have their shares registered through a nominee and wish to exercise their voting rights at a general meeting must request to be temporary registered as a shareholder of record at the record date. Shareholders must also, if provided for in the articles of association, give notice of their intention to attend the shareholders” meeting.

Limits on ability of shareholders to act by written consent

Delaware law/CareDx’ Constitutive Documents

The DGCL provides that, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a written consent to the action is signed by shareholders holding at least a majority of the voting power. If a different proportion of voting power is required for an action at a meeting, then that proportion of written consents is also required.

CareDx’ amended and restated certificate of incorporation provides that its shareholders may not act by written consent. In addition, CareDx’ bylaws require that a special meetings of the shareholders be called only by (A) the affirmative vote of a majority of the Board of Directors, (B) the chairperson of the Board of Directors, (C) the chief executive officer, or (D) the president (in the absence of a chief executive officer). Furthermore,

102| CareDx’ offer to the shareholders of Allenex

business transacted at any special meeting of shareholders is limited to matters relating to the purpose or purposes stated in the notice of meeting. This limit on the ability of shareholders to act by written consent may lengthen the amount of time required to take shareholder actions. As a result, the holders of CareDx’ capital stock will not be able to take shareholder actions, such as actions to amend CareDx’ certificate of incorporation or bylaws or remove directors without holding a meeting of shareholders called in accordance with the amended and restated bylaws.

Swedish law

There is no right of shareholders to act by written consent unless all shareholders of the company agree, which is not a practical possibility for Swedish companies whose shares are traded on a regulated market.

Certain extraordinary corporate actions and restrictions on change of control

Delaware law/CareDx’ Constitutive Documents

Generally, under the DGCL, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation“s assets or dissolution requires (i) the approval of the Board of Directors, and (ii) approval by the vote of the holders of a majority of the outstanding stock or, if the certificate provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter. CareDx’ certificate of incorporation does not require a vote of a larger portion of stock.

Under the rules of the Nasdaq Global Market, acquisitions involving the following require shareholder approval: (i) where any director, officer or substantial shareholder of the issuer has a 5 percent or greater interest (or such persons collectively have 10 percent or greater interest), in the company or assets to be acquired or the consideration to be paid in the transaction and the issuance of CareDx Shares could result in an increase in outstanding CareDx Shares voting power of 5 percent or more, or (ii) where, due to the issuance of additional CareDx Shares, or securities convertible into or exercisable for CareDx Shares, other than a public offering for cash: (A) the CareDx Shares have, or will have upon issuance, voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such stock or securities, or (B) the number of CareDx Shares to be issued is or will be equal to or in excess of 20 percent of the number of CareDx Shares outstanding before the issuance of such stock or securities.

CareDx is also subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeo-vers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested shareholder for a period of three years following the date the person became an interested shareholder unless: (i) prior to the date of the transaction, CareDx’ Board of Directors approved either the business combination or the transaction that resulted in the shareholder

Information about CareDx

becoming an interested shareholder; (ii) upon completion of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested shareholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to the date of the transaction, the business combination is approved by CareDx’ Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock that is not owned by the interested shareholder. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested shareholder. An interested shareholder is any person who, together with such person“s affiliates and associates, (x) owns 15 percent or more of a cor-poration”s voting securities or (y) is an affiliate or associate of a corporation and was the owners of 15 percent or more of the corporation”s voting securities at any time within the three year period immediately preceding a business combination governed by Section 203. CareDx expects the existence of this provision to have an anti-takeover effect with respect to transactions CareDx’ Board of Directors does not approve.

Swedish law

Under the Companies Act, a merger requires a resolution to be passed at a shareholders” meeting. The number of votes required for a valid resolution depends on the type of companies involved, however in any case a valid resolution requires not less than two-thirds of the votes cast and the shares represented at the meeting. A liquidation requires a resolution to be passed at a shareholders” meeting supported by more than half of the votes cast, unless otherwise provided in the articles of association of the company. A material change of the operations conducted by the company may require a change of the compa-ny“s objectives in the articles of association. For further information see “Amendment to the Constitutive Documents” below.

Good practice on the Swedish stock market requires that certain decision making procedures be applied if a Swedish listed company decides to transfer or acquire shares in a subsidiary, a business or other assets, to or from a Board member, a deputy Board member, the managing director, the deputy managing director, other employees or larger shareholders (including related parties to such persons). Under these procedures the transfer or acquisition must be approved by the shareholders at a shareholders” meeting and the Board of Directors must obtain a valuation report or fairness opinion from an independent expert as a basis for the decisions by the shareholders” meeting. Moreover, the Board of Directors shall prepare a statement/ report regarding the proposed transfer or proposed acquisition.

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Information about CareDx

Mandatory takeover bids/squeeze-out rules

Delaware law/CareDx’ Constitutive Documents

The DGCL provides that a parent corporation owning at least 90 percent of each class of the stock of a subsidiary entitled to vote on a merger can merger with that subsidiary without advance notice or consent of the minority shareholders upon approval by the parent“s Board of Directors.

Swedish law

Under the Swedish Takeover Act, a person who (alone or in concert with a closely related third party) acquires shares carrying 30 percent or more of the voting rights in a Swedish company listed on a regulated market within the EEA or an equivalent market outside the EEA must make a public offer for the remaining shares in the company.

Under the Companies Act, a shareholder holding more than 90 percent of the shares in a company is entitled to acquire the remaining shares from the other shareholders in the company on a compulsory basis. Correspondingly, a minority shareholder is also in such situation entitled to demand that the majority shareholder purchase his or her shares.

Board of directors

Delaware law/CareDx’ Constitutive Documents

The DGCL provides that a corporation must have at least one director and that the number of directors shall be fixed by or in the manner provided in the bylaws unless the certificate of incorporation fixes the number of directors. CareDx’ amended and restated certificate of incorporation and amended and restated bylaws provide that the number of directors shall be fixed from time to time by CareDx’ Board of Directors. The current number of directors of CareDx is fixed at 7.

Swedish law

Under the Companies Act, a public company shall have a Board of Directors consisting of at least three Board members. More than half of the directors shall be resident within the European Economic Area (unless otherwise approved by the Swedish Companies Registrations Office (Sw. Bolagsverket)). The actual number of Board members shall be determined by a share-holders” meeting, within the limits set out in the company“s articles of association.

Nominations, appointment and removal of directors

Delaware law/CareDx’ Constitutive Documents

CareDx’ amended and restated bylaws provide that nomination of candidates for election as directors at a meeting of shareholders may be made by or at the direction of the Board of Directors or by any shareholder of CareDx entitled to vote at the meeting who complies with the requisite notice procedures and specifies certain information as set forth in CareDx’ amended and restated bylaws. To be timely, a shareholder nominating individuals for election to the Board of Directors or proposing business must provide advance notice to CareDx not less than 45 days nor more than 75 days prior to the anniversary date on which CareDx mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year“s annual meeting. In the case of shareholder nominations of directors at a special meeting, notice must be provided to

104| CareDx’ offer to the shareholders of Allenex

CareDx not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

CareDx’ amended and restated certificate of incorporation and amended and restated bylaws provides that the Board of Directors will be divided into three classes, one class of which is elected each year by CareDx’ shareholders. The directors in each class will serve for a three-year term. CareDx’ directors shall be elected by a plurality vote, which means that the directors who receive the most “FOR” votes cast by the shares present in person, or represented by proxy, and entitled to vote at the meeting will be elected.

Under the DGCL, directors may be removed from office, with or without cause, by a majority shareholder vote. CareDx’ amended and restated certificate of incorporation and amended and restated bylaws provide that directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3 percent in voting power of the shares then entitled to vote at an election of directors.

These provisions may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control CareDx, because they generally make it more difficult for shareholders to replace a majority of the directors.

Directors are elected at annual meeting of shareholders. CareDx’ amended and restated certificate of incorporation and amended and restated bylaws provide that vacancies and newly created directorships on the Board of Directors may be filled only by a majority of the directors then serving on the Board of Directors, although less than a quorum, or by a sole remaining director. A person so elected by the directors then in office to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

Under the Nasdaq Listing Rules, a majority of the members of CareDx’ Board of Directors must be independent. In addition, all of the members of CareDx’ audit committee and compensation committee must be independent, and director nominees selected or recommended to the Board of Directors for selection must be chosen by an independent nominating committee or by a majority of the independent members of the Board of Directors.

Swedish law

Under Swedish law, the Board of Directors shall, except for any employee representatives, be elected by the annual general meeting of shareholders, unless the articles of association provide otherwise. The members of the Board of Directors are usually elected for the period until the end of the next annual general meeting of shareholders, unless a longer term of up to four financial years is set out in the articles of association. It is possible for a Board member to be re-elected for a new term of office. Directors may be removed from office, with or without cause, by the shareholders” meeting.

The Swedish Code includes certain independence requirements for the directors, according to which more than 50 percent of the directors shall be independent of the company and two out of these shall also be independent of major shareholders.

Companies to which the Swedish Code applies shall have a nomination committee. In addition to nominating directors, the nomination committee shall nominate the Chairman of the Board of Directors and the auditors and shall also propose fees to each director and to the auditors. The nomination commit-tee“s proposals are to be presented in the notice of the share-holders” meeting and on the company“s website.

Powers of the Board of Directors

Delaware law/CareDx’ Constitutive Documents

Pursuant to the DGCL and CareDx’ amended and restated bylaws, the business and affairs of CareDx are generally managed by or under the director of a Board of Directors.

Swedish law

Under the Companies Act, the Board of Directors is responsible for the organization of the company and the management of the company“s affairs. The Board shall regularly assess the com-pany“s financial position and, where the company is the parent company in a group, the group“s financial position. Moreover, the Board shall ensure that the company” organization is structured in such a manner that accounting, management of funds, and the company“s finances in general are monitored in a satisfactory manner.

The Board of Directors in a public company shall appoint a managing director and may also appoint one or more deputy managing directors. The managing director is responsible for the day-to-day management of the company in accordance with law, which normally includes appointing the other senior executives. The managing director shall be resident within the Euro-pean Economic Area (unless otherwise approved by the Companies Registration Office).

Remuneration of directors and executive officers

Delaware law/CareDx’ Constitutive Documents

CareDx’ Board of Directors has the authority to fix the compensation of directors. In addition, CareDx is required under the Nasdaq Listing Rules to have a compensation committee to provide independent oversight over executive compensation. To this end, CareDx’ compensation committee is responsible for overseeing CareDx’ compensation policies, plans and benefits programs and assists the Board of Directors in meeting its responsibilities with regard to oversight and determination of executive compensation. In addition, CareDx’ compensation committee reviews and makes recommendations to the Board of Directors with respect to major compensation plans, policies and programs and assesses whether CareDx’ compensation structure establishes appropriate incentives for officers and employees.

The Nasdaq Listing Rules also require CareDx to adopt and maintain a compensation committee charter which specifies, among other things, the compensation committee“s responsibility for determining, or recommending to the Board of Directors for determination, the compensation of the chief executive officer and all other executive officers of CareDx.

Information about CareDx

Swedish law

Under the Companies Act, the remuneration to the Board of Directors shall be determined by the annual general meeting of shareholders, specifying the amount for each director. For companies complying with the Swedish Code, the nomination committees” proposal to the annual general meeting of shareholders shall include a proposal regarding the remuneration to each director.

In addition, companies shall pursuant to the Swedish Code have a remuneration committee. The remuneration committee shall prepare the Board of Directors” resolutions regarding executive compensation and shall also monitor and evaluate the company“s principles and levels of remuneration to the executive management, including programs for variable compensation. The Chairman of the Board of Directors may chair the remuneration committee, while other committee members shall be independent of the company and the management. The Swedish Code also stipulates that variable compensation paid in cash to the executive management shall be subject to predetermined limits regarding the total outcome. The Board of Directors shall consider (i) making payment conditional on the performance proving to be sustainable over time and (ii) introducing the right to reclaim remuneration that has been paid on the basis of information which later proves to be manifestly misstated. Furthermore, all share and share-price related incentive schemes for the executive management shall be approved by a shareholders” meeting.

Right to indemnification

Delaware law/CareDx’ Constitutive Documents

CareDx’ amended and restated bylaws provide that CareDx shall indemnify its directors, officers and employees to the fullest extent not prohibited by the DGCL (as presently existing or as may thereafter be amended). CareDx is not required to indemnify any director, officer or employee in connection with any proceeding initiated by such person unless the proceeding was authorized by the Board of Directors. Expenses incurred by persons receiving such indemnification in connection with proceedings may be paid by CareDx as incurred and before final disposition of the proceeding upon receipt of an undertaking by or on behalf of such person to repay the amount if it is determined ultimately that such person is not entitled to be indemnified by CareDx.

The DGCL and CareDx’ amended and restated bylaws provide that CareDx has the power to purchase insurance on behalf of any person required or permitted to be indemnified pursuant to the amended and restated bylaws.

Swedish law

Swedish corporate law does not contain specific provisions requiring that the articles of association provide for indemnification of Board members, officers or other persons. It is not uncommon, however, for listed Swedish companies to have specific insurance protection arrangements for its Board members and officers. Under the Companies Act, the annual shareholders” meeting shall resolve on the discharge of the Board of Directors and the managing director from liability. An action for damages on behalf of the company may be available in certain circum-

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Information about CareDx

stances against a founder, Board member, managing director, auditor or shareholder of the company. Such an action may be instituted where at a shareholders” meeting the majority, or a minority comprising the owners of at least one-tenth of all shares, has supported the proposal that such an action be instituted. The action for damages in favor of a company may be conducted by owners of at least one-tenth of all shares.

Amendment to the Constitutive Documents

Delaware law/CareDx’ Constitutive Documents

Under the DGCL, the certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote and a majority of the outstanding stock of each class entitled to vote as a class.

Any amendment of the provisions of CareDx’ amended and restated certificate of incorporation and any amendment of CareDx’ amended and restated bylaws would require the approval of holders of at least 66 2/3 percent of the voting power of CareDx’ capital stock. These requirements prevent holders of a majority of the voting power of CareDx’ capital stock from making changes to CareDx’ certificate of incorporation and bylaws.

The DGCL provides that a corporation“s shareholders have the power to vote to amend its bylaws, although the corpora-tion“s certificate of incorporation may give the Board of Directors the power to amend bylaws as well. Pursuant to CareDx’ amended and restated bylaws, the Board of Directors is expressly authorized to adopt, amend or repeal the amended and restated bylaws.

Swedish law

Under the Companies Act, an alteration of the articles of association requires a resolution passed at a shareholders meeting. The number of votes required for a valid resolution depends on the type of alteration, however in any case a valid resolution requires not less than two-thirds of the votes cast and of the shares represented at the meeting. The Board of Directors is not authorized to make amendments to the articles of association.

Financial statements, auditor“s reports, auditors and audit committee

Delaware law/CareDx’ Constitutive Documents

Under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), U.S. public companies are required to deliver audited financial statements in connection with certain of their periodic public reports. These financial statements are audited by CareDx’ independent auditors. CareDx’ relationship with the independent auditors is managed by the audit committee of CareDx’ Board of Directors in accordance with the pre-approval and independence requirements and the standards for the audit committee conduct set forth in the rules and regulations of the SEC and Nasdaq.

Swedish law

Under the Companies Act, the shareholders at the annual shareholders” meeting shall adopt the balance sheet and the profit and loss statement. The annual report, together with the auditors” report, must be presented at a shareholders annual meeting held within six months of the end of the financial year. A copy of the annual report and the auditors” report must be made available to the shareholders not less than three weeks before the meeting. Pursuant to the Swedish Code, the Board of Directors shall ensure that the company“s six- or nine-month report is reviewed by the company“s auditor.

Auditors are appointed by a general meeting of shareholders, whereby a registered accounting firm may be appointed auditor. The Swedish Code requires that the Board of Directors shall at least once annually meet the company“s auditor without any member of the executive management present.

Companies whose shares are listed on a regulated market must have an audit committee, unless the assignments of such committee are carried out by the Board of Directors. The audit committee shall, among other things, monitor the company“s financial reporting, internal control, internal audit and risk management, review and monitor the auditor“s impartiality and the independence and assist in the preparation of election of auditors.

The members of the audit committee must not be employed by the company and at least one member of the Board of Directors are usually elected for the period until the end of the next annual general meeting of shareholders, unless a longer term of up to four financial years is set out in the articles of association. It is possible for a Board member to be re-elected for a new term of office. Directors may be removed from office, with or without cause, by the shareholders” meeting.

The Swedish Code includes certain independence requirements for the directors, according to which more than 50 percent of the directors shall be independent of the company and two out of these shall also be independent of major shareholders.

Companies to which the Swedish Code applies shall have a nomination committee. In addition to nominating directors, the nomination committee shall nominate the Chairman of the Board of Directors and the auditors and shall also propose fees to each director and to the auditors. The nomination commit-tee“s proposals are to be presented in the notice of the share-holders” meeting and on the company“s website.

Historical financial information

Incorporation by reference

CareDx’ audited financial statements and the auditor“s report for the fiscal years 2012“2014, and CareDx’ unaudited financial statements for the nine months ended September 30, 2015 are part of this Offer Document and should be read as part thereof. These financial statements can be found in CareDx’ Annual report on Form 10-K for the fiscal year 2014, CareDx’ listing prospectus for the years ended 2012“2013 and in CareDx’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, where reference is as follows.

CareDx, Inc., Annual Report on Form 10-K for the fiscal year 2014: page 75 (balance sheets), page 76 (statements of oper- ations), page 77 (statements of convertible preferred stock and shareholders” deficit/equity), page 78 (statement of cash flows), pages 79“105 (accounting principles and notes) and page 74 (auditors” report);

106| CareDx’ offer to the shareholders of Allenex

CareDx, Inc., listing prospectus on Form S-1 for the fiscal years 2012 and 2013: page F-3 (balance sheets), page F-4 (statements of operations), page F-5 (statements of con- vertible preferred stock and shareholders” deficit), page F-6 (statements of cash flows), pages F-7“F-84 (accounting prin- ciples and notes) and page F-2 (auditors” report);

CareDx, Inc., Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015: page 3 (condensed bal- ance sheets), page 4 (condensed statements of operations), page 5 (condensed statement of cash flow) and pages 6”20 (accounting principles and notes).

Documents on display

The following documents are available in electronic form at CareDx’ website, www.caredx.com. Copies of the documents are also available upon request during ordinary weekday office hours at CareDx’ headquarters at 3260 Bayshore Blvd, Brisbane CA 94005, during the validity of the Offer Document.

CareDx’ Certificate of Incorporation.

CareDx’ Bylaws.

CareDx’ quarterly report on Form 10-Q for the third quarter of 2015.

CareDx’ annual reports on Form 10-K for the fiscal year 2014.

Registration Statement on Form S-1

In addition, the Offer Document on Form CB will be made available from the date it has been registered with the SEC.

Except for CareDx’ audited annual reports for the years 2012, 2013 and 2014 as well as the unaudited quarterly report for the nine months ended September 30, 2015, the pro forma financial statement on pages 48”63, and the section “Selected historical financial information” on pages 73“76 in the Offer Document, which has been audited by CareDx’ auditor in accordance with RevR 5 Examination of Financial Information in Prospectuses, no other information in the Offer Document has been viewed or audited by CareDx’ auditor.

Corporate governance reports

Delaware law / CareDx’ Constitutive Documents

Companies subject to the reporting requirements of the Exchange Act are required to file with the SEC, among other reports and notices: (i) an annual report on Form 10 K within 60 days after the end of each fiscal year; (ii) quarterly reports on Form 10 Q within 40 days after the end of each of the first three fiscal quarters of each year; and (iii) current reports on Form 8 K within four business days after the occurrence of important corporate events (collectively, the “Periodic Reports”). The Periodic Reports are intended to supplement the information that has previously been made public in prior filings with the SEC and also require that CareDx’ principal Executive Officer and principal financial officers make certain certifications regarding CareDx’ internal controls. Under the Exchange Act proxy rules, CareDx must also comply with notice and disclosure requirements relating to the solicitation of proxies for shareholder meetings. CareDx’ Periodic Reports and proxy statement relating to the annual shareholder meeting provide current and prospective investors with information about, among other things, CareDx’ financial performance, corporate history, organizational and

Information about CareDx

leadership structure, equity, holdings, and subsidiaries. CareDx is required to provide certain prescribed information about its directors and Executive Officers in its 10 K or proxy statement, including information regarding their professional backgrounds, ages, equity ownership in CareDx, compensation, and, in the case of directors, qualifications to serve on the Board.

Swedish law

Swedish companies whose shares are subject to trading on a regulated market shall according to law prepare an annual corporate governance report, with information about, among other things, the key elements of the internal control systems, information about major shareholders, information about the Board of Directors and its committees and any mandates for the Board of Directors to issue new shares or acquire treasury shares.

In addition to the requirements as to the content of such report stipulated by legislation, the Swedish Code requires that the company in the report state which rules of the Swedish Code it has not complied with, explain the reasons for each case of non-compliance and describe the solution it has adopted instead. Moreover, the corporate governance report shall include certain information regarding the division of work among the directors and its committees, certain information about the directors and the managing director (such as age, principal education, work experience and shareholdings in the company) and details on any infringement of the stock exchange rules or good practice on the securities market during the past year.

The company must also have a section on its website devoted to corporate governance matters, where the company“s three most recent corporate governance reports are to be posted, together with, among other things, the articles of association, information about the nomination committee, information about upcoming shareholders” meetings, the minutes of share-holders” meetings held during the past three years, information about the directors, the managing director and the auditor and a description of the company“s system of variable remuneration to the Board of Directs and the executive management, as well as of each outstanding share and share price related incentive scheme.

Requirements for insider reporting

U.S. Federal Securities Law / CareDx’ Constitutive Documents

Section 16 of the Exchange Act requires directors, officers and shareholders beneficially owning more than 10 percent of the company”s outstanding common stock to report their ownership of the company“s equity securities. These individuals and entities must report initial ownership of the company“s equity securities and any change in the amount of securities owned thereafter, and in some cases an annual statement of beneficial ownership must be reported. The reports are commonly referred to as Forms 3, 4, and 5 and are publicly available on the SEC“s website at www.sec.gov. Under Section 16 of the Exchange Act, individuals or entities that enter into certain acquisition and disposition transactions (or similarly certain disposition and acquisition transactions) involving the company”s equity securities in any period of less than six months must forfeit any net profits from such transactions to the company.

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Under Section 13 of the Exchange Act, shareholders beneficially owning more than 5 percent of the company”s outstanding common stock are also required to file certain reports with the SEC disclosing the beneficial ownership and, in certain instances, their intentions with respect to their equity ownership and the relevant company. These reports are commonly referred to as Schedule 13D and Schedule 13G filings and are publicly available on the SEC“s website at www.sec.gov.

The Exchange Act also requires companies to disclose certain purchases of equity securities by themselves and their affiliated purchasers in their annual and quarterly reports covering the applicable fiscal period in which such shares were purchased.

CareDx has also adopted an insider trading policy pursuant to which certain individuals who have or may have access to material non-public information must refrain from the purchase or sale of CareDx’ securities other than during the period in any fiscal quarter beginning on the third trading day following the date of public disclosure of the financial results for the prior fiscal quarter or year and continuing until the twenty-first (21st) day prior to the end of the then current fiscal quarter, and are also subject to certain internal pre-clearance requirements. Pursuant to Rule 10b5 1 under the Exchange Act and CareDx’ policies, individuals may adopt non-discretionary share trading plans that permit them to buy or sell the company“s common stock notwithstanding the trading limitations described above.

Swedish law

Under Swedish law, persons holding an insider position (Sw. insynsställning) in a company with shares listed on Nasdaq Stockholm are required to report their holdings of shares and other financial instruments in such company (including holdings of certain closely affiliated natural and legal persons) and any changes in such holdings to the SFSA. The reporting shall be made in accordance with the Swedish Act on Reporting Obligations for Certain Holdings of Financial Instruments (SFS 2000:1087) and the reports are publicly available on the SFSA“s website www.fi.se. In addition, the same act stipulates a trading ban for the managing director, the deputy managing director(s), the members and deputy members of the Board of Directors, the external auditor and deputy auditor, as well as for the company itself, during the thirty days preceding the publication of the company“s ordinary quarterly interim reports (including the day of publication).

A holder of shares in a company with shares listed on Nasdaq Stockholm must report to the SFSA information on any acquisitions or transfers of shares in the company resulting in the holding reaching, exceeding or falling below 5, 10, 15, 20, 25, 30, 50, 66 2/3 or 90 percent of the aggregate number of shares or voting rights in the company. The SFSA will publish such reports.

The company itself must publish information about any acquisitions or transfers of own shares resulting in the com-pany“s holding reaching, exceeding or falling below the aforementioned thresholds. The company will also be subject to additional disclosure rules of Nasdaq Stockholm relating to the acquisitions or transfers of own shares.

Obligations for a company to disclose changes in its share capital

U.S. Federal Securities Law / CareDx’ Constitutive Documents

Under U.S. securities laws and Nasdaq listing requirements, a company is required to register shares that are offered and issued pursuant to a public offering. The company must file a publicly available registration statement with the SEC, disclosing certain information about the company and the securities to be offered and issued.

A company may also issue additional shares in a private offering or other unregistered offering. Any such unregistered offering generally must be reported in the company“s annual or quarterly report for the applicable fiscal period in which such shares were sold.

Swedish law

Where the total number of shares or votes in a company with shares listed on Nasdaq Stockholm is increased or reduced, the company shall publish information regarding such change. The disclosure shall be made on the last trading day of the calendar month in which the increase or decrease occurs.

Requirements for distribution of information to the markets

U.S. Federal Securities Law / CareDx’ Constitutive Documents

Under U.S. securities laws and Nasdaq listing requirements, a company is required to file annual and quarterly reports with the SEC and to also generally disclose information about certain specific events within four business days of the relevant event. These reports are referred to as Form 10 Ks (annual report), Form 10 Qs (quarterly reports) and Form 8 Ks (current reports) and are available on the SEC“s website. Regulation Fair Disclosure (FD) also generally prohibits companies from selectively disclosing material information to certain individuals, such as analysts, investors and shareholders, before public disclosure of the information. Nasdaq disclosure rules also require companies to give notice to Nasdaq before releasing certain information publicly.

Swedish law

A company with shares listed on Nasdaq Stockholm is required to publish certain information by means of a press release, including but not limited to financial reports, information relating to shareholders” meetings, issues of securities, changes to its board, management or auditors, acquisitions or divestments of businesses, Offers with closely related parties, as well as information about decisions or other facts and circumstances that are reasonably expected to affect the price of the compa-ny“s securities. Further, the company shall keep available on its website its financial reports (for a minimum of five years from the date of disclosure) and all other information disclosed by the company under the rules of Nasdaq Stockholm (for a minimum of three years from the date of disclosure).

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Information about CareDx

information Independent auditor“s report regarding selected historical financial

To the Board of Directors of CareDx, Inc., Delaware corporate number 2982485

We have examined the selected historical financial information of CareDx, Inc., included in the Offer Document on pages 73“76, which comprise the three year period ended December 31, 2014. We have not audited or reviewed CareDx’ unaudited published interim report for the nine-month period ended September 30, 2015.

Responsibility of the Board of Directors for the financial reports

The Board of Directors is responsible for ensuring that the selected historical financial information in the Offer Document is prepared and accurately extracted from the historical financial statements for the years ended December 31, 2014, 2013 and 2012. The Board of Directors is also responsible for ensuring that the selected historical financial information is prepared and presented in an accurate manner in accordance with the requirements of the Swedish Act (1991:980) on Trading in Financial Instruments and the Nasdaq Stock-holm”s takeover rules.

Auditor“s responsibility

Our responsibility is to express an opinion on the presentation of the selected historical financial information based on our examination, conducted in accordance with the FAR“s Recommendation RevR 5 Examination of Financial Information in Prospectuses. This recommendation requires that we comply with FAR`s ethical requirements and have planned and performed the audit to obtain reasonable assurance that the financial statements are free from material misstatements. The firm applies ISQC 1 (International Standard on Quality Control) and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Opinion

In our opinion, CareDx’ presentation of selected historical financial information for the three year period ended December 31, 2014 has been accurately derived from CareDx’ financial statements.

We have audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements of CareDx, Inc. for the years 2014, 2013 and 2012 and have expressed unqualified opinions on those financial statements.

Ernst & Young LLP

Redwood City, California, USA

March 4, 2016

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Information about Allenex

Below is a summary description of Allenex. The information set out in this description is, unless otherwise stated, based on publicly available information, primarily gathered from Allenex annual report for the financial year 2014, the quarterly report for the third quarter 2015 and Allenex website, and has been reviewed by the Board of Directors of Allenex. See “Report by the Board of Directors of Allenex’.

Business description

Business concept

Allenex is a life science company that develops, manufactures, markets and sells products on the global market that facilitate safer transplantation of blood stem cells and organs.

Business model

The core business for Allenex are products and services that increase the chance of carrying out successful transplants by facilitating a better match between the donor and the recipient of blood stem cells and organs. Currently, Allenex markets two key products: Olerup SSP®, a test system for the typing of HLA alleles, used to match patients and donors in hematopoi-etic stem cell and organ transplantation, and XM-ONE®, the first standardized test that quickly identifies if the patient has antigens against HLA Class I or Class II or antibodies against the donor“s endothelium.

Allenex sells its products to medical centers and laboratories active in the transplantation sector. The majority of sales comprise products developed and manufactured by Allenex, however Allenex also offers complementary products from other companies. Sales of test kits for diagnostics and matching are Allenex’ main source of income. Sales are carried out in part through the Allenex’ own sales organization to end customers and in part through local distributors. A key value-driving factor is the knowhow to continually update the product range in order to incorporate new genetic knowledge that Allenex gathers on an ongoing basis. Another is Allenex’ ability to maintain close contact with medical centers and institutions that lead development in the transplantation sector, thereby enabling Allenex to optimally focus the further development of new and existing products.

Vision

Focusing on growth and profitability, Allenex strives to be a leading global player in the transplantation diagnostics sector. With a broad product portfolio for diagnostics and matching in hematopoietic stem cell and organ transplantation, Allenex seeks to offer a complementary range of products that increases the likelihood of successful transplantation. Allenex aims for its products to be the first choice of hospitals, medical centers and laboratories.

Strategy

Allenex strives to be a leading global player in the transplantation diagnostics product sector, with a focus on enhancing growth and profitability through:

Organic growth of the existing product portfolio and prod- ucts being developed in Allenex’ R&D pipeline

Geographic expansion and increased market share

In-licensing of products in the transplantation sector

Distribution agreements

Acquisition of companies and products in the transplantation sector

Financial objectives

Allenex financial objectives are to increase consolidated sales in one economic cycle by an average of at least 10 percent per year, with an EBIT operating margin that exceeds 20 percent.

Organization & employees

Allenex is headquartered in Stockholm, Sweden, where Allenex’ Economy & Finance, Research & Development, Production, Quality Assurance and Regulatory Affairs functions are located, as well as Marketing and Communications. Allenex has a flat, functional organizational structure, in which the head of each function reports directly to the CEO. The managers of Allenex’ sales organizations in Vienna, Austria, and in West Chester, PA, USA also report directly to the CEO. Allenex’ in-house developed test kits are manufactured, packaged and stored at Allenex’ premises in Stadshagen, Stockholm. In Stockholm, the premises also houses laboratories for research and product development. The average number of employees during 2015 was 57.

History

Allenex AB was listed in December 2006 under the name LinkMed AB and the share is traded on Nasdaq Stockholm. In 2011, Allenex changed name to Allenex AB. Since 2012, Allenex has been completely focused on the transplantation diagnostics sector. Allenex serves a global market with a customer base comprising medical centers and laboratories active in the transplantation of blood stems cells and organs. The products facilitate efficient matching of donors and recipients prior to transplantation. Allenex’ main market is Europe, followed by the USA as the second biggest market. Sales are conducted through proprietary sales companies in Vienna, Austria, and West Chester, PA, USA, as well as through sub-distributors in close to forty countries.

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Market

An attractive niche market

The transplantation market is a very attractive niche market in which transplants are performed by a limited number of medical centers. Today around 550 centers perform transplants in the U.S. and Western Europe. The transplantation market is relatively stable and not particularly susceptible to business cycles. Clients are highly specialized, highly skilled from a technology perspective and build long-term relationships with their providers. The customer group consists of hospital- and transplant laboratories as well as specialist physicians.

The HLA product market had an estimated turnover of USD 350 million in 2013, according to the Enterprise Analysis Corporation (Molecular Diagnostics Market Trends and Outlook), broken down into around USD 160 million for HLA typing products and around USD 190 million for antibody detection products. The Enterprise Analysis Corporation expects the market for HLA typing to grow by 10”12 percent annually in the coming years.

Organ Gap

A shortage of organs and problems with rejection reactions drive the need for better matching, in other words, methods that provide information on whether or not tissue from different individuals is a fit as well as identifying any antibodies that may cause rejection reactions or attack the new host in conjunction with transplantation. An increase in the number of people in donor registries worldwide and more people willing to donate organs has also created conditions for greater use of matching methods.

Laboratories play a key role

Typically, the leading hospitals in each country are active in the transplantation sector, usually performing both stem cell and organ transplants. Transplantation laboratories play a key role in supporting hospitals in efforts to control, match and monitor donors and transplant patients. They are specialists in identifying the best donor for a patient in need of a transplant. Both the responsible physician and the laboratory are involved in the decision regarding which tests should be performed on the donor and recipient, and ultimate responsibility for making the decision varies from country to country. An effective sales process is accordingly based on good relationships with both these groups and requires a skilled sales force.

Competitors

In the tissue typing market there are a number of major players with broad product portfolios in molecular diagnostics, where transplantation and HLA typing constitute a segment. None of these global companies are purely focused on the transplantation diagnostics sector like Allenex. The market leader in HLA typing is Thermo Fisher Scientific with Allenex coming in at second place. In certain typing segments other players are also present such as Protrans, GenDx, Bio-Rad Laboratories, R.O.S.E. and Immucor. In certain markets, primarily in Europe, local players serve a number of hospitals and laboratories.

Information about Allenex

Products

The Olerup SSP® product range

The Olerup SSP® product range, used to type HLA alleles based on the SSP technology, has a market leading position, and has long been a well-established brand name. The product range comprises products for high resolution and low resolution HLA typing. Today, Allenex sells around 400 different typing products, covering the approximately 12,000 different HLA alleles (gene variants) that have been identified to date. New HLA alleles are identified each day and the typing kits are continuously updated for new alleles. Allenex thus offers one of the most up-to-date and comprehensive libraries of HLA typing kits based on SSP technology.

Allenex also offers a software program “ Helmberg SCORE” “ for supplementary evaluation of results, a software tool that supports the Olerup SSP® product range.

Allenex typing kits have been CE marked for many years in accordance with IVD directives required for sales in Europe. Furthermore, the products are cleared by the FDA for sales in the U.S. and are also cleared for the Canadian market. Additional registration processes are ongoing in several other markets such as China, Argentina and Brazil.

SBT Resolver” product range

Allenex also offers a complete product range for sequence-based typing (“SBT”) of HLA alleles. This is done on the basis of a sales and distribution agreement with Conexio Genomics, covering Conexio“s SBT Resolver” and Assign” products. Con-exio Genomics is an Australian company specialized in the development of sequencing for HLA typing. In 2014, the contract between Allenex and Conexio was expanded, whereby cooperation between the two was deepened and extended through April 2018 at the earliest.

SBT Resolver” is a test kit for sequence based HLA typing, while AssignSBT” is a complementary software for sequence analysis.

Conexio“s SBT products are CE marked for usage in Europe, while product registration work is ongoing in Canada. I connection with renegotiations of distribution agreement in 2014, Allenex obtained the right to market and sell three new products from Conexio, which belong to the Next Generation Sequencing (NGS) category. NGS encompasses new technologies that facilitate better and less expensive DNA and RNA sequencing. The third product, Gamma-Type”, is a new diagnostics tool for establishing non-HLA compatibility in stem cell transplantation. The products come with a sequence analysis software. GammaType” and the new NGS product are unique and lack comparable competitors.

The product line SBT Resolver” is a good complement to Olerup SSP®. SBT Resolver” primarily targets larger typing laboratories and hospitals, while Olerup SSP® is mainly used by smaller laboratories thanks to the low upfront investment cost, or alternatively as a complement to the SBT technique. With access to both of these product lines, based on two different typing technologies, Allenex offers a broad product portfolio in HLA typing, thus further improving services in the HLA market by offering customers a total solution. Both Allenex HLA typing

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Information about Allenex

product lines are stand-alone solutions but can also be combined, opening up new and increased sales opportunities.

Crossmatch Test XM-ONE®

Despite testing to match the donor“s tissue with the recipient“s immune system, 10 “ 15 percent of kidney transplant recipients lose their kidneys within a year of the transplantation (Current Opinion in Immunology 2008, 20:607“613) . A possible reason may be that the recipient has antibodies against the cells that line the inside of the blood vessels (endothelial cells) of the transplanted organ. The Allenex diagnostic crossmatch test XM-ONE® is primarily used today prior to kidney transplantation to detect non-HLA antibodies against the donor“s endothelia.

The results of the first clinical trials using XM-ONE®, published in February 2009 in the medical journal Transplantation (Transplantation, Vol 87, (4), February 27, 2009), indicated that XM-ONE® could predict rejection reactions in patients that had been approved for transplants using testing methods that are otherwise considered standard today. In recent years, the results of further trials have been published showing that XM-ONE® is a good complement to traditional antibody testing prior to kidney transplantation. New national and regional clinical trials are ongoing in the U.S. and Europe, aimed at further demonstrating the product“s clinical value.

XM-ONE® is CE marked for sales in Europe and has been cleared by the FDA for sales in the U.S.

Product development

Today, Allenex SSP products have a strong market position in their field of technology. They are updated on an ongoing basis and the strategy is to offer as close to total solutions as possible.

In 2014, active development began at Allenex on a completely new product group for HLA typing based on Real-Time PCR (q-PCR) methodology. The starting point for the development work is SSP technology, which is at the core of the Allenex product range today. The new product QTYPE® will primarily focus on low-resolution typing in conjunction with organ transplantation and typing that either requires ease of administration and expedient results, or where high-resolution typing is not a requirement, such as in a familyinvestigation prior to stem cell transplantation. Allenex new product is based on hydrolysis probes, commonly referred to as TAQMAN® technology, and differs from the existing products on the market. This technology has a number of significant advantages compared to melt curve technology.

QTYPE® will initially compete with traditional SSP typing, a sector where Allenex has products today, as well as with existing real-time solutions, but also with SSO. In SSP, Allenex counts on being able to challenge other suppliers and win market share. Great opportunity to win market share is also seen in SSO, where One Lambda is dominant today. When transplanting organs from deceased donors it is of great importance to be able to expediently carry out HLA typing to find an appropriate recipient. Real-Time PCR is a more automated method that provides faster results with a lesser proportion of manual work. Typing with QTYPE® will take around one hour compared to the up to three hours it takes to do traditional SSP typing. In this con-

text, SSO typing is relatively slow, taking 5“7 hours to conduct. Besides organ transplantation, the method has applications in other types of conditions.

QTYPE® was introduced at the end of April at the European HLA congress, EFI, in Geneva. At the end of September QTYPE® was also presented at the American market at the corresponding HLA congress for the U.S. market, ASHI, in Savannah, Georgia. It is currently estimated that the new product will generate active sales in the first half of 2016.

Continuous product development is also ongoing at Allenex to maintain its position as market leader in SSP technology. Allenex continues to develop its current product line to ensure high performance in SSP typing. Allenex is also reviewing solutions adapted to laboratories looking for SSP technology with the possibility of increased automation that can be used as a complement to SSO and SBT technologies. In 2012, Allenex introduced Olerup SSP® Add-ons, a complement to the automated technologies (SSO and SBT). In 2014, additional Olerup SSP® products were introduced with the aim of meeting customer needs for improved HLA typing with traditional SSP technology.

Marketing and positioning

Marketing

Marketing is handled centrally by Allenex in Stockholm, encompassing both strategic marketing and production of marketing collateral. Strategic marketing is conducted to secure and strengthen Allenex’ brands in Allenex’ product portfolio, comprising the Olerup SSP®, SBT Resolver” and XM-ONE® product lines. Central to this is the positioning of Allenex as a streamlined company targeting the transplantation diagnostics sector with first class products. Business intelligence is carried out on a routine basis and global as well as national/regional strategies are formed in a dialog with proprietary sales teams in Austria and the U.S. All marketing collateral is developed centrally and is made available to the sales companies and their sub distributors.

Positioning

Both the Olerup SSP® and SBT Resolver” product lines complement each other well and their positioning in terms of marketing and sales is primarily based on the nature of the Allen-exed laboratory. SBT Resolver” is foremost a product for more automated laboratories, while Olerup SSP® is best suited as a complementary method. Previously, the more automated laboratories chose Olerup SSP® to a lesser extent, but as Allenex now offers a competitive automated solution, SBT Resolver”, this increases the potential of Allenex partnering with these laboratories too. Olerup SSP® has always been an option for smaller laboratories, where the product range is a very good fit as a primary technology.

Customer groups

Allenex customers largely constitute laboratories active in transplantation diagnostics. Today, there are three different technologies on the market for HLA typing (SSP, SSO and SBT), where the most common typing technique globally, in terms of volume,

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is SSO. However, most laboratories use SSP typing, either as a primary or supplementary technique. The size of the laboratory and its level of automation determines to what extent the respective methods are used. Today, the largest laboratories mainly utilize automated solutions (SBT and SSO) as their primary technology, while smaller laboratories generally prefer SSP typing. Subsequently, the choice of typing technology is a key parameter for customer categorization. Furthermore, in recent years two new furtherdeveloped technologies have been tested. These are Next Generation Sequencing (NGS), which primarily targets laboratories that conduct register typing, and Real-Time PCR (also called qPCR), which is currently mainly used for typing deceased donors prior to an organ transplant. To date, these two technologies are used on a limited scale, however usage is expected to increase in the coming years. It is believed that NGS will primarily compete with SSO and SBT, while Real-Time PCR is expected to mainly compete with SSP and SSO.

Allenex is working to meet market demand for automated typing solutions, in part through proprietary product development, and in part through partnerships with other companies. Since mid-2011, Allenex is the exclusive global distributor of the HLA typing product SBT Resolver”, with the related software Assign SBT” from the Australian company Conexio Genomics. SBT Resolver” was introduced by Allenex in the second half of 2011. This contract gives Allenex greater opportunity to partner with larger, automated laboratories. Since these laboratories to a large extent strive to use the same supplier for all HLA typing products, this contract will also facilitate increased sales opportunities for Allenex SSP products. SBT Resolver” has been introduced to a large number of potential customers. Following an introductory demonstration, the laboratory usually conducts an independent comparison to the product currently in use. If the comparison favors Allenex, careful product validation is then carried out prior to fully converting to SBT Resolver”.

The validation process tends to be relatively long, usually taking from 6 to 15 months. As of December 31, 2015, 46 laboratories had converted, partially or fully, to SBT Resolver” (26 in North American and 20 in Europa/Asia), with around 10 laboratories at the validation stage.

Abbott Laboratories recently sold the rights to its SBT portfolio to the Dutch company GenDx, which will take over the production and distribution of these products starting on Jan-uary 1, 2016. It is believed that GenDx will thereby be able to strengthen its product portfolio in Europe by taking over current sales from Abbott. This also opens up opportunities for Allenex to convert certain centers to SBT Resolver”. At the same time, Allenex sees great opportunities in this supplier shift to further increase its market share for SBT Resolver” in the U.S., where GenDx“s market penetration is low.

Market performance

Traditional SSP typing is still a key technology in the vast majority of HLA laboratories worldwide. Even though the technology has been around for 25 years, it still generates stable sales in most

Information about Allenex

markets. The technology adapts easily to today“s needs and this flexibility allows Allenex to continue to regard it as an important part of Allenex’ product mix for the foreseeable future. Despite this, there are of course challenges to address, in particular from the more automated technologies such as SSO, SBT and real-time PCR.

Allenex initial strategy has been to introduce SBT Resolver” to the largest and most automated HLA laboratories in the U.S. and Europe, to then, in a second phase, focus on converting mid-sized laboratories from competing products. A number of the largest laboratories have very high volumes as they conduct tests for national or regional typing registers. Major register typing laboratories conduct HLA typing tests on more than 5,000 individuals per year and are very careful in their evaluation of new suppliers.

In the U.S., in particular, there are larger laboratories where SBT typing is used for clinical typing. In total, around 70 of the 200 HLA laboratories use SBT technology clinically, and of these, 26 laboratories (around 37 percent) have so far chosen Allenex as SBT supplier. Of the 70 laboratories that use SBT technology, around 10“15 of them type over 1,500 tissue samples each per year, with a few typing even more than that. These are the laboratories that Allenex has initially chosen to target, as they hold high value as reference customers, which is important in this segment. Among these large laboratories, Allenex currently has four customers. In Europe, the trend is that larger laboratories or consortiums of laboratories are becoming more active. This is the case in Germany in particular, where a few really large laboratories are taking a more extensive hold of the typing market. There, the demand is for automated solutions that can handle larger volumes, and during the year Allenex entered into an agreement with a large new German customer encompassing the delivery of reagents for SBT typing to this laboratory. This laboratory is one of the very largest in HLA typing in Europe, entailing not only an increase in volumes but also a wellreputed reference center for Allenex.

The distribution agreement between Conexio Genomics and Allenex subsidiary Olerup SSP AB runs through April 2018. In addition to the distribution of SBT Resolver”, the agreement with Conexio Genomics includes two new products for Next Generation Sequencing (NGS), reagents and software. Also included is Gamma Type”, a product for typing of the Gamma block, an area that has not previously been possible to analyze using traditional methods. The introduction of Gamma Type” began during the first six months of 2015 and Allenex plans to successively introduce the NGS portfolio over the next two years. The new products will provide Allenex with further opportunity to reinforce its leading position in the HLA typing market. There is currently one actor in the real-time PCR segment, Linkage Bioscience. Allenex launched products for HLA typing on the American market almost five years ago. Allenex’ products are in use today at some thirty laboratories in the U.S., primarily for typing deceased donors. The product line is based on melt curve technology.

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Information about Allenex

Sales

Sales in Europe

The Allenex sales company in Vienna, Austria, with nine employees, is responsible for sales and distribution in Europe. Direct sales are conducted to end customers in Germany, Benelux, Austria, Slovenia and the Nordic region, and via sub-distributors in the rest of Europe, Asia and Africa. Today, the European market is Allenex’ core market, comprising almost 70 percent of Allenex’ total sales during 2015.

Sales in North America

The Allenex sales company, headquartered in West Chester, Pennsylvania, with eight employees, is responsible for direct sales to customers in the U.S., and via sub-distributors in Canada as well as Central and South America. The North American market constituted approximately 30 percent of Allenex’ total sales during 2015.

Sales on other markets

Establishment in new markets is a part of the Allenex growth strategy for Allenex’ existing product portfolio. China and India are two of the ten largest transplantation markets and they are growing at a faster pace than the more established markets. Allenex sells HLA typing kits in both China and India, but still in small volumes.

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Information about Allenex

Board of Directors of Allenex and executive management

The Board of Directors

Anders Williamsson “ Chairman

Chairman since: 2012.

Education: B.Sc. (Econ.) from Lund University

Experience: More than 35 years of experience in the international life science and medtech sectors. Other assignments: Chairman of Tigran Technologies AB (publ), Nano Bridging Molecules SA and Fade Hook & Draw AB as well as board member in DreamWorks Scandinavia AB, Helsingborgs Marathon AB and Run Walk Rest AB. Anders Williamsson was previously CEO and board member in HemoCue AB and POCT Holding AB, CEO of Atos Medical AB and Deputy CEO of Pernovo AB.

Holdings: 0 shares. Independent Board member.

Oscar Ahlgren

Board member since: 2009.

Education: Business studies at Lund University and Paisley University.

Experience: Extensive experience in the finance industry, including as an investment advisor at Matteus Fondkommission AB, Nordea Bank AB and Kaupthing Bank Sweden. Other assignments: Board member and CEO of Västra Hamnen Corporate Finance AB. Board member of Crunchfish AB, EffRx Pharmaceuticals S.A, Midroc Finans AB, Midroc Invest AB and Xenella Holding AB.

Holdings: 0 shares.

Not independent of principal shareholders.

Sven-Olof Johansson

Board member since: 2006.

Education: MSc Political Science and MSc in Business and Economics.

Experience: Extensive experience in the property and finance industries.

Other assignments: CEO and principal owner of FastPartner AB (publ). Chairman of Compactor Fastigheter AB and Xenella Holding AB, among others. Board member of Autoropa AB and NCC AB.

Holdings: 50,207,510 shares (directly and indirectly incl. Xenella Holding AB“s entire holdings).

Not independent of principal shareholders.

Gunnar Mattsson

Board member since: 1998. Previously Chairman of the Board. Education: Master of Laws and a member of Swedish Bar Association since 1994.

Experience: Partner at Advokatfirman Lindahl. Practice with a special focus in the life science sector.

Other assignments: Chairman of Pharmacolog i Uppsala AB (publ). Board member of GoDoc AB, CellProtect Nordic Pharmaceuticals AB, Advokatfirman Lindahl KB and Advokatfirman Lindahl AB as well as board member and CEO of Advokatfirman Lindahl i Uppsala AB.

Holdings: 179,662 shares.

Independent Board member.

Executive management and heads of sales companies

Anders Karlsson

Position: CEO since 2011, previously CEO for the subsidiary AbSorber AB since 2008 and Olerup International since 2009. Education: Market economics and an MBA. Experience: More than 20 years of experience in the pharmaceutical industry and medtech operations. Background as sales director at Sandoz AB, Marketing Director and Sales & Marketing Director at Novartis Sweden AB. CEO of Novartis Norge AS. Other assignments: CEO Olerup SSP AB, AbSorber AB and Olerup International AB. Chairman and CEO Olerup Inc. and Geschäfts-führer Olerup GmbH.

Holdings: 425,000 shares (directly and indirectly).

Yvonne Axelsson

Position: CFO since 2007. Education: MSc Business and Economics.

Experience: Background as senior management consultant and partner with a focus on the role of CFO and financial manager at companies in the finance, property and insurance sectors. Also worked at the Swedish Financial Supervisory Authorities focused on rules & regulations, risks and corporate governance in the financial sector.

Other Assignments: Board Member AbSorber AB, Olerup SSP AB and Olerup International AB.

Holdings: 0 shares.

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Information about Allenex

Lars Öqvist

Position: Marketing Director since 2009.

Education: Registered nurse and Degree in Marketing Economy from IHM.

Experience: More than 20 years experience in the life science sector in various positions in sales and marketing of pharmaceuticals and in vitro diagnostics Allenex specialist medical care. Other assignments: Board Member Olerup, Inc., Owner and Board Member of Sellmakonsult AB.

Holdings: 0 shares.

Håkan Hall

Position: Head of Research & Development antibody detection since 2010.

Education: PhD, MBA.

Experience: Extensive experience in biomedical research and development in academia and industry. Has also held positions in sales, marketing and business development.

Holdings: 0 shares.

Anna Hedlund

Position: Head of Research & Development tissue typing since 2008.

Education: Master“s Degree in Engineering.

Experience: Worked at Olerup SSP AB since 2002. Has been working with product development in a leadership role since

2005.

Holdings: 0 shares.

Caroline Åkerberg

Position: Production Manager since February 2014. Education: Technical College Engineer. Experience: More than 20 years of experience in the production of PCR based IVD diagnostics. She also has previous experience from various positions at Sangtec Molecular Diagnostics AB and Cepheid AB.

Holdings: 0 shares.

Daniel Malica

Position: Quality Director since May 2014. Education: Master“s degree in Engineering.

Experience: More than 20 years of experience in medtech production, mostly from various management positions at St. Jude Medical AB in Sweden and internationally. He has extensive experience in Quality Assurance and Regulatory Affairs. Prior to joining Allenex/Olerup he was Director Quality & Regulatory Affairs for three years at St. Jude Medical”s operations in Malaysia.

Holdings: 0 shares.

Karin Mattsson

Position: Regulatory Affairs Director since January 1, 2016.

Education: M.Sc. Molecular Biology, Ph.D. m cell and tumor biology Experience: Karin Mattsson has more than 20 years of experience from laboratory-based activities within governmental organizations, academic research and biomedical development in the private market. During the last 10 years she has worked with the development of immunological products including in Biovator, Absorber and Olerup SSP.

Holdings: 0 shares.

Roswitha Keller

Position: Geschäftsführer of Olerup GmbH, responsible for sales in Europe and the rest of the world, excl. the Nordic region, North, Central and South America, since 2009.

Education: Ph.D. Immunology.

Experience: More than 20 years of experience in life science and diagnostics. She has a background as sales and marketing manager for companies and has been CEO of Deutsche Dynal, Geno-Vision/Qiagen Austria and VP Marketing and Sales at NorDiag.

Holdings: 0 shares.

Gordon Hill

Position: VP General Manager of Olerup Inc., responsible for sales in North, Central and South America since 2013. Education: B.S. Biology and M.S. Plant Pathology. Experience: More than 12 years of experience in the HLA sector from medical centers and industry. Past experience includes Senior HLA Biotechnologist and HLA-DNA Laboratory Supervisor, American Red Cross, as well as Technical Consultant, Domestic Sales, One Lambda.

Holdings: 0 shares.

116| CareDx’ offer to the shareholders of Allenex

Information about Allenex

Selected consolidated historical financial information

The information below regarding Allenex has been extracted from the audited annual reports 2014, 2013 and 2012 and the unaudited year-end report for 2015. The consolidated financial statements of Allenex have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU, and also in accordance with the Swedish Reporting Board's (Sw. *Rådet för finansiell rapportering*) RFR 1. Figures stated in "*Selected consolidated historical financial information*" are rounded to thousand. Percentages are displayed with one decimal and are also rounded. Some calculations may appear to sum incorrectly due to rounding.

Consolidated condensed statement of comprehensive income

	Full year ended December 31			
	(unaudited)	(audited)		
SEK, in thousands	**2015**	**2014**	**2013**	**2012**
Net sales	134,548	125,216	111,811	112,688
Changes in inventories of finished goods	4,092	5,384	3,163	220
Capitalized development costs	2,354	711	–	–
Other earnings	3,481	4,209	3,792	3,445
	144,475	**135,520**	**118,766**	**116,353**
Raw materials and consumables	(29,272)	(26,169)	(18,870)	(18,089)
Other expenses	(38,323)	(38,850)	(43,740)	(44,770)
Cost of employee remuneration	(48,582)	(45,161)	(44,414)	(43,299)
Depreciation/amortization	(4,130)	(2,450)	(2,151)	(2,262)
Operating results	**24,168**	**22,890**	**9,591**	**7,933**
Results from associated companies	–	–	1,705	1,050
Other financial expenses and income	(5,241)	–	–	–
Financial income	–	3,454	48	453
Financial expenses	–	(5,974)	(5,803)	(7,001)
Results before tax	**18,927**	**20,370**	**5,541**	**2,435**
Taxes	(3,795)	(5,182)	(3,237)	(2,160)
Net results for the period	**15,132**	**15,188**	**2,304**	**275**
Other comprehensive results for the year:				
Translation differences	(7,139)	(6,850)	766	779
Total comprehensive results for the period	**7,993**	**8,338**	**3,070**	**1,054**
Net results pertaining to:				
Owners of the parent	15,132	12,918	5,603	4,452
Non-controlling interests	–	2,270	(3,299)	(4,177)
	15,132	**15,188**	**2,304**	**275**
Total comprehensive results pertaining to:				
Owners of the parent	7,993	10,228	6,081	4,655
Non-controlling interests	–	(1,890)	(3,011)	(3,601)
	7,993	**8,338**	**3,070**	**1,054**
Earnings per share, basic/diluted	0.13	0.11	0.05	0.04
Average number of shares outstanding, basic/diluted	120,288,448	120,288,448	120,288,448	120,288,448
Number of shares at the year end	120,288,448	120,288,448	120,288,448	120,288,448

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Information about Allenex

Consolidated statement of financial position

December 31

(unaudited)(audited)

SEK, in thousands 2015 2014 2013 2012

Intangible assets

Goodwill 214,962 215,272 214,806 214,541

Other intangible assets 74,340 64,776 63,248 64,220

Total intangible assets 289,302 280,048 278,054 278,761

Tangible fixed assets

Total tangible fixed assets 3,481 3,278 3,781 4,496

Other fixed assets

Total other fixed assets 2,935 4,170 7,077 8,711

Total fixed assets 295,718 287,496 288,912 291,968

Current assets

Inventories 41,269 38,106 29,733 21,701

Current receivables 18,593 17,002 15,492 14,912

Cash and cash equivalents 4,294 7,323 10,046 14,327

Total current assets 64,156 62,431 55,271 50,940

Total assets 359,874 349,927 344,183 342,908

Pledged assets “ 251,380 260,448 237,734

Equity and liabilities

Total equity 209,503 220,480 215,859 216,196

Non-current liabilities

Interest-bearing liabilities 87,870 71,324 82,874 18,000

Deferred tax liabilities 16,394 14,321 13,446 13,172

Total non-current liabilities 104,264 85,645 96,320 31,172

Current liabilities

Interest-bearing liabilities 21,113 20,923 14,514 80,774

Non-interest-bearing liabilities 24,994 22,879 17,490 14,766

Total current liabilities 41,338 43,802 32,004 95,540

Total equity and liabilities 359,874 349,927 344,183 342,908

118| CareDx’ offer to the shareholders of Allenex

Information about Allenex

Consolidated statement of cash flows

Full year ended December 31

(unaudited)(audited)

SEK, in thousands 2015 2014 2013 2012

Operating income 24,168 22,890 9,591 7,933

Adjustment for items not included in the cash flow(503)(3,832) 2,678 3,794

Financial items(3,181)(3,012)(4,465)(7,353)

Taxes paid(1,565)(504)(1,328)(3,770)

Cash flow from operations before changes in working capital 18,919 15,542 6,476 604

Decrease (increase) in inventories(3,053)(6,950)(7,825)(890)

Decrease (increase) in operating receivables(641) 1,072(2,147)(3,475)

Decrease (increase) in operating liabilities(528) 802 1,905(7,025)

Cash flow from operating activities 14,697 10,466(1,591)(10,786)

Cash flow from investing activities(14,045)(3,235) 1,237 961

Cash flow from financing activities(3,715)(9,717)(3,874)(56,403)

Cash flow for the period(3,063)(2,486)(4,228)(66,228)

Cash and cash equivalents at the start of the period 7,323 10,046 14,327 80,530

Exchange rate differences in cash and cash equivalents 34(237)(53) 25

Cash and cash equivalents at the period-end 4,294 7,323 10,046 14,327

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Information about Allenex

Share capital and ownership structure

The share

The Allenex Share has been listed since December 2006 and is traded on Nasdaq Stockholm, Small Cap list. The share has an industry classification of Life Sciences Tools & Services, ticker: ALNX with ISIN code SE0000619181. There is only one Allenex Share class, with all shares having equal voting rights. Each share carries one vote at the annual general meeting. All shares have equal rights to Allenex' assets and earnings. The Allenex Shares are issued in accordance with Swedish law and are denominated in Swedish kronor.

Share capital

As of the date of this Offer Document, share capital in Allenex amounted to SEK 120,288,448 distributed among 120,288,448 shares, each with a par value of one Swedish krona.

The table below show the development of Allenex' share capital since January 1, 1998.

Year	Transaction	Change in number of shares	Total number of shares	Change in share capital	Total share capital	Nominal value per share
1998	Formation	1,000	1,000	100,000	100,000	100
1998	New share issue	2,500	3,500	250,000	350,000	100
1999	Split 10:1	31,500	35,000	–	350,000	10
1999	New share issue	79,333	114,333	793,330	1,143,330	10
1999	New share issue	22,620	136,953	226,200	1,369,530	10
2000	Split 10:1	1,232,577	1,369,530	–	1,369,530	1
2000	New share issue	258,379	1,627,909	258,379	1,627,909	1
2001	Promissory subscription	85,000	1,712,909	85,000	1,712,909	1
2001	Issue in kind	30,000	1,742,909	30,000	1,742,909	1
2001	New share issue	85,900	1,828,809	85,900	1,828,809	1
2002	New share issue	365,762	2,194,571	365,762	2,194,571	1
2002	New share issue	365,762	2,560,333	365,762	2,560,333	1
2003	Conversion A to B[1]	–	2,560,333	–	2,560,333	1
2003	New share issue	371,731	2,932,064	371,731	2,932,064	1
2004	New share issue	700,000	3,632,064	700,000	3,632,064	1
2005	New share issue	750,000	4,382,064	750,000	4,382,064	1
2005	New share issue	111,500	4,493,564	111,500	4,493,564	1
2006	Excercised stock option	165,000	4,658,564	165,000	4,658,564	1
2006	Debt conversion	137,275	4,795,821	137,275	4,795,821	1
2006	New share issue	926,164	5,721,985	926,164	5,721,985	1
2006	New share issue	3,000,000	8,721,985	3,000,000	8,721,985	1
2008	Issue in kind	39,063	8,761,048	39,063	8,761,048	1
2009	New share issue	7,300,873	16,061,921	7,300,873	16,061,921	1
2009	Issue in kind	417,661	16,479,582	417,661	16,479,582	1
2009	Issue in kind	492,034	16,971,616	492,034	16,971,616	1
2010	Issue in kind	207,648	17,179,264	207,648	17,179,264	1
2010	Issue in kind	4,800	17,184,064	4,800	17,184,064	1
2011	New share issue	103,104,384	120,288,448	103,104,384	120,288,448	1

1) Prior to 2003 the total number of shares consisted of both A and B shares.

Source: Allenex 2014 annual report

120 | CareDx' offer to the shareholders of Allenex

Information about Allenex

Shareholding structure

The table below shows the shareholding structure in Allenex as of December 31, 2015.

Shareholder	No. of shares	Capital and votes %
Midroc Invest AB	43,678,850	36.3%
FastPartner AB	38,886,307	32.3%
Xenella Holding AB	11,174,755	9.3%
Handelsbanken Liv	6,842,887	5.7%
Avanza Pension	3,434,206	2.9%
Nordnet	1,824,408	1.5%
Other	14,447,035	12.0%
Total, all owners	120,288,448	100.0%

Share price development

The chart below shows the share price development on Nasdaq Stockholm between January 1, 2012 and December, 15, 2015, the last trading day prior to announcement of the Offer. The share price has increased by 5 percent during the period January 1 – September 30, 2015, compared to Nasdaq Stockholm Health Care Index which increased by 9 percent.

- During the same period Nasdaq Stockholm Small Cap Index increased by 40 percent.
- As of January 1, 2015 the market capitalization amounted to SEK 231 million based on a share price of SEK 1.92.
- As of December 15, 2015 the market capitalization amounted to SEK 243 million based on a share price of SEK 2.02.
- A total of 29.9 million shares were traded for the period January 1 – December 15, 2015 on Nasdaq Stockholm, which represents an increase of 69 percent compared to the same period in 2014.


Share price, SEK
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Volume, millions
25.00
20.00
15.00
10.00
5.00
0.00
Jan-12
Apr-12
Jul-12
Oct-12
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Jul-15
Oct-15
Allenex
OMX Stockholm Allshare
Volume, millions

Depository

The shares of Allenex are registered in the electronic securities system maintained by Euroclear (Euroclear Sweden AB, PO Box 191, 101 23, Stockholm). No share certificates have been issued.

Shareholders' agreements

The Board of Directors of Allenex is not aware of any shareholders' agreements or any other agreements or similar arrangements between the shareholders of Allenex which aim to exercise joint influence over Allenex or that may lead to a change in the control of Allenex. For a description of the Major Shareholders' undertakings to accept the Offer, see "*The Offer – Undertaking to accept the Offer*".

Dividend and dividend policy

The Allenex Board intends, until further notice, to allow Allenex to carry forward all profit to finance future growth and operations.

Share related Incentives programs

Allenex has no share related incentive programs.

Board authorizations and holdings of treasury shares

At the 2015 annual general meeting of Allenex in May 2015 it was resolved that the Board of Directors of Allenex shall be authorized, for the time up to the next annual general meeting, to issue up to a total of 12 million shares, in one or multiple instances. The board shall be able to decide on new issue deviating from the shareholders' preferential righrs with or without provision for set-off, kind or otherwise with conditions.

Allenex does not have any holdings of treasury shares.

CareDx' offer to the shareholders of Allenex | 121

Information about Allenex

Articles of association of Allenex

Allenex AB (publ)

Company registration number: 556543-6127

§ 1 Company

The company“s name is Allenex AB. The company is a public company (publ.).

§ 2 Registered office

The Board of Directors shall have its registered office in Stock-holm.

§ 3 Business description

The company shall itself and through subsidiaries and associated companies, develop, produce, market and sell pharmaceuticals, medical devices and diagnostics and conduct other business compatible therewith preferably within the transplantation area.

§ 4 Share capital

The share capital of the company shall be no less than SEK 45,000,000 and no more than SEK 180,000,000.

§ 5 Number of shares

The number of shares shall be no less than 45,000,000 and no more than 180,000,000.

§ 6 Board of Directors

The Board of Directors shall consist of no less than three and no more than eight members with a maximum of three deputies. Members and deputies are elected annually at the AGM for the period until the next AGM.

Auditors

The AGM appoints one or two auditors with or without deputies.

§ 7 Notice

Notice convening a General Meeting shall be issued through announcement in Post- och Inrikes Tidningar as well as on the company“s website. Announcement to the effect that notice convening a general meeting has been issued shall be made in Svenska Dagbladet. At the time of notice, information that the notice has been published in Swedish newspaper Svenska Dagbladet.

To be authorised to attend a general meeting, the shareholders shall notify the company not later than 4.00 p.m. on the date stated in the notice convening the meeting. This day may not be a Sunday, public holiday, Saturday, Midsummer Eve, Christmas Eve or New Year“s Eve and may not be earlier than the fifth weekday prior to the meeting.

§ 8 General Meetings

At the Annual General Meeting the following matters shall be dealt with.

1. Election of Chairman of the Meeting;

2. Preparation and approval of voting list;

3. Election of one or two minutes as such must be appointed;

4. Approval of the agenda;

5. Determination of whether the Meeting has been duly convened;

6. Presentation of the annual report and the auditors” report and, where appropriate, consolidated accounts and audit report;

7. Decision

a. adoption of the income statement and balance sheet and, where applicable, the consolidated income state- ment and consolidated balance sheet;

b. allocation of the company“s profit or loss according to the adopted balance sheet;

c. discharge from liability of the Board of Directors and the CEO;

8. Determination of board and auditor remuneration;

9. Election of Board members and, where applicable, auditors and deputy auditors;

10. Other matters incumbent on the Annual General Meeting under the Companies Act or the Articles of Association.

§ 9 Financial year

The financial year of the company shall be the calendar year

§ 10 Record day provision

The company“s shares must be registered in a central securities register pursuant to the Financial Instruments Accounts Act (1998:1497).

122| CareDx’ offer to the shareholders of Allenex

Information about Allenex

Year-end report 2015

ALLENEX AB (PUBL)

YEAR-END REPORT 2015

For the October-December period

· Net sales for the period were SEK 34.7 million (30.7).

· Operating income (EBIT) for the period was SEK 9.1 million (9.5).

· Operating margin for the period was 26 percent (31).

· Earnings after tax for the period amounted to SEK 5.6 million (7.2).

· Earnings per share, basic and diluted, for the period were SEK 0.05 (0.05).

For the January-December period

· Net sales for the period were SEK 134.5 million (125.2).

· Operating income (EBIT) for the period was SEK 24.2 million (22.9).

· Operating margin for the period was 18 percent (18).

· Earnings after tax for the period amounted to SEK 15.1 million (15.2).

· Earnings per share, basic and diluted, for the period were SEK 0.13 (0.11).

· The Board of Directors proposes that no dividend be distributed for 2015.

Significant events in the fourth quarter:

· CareDx, Inc., listed on Nasdaq Global Market, USA, made a public takeover offer to the shareholders of Allenex AB to ac- quire all the outstanding shares in the company. The Board of Directors of Allenex unanimously recommended the share- holders of Allenex to accept the public takeover offer.

Significant events after the period-end:

· CareDx, Inc. announced revised terms of its offer to the shareholders of Allenex AB. The Board of Directors” recommenda- tion to the shareholders of Allenex to accept the offer remains.

President and CEO Anders Karlsson“s commentary on 2015:

“Strong growth continued for us in the U.S. throughout 2015. Sales were up for all our key products, in particular for sequence-based typing, SBT. During the year, we forged ties with several large and valuable centers in the U.S. in this segment. EBIT for the full year was 18 percent (18), following a strong closing fourth quarter both from a sales and profitability perspective. We look forward with confidence to the launch of our new product QTYPE®, based on real-time PCR methodology. Active sales of

QTYPE® are expected in the first half of 2016.”

For more information please contact:

Anders Karlsson, CEO, tel. +46 (0)70-918 00 10 or e-mail: anders.karlsson@allenex.se

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Information about Allenex

ALLENEX

GROUP OPERATIONS

Allenex is a Life science company that develops, manufactures, markets and sells products on the global market that facilitate safer transplantation of blood stem cells and organs. Allenex is listed on NASDAQ OMX Stockholm, Small Cap, (ticker: ALNX). There are 57 employees in the Allenex group.

SALES

Net sales for the fourth quarter amounted to SEK 34.7 million (30.7), corresponding to an increase of 13 percent compared to the same period last year.


Net Sales, MSEK
30,6
31,5
32,4
30,7
33,7
33,9
32,2
34,7

North America continues to increase in importance for the group, accounting for 30 percent of total sales for the year, while the corresponding figure for the full year 2014 was 23 percent. Growth in this region is primarily driven by new customers in the SBT segment, where three new customers were added in the quarter. Positive developments in SSP sales were also noted in the region. Sales in North America were up by 19 percent in local currency (USD) compared to the same period last year.

Sales in Europe were down seven percent in local currency compared to the full year 2014. Sales in France continued to rise, in particular sales of traditional SSP products, where the company's local representative is linked to a national tender process. Germany showed a negative development for the full-year falling by 15 percent compared to 2014 as a whole. The transplantation scandal that came to light in 2012 continued to have a negative impact on organ donations in the country. Between 2011 and 2014 the number of transplants in Germany using organs from deceased donors decreased from 3 917 to 2 989, a reduction of 25 percent. At the same time, a consolidation of operations to larger laboratory groups and the transition to more automated technologies such as SSO and SBT is ongoing in Germany. However, the negative sales development in Germany subsided in the last quarter. Sales in the emerging markets of India and China for the quarter were lower than the same period last year.


Sales 2015 - global breakdown

Allenex products are distributed by direct sales through a proprietary sales organization in key markets such as the USA, Germany and in the Nordic region. They are also distributed via partnerships with local distributors in other markets. Registration processes are ongoing for the company's products in a number of countries, with work underway to secure strong local sales/distribution partners in these markets. This has intensified in that the competitors One Lambda and Life Technologies, which were acquired by Thermo Fischer Scientific in recent years, have now chosen to consolidate their operations to one distributor in certain markets.

CUSTOMER GROUPS

Allenex customers largely constitute laboratories active in transplantation diagnostics. Today, there are three different technologies on the market for HLA typing (SSP, SSO and SBT), where the most common typing technique globally, in terms of volume, is SSO. However, most laboratories use SSP typing, either as a primary or supplementary technique. The size of the laboratory and its level of automation determines to what extent the respective methods are used. Today, the largest laboratories mainly utilize automated solutions (SBT and SSO) as their primary technology, while smaller laboratories generally prefer SSP typing. Subsequently, the choice of typing technology is a key parameter for customer categorization.

In recent years, two new further-developed technologies have been tested. These are Next Generation Sequencing (NGS), which primarily targets laboratories that conduct register typing, and Real-Time PCR (also called qPCR), which is mainly used for typing deceased donors prior to an organ transplant. To date, these two technologies are used on a limited scale, however usage is expected to increase in the coming years. It is believed that NGS will primarily compete with SSO and SBT, while Real-Time PCR is expected to mainly compete with SSP and SSO.

Allenex is working to meet market demand for automated typing solutions, in part through proprietary product development, and in part through partnerships with other companies. Since mid-2011, Allenex is the exclusive global distributor of the HLA typing product SBT Resolver™, with the related software Assign-SBT™ from the Australian company Conexio Genomics. SBT Resolver™ was introduced by Allenex in the second half of 2011. This contract gives Allenex greater opportunity to partner with larger, automated laboratories. Since these laboratories to

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124 | CareDx' offer to the shareholders of Allenex

a large extent strive to use the same supplier for all HLA typing products, this contract will also facilitate increased sales opportunities for Allenex SSP products. SBT Resolver” has been introduced to a large number of potential customers. Following an introductory demonstration, the laboratory usually conducts an independent comparison to the product currently in use. If the comparison favors Allenex, careful product validation is then carried out prior to fully converting to SBT Resolver”.

The validation process tends to be relatively long, usually taking from 6 to 15 months. At the period end, 42 laboratories had converted, partially or fully, to SBT Resolver” (26 in North American and 20 in Europa/Asia), with around 10 laboratories at the validation stage.

Abbott Laboratories recently sold the rights to its SBT portfolio to the Dutch company GenDx, which took over the production and distribution of these products from January 2016. It is believed that GenDx will thereby be able to strengthen its product portfolio in Europe by taking over current sales from Abbott. This also opens up opportunities for Allenex to convert certain centers to SBT Resolver”. At the same time, Allenex sees great opportunities in this supplier shift to further increase its market share for SBT Resolver” in the USA, where GenDx“s market penetration is low.

MARKET PERFORMANCE

Traditional SSP typing is still a key technology in the vast majority of HLA laboratories worldwide. Even though the technology has been around for 25 years, it still generates stable sales in most markets. The technology adapts easily to today“s needs and this flexibility allows Allenex to continue to regard it as an important part of the company“s product mix for the foreseeable future. Despite this, there are of course challenges to address, in particular from the more automated technologies such as SSO, SBT and real-time PCR.

Allenex initial strategy has been to introduce SBT Resolver” to the largest and most automated HLA laboratories in the U.S.and Europe, to then, in a second phase, focus on converting mid-sized laboratories from competing products. A number of the largest laboratories have very high volumes as they conduct tests for national or regional typing registers. Major register typing laboratories conduct HLA typing tests on more than

5 000 individuals per year and are very careful in their evaluation of new suppliers.

In the USA, in particular, there are larger laboratories where SBT typing is used for clinical typing. In total, around 70 of the 200 HLA laboratories use SBT technology clinically, and of these, 26 laboratories (around 37 percent) have so far chosen Allenex as SBT supplier. Of the 70 laboratories that use SBT technology, around 10—15 of them type over 1 500 tissue samples each per year, with a few typing even more than that. These are the laboratories that Allenex has initially chosen to target, as they hold high value as reference customers, which is important in this segment. Among these large laboratories, Al-lenex currently has four customers. In Europe, the trend is that

Information about Allenex

larger laboratories or consortiums of laboratories are becoming more active. This is the case in Germany in particular, where a few really large laboratories are taking a more extensive hold of the typing market. There, the demand is for automated solutions that can handle larger volumes, and during the year Al-lenex entered into an agreement with a large new German customer encompassing the delivery of reagents for SBT typing to this laboratory. This laboratory is one of the very largest in HLA typing in Europe, entailing not only an increase in volumes but also a well-reputed reference center for Allenex.

The distribution agreement between Conexio Genomics and Al-lenex subsidiary Olerup SSP AB runs through April 2018. In addition to the distribution of SBT Resolver”, the agreement with

Conexio Genomics includes two new products for Next Generation Sequencing (NGS), reagents and software. Also included is

Gamma Type”, a product for typing of the Gamma block, an area that has not previously been possible to analyze using traditional methods. The introduction of Gamma Type” began during the first six months of 2015 and Allenex plans to successively introduce the NGS portfolio over the next two years. The new products will provide Allenex with further opportunity to reinforce its leading position in the HLA typing market.

There is currently one actor in the real-time PCR segment, Linkage Bioscience. The company launched products for HLA typing on the American market almost five years ago. The company“s products are in use today at some thirty laboratories in the USA, primarily for typing deceased donors. The product line is based on melt curve technology.

PRODUCT DEVELOPMENT

Today, Allenex SSP products hold a strong market position in their field of technology. They are updated on an ongoing basis and the strategy is to offer as close to total solutions as possible.

In 2014, active development began at Allenex on a completely new product group for HLA typing based on Real-Time PCR (q-PCR) methodology. The starting point for the development work is SSP technology, which is at the core of the Allenex product range today. The new product QTYPE® will primarily focus on low-resolution typing in conjunction with organ transplantation and typing that either requires ease of administration and expedient results, or where high-resolution typing is not a requirement, such as in a family-investigation prior to stem cell transplantation. Allenex new product is based on hydrolysis probes, commonly referred to as TAQMAN® technology, and differs from the existing products on the market. This technology has a number of significant advantages compared to melt curve technology.

QTYPE® will initially compete with traditional SSP typing, a sector where Allenex has products today, as well as with existing real-time solutions, but also with SSO. In SSP, the company counts on being able to challenge other suppliers and win market share. Great opportunity to win market share is also seen in SSO, where One Lambda/Thermo Fischer Scientific is dominant

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today. When transplanting organs from deceased donors it is of great importance to be able to expediently carry out HLA typing to find an appropriate recipient. Real-Time PCR is a more automated method that provides faster results with a lesser proportion of manual work. Typing with QTYPE® will take around one hour compared to the up to three hours it takes to do traditional SSP typing. In this context, SSO typing is relatively slow, taking 5—7 hours to conduct. Besides organ transplantation, the method has applications in other types of medical conditions.

QTYPE® was introduced at the end of April at the European HLA congress, EFI, in Geneva. At the end of September QTYPE® was also presented to the American market at the corresponding American HLA congress, ASHI, in Savannah, Georgia. It is currently estimated that the new product will be ready for launch in the first half of 2016.

Continuous product development is also ongoing at Allenex to maintain its position as market leader in SSP technology. Al-lenex continues to develop its current product line to ensure high performance in SSP typing. The company is also reviewing solutions adapted to laboratories looking for SSP technology with the possibility of increased automation that can be used as a complement to SSO and SBT technologies. In 2012, Al-lenex introduced Olerup SSP® Add-ons, a complement to the automated technologies (SSO and SBT). In 2014, additional Olerup SSP® products were introduced with the aim of meeting customer needs for improved HLA typing with traditional SSP technology.

SIGNIFICANT EVENTS IN THE GROUP

Significant events in the first quarter

· Allenex acquired all minority holdings in the group from SSP Primers AB for a consideration of SEK 20 million, as well as repayment of a loan of SEK 4 million. 2014 profit generated by Olerup SSP AB and Olerup International AB was transferred to Allenex.

Significant events in the second quarter

· No significant events occurred in the reporting period.

Significant events in the third quarter

· No significant events occurred in the reporting period.

Significant events in the fourth quarter

· CareDx, Inc., listed on Nasdaq Global Market, USA, announced a public takeover offer to the shareholders of Al-lenex AB to acquire all the outstanding shares in the company. The Board of Directors of Allenex unanimously recommended the shareholders of Allenex to accept the public takeover offer.

Significant events after period-end

· CareDx, Inc. announced revised terms of its recommended offer to the shareholders of Allenex AB.

FINANCIAL POSITION, CASH FLOW AND FINANCING

Consolidated operating income for the full-year 2015 rose to SEK 24.2 million (22.9) . The weakened Swedish krona had a positive impact on revenues compared to the previous year as the majority of these are in EUR and USD. At the same time, the weak Swedish currency had a negative impact on raw material and consumable costs as these are also mainly purchased in EUR and USD.

Unrealized currency gains are included in Other expenses, reducing these by SEK 4.6 million (6.3) . Unrealized currency gains also boosted financial items by SEK 0.7 million (3.4) . Already realized currency gains of SEK 0.8 million (0.2) are posted in Other expenses.

New product development expenses of SEK 12.8 million (2.8), were capitalized during the year, leaving a closing balance of SEK 15.6 million. The capitalization concerns the development QTYPE® a new product for HLA typing based on Real-Time PCR (qPCR) methodology.

The group“s operations are financed by shareholders” equity and loans. Interest-bearing liabilities amounted to SEK 109.0 million (92.2) . The consolidated equity/assets ratio was 58 percent (63). Consolidated equity was SEK 209.5 million (220.5) corresponding to SEK 1.74 per share (1.83) . Equity decreased by SEK 20.0 million due to the acquisition of all minority holdings in the group, and increased as the accrued interest of SEK 1.0 million was waived. Cash and cash equivalents totaled SEK 4.3 million (7.3) .

Cash flow from operating activities during the year was SEK 14.7 million (10.5) . The Investing activities post includes investments in capitalized assets of SEK 12.8 million. The Financing activities post includes the acquisition of minority holdings of SEK 20.0 million less a debt to SSP Primers AB of SEK 14.0 million, net SEK 6.0 million. A new loan to FastPartner AB of SEK 2.0 million, as well as a new bank loan of SEK 10.0 million, amortization of a bank loan of SEK 6.0 million, and a net payment to SSP Primers AB of SEK 10.0 million.

According to an agreement with SSP Primers AB during the first quarter, Allenex acquired 9.0 percent of Olerup SSP AB, 1.9 percent of Absorber AB, 25.0 percent of Olerup International AB as well as 50.0 percent of Olerup Inc. USA. Under the terms of the agreement, SSP Primers AB has waived any further claims on Allenex and the other companies in the group, regarding accrued interest, among other things. 2014 profit in Olerup SSP AB and Olerup International AB was transferred to Allenex in full. The remaining debt to SSP Primers AB will be paid in three installments of SEK 4.0 million (February 2016), SEK 5.0 million (February 2017) and SEK 5.0 million (February 2018). A fixed interest rate of 3 percent paid annually in arrears will be charged on the outstanding amount.

In order to cover the investment costs of the development project for real-time PCR and payment for the acquisition of minority shareholdings, an agreement has been reached for a bridge loan from the company“s principal owners for Q1 2016 operations.

RISKS AND UNCERTAINTIES

Allenex has long been a well-established business with well-known products in the field of genomic HLA typing based on SSP technology, with a significant market share. At the same time, the company faces market risk in the form of competition from other producers, the transition to more automated typing processes as well as new technologies, which may make it difficult for the company to maintain market share and margins.

Operational risk is primarily tied to the company“s ability to constantly update its product range and to produce continually updated HLA test kits in pace with market demand.

Products sold and distributed on the basis of cooperation agreements with other companies increase the opportunity of strengthening market position and profitability, while they also carry an increased risk in light of the commitments in terms of resource investments and costs resulting from such agreements. The SBT products from the Australian company Conexio Genomics in particular are expected to achieve significant sales. At the same time, this involves significant competition and market risk. The ability to deliver the right quality on time has both a short and long-term significance for the business. For example, the inability of the partner to deliver due to production downtime could have a substantial negative effect on sales. Allenex has committed to minimum purchasing level from Conexio.

In 2014 and 2015 significant development work was conducted on the new product QTYPE® based on real-time PCR methodology. It is expected that the product will successively generate significant sales. There is a risk that this will take longer than previously planned and that the product will not achieve the success expected. This in turn may have a negative impact on the value of intangible and other assets.

The transplantation test XM-ONE® is primarily established as a research product for larger centers. Work is underway to get the product established in broad clinical use. This has proven to take longer than planned and there is a risk that the product may not attain the success anticipated. This in turn could have a negative on the value of the company“s intangible and other assets. To date, XM-ONE® is virtually alone in its field and has significant patent protection. However, work is ongoing at the company“s competitors to establish similar testing methods. Therefore, there is a risk that the company“s competitors may challenge the position that XM-ONE® has on the market.

The Allenex group has a significant exposure to exchange rate fluctuations due to the fact that most of the company“s revenues are in EUR and USD, while costs are partly in SEK. This may signify a currency risk for the company. Allenex does not conduct currency hedging activities.

Attracting and maintaining qualified personnel for development, production, marketing, sales, logistics and administration is essential to group performance.

Information about Allenex

The value of the company is partly dependent on its ability to maintain and protect patents, other intellectual property rights and specific expertise. Patent protection for medical, medtech and biotech products can be uncertain and involve complex legal and technical issues. Patents must usually be sought and maintained in several jurisdictions, and issued patents may be challenged, invalidated and circumvented. For Allenex or its subsidiaries this may mean loss of or shortened patent protection, which in turn may mean that the company cannot prevent competitors from marketing similar products. The uncertainty associated with patents and patent litigation and other patent processes, may have a negative impact on the competitiveness of Allenex and its subsidiaries, which in turn may have a negative effect on the their business.

Both clinical trials and the marketing and sales of products pose a significant risk in terms of product liability. When deemed necessary, the company obtains product liability insurance. No assurance can be given that insurance will cover future claims against Allenex or its subsidiaries.

In certain cases the company is dependent on approval through clinical trials or decisions from public authorities. There are no guarantees that the company will achieve satisfactory results in such trials, or that the required regulatory approval will be granted.

The group’s customer relations are stable and long-term, with historically low credit losses. Credit evaluations are carried out on new customers. Credit risk is currently assessed as low, but any change in a negative direction could impact the company’s results and financial position.

Part of the financing was raised at variable interest rates, therefore rising interest rates could lead to lower returns for the company, which in turn could affect the company“s results and financial position. Based on the current circumstances, the group is of the opinion that it has sufficient liquidity to conduct its operations according to current plans. There is a risk that market conditions and sales will develop negatively, which may have a negative effect on liquidity. The group“s ability to refinance maturing loans may also be adversely impacted by group performance and overall conditions in the financial markets. The company“s cash and cash equivalents are placed in liquid assets with low credit risk.

No significant changes in risk assessment have been made compared to the annual report 2014, pages 23-24.

FINANCIAL INSTRUMENTS

Allenex financial instruments consist of trade account receivable, cash and cash equivalents, trade accounts payable, accrued supplier expenses and interest-bearing liabilities. Liabilities to credit institutions have variable interest rates. Liabilities to shareholders and SSP Primers AB have fixed interest rates, which essentially correspond to current market rates. Other financial assets and liabilities have short life spans. The fair value of all financial instruments is deemed to approximate the book value. Allenex has not netted any financial assets or liabilities and has not entered into any offset agreements.

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ALLENEX

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties are shown in Note 10 of the Allenex 2014 Annual Report. No substantial changes occurred in the content or scope of these transactions for the period.

PARENT COMPANY

Revenues for the year amounted to SEK 2.7 million (2.7). Operating loss for the quarter was SEK 13.8 million (-13.1). The company's long-term intragroup receivables amounted to SEK 159.7 million (96.0). Cash and cash equivalents were SEK 2.1 million (0.1). At the period end the parent company had 4 employees (4).

SHARE AND SHAREHOLDERS

Largest owners 2015-12-31	No. shares	Ownership stake %
Midroc Invest AB	43 678 850	36.3
FastPartner AB (publ)	38 886 307	32.3
Xenella Holding AB *)	11 174 755	9.3
Handelsbanken Liv **)	6 842 887	5.7
Avanza Pension	3 434 206	2.9
Nordnet	1 824 408	1.5
Other	14 447 035	12.0
	20 288 448	100.0

*) Xenella Holding AB is jointly owned by Midroc Invest AB and FastPartner AB (publ).

**) Mannersons Fastigheter ABs holding as per April 14, 2015 was transferred to Handelsbanken Liv.

PUBLIC TAKEOVER OFFER

The U.S. diagnostics company CareDx, Inc. made a public takeover offer on December 16, 2015 to the shareholders of Allenex AB to acquire all the outstanding shares in the company. The company's principal owners Midroc Invest AB, FastPartner AB (publ) and Xenella Holding AB, which control around 78 percent of the shares, have committed to accepting the offer. The Board of Directors of Allenex unanimously recommended the shareholders of Allenex to accept the offer.

In February 2016, CareDx, Inc. announced revised terms in its recommended offer to Allenex shareholders. The revised terms were also unanimously recommended by the Allenex Board of Directors.

If the offer is accepted to such an extent that CareDx becomes owner of more than 90 percent of the total number of shares in Allenex, CareDx intends to initiate compulsory acquisition of the remaining number of shares in accordance with the applicable rules in the Swedish Companies Act (2005:551) and to advocate that the shares be delisted from NASDAQ Stockholm.

ACCOUNTING PRINCIPLES

Allenex applies International Financial Reporting Standards (IFRS) as adopted by the EU and the Swedish Annual Accounts Act. This interim report was prepared in accordance with IAS 34 and the Annual Accounts Act for the group and for the parent company. The accounting principles and methods of calculation applied for the group and the parent company are consistent with those used in the preparation of the most recent Annual Report.

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Information about Allenex

FUTURE REPORTING DATES

The 2015 Annual Report will be published on Allenex website: April 22, 2016

Interim Report January-March: May 19, 2016

Allenex Annual General Meeting: May 19, 2016

The Annual General Meeting will be held in Stockholm on May 19, 2016. Shareholders wishing to have matters addressed at the meeting should submit their proposals in writing to the company at the following address: Allenex AB (publ), Attn: AGM 2016, Box 122 83, 102 27 Stockholm or via email to arsstamma@allenex.se. All proposals must be received by the company by April 10, 2016 at the latest, or in sufficient time in order to guarantee that their proposals, if required, may be included in the AGM notice.

Stockholm, February 25, 2016

Anders Karlsson

Chief executive officer

The information in this interim report is such that Allenex AB (publ) is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. This report and earlier financial reports are available at www.allenex.com

This year-end report has not been subject to review by the company“s auditors.

This information was released for publication on February 25, 2016 at 14.00 CET

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ALLENEX

Consolidated statement of comprehensive income summary

	2015	2014	2015	2014
Amounts in SEK thousand	OCT-DEC	OCT-DEC	JAN-DEC	JAN-DEC
Net sales	34 749	30 695	134 548	125 216
Change in inventories	2 208	5 801	4 092	5 384
Capitalized work for own account	724	0	2 354	711
Other revenues	716	770	3 481	4 209
	38 397	37 266	144 475	135 520
Raw materials and consumables	-7 548	-7 556	-29 272	-26 169
Other expenses	-8 155	- 8 080	-38 323	-38 850
Employee benefit expenses	-12 572	- 11 562	-48 582	-45 161
Depreciation/Amortization	-1 049	-613	-4 130	-2 450
Operating results	*9 073*	*9 455*	*24 168*	*22 890*
Other financial expenses and income	-1 532	311	-5 241	-2 520
Results after financial items	*7 541*	*9 766*	*18 927*	*20 370*
Taxes	-1 895	- 2 615	-3 795	-5 182
Net income for the period	5 646	*7 151*	*15 132*	*15 188*
Other comprehensive results for the period				
Components that will not be reclassified to net results	-	-	-	-
Components that will be reclassified to net results	-	-	-	-
Translation differences for the period	-1 070	-2 820	-7 139	-6 850
Comprehensive income for the period	4 576	*4 331*	*7 993*	*8 338*
Total results for the period attributable to:				
Owners of the parent company	5 646	5 878	15 132	12 918
Non-controlling interests	-	1 273	-	2 270
Total results for the period attributable to:				
Owners of the parent	4 576	4 972	7 993	10 228
Non-controlling interests	-	-641	-	-1 890
Earnings per share, basic and diluted, SEK	0,05	0,05	0,13	0,11
Average number of outstanding shares, basic and diluted	120 288 448	120 288 448	120 288 448	120 288 448
Number of shares at the period end	120 288 448	120 288 448	120 288 448	120 288 448

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ALLENEX

Consolidated statement of financial position summary

Amounts in SEK thousand	2015 DEC 31	2014 DEC 31
Assets		
Goodwill	214 962	215 272
Other intangible assets	74 340	64 776
Tangible assets	3 481	3 278
Deferred tax assets	2 935	4 170
Total non-current assets	*295 718*	*287 496*
Inventories	41 269	38 106
Current receivables	18 593	17 002
Cash and cash equivalents	4 294	7 323
Total current assets	*64 156*	*62 431*
Total assets	359 874	349 927
Equity and liabilities		
Equity	209 503	220 480
Interest-bearing non-current liabilities	87 870	71 324
Deferred tax liabilities	16 394	14 321
Interest-bearing current liabilities	21 113	20 923
Non-interest bearing current liabilities	24 994	22 879
Total equity and liabilities	359 874	349 927

Consolidated statement of changes in equity

Amounts in SEK thousand	2015 DEC 31	2014 DEC 31
Opening balance	220 480	215 859
Dividends paid to non-controlling interests	-	-3 717
Acquisition of minority holdings in subsidiaries	-18 970	-
Comprehensive results for the period	7 993	8 338
Closing balance	209 503	220 480
Of which attributable to:		
Owners of the parent company	209 503	231 210
Non-controlling interests	-	-10 730

Consolidated statement of cash flow summary

Amounts in SEK thousand	2015 JAN-DEC	2014 JAN-DEC
Operating income	24 168	22 890
Adjustment for items not included in the cash flow	-503	-3 832
Financial items	-3 181	-3 012
Taxes paid	-1 565	-504
Cash flow from operations before changes in workin g capital	*18 919*	*15 542*
Increase (-)/Decrease(+) in inventories	-3 053	-6 950
Increase (-)/Decrease(+) in operating receivables	-641	1 072
Increase (-)/Decrease(+) in operating liabilities	-528	802
Cash flow from operating activities	*14 697*	*10 466*
Cash flow from investing activities	-14 045	-3 235
Cash flow from financing activities	-3 715	-9 717
Cash flow for the period	-3 063	-2 486
Cash and cash equivalents at the start of the period	7 323	10 046
Exchange rate differences in cash and cash equivalents	34	-237
Cash and cash equivalents at the period-end	4 294	7 323

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ALLENEX

Parent company income statement

Amounts in SEK thousand	2015 JAN-DEC	2014 JAN-DEC
Revenues	2 749	2 749
Other external costs	-8 186	-7 738
Personnel costs	-8 281	-7 958
Depreciation/amortization	-112	-109
Operating results	-13 830	-13 056
Other financial expenses and income	-2 135	-778
Results after financial items	-15 965	-13 834
Appropriations		
Group contributions received	22 959	38 355
Group contributions paid	-2 762	-17 158
Results before tax	4 232	7 363
Taxes	-	-
Results for the year	4 232	7 363

Parent company statement of comprehensive income		
Results for the period	4 232	7 363
Other comprehensive results for the period	-	-
Comprehensive results for the period	4 232	7 363

Parent company balance sheet

Amounts in SEK thousand	2015 DEC 31	2014 DEC 31
Assets		
Tangible assets	84	150
Participations in group companies	77 378	57 378
Non-current intra-group receivables	159 656	96 003
Deferred tax assets	1 626	1 626
Total non-current assets	238 744	155 157
Current receivables	11 502	73 944
Cash and bank	2 144	91
Total current assets	13 646	74 034
Total assets	252 390	229 192
Equity and liabilities		
Equity	169 374	165 143
Non-current liabilities	31 870	19 609
Current liabilities	51 146	44 440
Total equity and liabilities	252 390	229 192

Changes in equity, parent company		
Opening balance	165 143	157 780
Results for the period	4 232	7 363
Closing balance	169 374	165 143

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Information about Allenex

ALLENEX

Key figures group	2015	2014
	JAN-DEC	JAN-DEC
Net sales, SEK thousand	134 548	125 216
Operating income, SEK thousand	24 168	22 890
Earnings after tax, SEK thousand	15 132	15 188
Earnings per share, basic and diluted, SEK	0.13	0.11
Equity per share, SEK	1.74	1.83
Equity/assets ratio, %	58	63
Return on equity, %	7	8
Average number of employees	57	55
Number of shares outstanding at the period-end	120 288 448	120 288 448
Average number of shares outstanding	120 288 448	120 288 448
Share price at the period-end, SEK	2.48	1.92
Market cap, SEK thousand	298 315	230 954

Definitions:

Earnings per share	Earnings after tax attributable to the owners of the parent company divided by the average number of outstanding shares.
Equity per share	Equity divided by the number of outstanding shares at the period end.
Equity/assets ratio	Equity at the period-end in relation to total assets.
Return on equity	Results attributable to parent company shareholders divided by equity attributable to the owners of the parent.
Operating margin	Earnings before financial items divided by net sales

For a more detailed glossary see annual report 2014, page 63

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ALLENEX

Companies in the Allenex group

PRODUCTION AND R&D COMPANIES

OLERUP SSP

Olerup SSP AB is world leading in the development of kits for genomic HLA typing, based on SSP technology. The product is used prior to a transplantation to match the donor and recipient. The better the match the lower the risk of complications following transplantation. HLA typing is a standard procedure prior to hematopoietic stem cell transplantation (bone marrow transplantation) and is also used in conjunction with organ transplants (kidney, lung, heart, etc.). Since 2011, Olerup SSP has an exclusive global agreement (excl. Australia, New Zealand and Taiwan) with Conexio Genomics, Perth, Australia. The agreement runs through April 2018. Allenex ownership stake in Olerup SSP AB is 100 percent. For more information visit www.olerup-ssp.com

AbSorber

AbSorber develops products that facilitate successful transplantation. AbSorber's transplantation test XM-ONE®, identifies antibodies that play a key role in rejection reactions. The company's research portfolio also includes a patented AB0 column for transplantations between people of different blood groups and an AB0 diagnostic test that measures the occurrence of blood group antibodies. Allenex ownership stake of AbSorber is 100 percent. For more information visit www.absorber.se

SALES & DISTRIBUTION COMPANIES

OLERUP
GmbH
Vienna Austria

Olerup GmbH, based in Vienna, is responsible for sales, distribution and logistics in Europe and the rest of the world excluding North, Central and South America as well as the Nordic region. Sales encompass Olerup SSP's HLA typing products and AbSorber's XM-ONE® transplantation test. Furthermore, from mid-year 2011, the company also sells and distributes products from the Australian company Conexio Genomics. Sales are conducted by a proprietary sales team in Germany, Austria, Belgium, the Netherlands and Slovenia. Sales in other markets are handled by distributors. Allenex ownership stake in Olerup GmbH is 100 percent. For more information visit www.olerup.com

OLERUP
Inc.
West Chester PA USA

Olerup Inc., domiciled in West Chester, PA, USA, is responsible for the sales, distribution and logistics of Olerup SSP and AbSorber products. Furthermore, since mid-2011, the company sells and distributes products from the Australian company Conexio Genomics. The company has its own sales organization in the US, while sales in Canada and Central and South America are handled by distributors. Allenex ownership stake in Olerup Inc. is 100 percent. For more information visit www.olerup.com

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Information about Allenex

Interim report January“September 2015

ALLENEX AB (PUBL)

INTERIM REPORT JANUARY—SEPTEMBER 2015

For the July-September period

· Net sales for the period were SEK 32.2 million (32.4).

· Operating income (EBIT) for the period was SEK 5.1 million (7.3).

· Operating margin for the period was 16 percent (22).

· Earnings after tax for the period were SEK 3.6 million (6.4).

· Earnings per share for the period, basic and diluted, were SEK 0.03 (0.05).

For the January-September period

· Net sales for the period were SEK 99.8 million (94.5).

· Operating income (EBIT) for the period was SEK 15.1 million (13.4).

· Operating margin for the period was 15 percent (14).

· Earnings after tax for the period were SEK 9.5 million (8.0).

· Earnings per share for the period, basic and diluted, were SEK 0.08 (0.06).

Significant events in the third quarter and after the balance sheet date.

· No significant events occurred in the third quarter or after the balance sheet date.

President and CEO Anders Karlsson“s comments on the third quarter 2015:

“Sales and profitability continued to increase cumulatively for the year and we are seeing an improvement in our operating margin, despite having to compare to a strong third quarter last year. For the first three quarters EBIT rose to 15 percent (14), while the corresponding figure for the third quarter was 16 percent (22). It is gratifying to see such strong performance in the U.S., where sales were up across the board for our key products. The extensive efforts we focused on the American market, initiated in 2014, are now bearing results in the form of increased sales. We now look forward with confidence to the launch of our new product QTYPE®, based on real-time PCR methodology. Our product concept was most recently presented at the end of September at the main HLA typing congress for the American market. Active sales of QTYPE® are expected to commence in early 2016.”

For more information please contact:

Anders Karlsson, CEO, tel: +46 (0) 70-918 00 10 or e-mail: anders.karlsson@allenex.se Yvonne Axelsson, CFO, tel: +46 (0)8-508 939 72 or e-mail: yvonne.axelsson@allenex.se

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ALLENEX

GROUP OPERATIONS

Allenex is a Life science company that develops, manufactures, markets and sells products on the global market that facilitate safer transplantation of blood stem cells and organs. Allenex is listed on NASDAQ OMX Stockholm, Small Cap, (ticker: ALNX). There are 56 employees in the Allenex group.

SALES

Net sales for third quarter were SEK 32.2 million (32.4), corresponding to a decrease of just under one percent compared to the same period last year. The assessment is that this discrepancy can be explained by the variability between different quarters both this year and last year.


Net Sales, MSEK
30,6
31,5
32,4
30,7

North America continues to increase in importance for the group. The share of Allenex total sales for the quarter in North America was 29 percent, while the corresponding share for the third quarter 2014 was 22 percent. Growth in this region is primarily driven by new customers in the SBT segment. Sales in North America in the third quarter declined however by nine percent in local currency (USD) compared to the same period last year. This is partly an effect of customers' distribution of purchases over the year, and partly the effect of a strong third quarter in 2014. Accumulated for the year (Jan - Sept), North America maintained a positive development of nine percent in local currency compared to the same period last year.

Sales in Europe were down nine percent in local currency compared to the third quarter 2014, which was unusually strong. In France, sales continued to increase, in particular sales of traditional SSP products, where the company's local representative is linked to a national tender process. Germany is showing a negative development for the period, falling by 16 percent compared to the same period in 2014. The transplantation scandal that came to light in 2012 continues to have a negative impact on organ donations in the country. Between 2011 and 2014 the number of transplants in Germany using organs from deceased donors has decreased from 3 917 to 2 989, a reduction of 25 percent. At the same time, a consolidation of operations to larger laboratory groups and the transition to more automated technologies such as SSO and SBT is ongoing in Germany. Sales in the emerging markets of India and China for the quarter were lower than the same period last year.


Sales distribution - global Q3 2015

Allenex products are distributed by direct sales through a proprietary sales organization in key markets such as the USA, Germany and in the Nordic region. They are also distributed via partnerships with local distributors in other markets. Registration processes are ongoing for the company's products in a number of countries, with work underway to secure strong local sales/distribution partners in these markets. This has intensified in that the competitors One Lambda and Life Technologies, which were acquired by Thermo Fischer in recent years, have now chosen to consolidate their operations to one distributor in certain markets.

CUSTOMER GROUPS

Allenex customers largely constitute laboratories active in transplantation diagnostics. Today, there are three different technologies on the market for HLA typing (SSP, SSO and SBT), where the most common typing technique globally, in terms of volume, is SSO. However, most laboratories use SSP typing, either as a primary or supplementary technique. The size of the laboratory and its level of automation determines to what extent the respective methods are used. Today, the largest laboratories mainly utilize automated solutions (SBT and SSO) as their primary technology, while smaller laboratories generally prefer SSP typing. Subsequently, the choice of typing technology is a key parameter for customer categorization. Furthermore, in recent years two new further-developed technologies have been tested. These are Next Generation Sequencing (NGS), which primarily targets laboratories that conduct register typing, and Real-Time PCR (also called qPCR), which mainly used for typing deceased donors prior to an organ transplant. To date, these two technologies are used on a limited scale, however usage is expected to increase in the coming years. It is believed that NGS will primarily compete with SSO and SBT, while Real-Time PCR is expected to mainly compete with SSP and SSO.

Allenex is working to meet market demand for automated typing solutions, in part through proprietary product development, and in part through partnerships with other companies. Since mid-2011, Allenex is the exclusive global distributor of the HLA typing product SBT Resolver™, with the related software Assign-SBT™ from the Australian company Conexio Genomics. SBT Resolver™ was introduced by Allenex in the second half of 2011. This contract gives Allenex greater opportunity to partner with larger, automated laboratories. Since these laboratories to

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a large extent strive to use the same supplier for all HLA typing products, this contract will also facilitate increased sales opportunities for Allenex SSP products. SBT Resolver” has been introduced to a large number of potential customers. Following an introductory demonstration, the laboratory usually conducts an independent comparison to the product currently in use. If the comparison favors Allenex, careful product validation is then carried out prior to fully converting to SBT Resolver”.

The validation process tends to be relatively long, usually taking from 6 to 15 months. At the period end, 42 laboratories had converted, partially or fully, to SBT Resolver” (23 in North

American and 19 in Europa/Asia), with around 20 laboratories at the validation stage.

Abbott Laboratories recently sold the rights to its SBT portfolio to the Dutch company GenDx, which will take over the production and distribution of these products from the end of the year. It is believed that GenDx will thereby be able to strengthen its product portfolio in Europe by taking over current sales from Abbott. This also opens up opportunities for Allenex to convert certain centers to SBT Resolver”. At the same time, Allenex sees great opportunities in this supplier shift to further increase its market share for SBT Resolver” in the U.S., where

GenDx“s market penetration is low.

MARKET PERFORMANCE

Traditional SSP typing is still a key technology in the vast majority of HLA laboratories worldwide. Even though the technology has been around for 25 years, it still generates stable sales in most markets. The technology adapts easily to today“s needs and this flexibility allows Allenex to continue to regard it as an important part of the company“s product mix for the foreseeable future. Despite this, there are of course challenges to address, in particular from the more automated technologies such as SSO, SBT and real-time PCR.

Allenex initial strategy has been to introduce SBT Resolver” to the largest and most automated HLA laboratories in the U.S. and Europe, to then, in a second phase, focus on converting mid-sized laboratories from competing products. A number of the largest laboratories have very high volumes as they conduct tests for national or regional typing registers. Major register typing laboratories conduct HLA typing tests on more than

5 000 individuals per year and are very careful in their evaluation of new suppliers.

In the U.S., in particular, there are larger laboratories where SBT typing is used for clinical typing. In total, around 70 of the 200 HLA laboratories use SBT technology clinically, and of these, 23 laboratories (around 33 percent) have so far chosen Allenex as SBT supplier. Of the 70 laboratories that use SBT technology, around 10—15 of them type over 1 500 tissue samples each per year, with a few typing even more than that. These are the laboratories that Allenex has initially chosen to target, as they hold high value as reference customers, which is important in this segment. Among these large laboratories, Al-lenex currently has four customers. In Europe, the trend is that

Information about Allenex

larger laboratories or consortiums of laboratories are becoming more active. This is the case in Germany in particular, where a few really large laboratories are taking a more extensive hold of the typing market. There, the demand is for automated solutions that can handle larger volumes, and during the year Al-lenex entered into an agreement with a large new German customer encompassing the delivery of reagents for SBT typing to this laboratory. This laboratory is one of the very largest in HLA typing in Europe, entailing not only an increase in volumes but also a well-reputed reference center for Allenex.

The distribution agreement between Conexio Genomics and Al-lenex subsidiary Olerup SSP AB runs through April 2018. In addition to the distribution of SBT Resolver”, the agreement with

Conexio Genomics includes two new products for Next Generation Sequencing (NGS), reagents and software. Also included is Gamma Type”, a product for typing of the Gamma block, an area that has not previously been possible to analyze using traditional methods. The introduction of Gamma Type” began during the first six months of 2015 and Allenex plans to successively introduce the NGS portfolio over the next two years. The new products will provide Allenex with further opportunity to reinforce its leading position in the HLA typing market.

There is currently one actor in the real-time PCR segment, Linkage Bioscience. The company launched products for HLA typing on the American market almost five years ago. The company“s products are in use today at some thirty laboratories in the U.S., primarily for typing deceased donors. The product line is based on melt curve technology.

PRODUCT DEVELOPMENT

Today, Allenex SSP products have a strong market position in their field of technology. They are updated on an ongoing basis and the strategy is to offer as close to total solutions as possible.

In 2014, active development began at Allenex on a completely new product group for HLA typing based on Real-Time PCR (q-PCR) methodology. The starting point for the development work is SSP technology, which is at the core of the Allenex product range today. The new product QTYPE® will primarily focus on low-resolution typing in conjunction with organ transplantation and typing that either requires ease of administration and expedient results, or where high-resolution typing is not a requirement, such as in a family-investigation prior to stem cell transplantation. Allenex new product is based on hydrolysis probes, commonly referred to as TAQMAN® technology, and differs from the existing products on the market. This technology has a number of significant advantages compared to melt curve technology.

QTYPE® will initially compete with traditional SSP typing, a sector where Allenex has products today, as well as with existing real-time solutions, but also with SSO. In SSP, the company counts on being able to challenge other suppliers and win market share. Great opportunity to win market share is also seen in

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SSO, where One Lambda is dominant today. When transplanting organs from deceased donors it is of great importance to be able to expediently carry out HLA typing to find an appropriate recipient. Real-Time PCR is a more automated method that provides faster results with a lesser proportion of manual work. Typing with QTYPE® will take around one hour compared to the up to three hours it takes to do traditional SSP typing. In this context, SSO typing is relatively slow, taking 5-7 hours to conduct. Besides organ transplantation, the method has applications in other types of conditions.

QTYPE® was introduced at the end of April at the European HLA congress, EFI, in Geneva. At the end of September QTYPE® was also presented at the American market at the corresponding HLA congress for the U.S. market, ASHI, in Savannah, Georgia. It is currently estimated that the new product will be ready for launch in the first quarter 2016.

Continuous product development is also ongoing at Allenex to maintain its position as market leader in SSP technology. Al-lenex continues to develop its current product line to ensure high performance in SSP typing. The company is also reviewing solutions adapted to laboratories looking for SSP technology with the possibility of increased automation that can be used as a complement to SSO and SBT technologies. In 2012, Al-lenex introduced Olerup SSP® Add-ons, a complement to the automated technologies (SSO and SBT). In 2014, additional Olerup SSP® products were introduced with the aim of meeting customer needs for improved HLA typing with traditional SSP technology.

SIGNIFICANT EVENTS IN THE GROUP Significant events in the first quarter

· Allenex acquired all minority holdings in the group from SSP Primers AB for a consideration of SEK 20 million, as well as repayment of a loan of SEK 4 million. 2014 profit generated by Olerup SSP AB and Olerup International AB were transferred to Allenex.

Significant events in the second quarter

· No significant events occurred in the second quarter.

Significant events in the third quarter

· No significant events occurred in the third quarter.

Significant events after the balance sheet date

· No significant events occurred after the balance sheet date.

FINANCIAL POSITION, CASH FLOW AND FINANCING

Consolidated operating income for the first nine months rose to SEK 15.1 million (13.4) . The weakened Swedish krona has had a positive impact on revenues compared to last year as the majority of these are in EUR and USD. At the same time, the weak Swedish currency has had a negative impact on raw material and consumable costs as these are also mainly purchased in EUR and USD.

Unrealized currency gains are included in Other expenses, reducing these by SEK 2.0 million (3.8) . Unrealized currency gains also boosted financial items by SEK 0.8 million (1.7) . Already realized currency gains of SEK 0.9 million (0.6) are posted in Other expenses.

New product development expenses of SEK 10.0 million (1.0), were capitalized during the year, leaving a closing balance of SEK 12.8 million. The capitalization concerns the development QTYPE® a new product for HLA typing based on Real-Time PCR (qPCR) methodology.

The group“s operations are financed by shareholders” equity and loans. Interest-bearing liabilities amounted to SEK 110.7 million (92.8) . The consolidated equity/assets ratio was 58 percent (63). Consolidated equity was SEK 204.9 million (216.1), corresponding to SEK 1.70 per share (1.80) . Equity decreased by SEK 20.0 million due to the acquisition of all minority holdings in the group, and increased as the accrued interest of SEK 1.0 million was waived. Cash and cash equivalents totaled SEK 2.9 million (8.8) .

Cash flow from operating activities before changes in working capital for the first six months was SEK 13.3 million (8.9) . Unrealized currency gains of SEK 2.0 million are included in Adjustment for items not included in the cash flow. The Investing activities post includes investments in capitalized assets of SEK 10.0 million. The Financing activities post includes the acquisition of minority holdings of SEK 20.0 million less a debt to SSP Primers of SEK 14.0 million, net SEK 6.0 million, as well as a new bank loan of SEK 10.0 million, amortization of a bank loan of SEK 4.5 million as well the repayment of a loan to SSP Primers of SEK 4.0 million.

According to an agreement with SSP Primers AB during the first quarter, Allenex acquired 9.0 percent of Olerup SSP AB, 1.9 percent of Absorber AB, 25.0 percent of Olerup International AB as well as 50.0 percent of Olerup Inc. USA. Under the terms of the agreement, SSP Primers has waived any further claims on Allenex and the other companies in the group, regarding accrued interest, among other things. 2014 profit in Olerup SSP AB and Olerup International was transferred to Allenex in full. The debt to SSP Primers AB will be paid in three installments of SEK 4.0 million (February 2016), SEK 5.0 million (February 2017) and SEK 5.0 million (February 2018). A fixed interest rate of 3 percent paid annually in arrears will be charged on the outstanding amount.

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RISKS AND UNCERTAINTIES

Allenex has long been a well-established business with well-known products in the field of genomic HLA typing based on SSP technology, with a significant market share. At the same time, the company faces market risk in the form of competition from other producers, the transition to more automated typing processes as well as new technologies, which may make it difficult for the company to maintain market share and margins.

Operational risk is primarily tied to the company“s ability to constantly update its product range and to produce continually updated HLA test kits in pace with market demand. Products sold and distributed on the basis of cooperation agreements with other companies increase the opportunity of strengthening market position and profitability, while they also carry an increased risk in light of the commitments in terms of resource investments and costs resulting from such agreements. The SBT products from the Australian company Conexio Genomics in particular are expected to achieve significant sales. At the same time, this involves significant competition and market risk. The ability to deliver the right quality on time has both a short and long-term significance for the business. For example, the inability of the partner to deliver due to production downtime could have a substantial negative effect on sales. Allenex has committed to minimum purchasing level from Conexio.

The transplantation test XM-ONE® is primarily established as a research product for larger centers. Work is underway to get the product established in broad clinical use. This has proven to take longer than planned and there is a risk that the product may not attain the success anticipated. This in turn could have a negative on the value of the company“s intangible assets and other assets. To date, XM-ONE® is virtually alone in its field and has significant patent protection. However, work is ongoing at the company“s competitors to establish similar testing methods. Therefore, there is a risk that the company“s competitors may challenge the position that XM-ONE® has on the market.

The Allenex group has a significant exposure to exchange rate fluctuations due to the fact that most of the company“s revenues are in EUR and USD, while costs are partly in SEK. This may signify a currency risk for the company. Allenex does not conduct currency hedging activities.

Attracting and maintaining qualified personnel for development, production, marketing, sales, logistics and administration is essential to group performance.

The value of the company is partly dependent on its ability to maintain and protect patents, other intellectual property rights and specific expertise. Patent protection for medical, medtech and biotech products can be uncertain and involve complex legal and technical issues. Patents must usually be sought and maintained in several jurisdictions, and issued patents may be challenged, invalidated and circumvented. For Allenex or its subsidiaries this may mean loss of or shortened patent protection, which in turn may mean that the company cannot prevent competitors from marketing similar products. The uncertainty associated with patents and patent litigation and other patent

Information about Allenex

processes, may have a negative impact on the competitiveness of Allenex and its subsidiaries, which in turn may have a negative effect on the their business.

Both clinical trials and the marketing and sales of products pose a significant risk in terms of product liability. When deemed necessary, the company obtains product liability insurance. No assurance can be given that insurance will cover future claims against Allenex or its subsidiaries.

In certain cases the company is dependent on approval through clinical trials or decisions from public authorities. There are no guarantees that the company will achieve satisfactory results in such trials, or that the required regulatory approval will be granted.

The group’s customer relations are stable and long-term, with historically low credit losses. Credit evaluations are carried out on new customers. Credit risk is currently assessed as low, but any change in a negative direction could impact the company’s results and financial position.

Part of the financing was raised at variable interest rates, therefore rising interest rates could lead to lower returns for the company, which in turn could affect the company“s results and financial position. Based on the current circumstances, the group is of the opinion that it has sufficient liquidity to conduct its operations according to current plans. There is a risk that market conditions and sales will develop negatively, which may have a negative effect on liquidity. The group“s ability to refinance maturing loans may also be adversely impacted by group performance and overall conditions in the financial markets.

The company“s cash and cash equivalents are placed in liquid assets with low credit risk.

No significant changes in risk assessment have been made compared to the annual report 2014, pages 23-24.

FINANCIAL INSTRUMENTS

Allenex financial instruments consist of trade account receivable, cash and cash equivalents, trade accounts payable, accrued supplier expenses and interest-bearing liabilities. Liabilities to credit institutions have variable interest rates. Liabilities to shareholders and SSP Primers AB have fixed interest rates, which essentially correspond to current market rates. Other financial assets and liabilities have short life spans. The fair value of all financial instruments is deemed to approximate the book value. Allenex has not netted any financial assets or liabilities and has not entered into any offset agreements.

RELATED PARTY TRANSACTIONS

Transactions with related parties are detailed in Note 10 of the Allenex 2014 Annual Report. No substantial change has occurred in the content or scope of these transactions for the period.

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PARENT COMPANY

Revenues for the period amounted to SEK 2.1 million (2.1) . Operating loss for the quarter was SEK 10.0 million (-10.3) . The company”s long-term intragroup receivables amounted to SEK 160.4 million (99.9) . Cash and cash equivalents were SEK 0.5 million (0.4) . The parent company had a negative cash flow from operations of SEK 12.1 million (-9.7) . At the period end the parent company had 4 employees (4).

THE SHARE AND SHAREHOLDERS

PRINCIPAL OWNERS 2015-09-30 NO. SHARES OWNERSHIP

STAKE %

Midroc Invest AB 43 678 850 36.3

FastPartner AB (publ) 38 886 307 32.3

Xenella Holding AB *) 11 174 755 9.3

Handelsbanken Liv **) 6 842 887 5.7

Avanza Pension 1 784 290 1.5

Handelsbanken fonder 573 813 0.5

Other 17 347 546 14.4

120 288 448 100.0

*) Xenella Holding AB is jointly owned by Midroc Invest AB and FastPartner AB (pu

**) Mannersons Fastigheter AB“s holding as per April 14, 2015 was transferred t

ACCOUNTING PRINCIPLES

Allenex applies International Financial Reporting Standards (IFRS) as adopted by the EU and the Swedish Annual Accounts Act. This interim report was prepared in accordance with IAS 34 and the Annual Accounts Act for the group and in accordance with the Annual Accounts Act for the parent company. The accounting principles and methods of calculation applied for the group and the parent company are consistent with those used in the preparation of the most recent Annual Report.

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Information about Allenex

FUTURE REPORT DATES

Year-end report: February 25, 2016

Interim Report January-March: May 19, 2016

Allenex Annual General Meeting: May 19, 2016

The Annual General Meeting will be held in Stockholm on May 19, 2016. Shareholders wishing to have matters addressed at the meeting should submit their proposals in writing to the company at the following address: Allenex AB (publ), Attn: AGM 2016, Box 122 83, 102 27 Stockholm or via email to arsstamma@allenex.se. All proposals must be received by Allenex by April 10, 2016 at the latest, or in sufficient time in order to guarantee that their proposals, if required, may be included in the AGM notice.

Stockholm, November 27, 2015

Anders Karlsson

Chief executive officer

The information in this interim report is such that Allenex AB (publ) is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. This report and earlier financial reports are available at www.allenex.com

This information was released for publication on November 27, 2015 at 08.30 CET

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Auditor“s Review Report

Allenex AB (publ), corp. reg. no. 556543-6127

Introduction

We have conducted a review of the financial interim information for Allenex AB (publ) at September 30, 2015 and of the nine-month period ending on that date. The Board of Directors and CEO are responsible for preparing this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express an opinion on this interim report based on our review.

Focus and scope of the review

We conducted our review in accordance with the Standard on Review Engagements (SÖG) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review has a different focus and is substantially less in scope than an audit conducted in accordance with the Standards on Auditing in Sweden RS and other generally accepted auditing practices.

The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not provide the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim report for the group, in all material respects, is not prepared in accordance with IAS 34 and the Annual Accounts Act, and the interim report for the Parent Company is not prepared in accordance with the Annual Accounts Act.

Stockholm, November 27, 2015

Ernst & Young AB

Erik Åström

Authorized public accountant

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Information about Allenex

ALLENEX

Consolidated statement of comprehensive income

	2015	2014	2015	2014	2014
Amounts in SEK thousand	JULY-SEPT	JULY-SEPT	JAN-SEPT	JAN-SEPT	JAN-DEC
Net sales	32 248	32 439	99 799	94 521	125 216
Change in inventories	1 753	-1 272	1 884	-417	5 384
Capitalized work for own account	531	996	1 630	996	711
Other revenue	902	1 006	2 765	3 154	4 209
	35 434	33 169	106 078	98 254	135 520
Raw materials and consumables	-6 246	-6 053	-21 724	-18 613	-26 169
Other expenses	-12 110	-10 043	-30 168	-30 769	-38 850
Employee benefit expenses	-10 981	-9 055	-36 010	-33 600	-45 161
Depreciation/Amortization	-1 040	-756	-3 081	-1 837	-2 450
Operating results	5 057	*7 262*	*15 095*	*13 435*	*22 890*
Other financial expenses and income	-1 550	-281	-3 709	-2 831	-2 520
Results after financial items	*3 507*	6 981	*11 386*	*10 604*	*20 370*
Taxes	63	-590	-1 900	-2 567	-5 182
Net income for the period	*3 570*	6 391	*9 486*	*8 037*	*15 188*
Other comprehensive results for the period					
Components that will not be reclassified to net income	-	-	-	-	-
Components that will be reclassified to net income	-	-	-	-	-
Translation differences for the period	-380	-4 102	-6 069	-4 031	-6 850
Comprehensive income for the period	3 190	*2 289*	*3 416*	*4 006*	*8 338*
Total results for the period attributable to:					
Owners of the parent company	3 570	5 823	9 486	7 039	12 918
Non-controlling interests	0	568	0	998	2 270
Total results for the period attributable to					
Owners of the parent	3 190	3 857	3 416	5 256	10 228
Non-controlling interests	0	-1 568	0	-1 250	-1 890
Earnings per share, basic and diluted, SEK	0.03	0.05	0.08	0.06	0.11
Average number of outstanding shares, basic and diluted	120 288 448	120 288 448	120 288 448	120 288 448	120 288 448
Number of shares at the period end	120 288 448	120 288 448	120 288 448	120 288 448	120 288 448

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ALLENEX

Consolidated statement of financial position

Amounts in SEK thousand	2015 SEPT 30	2014 SEPT 30	2014 DEC 31
Assets			
Goodwill	215 187	215 000	215 272
Other intangible assets	72 449	63 219	64 776
Tangible assets	3 583	3 302	3 278
Deferred tax assets	4 287	5 654	4 170
Total non-current assets	*295 507*	*287 175*	*287 496*
Inventories	39 580	32 396	38 106
Current receivables	16 430	14 599	17 002
Cash and cash equivalents	2 903	8 836	7 323
Total current assets	*58 913*	*55 831*	*62 431*
Total assets	354 419	343 006	349 927
Equity and liabilities			
Equity	204 926	216 148	220 480
Interest-bearing non-current liabilities	89 000	72 712	71 324
Deferred tax liabilities	15 985	13 407	14 321
Interest-bearing current liabilities	21 685	20 042	20 923
Non-interest bearing current liabilities	22 823	20 697	22 879
Total equity and liabilities	354 419	343 006	349 927

Consolidated statement of changes in equity

Amounts in SEK thousand	2015 SEPT 30	2014 SEPT 30	2014 DEC 31
Opening balance	220 480	215 859	215 859
Dividends paid to non-controlling interests		-3 717	-3 717
Acquisition of minority holdings in subsidiaries	-18 970	-	-
Comprehensive results for the period	3 416	4 006	8 338
Closing balance	204 926	216 148	220 480
Of which attributable to:			
Owners of the parent company	204 926	226 238	231 210
Non-controlling interests	-	-10 090	-10 730

Consolidated statement of cash flow

Amounts in SEK thousand	2015 JAN-SEP	2014 JAN-SEPT	2014 JAN-DEC
Operating income	15 095	13 435	22 890
Adjustment for items not included in the cash flow	1 061	-2 003	-3 832
Financial items	-1 765	-2 365	-3 012
Taxes paid	-1 101	-118	-504
Cash flow from operations before changes in working capital	*13 290*	*8 949*	*15 542*
Increase (-)/Decrease(+) in inventories	-1 039	-2 663	-6 950
Increase (-)/Decrease(+) in operating receivables	-3 391	1 231	1 072
Increase (-)/Decrease(+) in operating liabilities	2 377	862	802
Cash flow from operating activities	*11 237*	*8 379*	*10 466*
Cash flow from investing activities	-11 093	-1 250	-3 235
Cash flow from financing activities	-4 500	-8 217	-9 717
Cash flow for the period	-4 356	-1 088	-2 486
Cash and cash equivalents at the start of the period	7 323	10 046	10 046
Exchange rate differences in cash and cash equivalents	-64	-122	-237
Cash and cash equivalents at the period-end	2 903	8 836	7 323

1) The Investing activities post includes investments in capitalized assets of SEK 10.0 million. The Financing activities post includes the acquisition of minority holdings of SEK 20 million, less a debt to SSP Primers of SEK 14 million, net SEK 6 million and a new bank loan of SEK 10 million, amortization of SEK 4.5 million as well as the repayment of a loan to SSP Primers AB of SEK 4 million.

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ALLENEX

Parent company income statement

	2015	2014	2014
Amounts in SEK thousand	JAN-SEP	JAN-SEPT	JAN-DEC
Revenues	2 062	2 062	2 749
Other external costs	-6 179	-5 437	-7 738
Personnel costs	-5 821	-6 838	-7 958
Depreciation/amortization	-83	-81	-109
Operating results	*-10 021*	*-10 294*	*-13 056*
Other financial expenses and income	-1 488	-228	-778
Results after financial items	*-11 509*	-10 522	*-13 834*
Appropriations			
Group contributions received	-	-	38 355
Group contributions paid	-	-	-17 158
Results before tax	*-11 509*	-10 522	*7 363*
Taxes	0	*0*	0
Results for the period	*-11 509*	-10 522	*7 363*

Parent company statement of comprehensive income			
Results for the period	*-11 509*	*-10 522*	*7 363*
Other comprehensive results for the period	-	-	-
Comprehensive results for the period	-11 509	-10 522	*7 363*

Parent company balance sheet

	2015	2014
Amounts in SEK thousand	SEPT 30	DEC 31
Assets		
Tangible assets	113	150
Participations in group companies	77 378	57 378
Non-current intra-group receivables	160 405	96 003
Deferred tax assets	1 626	1 626
Total non-current assets	*239 522*	*155 157*
Current receivables	11 511	73 944
Cash and bank	481	91
Total current assets	*11 992*	*74 035*
Total assets	251 514	229 192
Equity and liabilities		
Equity	153 634	165 143
Non-current liabilities	30 000	19 609
Current liabilities	67 880	44 440
Total equity and liabilities	251 514	229 192

Changes in equity, parent company		
Opening balance	165 413	157 780
Results for the period	-11 509	7 363
Equity and liabilities	153 634	165 143

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ALLENEX

Key figures group	2015	2014
	JAN-SEP	JAN-SEPT
Net sales, SEK thousand	99 799	94 521
Operating income, SEK thousand	15 095	13 435
Earnings after tax, SEK thousand	9 486	8 037
Earnings per share, basic and diluted, SEK	0.08	0.06
Equity per share, SEK	1.70	1.80
Equity/assets ratio, %	58	63
Return on equity, %	5	3
Average number of employees	56	55
Number of shares outstanding at the period-end	120 288 448	120 288 448
Average number of shares outstanding	120 288 448	120 288 448
Share price at the period-end, SEK	2.12	1.93
Market cap, SEK thousand	255 012	232 157

Definitions:

Earnings per share	Earnings after tax attributable to the owners of the parent company divided by the average number of outstan
Equity per share	Equity divided by the number of outstanding shares at the period end.
Equity/assets ratio	Equity at the period-end in relation to total assets.
Return on equity	Results attributable to parent company shareholders divided by equity attributable to the owners of the parent.
Operating margin	Earnings before financial items divided by net sales

For a more detailed glossary see annual report 2014, page 63

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Information about Allenex

ALLENEX

Companies in the Allenex group

PRODUCTION AND R&D COMPANIES

OLERUP SSP

Olerup SSP AB is world leading in the development of kits for genomic HLA typing, based on SSP technology. The product is used prior to a transplantation to match the donor and recipient. The better the match the lower the risk of complications following transplantation. HLA typing is a standard procedure prior to hematopoietic stem cell transplantation (bone marrow transplantation) and is also used in conjunction with organ transplants (kidney, lung, heart, etc.). Since 2011, Olerup SSP has an exclusive global agreement (excl. Australia, New Zealand and Taiwan) with Conexio Genomics, Perth, Australia. The agreement runs through April 2018. Allenex ownership stake in Olerup SSP AB is 100 percent. For more information visit www.olerup-ssp.com

AbSorber

AbSorber develops products that facilitate successful transplantation. AbSorber's transplantation test XM-ONE®, identifies antibodies that play a key role in rejection reactions. The company's research portfolio also includes a patented ABO column for transplantations between people of different blood groups and an ABO diagnostic test that measures the occurrence of blood group antibodies. Allenex ownership stake of AbSorber is 100 percent. For more information visit www.absorber.se

SALES & DISTRIBUTION COMPANIES

OLERUP
GmbH
Vienna Austria

Olerup GmbH, based in Vienna, is responsible for sales, distribution and logistics in Europe and the rest of the world excluding North, Central and South America as well as the Nordic region. Sales encompass Olerup SSP's HLA typing products and AbSorber's XM-ONE® transplantation test. Furthermore, from mid-year 2011, the company also sells and distributes products from the Australian company Conexio Genomics. Sales are conducted by a proprietary sales team in Germany, Austria, Belgium, the Netherlands and Slovenia. Sales in other markets are handled by distributors. Allenex ownership stake in Olerup GmbH is 100 percent. For more information visit www.olerup.com

OLERUP
Inc.
West Chester PA USA

Olerup Inc., domiciled in West Chester, PA, USA, is responsible for the sales, distribution and logistics of Olerup SSP and AbSorber products. Furthermore, since mid-2011, the company sells and distributes products from the Australian company Conexio Genomics. The company has its own sales organization in the US, while sales in Canada and Central and South America are handled by distributors. Allenex ownership stake in Olerup Inc. is 100 percent. For more information visit www.olerup.com

13 (13)

CareDx' offer to the shareholders of Allenex | 147

Information about Allenex

Report by the Board of Directors of Allenex

The description of Allenex on pages 110“147 of this Offer Document has been reviewed by the Board of Directors of Allenex. In the opinion of the Board of Directors of Allenex, this condensed description of Allenex provides an accurate and fair, although not complete, view of Allenex.

Stockholm, March 4, 2016

Allenex AB (publ)

The Board of Directors1)

1) Since the Majority Shareholders have agreed to sell their shares in connection with the Offer (please see “Undertaking to accept the Offer”), Oscar Ahlgren, Director of the Board of Directors of Midroc Invest AB and Xenella Holding AB, and Sven-Olof Johansson, CEO and main shareholder of Fastpartner AB and Director of the Board of Directors of Xenella Holding AB, have, due to conflict of interests, based on the above mentioned commitments, not participated in the preparations and issues related to the Offer in the Allenex Board of Directors. All other members of the Board of Directors of Allenex, all of which are independent of the company, the management and the major shareholders in the company, have participated in the handling of the issue and the Board of Directors has therefore been quorate.

148| CareDx’ offer to the shareholders of Allenex

Tax considerations

The following is a summary of certain Swedish tax issues related to the Offer to the shareholders in Allenex, applicable to individuals and limited liability companies tax resident in Sweden (unless otherwise stated). The summary is based on the legislation currently in force and is intended as general information only. The summary does not purport to be a comprehensive description of all tax issues that may be relevant in relation to the Offer. For example it does not address: shares held by partnerships or shares held as current assets in business corporations; the specific rules on tax-exempt capital gains (including non-deductibility for capital losses) or dividends in the corporate sector that may be applicable when shares are considered to be held for business purposes (Sw. närings-betingade andelar); the special rules that may apply to shares in companies that are or previously have been closely held or shares that have been acquired by means of so called “qualified shares” in closely held companies; the timing of the taxation of contingent consideration for the sale of shares; or shares or other equity-related securities that are held on a so called investment savings account (Sw. investeringssparkonto) and that are subject to special rules on standardized income. Moreover, special tax rules apply to certain categories of investors, including, for example, investment companies and insurance companies, which are not covered here. Each shareholder should therefore consult a tax advisor for information on the specific implication that may arise in an individual case, including the applicability and effect of foreign rules and tax treaties for the avoidance of double taxation.

Individuals

General on capital gains taxation

For shareholders in Allenex that accept the All Cash Alternative and thereby dispose their shares in Allenex in exchange for an all cash consideration, a taxable gain or deductible capital loss may arise. Capital gains are taxed at a rate of 30 percent. The capital gain or loss is normally calculated as the difference between the sales proceeds, after deducting sales costs, and the tax basis. The tax basis for all shares of the same class and type is calculated together in accordance with the average cost method (Sw. genomsnittsmetoden).

Upon the sale of listed shares, the tax basis may alternatively be determined according to the standard method as 20 percent of the sales proceeds after deducting sales costs.

Capital losses on listed shares are fully deductible against taxable capital gains on listed and un-listed shares and on other listed equity-related securities realized in the same year, except for units in securities funds or special funds which consists solely of Swedish receivables (Sw. räntefonder). Capital losses on shares and other equity-related securities which cannot be set off in this way can be deducted with up to 70 percent against other income from capital. If there is a net loss in the capital income category, a tax deduction is allowed against municipal and national income tax, as well as against real estate tax and municipal real estate charges. A tax reduction of 30 percent is allowed on the portion of such net loss that does not exceed SEK 100,000 and of 21 percent on any remaining loss. Such net loss cannot be carried forward to future fiscal years.

Roll-over relief in share-for-share exchange

For shareholders tax resident (Sw. bosatt) or permanently living (Sw. stadigvarande vistas) in Sweden who accept the Mixed Offer Consideration Alternative and thereby dispose of their Allenex shares in exchange for CareDx shares, no immediate taxation will occur at the time of the share-for-share exchange on the Common Stock Component provided that the Swedish tax rules on roll-over relief (Sw. framskjuten beskattning vid andels-

byten) apply. Under these rules, the tax basis in the disposed Allenex shares will instead “roll-over” to the received CareDx shares. The received CareDx shares are thus considered to have been acquired for a consideration equal to the tax basis in the disposed Allenex shares. It should be noted that according to the Swedish Tax Agency, the standard method may not be used when calculating the tax basis in a roll-over relief situation. The entire Cash Component will be subject to capital gains taxation (i.e. no deduction for any portion of the tax basis, or according to the standard method mentioned above, is available).

In order for the rules on roll-over relief to apply, amongst other things, it is required that the offeror will own more than 50 percent of the total voting power in Allenex at the end of the calendar year when the disposal takes place, unless certain exceptions apply. Provided that the Offer is completed, CareDx intends to hold shares in Allenex in such a manner that this requirement is met.

Only whole numbers of CareDx shares will be delivered to Allenex shareholders who accept the Offer. Fractions of shares will be combined and sold on behalf of the Allenex shareholders concerned. The sale of such fractions will be subject to capital gains taxation in the year the disposal occurs in accordance with the rules described above under General on capital gains taxation.

Individuals does not need to report the exchange of Allenex shares for CareDx shares in their annual income tax return in order to receive the roll-over relief. The Cash Component must, however, be reported as well as any gain or loss on the sale of fraction of shares in Allenex for a cash consideration on behalf of the shareholders concerned.

A subsequent sale of the CareDx shares received under the Mixed Offer Consideration Alternative will be subject to capital gains taxation in the year the individual disposes of the shares received, as described above under General on capital gains taxation, unless the CareDx are disposed of in another share-for-share exchange where the rules on roll-over relief apply.

CareDx’ offer to the shareholders of Allenex|149

Tax considerations

A capital gain from the share-for-share exchange will also become taxable if an individual who has received roll-over relief ceases to be resident (Sw. bosatt) within the European Economic Area (EEA) or ceases to permanently live (Sw. stadig-varande vistelse) within the EEA. However, such a capital gain is only taxable if the individual is liable to tax in Sweden for capital gains according to what is set out in the section “Certain tax considerations for non-resident shareholders” below or if the individual remains tax resident in Sweden due to essential connections (Sw. väsentlig anknytning) to Sweden. A capital gain in such a situation is calculated as the difference between the market value of the received CareDx share at the time of the share-for-share exchange and the tax basis in the disposed Allenex shares. Any capital gain that is taxed when an individual no longer fulfills the requirement of being resident or being permanently staying within the EEA, will increase the tax basis for any received CareDx shares.

Limited liability companies

General on capital gains taxation

For limited liability companies, all income, including taxable dividends and capital gains, is taxed as business income at a rate of 22 percent. Capital gains and capital losses are calculated in the same manner as described above with respect to individuals.

Deductible capital losses on shares may only be deducted against taxable capital gains on shares and other equity-related securities. Such capital losses may also, if certain requirements are fulfilled, be offset against such capital gains in a company within the same group, provided that the companies are entitled to tax consolidation (i.e. that the requirements for exchanging group contributions are met). A capital loss that cannot be utilized during a given fiscal year may be carried forward and be offset against taxable capital gains on shares and other equity-related securities during subsequent fiscal years, without limitation in time.

Tax deferral in share-for-share exchange

A limited liability company that realizes a capital gain from the exchange of Allenex shares for CareDx Shares under the Offer may have the possibility to claim a tax deferral (Sw. uppskovs-grundande andelsbyte) for such gain in its income tax return if certain conditions are met. The entire cash consideration will be subject to capital gains taxation (i.e. no deduction for any portion of the tax basis, or according to the standard method mentioned above, is available).

In order for the rules on tax deferral to apply, amongst other things, it is required that the offeror will own more than 50 percent of the total voting power in Allenex at the end of the calendar year when the disposal takes place, unless certain exceptions apply. Provided that the Offer is completed, the Offeror intends to hold shares in Allenex in such a manner that this requirement will be met.

Only whole numbers of CareDx Shares will be distributed to shareholder in Allenex who accept the Offer. In case shareholder receive a fraction of a new share in CareDx, the fraction received will be added together with other such fractions and disposed of for the shareholders” account. Any cash received from such disposal will be subject to taxation in the year when the disposal occurs.

A limited liability company that wishes to obtain tax deferral on the exchange of Allenex shares for CareDx shares must report the gain in its income tax return for the divestment year and request a deferral of taxation. If a deferral is granted, the capital gain will be determined by the Swedish Tax Agency in its tax assessment in the form of a deferred tax amount which will be allocated pro rata among the CareDx Shares received. The cash consideration must, however, be reported as well as any gain or loss on the sale of fraction of shares in Allenex for a cash consideration on behalf of the shareholders concerned.

The deferred amount will generally become taxable when the CareDx Shares are subsequently disposed or cease to exist. This does not, however, apply if the received CareDx Shares are disposed of in a subsequent share-for-share exchange, provided that the criteria for a continued deferred taxation are met.

Tax considerations for holders of CareDx Shares

It is expected that capital gains and losses on the CareDx Shares will be taxed in the same manner as capital gains and losses on the Allenex shares.

CareDx has never paid any cash dividends on its common stock and does not intend to pay any cash dividends on common stock in the near future. If CareDx were to change its policy and a dividend were to be paid business income at a tax rate of 22 percent for limited liability companies and as income from capital at a rate for 30 percent for individuals. In addition, dividends on the CareDx shares paid to non-U.S. persons will generally be subject to U.S. withholding tax at a rate of 30 percent. However, under the tax treaty between Sweden and the United States (the “Treaty”), the tax rate is normally reduced to 15 percent on dividends beneficially owned by a person resident in Sweden for the purposes of the Treaty. Under the Treaty, the tax rate may also be reduced to 5 percent for companies owning shares representing at least 10 percent of the total voting rights of the company declaring the dividend if certain requirements set out in the Treaty are fulfilled. The treaty rate is applicable only if sufficient information regarding the residency of the shareholder is available. For further information on providing residency of the shareholder, see “Material U.S. federal income tax considerations “ Tax consequences to non-U.S. holder “ Consequences of ownership CareDx Shares “ dividends”. Since dividends generally will be taxable in both Sweden and the U.S. double taxation may occur. However, the U.S. withholding tax can be credited from Swedish income tax as a foreign tax credit. The tax credit may not exceed the Swedish income tax attributable to the foreign-source income. If there is no Swedish tax on income in the

150| CareDx’ offer to the shareholders of Allenex

fiscal year in which a dividend is received (for example, where an individual declares a net loss in the capital income category), no foreign tax credit can be claimed in that year. Instead, subject to certain limitations, a surplus credit may be carried forward for five years. In order to avoid double taxation on any dividends received, the shareholders are required to request a credit of foreign tax paid in their Swedish income tax return.

Disposal of shares received in CareDx

A certain order of priority for shares of the same class and type is applicable if a shareholder, who has received roll-over relief or claimed deferred taxation already owned CareDx Shares before the Offer or has acquired CareDx Shares before the Offer, sells any off these shares. The shares are then deemed to have been disposed of in the following order:

1. Shares acquired prior to the Offer

2. Shares acquired through the Offer

3. Shares acquired after the Offer

Certain tax considerations for non-resident shareholders

Shareholders not tax resident in Sweden, and that are not conducting business through a permanent establishment in Sweden to which the shares are effectively connected, are generally not liable for Swedish capital gains taxation on the disposal of shares. Such holders may, nevertheless, be subject to tax in their country of residence.

However, individuals who are not tax resident in Sweden may be subject to Swedish tax on capital gains from the sale of shares, if they have been resident or permanently lived in Sweden at any time during the calendar year of such sale or during any of the ten preceding calendar years. The applicability of this rules may, however, in many cases be limited by tax treaties between Sweden and certain other countries.

Material U.S. federal income tax considerations

The following is a summary of the material U.S. federal income tax consequences of the Offer, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any non U.S., state or local jurisdiction or under any non-income tax laws, including U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address the potential application of the tax on net investment income, the alternative minimum tax or any tax considerations applicable to an

Tax considerations

investor“s particular circumstances or to investors that may be subject to special tax rules, including, without limitation, banks, insurance companies or other financial institutions; tax-exempt organizations; controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax; brokers or dealers in securities or currencies; traders in securities that elect to use a mark to-market method of accounting for their securities holdings; persons that own, or are deemed to own, more than 5 percent of CareDx’ capital stock (except to the extent specifically set forth below); certain former citizens or long-term residents of the United States; partnerships, other pass-through entities or other entities classified as partnerships for U.S. federal income tax purposes (and partners or investors therein); persons who hold Allenex Shares as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; persons who hold or received Allenex Shares pursuant to the exercise of any employee stock option or otherwise as compensation; corporations that are subject to the provisions of Section 7874 of the Code; or persons who do not hold their Allenex Shares as a capital asset within the meaning of Section 1221 of the Code. Further, this decision assumes that Allenex is not a “passive foreign investment company” within the meaning of Section 1297 of the Code with respect to any particular holder of Allenex Shares.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds Allenex Shares, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Allenex Shares, and partners in such partnerships, should consult their tax advisors.

U.S. holder and non U.S. holder defined

For purposes of this discussion, you are a U.S. holder if you are a beneficial owner of Allenex Shares who is, for U.S. federal income tax purposes:

an individual citizen or resident of the United States;

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

an estate whose income is subject to U.S. federal income tax regardless of its source; or

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of Section 7701(a)(3) of the Code) who have the authority to control all substantial deci- sions of the trust or (y) which has made a valid election to be treated as a U.S. person.

For purposes of this discussion, you are a “non U.S. holder” if you are a beneficial owner of Allenex Shares (other than a partnership) who is not a U.S. holder.

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Tax considerations

Tax consequences to U.S. holders

Consequences of the Offer

The receipt of cash, or a combination of cash and CareDx Shares, in exchange for Allenex Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, if you are a U.S. holder who receives cash, or a combination of cash and CareDx Shares, in exchange for Allenex Shares pursuant to the Offer, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between:

the amount realized, as described in the succeeding sen- tence; and

your adjusted tax basis in the Allenex Shares exchanged therefor.

The amount realized generally will be the sum of:

the fair market value of the CareDx Shares you receive pur- suant to the Offer, if any; and

the U.S. dollar value of the Swedish kronor you receive pur- suant to the Offer.

For this purpose the fair market value of the shares will be determined on the settlement date of the Offer, in the case of a cash basis U.S. holder, and the date of sale, in the case of an accrual basis U.S. holder. An accrual basis U.S. holder, if it elects, may determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the Offer. If an accrual basis U.S. holder does not make such an election, such accrual basis U.S. holder may have foreign currency exchange gain or loss because of differences between the USD/SEK exchange rates prevailing on the date of sale and on the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss realized by the U.S. holder on the disposition of Allenex Shares. Gain or loss must be calculated separately for each block of Allenex Shares (i.e. shares acquired at the same cost in a single transaction) exchanged in the Offer. Except with respect to foreign currency gain or loss, any such gain or loss generally would be long-term capital gain or loss if the holding period for the Allenex Shares exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at reduced rates. The deductibility of capital losses is subject to limitations. A U.S. holder“s basis in the CareDx Shares received (if any) will equal such shares” fair market value as of the date of sale, and the holding period of such shares will start on the day after the sale.

Backup withholding

Backup withholding may apply to payments made in connection with the Offer. Backup withholding will not apply, however, to a U.S. holder who (1) furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on an IRS Form W 9 or successor form, or (2) is otherwise exempt from backup withholding. Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules from a payment to a U.S. holder will be refunded or credited against the holder“s U.S. federal income tax liability, if any, provided that certain required information is furnished to the Internal Revenue Service.

Tax consequences to non U.S. holders

Consequences of the Offer

If you are a non U.S. holder, you generally will not be taxed upon the completion of the Offer unless:

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establish- ment or a fixed base maintained by you in the United States); or

you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposi- tion occurs and certain other conditions are met.

If you are a non U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the completion of the Offer under regular graduated U.S. federal income tax rates, and a corporate non U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30 percent rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non U.S. holder described in the second bullet above, you will be required to pay a flat 30 percent tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the completion of the Offer, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses).

Consequences of ownership of CareDx Shares-Dividends

CareDx has never paid any cash dividends on its common stock and does not intend to pay any cash dividends on common stock in the near future. If CareDx were to change its policy and a dividend were to be paid by CareDx in the future, distributions on CareDx Shares paid to non U.S. holders would constitute dividends for U.S. tax purposes to the extent paid from CareDx’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both CareDx’ current and its accumulated earnings and profits, the excess would constitute a return of capital and would first reduce your basis in CareDx Shares, but not below zero, and then would be treated as gain from the sale of stock as described below under “”Consequences of ownership of CareDx Shares “ Gain on disposition of CareDx Shares.”

Subject to the discussion below on effectively connected income, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30 percent of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide CareDx with an IRS Form W 8BEN, IRS Form W 8BEN E or other appropriate version of IRS Form W 8 (or successor form), including a U.S. taxpayer identification number, certifying qualification for the reduced rate. These

152| CareDx’ offer to the shareholders of Allenex

forms must be updated periodically. A non U.S. holder of lnfinera Shares eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold CareDx Shares through a financial institution or other agent acting on the non U.S. holder“s behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to CareDx or its paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment or a fixed base maintained by you in the United States), are exempt from such withholding tax if you satisfy certain certification and disclosure requirements. In order to obtain this exemption, you must provide CareDx with an IRS Form W 8ECI (or successor form) or other applicable IRS Form W 8 (or successor form) properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, generally are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30 percent or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Consequences of ownership of CareDx Shares-Gain on disposition of CareDx Shares

Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale, exchange or other disposition of CareDx Shares received unless:

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establish- ment or a fixed base maintained by you in the United States);

you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposi- tion occurs and certain other conditions are met; or

CareDx Shares constitute a U.S. real property interest by reason of CareDx’ status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of or your holding period for, CareDx Shares.

CareDx believes that it is not currently and will not become a USRPHC, and the remainder of this discussion so assumes. However, because the determination of whether CareDx is a USRPHC depends on the fair market value of CareDx’ U.S. real property relative to the fair market value of its other business assets, there can be no assurance that it will not become a USRPHC in

Tax considerations

the future. Even if CareDx becomes a USRPHC, however, as long as CareDx Shares are regularly traded on an established securities market, such CareDx Shares will be treated as U.S. real property interests only if you actually or constructively hold more than 5 percent of such regularly traded CareDx Shares at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, CareDx Shares.

If you are a non U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30 percent rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non U.S. holder described in the second bullet above, you will be required to pay a flat 30 percent tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

U.S. federal estate tax

CareDx Shares beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent“s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such stock, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup withholding and information reporting

Generally, CareDx must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of Allenex Shares or CareDx Shares made to you may be subject to additional information reporting and backup withholding at a current rate of 28 percent unless you establish an exemption, for example, by properly certifying your non U.S. status on an IRS Form W BEN, IRS Form W 8BEN E or another appropriate version of IRS Form W 8 (or successor form). Notwithstanding the foregoing, backup withholding and information reporting may apply if either CareDx or its paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

CareDx’ offer to the shareholders of Allenex|153

Tax considerations

Foreign accounts

The Foreign Account Tax Compliance Act (“FATCA”) generally imposes a U.S. federal withholding tax of 30 percent on dividends on and the gross proceeds from the sale or other disposition of CareDx Shares, paid to a “foreign financial insti-tution” (as specifically defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30 percent on dividends on and the gross proceeds from the sale or other disposition of CareDx Shares paid to a “non-financial for-

eign entity” (as specifically defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on CareDx Shares and, under current transitional rules, are expected to apply with respect to the gross proceeds from a sale or other disposition of CareDx Shares on or after January 1, 2019. Under certain circumstances, a non U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United State and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in CareDx Shares.

EACH ALLENEX SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER AND HOLDING AND DISPOSING OF CAREDX SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

154| CareDx’ offer to the shareholders of Allenex

Addresses

CareDx

CareDx, Inc.
3260 Bayshore Blvd
Brisbane, CA 94005
USA
Telephone number: +1(415) 287-2300

Financial advisors

ABG Sundal Collier AB
PO Box 7269
Regeringsgatan 65
SE-103 89 Stockholm
Sweden

Legal advisors

Baumgarten, Byström, Rooth & Partners Advokater AB
Blasieholmsgatan 5
SE-111 48 Stockholm
Sweden

Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, CA 94304
USA

Auditor

Ernst & Young LLP
Suite 600
275 Shoreline Drive
Redwood City, CA 94065
USA

Allenex

Allenex
Franzéngatan 5
Box 122 83
102 27 Stockholm
Sweden
Telephone number: +46 8 508 939 00

Legal advisors

Advokatfirman Lindahl KB
PO Box 1203
Vaksalagatan 10
SE-751 42 Uppsala
Sweden

Auditor

Ernst & Young AB
Jakobsbergsgatan 24
SE-103 99 Stockholm
Sweden

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